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06012945

82- SUBMISSIONS FACING SHEET

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FILE NO. 82- 3893 FISCAL YEAR 12-31-05

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DAT : 5/1/06

82-3893

AR/S 12-31-05

2005 Annual Report


NEDBANK

Nedcor Ltd

MAKE THINGS HAPPEN

NEDBANK GROUP





A Member of the OLD MUTUAL Group

Group at a glance

The Nedbank Group made significant progress during 2005. In 2004 the base was set and during 2005 we gained momentum as the group became more outwardly focused. The group's resources are now being directed to improving client service. This outward focus will enable us to meet the commitments we have made to our shareholders, clients and staff.

Tom Boardman
Chief Executive



Financial highlights

		2005	2004	% change
Headline earnings	Rm	**3 167**	1 743	81,7
Income attributable to shareholders	Rm	**3 836**	1 528	151,0
Earnings per share				
Headline	cents	**797**	483	65,0
Diluted headline	cents	**791**	482	64,1
Basic	cents	**966**	423	128,4
Dividend declared per share	cents	**290**	120	141,7
Tangible net asset value per share	cents	**4 351**	3 361	29,5
Net interest income to average interest-earning banking assets	%	**3,55**	3,18	
Impairments charge to average advances	%	**0,49**	0,55	
Non-interest revenue to total income	%	**50,2**	53,1	
Group capital adequacy ratio	%	**12,9**	12,1	
Interest-earning banking assets	Rm	**258 061**	246 444	4,7
Total assets	Rm	**352 258**	327 840	7,4
Return on total assets	%	**0,93**	0,54	
				2007 target
Return on ordinary shareholders' equity	%	**15,5**	11,0	20,0
Efficiency ratio	%	**65,1**	71,8	55,0

Refer to page 248 for definitions of terms used

Earnings reconciliation

		2005	2004
Profit attributable to equity holders of the parent	Rm	**3 836**	1 528
Non-headline earnings items	Rm	**669**	(215)
Non-trading and capital items	Rm	**701**	(245)
Taxation on non-trading and capital items	Rm	**(32)**	39
Headline earnings	Rm	**3 167**	1 743

Contents

Other statistics

Number of employees	22 188

Employment equity statistics


46,6%
53,4%
White
Black

Increase from 24,5% black managers in 2004 to 30,2% in 2005

Gender split of employees


37,7%
62,3%
Male
Female

Black shareholding: BEE scheme	
% of total shareholders	9,33
% of South African operations	11,50
Branches	
Nedbank (excluding branch-in-a-box)	420
Nedbank non-retail banking facilities	115
Old Mutual Bank	46
Africa	27
Total	608
Nedbank – mobile boot-kits	40
Nedbank – branch-in-a-box	6
Pick 'n Pay Go Banking outlets	330
Total outlets	984
ATMs	
Nedbank	1 119
Old Mutual Bank	55
Total	1 174
Self-service terminals	318
	1 492
South African market share (banks)	**%**
Total advances	19,98
Deposits	21,31

Nedbank Group profile

Nedbank Group Limited (formerly Nedcor Limited) is a bank holding company that, through its principal banking subsidiary, Nedbank, together with the other members of the Nedbank Group, operates as one of the four largest banking groups in South Africa. The company's ordinary shares have been listed on the JSE since 1969.

The group offers a wide range of wholesale and retail banking services through three primary business clusters: Nedbank Corporate, Nedbank Capital, and Nedbank Retail. The principal services offered by the group comprise corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedbank Group also generates income from private equity, credit card acquiring and processing services, custodial services, unit trust and trust administration, asset management services and bancassurance.

Nedbank Group's headquarters are in Sandton, Johannesburg, with large operational centres in Durban and Cape Town, which are complemented by a regional network throughout South Africa and facilities in other southern African countries. These facilities are operated through Nedbank Group's eight subsidiary and/or affiliated banks, as well as through branches and representative offices in certain key global financial centres that serve to meet the international banking requirements of the group's South African-based clients.

Divisional contribution to headline earnings


Rm
1 984
1 017
938
144
(35)
(881)
1 775
863
564
71
(147)
(1 383)
05
04
Nedbank Capital
Nedbank Corporate
Nedbank Retail
Imperial Bank
Shared Services
Central Management

Improved performance from all operating divisions



2005 Annual Report

Group targets and objectives


2 476
875
55
(1 600)
1 743
1 528
3 167
3 836
02*
03*
04
05
*Pre-IFRS
Headline earnings (Rm)
Attributable earnings (Rm)


14,9%
15,5%
22 490
11,0%
18 337
17 046
11 647
0,4%
02*
03*
04
05
*Pre-IFRS
Ordinary shareholders' equity (Rm)
Return on ordinary shareholders' equity (%)

Financial targets

	Performance in 2005	2007 target
Return on ordinary shareholders' equity	15,5%	20%
Efficiency ratio	65,1%	55%

Group objectives for 2005	Refer page	Progress in 2005
• Ensure that income growth is at least 9% higher than expense growth (9% 'jaws' ratio)	6	Good progress made towards 2007 target, with a 'jaws' ratio of 11,2% (excluding the impact of the BEE transaction) and 7,6% (when the costs of the BEE transaction are included).
• Maintain market share from the second half of 2005	6	Continued market share losses in total advances, but slowdown in the rate of decline in home loan market share. Gained market share in cash handling and Mzansi accounts.
• Grow non-interest revenue through a focus on transactional revenue	7	Longer-term goal. Nedbank Corporate has begun to implement a new integrated electronic banking platform, while Nedbank Retail has expanded its branch footprint for increased accessibility. Bancassurance improving off a low base. Low primary banker status and cross-sell in Retail and Corporate Banking.
• Build Nedbank Retail	7	Improvement in financial performance, with strong growth in ROE and earnings, but still behind peers. Peoples Bank branch integration completed successfully. Mzansi market share and home loan sales and process improvements.
• Transform the business beyond the Financial Sector Charter (FSC) targets	7	BEE transaction concluded. Eyethu retail scheme the largest ever by value in South Africa. Progress on all major targets in FSC scorecard, but still some hurdles to overcome.

Strategic objectives in 2006 to 2008 business plan

		Refer page
1	Achieve financial objectives to meet 2007 targets	11
2	Build credible rolling three-year plans to ensure a long-term focus	11
3	Build a high-performance culture to achieve targets and improve client service	11
4	Achieve profitable asset growth in line with the market	11
5	Drive quality transactional banking growth	11
6	Deliver worldclass service	12
7	Transform beyond the FSC targets	12
8	Unleash group synergies	13
9	Optimise risk and capital	13
10	Improve innovation	13
11	Improve management information systems	13
12	Reposition the brand	13

Geographic spread of Nedbank Group operations

Isle of Man
Ireland
United Kingdom
London
Guernsey
Jersey

Malawi
Mauritius
Namibia
Zimbabwe
Swaziland
Lesotho
South Africa

LIMPOPO
NORTH WEST
GAUTENG
MPUMALANGA
KWAZULU-NATAL
FREE STATE
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE

Branches in Southern Africa and Europe

■ NEDBANK
□ OLD MUTUAL BANK

Review of 2005

This review summarises the key achievements and activities of the Nedbank Group during 2005. These issues are all covered in further detail in the Chairman's statement, the Chief Executive's report, the Chief Financial Officer's report and the operational and divisional reports.

Overview

Key features of the results:

- headline earnings per share increased by 65,0% to 797 cents (2004: 483 cents);
- diluted headline earnings per share increased from 482 cents to 791 cents, the 2005 dilution being impacted by accounting for the black economic empowerment (BEE) scheme;
- basic earnings per share grew by 128% from 423 cents per share to 966 cents per share; and
- the group's return on average ordinary shareholders' equity (ROE) continued to improve, increasing from 11,0% for the year ended 31 December 2004 to 15,5% for the year ended 31 December 2005.

The improved performance was driven mainly by:

- the continued realisation of benefits from the recovery programme, which are reflected in the growth in operating income and the containment of expenses;
- a significantly improved performance from Nedbank Retail;
- strong operating performances from Nedbank Capital and Nedbank Corporate;
- favourable property private equity revaluations and realisations;
- year-on-year advances growth of 12,4%;
- an improvement in the overall quality of the advances book;
- the weakening of the rand from R5,63: US$ at 31 December 2004 to R6,33: US$ at 31 December 2005; and
- the sale of the major portion of the group's holding in Net1 UEPS Technologies, Inc.

Progress against three-year plan

During February 2005 at the 2004 year-end results announcement Nedbank Group outlined five major action plans that form the foundation of the group's three-year plan:

- **Ensure that income growth is at least 9% higher than expense growth (9% 'jaws' ratio)** *(on a three-year compound annual growth rate basis, with 2004 as the base)*

  Good progress has been made towards achieving this target. Gross operating income (excluding foreign currency translation gains) grew by 9,6%, while total expenses (excluding the cost of the BEE transaction) reduced by 1,6% for the period, resulting in a 'jaws' ratio of 11,2%. If the cost of the BEE transaction is included, expenses increased by 2,0%, resulting in a 'jaws' ratio of 7,6%.

- **Maintain market share from the second half of 2005**

  Although the group continued to lose market share in total advances, there has been a slowdown in the rate of decline during the second half of 2005, particularly in the key area of home loans in Nedbank Retail. The group continued to lose market share in credit card balances during 2005, partially as a result of the group's high proportion of clients who do not make use of revolving credit balances. However, the impact of growing at a slower rate than the market did not have a significant effect on the group's progress against its three-year plan, as the market as a whole, and particularly the retail banking sector, grew more than initially expected. The group grew market share in Mzansi accounts and cash handling. Nedbank Capital maintained its strong market share and Property

Finance held its dominant market position among the banks in commercial and industrial real estate. Nedbank Retail maintained its significant market share in card acquiring.

- **Grow non-interest revenue through a focus on transactional revenue**

  To grow transactional revenue the group has created focused teams and is implementing a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance. Nedbank Corporate started to pilot a new integrated electronic banking platform towards the end of 2005 and has begun to roll this out to clients during 2006. Nedbank Retail's expanded branch footprint has improved accessibility and reach which, together with a more outward focus, positions the group to grow transactional revenue. The group's bancassurance revenue continued to grow strongly, with new business premiums increasing by 40% in 2005. As reported with the interim results in July 2005, the group recognises that transactional revenue growth is a longer-term goal and the full benefits are expected to be realised only over the next few years.

- **Build Nedbank Retail**

  Nedbank Retail has historically generated ROEs significantly lower than those of its retail banking peers. A key focus of the group is to deliver the financial turnaround of Nedbank Retail while improving client service. Following the restructuring of Nedbank Retail in 2004 good progress has been made in growing revenue and containing expenses, resulting in headline earnings increasing by 66,3% and ROE increasing from 12,1% to 18,4%. The integration of Nedbank and Peoples Bank was completed during the year under review and over 1,5 million clients were seamlessly migrated onto Nedbank systems. These Peoples Bank clients are now offered the full range of Nedbank's products and services, providing considerable upsell and cross-sell opportunities. This also resulted in the group increasing its Nedbank-branded branches from 271 to 426 by the year-end, including the opening of 24 new branches, the majority being in previously underserviced areas.

- **Transform the business beyond the Financial Sector Charter (FSC) targets**

  The group is committed to going beyond mere compliance with the FSC targets. Nedbank Group's unique BEE transaction, with a value of more than R3 billion, resulted in a broad range of black stakeholders acquiring direct ownership worth 11,5% of the value of the group's South African businesses:

  - the Eyethu scheme for retail clients attracted 47 523 participants who invested R740,5 million, making it the largest retail share scheme by deposit value ever in South Africa;
  - the corporate scheme involved 76 black corporate and business banking clients; and
  - the working relationship with the strategic black business partners, namely the Brimstone Consortium, the Wiphold Consortium and Aka Capital, is progressing well, with numerous deals having been introduced by these partners to the bank – the black business partners are also working closely with management on all other areas of transformation in the group, including employment equity, skills development, procurement and social responsibility.

  After a slow start, the group has increased its market share of new Mzansi accounts and Nedbank Capital and Nedbank Corporate continue to be at the forefront of structuring, financing and advising on BEE transactions.

Strategic focus

The completion of the major restructuring of the group has improved accountability and empowered staff. This, together with restructured incentive programmes, staff training, the payment of reasonable bonuses and the improving results, have all helped to boost morale. Internal staff surveys show an improvement in all areas of morale measured by the group, compared with 2004. The group continues to focus on addressing this critical issue.

The group has moved its focus outward, with projects to improve products, systems, processes and training being intensified to improve client service.

The marketing focus has shifted to keeping the Nedbank brand aspirational, but accessible to all South Africans. The integration and rebranding of Peoples Bank and the BEE transaction also helped to position the bank as being more accessible.

Capital management

Nedbank Group's strategic capital plan is focused on optimising the level, mix and structure of the capital base required to support future growth. The group commenced a share repurchase programme during the last quarter of 2005 and will continue to manage its capital proactively to be able to balance Tier 1 capital and the overall capital mix more efficiently, subject to the appropriate shareholder and regulatory approvals.



Review of 2005

The group's capital position is robust, with the Tier 1 group capital adequacy ratio increasing from 8,1% in December 2004 to 9,4% in December 2005. The total group capital adequacy ratio has increased from 12,1% in December 2004 to 12,9% in December 2005.

Credit ratings

During 2005 the group's credit ratings were upgraded as follows:

- Fitch Ratings upgraded the long-term foreign currency rating of Nedbank Group and Nedbank Limited to BBB from BBB-, while at the same time upgrading the individual rating of the group and the bank to C from C/D, with the upgrade in the foreign currency and individual ratings reflecting improvement in the banking group's performance ratios and key risk indicators and the expectation that this trend will continue; and
- CA-Ratings changed the outlook for Nedbank Group from stable to positive, reflecting the view of CA-Ratings that an upgrade of the long-term rating is possible within the next 12 months.

Financial reporting

- Nedbank Group was the first South African financial institution to make the transition from reporting under SA Statements of Generally Accepted Accounting Practice (GAAP) to International Financial Reporting Standards (IFRS).
- Nedbank Group received the award for the best annual report in the Financial, Insurance and Property category as well as for the best annual report by a Proudly South African member at the Institute of Chartered Secretaries and Administrators of Southern Africa annual report awards.

Sustainability

Nedbank Group continues to focus on long-term sustainable development:

- the group was again included in the 2005 JSE Socially Responsible Investment (SRI) Index and was rated among the top three companies in its category (top 20% ranking);
- Nedbank Group was included, for the second year in succession, in the Dow Jones World Sustainability Index and is one of 28 banking groups worldwide, and one of only three companies listed in South Africa to be included in the index;
- the group's 2004 Sustainability Report was awarded second place in the Ernst & Young Excellence in Sustainability Reporting Awards;
- the group also gained the annual award for Emerging Markets Corporate Social Responsibility Bank of the Year at the The Banker Awards in London; and
- Nedbank Group won the prestigious 2005 Mail & Guardian Greening the Future award for 'the company with the most improved environmental practices'.

Board of directors

During the year under review the following changes were made to the Nedbank Group Board:

- Bob Head was appointed as a non-executive director (1 January 2005);
- Hixonia Nyasulu resigned as an independent non-executive director and Vice-chairman (26 January 2005);
- Phuthuma Nhleko resigned as a non-executive director (21 April 2005);
- Lot Ndlovu changed status from an executive director to a non-executive director (1 May 2005); and
- Mustaq Enus-Brey, Reuel Khoza and Gloria Serobe were appointed as non-executive directors (16 August 2005).

At the annual general meeting (AGM) in May 2005 Warren Clewlow announced his intention of retiring as a non-executive director and Chairman of the board at the AGM in 2006. On 25 November 2005 Reuel Khoza was appointed Chairman Elect and will succeed Warren Clewlow at the conclusion of the AGM on 4 May 2006.

Group structure

Support areas

Group Human Resources
Shirley Zinn

Group Strategy and Corporate Affairs
Nombulelo Moholi

Chief Executive's Office
Derek Muller

Enterprise Governance and Compliance
Selby Baqwa

Group Finance
Mike Brown

Group Technology and Support Services
Len de Villiers

Group Risk
Philip Wessels

Nedbank Group
Chief Executive
Tom Boardman

Headline earnings	R3 167m
Total advances	R248 408m
Total assets	R352 258m
Employees	22 188

Client interface

Graham Dempster

Full-service corporate and business banking, including commercial and industrial property finance and African operations.

Cluster comprises:
- Corporate Banking
- Business Banking
- Property Finance
- Nedbank Africa

Headline earnings	R1 984m
Total advances	R102 352m
Total assets	R138 271m
ROE	19,7%
Employees	5 236

Brian Kennedy

Comprehensive merchant and investment banking activities.

Cluster comprises:
- Investment Banking
- Specialised Finance
- Treasury
- Equity Capital Markets
- Debt Capital Markets
- Global Markets
- Nedcor Securities

Headline earnings	R1 017m
Total advances	R43 602m
Total assets	R117 502m
ROE	29,2%
Employees	616

Rob Shuter

Full-service retail banking and wealth management services.

Cluster comprises:
- Retail Banking Services
- Nedbank Card
- Retail Bancassurance and Wealth
- Nedbank Home Loans
- Nedbank Personal Loans
- Retail Product Solutions
- Retail International

Headline earnings	R938m
Total advances	R82 594m
Total assets	R96 272m
ROE	18,4%
Employees	12 127

René van Wyk

Joint venture with Imperial Holdings Limited. Predominantly asset-based finance, with most advances comprising vehicle finance.

Cluster comprises:
- Motor Finance
- Property Finance
- Supplier Asset Finance
- Medical Finance

Headline earnings contribution	R144m
Total advances	R19 694m
Total assets	R21 832m
ROE *(net of minority)*	12,4%
Employees	793

- Nedbank Retail bedded down its new structure, initiated employee training, improved morale, focused on channels to market and launched new products (for example, the Nedbank Children's Affinity accounts), all geared towards achieving growth in client numbers, increasing cross-sell ratios and driving bancassurance penetration. The Peoples Bank integration effectively enhanced the Nedbank Retail footprint by boosting the number of Nedbank branches from 271 to 426.
- Nedbank Corporate has developed a focused transactional banking unit and started to improve its transactional corporate banking systems with a channel convergence project scheduled for implementation in the first half of 2006, as well as joint initiatives with Nedbank Capital to increase cross-sell and improve client service.
- Nedbank Capital will focus on the development of various new products through sharpening its focus on innovation. Substantial synergies will also be unlocked by enhancing its co-operative business model with Nedbank Corporate.

6 Deliver worldclass service

Nedbank Group aims to match industry service levels in 2006 and to continue to improve in 2007 and 2008.

- Nedbank Retail will refine its client segmentation strategy, improve processes and integrate systems, intensify employee training, multiskill frontline employees, improve client information integrity and availability and roll out tactical service improvement initiatives. In Home Loans specifically process improvements have already resulted in a decline in market share losses. There will also be an intensive focus on optimising the branch network and upgrading the ATM network.
- Nedbank Corporate is driving deeper relationships and partnerships with clients, as well as utilising sectoral specialisation to provide more value-added services to clients.
- Nedbank Capital has been on a service improvement drive for most of 2005 and will continue to focus on service improvement, specifically through embedding the cooperative model with Nedbank Corporate, better understanding of client needs and offering solutions rather than products.

7 Transform beyond the Financial Sector Charter targets

Nedbank Group aims not only to achieve, but exceed, its annual Financial Sector Charter (FSC) targets. Clusters are driving a large number of diverse FSC programmes.

Nedbank Group announced an industry-first, broad-based BEE deal, which incorporated clients, business partners, communities and employees. The group aims to leverage the benefits of the transaction, with particular focus on the client schemes in Nedbank Retail and Nedbank Corporate.

- The group will continue to invest in the community and plans to maintain its annual corporate social investment (CSI) spend well above the required target. Besides the financial contribution, the group will continue to encourage employees to get involved in uplifting communities. In 2006 CSI expenditure will be more closely aligned with the group's strategic aspirations and the areas of focus narrowed down to welfare, community, education and economic development.
- In 2006 Nedbank Group aims to implement an integrated Old Mutual Group corporate responsibility strategy, nurture the conservation partnership with the World Wide Fund for Nature South Africa (WWF-SA), implement the Equator Principles and further embed sustainability as a part of the business strategy and operations.

8 **Unleash group synergies**

Nedbank Group will play an integral role in the growth aspirations of the Old Mutual Group in southern Africa. Following the progress made on extracting synergies in 2005, the three South African operations of Old Mutual plc (Nedbank Group, Old Mutual (South Africa) and Mutual & Federal) will continue to work closer together and drive revenue and cost synergies that have been identified. Specific and measurable synergy targets have been incorporated into the performance scorecards of each operation.

9 **Optimise risk and capital**

The group aims to be at the forefront of risk and capital management in the country and has implemented an economic capital framework to optimise the risk-adjusted return on capital. The group will continue to focus on optimising the level, mix and structure of its capital base within the current regulatory context both to ensure a smooth transition to Basel II in 2008 and the meeting of risk appetite targets. This includes the replacement and realignment of the subordinated debt portfolio and potential share repurchases or special dividends. Further detail is given in the capital management and Basel II report on page 128.

10 **Improve innovation**

By 2008 Nedbank Group aims to improve its innovation delivery capability significantly, with a particular focus on driving down the cost of information technology (IT) project delivery and improving time-to-market. The group also aims to improve the process of determining, prioritising and selecting the right innovation projects to optimise the return on investment.

However, innovation goes beyond mere project delivery efficiency and relates to the innovative capacity of the entire business. Aligned with this strategic objective, Nedbank Capital will drive the development of an innovative culture, while employees in Nedbank Retail will be more empowered to generate innovative ideas.

11 **Improve management information systems**

Following the extensive progress that has been made in 2005 in improving management information systems (MIS), a sophisticated financial processing architecture project has been launched. The primary characteristics of the proposed solution are the integration of financial and risk architectures, a single enterprise data warehouse ensuring consistency of data used for reporting, standardisation across the group to reduce manual-intensive reconciliation processes, groupwide integrated planning, budgeting and forecasting solutions, a financial consolidation process that facilitates greater accountability at business cluster level and the ability to respond timeously and cost-effectively to evolving statutory and regulatory reporting requirements such as Basel II and International Financial Reporting Standards. The first two phases of the project will be completed by mid-2007.

12 **Reposition the brand**

Nedbank continues to be repositioned as a bank that is accessible to all South Africans, overcoming perceptions that the brand is elitist. A new brand promise, 'Make things happen', was launched in January 2006 to entrench Nedbank as a bank that is committed to understanding and meeting the needs and aspirations of all. The nationwide multimedia campaign message will position the new Nedbank in a more relevant and approachable manner. Nedbank aims to be the most respected and aspirational brand across all client segments.



Four-year review – statistics and ratios


4 012
2 247
3 361
4 351
02*
03*
04
05
* Pre-IFRS
Tangible net asset value per share (cents)


30,1
17,1
30,7
44,3
02
03
04
05
Market capitalisation (Rbn)

		2005	Restated 2004*	2004†	2003†	2002†
Share statistics						
Earnings per share						
Headline	cents	**797**	483	401	19	979
Diluted headline	cents	**791**	482	400	19	979
Basic	cents	**966**	423	270	(546)	346
Diluted basic	cents	**958**	422	269	(545)	343
Dividends/Distributions						
Declared per share	cents	**290**	120	120	240	515
Paid/Capitalised per share	cents	**181**	79	79	515	515
Dividend/Distribution cover	cents	**2,8**	4,0	3,3	0,1	1,9
Net asset value per share	cents	**5 597**	4 654	4 590	4 240	6 300
Tangible net asset value per share	cents	**4 351**	3 361	3 357	2 247	4 012
Shares						
Gross number in issue	m	**443**	394	394	275	271
Treasury shares	m	**(41)**	*	*	*	*
Net number in issue	m	**402**	394	394	275	271
Weighted average number	m	**397**	361	361	293	253
Fully diluted weighted average	m	**400**	362	362	293	254
Share price and related statistics						
Nedbank Group traded price						
Closing	cents	**10 000**	7 780	7 780	6 203	11 110
High	cents	**10 280**	7 999	7 999	11 850	15 400
Low	cents	**6 700**	5 240	5 240	5 640	9 500
FTSE/JSE Africa Banks Index – closing		**29 234**	22 975	22 975	14 153	12 035
FTSE/JSE Africa All Share Index – closing		**18 097**	12 657	12 657	10 387	9 277
Market capitalisation	Rbn	**44,3**	30,7	30,7	17,1	30,1
Number of shares traded	m	**168,1**	245,8	245,8	216,0	143,8
Number traded to weighted average number of shares	%	**42,3**	68,1	68,1	73,7	56,8
Value of shares traded	Rm	**13 709**	15 345	15 345	18 003	17 228
Value traded to market capitalisation	%	**31,0**	50,0	50,1	105,5	57,2
Price/earnings ratio	historical	**13**	16	19	326	11
Price to book	times	**1,8**	1,7	1,7	1,5	1,8
Dividend yield	%	**2,9**	1,5	1,5	3,9	4,6
Earnings yield	%	**8,0**	6,2	5,2	0,3	8,8
Closing price/tangible net asset value per share	times	**2,3**	2,3	2,3	2,8	2,8

Refer to page 248 for definitions of terms used   ** Less than R1 million*   *† Before conversion to IFRS*

** Restated as per note 3 to the annual financial statements*

Share price and indices


30 000
25 000
20 000
15 000
10 000
5 000
JFMAMJJASOND JFMAMJJASOND JFMAMJJASOND JFMAMJJASOND
2002
2003
2004
2005
Nedbank Group Limited (close) (10 000)
FTSE/JSE Africa All Share Index (close) (18 096,54)
FTSE/JSE Africa Banks Index (close) (29 234,48)

		2005	Restated 2004[*]	2004[†]	2003[†]	2002[†]
Performance ratios						
Net interest income to interest-earning assets	%	**3,55**	3,18	3,13	3,04	2,95
Non-interest revenue to total income	%	**50,2**	53,1	50,8	49,0	48,5
Foreign currency translation gains/(losses) to total income	%	**0,74**	(1,84)	(2,42)	(10,61)	(10,52)
Impairments charge to average advances	%	**0,5**	0,6	0,7	1,0	0,6
Efficiency ratio						
Including BEE transaction expense	%	**65,1**	71,8	76,3	80,2	65,4
Excluding BEE transaction expense	%	**62,8**	71,8	76,3	80,2	65,4
Expenses to average assets	%	**3,28**	3,41	3,52	3,24	2,46
Effective taxation rate	%	**23**	24	24	55	5
Return on total assets	%	**0,93**	0,54	0,45	0,02	0,84
Return on risk-weighted assets	%	**1,40**	0,82	0,68	0,03	1,19
Return on ordinary shareholders' equity	%	**15,5**	11,0	9,2	0,4	14,9
Assets and related ratios						
Advances						
Performing advances	Rm	**249 318**	220 202	220 217	208 960	193 414
Non-performing advances (NPAs)	Rm	**4 304**	7 490	7 490	8 444	8 001
Gross advances	Rm	**253 622**	227 692	227 707	217 404	201 415
Impairment of advances	Rm	**(5 214)**	(6 684)	(6 579)	(7 308)	(6 553)
Net advances	Rm	**248 408**	221 008	221 128	210 096	194 862
NPAs to gross advances	%	**1,7**	3,3	3,3	3,9	4,0
Impairment of advances to gross advances	%	**2,1**	2,9	2,9	3,4	3,3
Assets						
Total assets on balance sheet	Rm	**352 258**	327 840	327 238	313 113	324 767
Assets under management	Rm	**72 063**	60 369	68 982	102 090	124 343
Total assets administered by the group	Rm	**424 321**	388 209	396 220	415 203	449 110
Capital and related ratios						
Ordinary shareholders' funds	Rm	**22 490**	18 337	18 095	11 647	17 046
Regulatory capital						
Tier 1	Rm	**21 151**	17 274	17 274	10 593	14 517
Total qualifying capital	Rm	**29 099**	25 663	25 663	21 589	22 985
Risk-weighted assets	Rm	**225 756**	212 459	212 459	212 850	208 656
Group capital adequacy ratio						
Tier 1	%	**9,4**	8,1	8,1	5,0	7,0
Total	%	**12,9**	12,1	12,1	10,1	11,0
Employee statistics and ratios						
Number of employees		**22 188**	21 103	21 103	24 205	25 240
Revenue per employee	R	**718 812**	664 692	662 276	466 102	415 769
Expenses per employee	R	**502 839**	518 362	533 858	427 350	288 590
Headline earnings per employee	R	**142 735**	82 595	63 874	2 222	111 486

Refer to page 248 for definitions of terms used

[†] Before conversion to IFRS

[*] Restated as per note 3 to the annual financial statements


14,9
0,4
11,0
15,5
02*
03*
04
05

* Pre-IFRS
Return on ordinary shareholders' equity (%)


7,0
11,0
5,0
10,1
8,1
12,1
9,4
12,9
02
03
04
05

Tier 1 Total
Group capital adequacy ratio (%)



Four-year review


194 862
324 767
210 096
313 113
221 008
327 840
248 408
352 258
02*
03*
04
05
* Pre-IFRS
Loans and advances (Rm)
Total assets (Rm)


17 046
11 647
18 337
22 490
02*
03*
04
05
* Pre-IFRS
Total ordinary shareholders' equity (Rm)

Balance sheet

Rm	2005	Restated 2004*	2004[1]	2003[1]	2002[1]
Assets					
Cash and cash equivalents	**11 142**	4 630	10 050	12 227	16 607
Other short-term securities	**17 014**	16 310	16 310	10 610	14 987
Derivative financial instruments	**16 176**	27 276	27 560	28 496	50 786
Government and other securities	**22 658**	26 224	26 224	21 333	14 647
Loans and advances	**248 408**	221 008	221 128	210 096	194 862
Other assets	**11 601**	7 101	7 881	7 463	5 684
Customers' indebtedness for acceptances	**1 291**	1 509	1 509	835	1 120
Current taxation receivable	**134**	196	196	256	421
Investment securities	**6 875**	6 561	6 565	8 940	13 320
Non-current assets held for sale	**385**	48			
Investments in associate companies and joint ventures	**657**	1 019	1 043	1 627	1 504
Deferred taxation asset	**680**	1 258	1 172	3 074	1 788
Investment property	**163**	174			
Property and equipment	**3 095**	2 828	2 740	2,684	2 854
Post-employment assets	**1 225**	1 183			
Computer software and capitalised development costs	**1 320**	1 419	1 419	1 710	1 730
Mandatory deposits with central bank	**5 747**	5 420			
Goodwill	**3 687**	3 676	3 441	3 762	4 457
Total assets	**352 258**	327 840	327 238	313 113	324 767
Total equity and liabilities					
Ordinary share capital	**402**	394	394	275	271
Ordinary share premium	**10 465**	9 892	9 892	4 801	4 536
Reserves	**11 623**	8 051	7 809	6 571	12 239
Total equity attributable to equity holders of parent	**22 490**	18 337	18 095	11 647	17 046
Minority shareholders' equity attributable to:					
– ordinary shareholders	**1 049**	680	721	652	503
– preference shareholders	**2 770**	2 770	2 770	2 802	1 987
Total equity	**26 309**	21 787	21 586	15 101	19 536
Total liabilities	**325 949**	306 053	305 652	298 012	305 231
Derivative financial instruments	**17 055**	27 781	28 055	28 206	50 233
Amounts owed to depositors	**261 311**	250 747	254 299	238 404	228 209
Other liabilities	**32 357**	13 153	10 054	12 454	8 317
Liabilities under acceptances	**1 291**	1 509	1 509	835	1 120
Current taxation liabilities	**466**	193	193	144	183
Deferred taxation liabilities	**959**	1 143	1 125	2 731	1 710
Post-employment liabilities	**1 071**	1 109			
Investment contract liabilities	**4 166**	3 109	3 109	5 152	7 891
Long-term debt instruments	**7 273**	7 309	7 308	10 086	7 568
Total equity and liabilities	**352 258**	327 840	327 238	313 113	324 767
Guarantees on behalf of customers	**11 064**	10 770	10 770	12 403	12 403

[1] Before conversion to IFRS

** Restated as per note 3 to the annual financial statements*

Income statement

Rm	2005	Restated 2004*	2004¹	2003¹	2002¹
Interest and similar income	**23 234**	22 789	23 825	28 141	23 607
Interest expense and similar charges	**14 705**	15 644	16 258	21 333	17 652
Net interest income	**8 529**	7 145	7 567	6 808	5 955
Impairment losses on loans and advances	**1 189**	1 217	1 416	2 063	1 067
Income from lending activities	**7 340**	5 928	6 151	4 745	4 888
Non-interest revenue	**8 483**	8 379	8 197	7 953	6 822
Foreign currency translation gains/(losses)	**126**	(280)	(372)	(1 416)	(1 216)
Operating income	**15 949**	14 027	13 976	11 282	10 494
Total operating expenses	**11 157**	10 939	11 266	10 344	7 284
Operating expenses	**10 609**	10 314	10 641	9 950	7 091
Merger and recovery programme expenses	**155**	625	625	394	193
BEE transaction expenses	**393**				
Indirect taxation	**223**	470	470	359	275
Profit from operations before non-trading and capital items	**4 569**	2 618	2 240	579	2 935
Non-trading and capital items	**701**	(254)	(473)	(1 655)	(1 601)
Profit/(Loss) from operations	**5 270**	2 364	1 767	(1 076)	1 334
Share of profits of associates and joint ventures	**167**	147	147	132	162
Profit/(Loss) before direct taxation	**5 437**	2 551	1 914	(944)	1 496
Direct taxation	**1 140**	629	576	390	418
Profit for the year	**4 297**	1 882	1 338	(1 334)	1 078
Profit attributable to:					
– Equity holders of the parent	**3 836**	1 528	974	(1 600)	875
– Minority interest – ordinary shareholders	**233**	125	135	133	203
– Minority interest – preference shareholders	**228**	229	229	133	
	4 297	1 882	1 338	(1 334)	1 078
Headline earnings	**3 167**	1 743	1 447	55	2 476

¹ Before conversion to IFRS

** Restated as per note 3 to the annual financial statements*


2 935
579
2 618
4 569
02*
03*
04
05
* Pre-IFRS
Profit from operations before non-trading and capital items (Rm)

Interest rates and inflation


%
18
16
14
12
10
8
6
4
2
0
Jan 02 Apr 02 Jul 02 Oct 02 Jan 03 Apr 03 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05
Prime overdraft rate
R153 bond yield
3-month JIBAR yield
CPIX


346
979
(546)
19
423
483
966
797
02*
03*
04
05
* Pre-IFRS
Earnings per share (cents)
Basic
Headline



Economic review

Overview

The South African economy continued to respond favourably to a conducive global and domestic environment in 2005. Growth accelerated to around 5% after an upwardly revised 4,5% in 2004. Although consumer spending remained a driving force, strong government and fixed-investment spending also contributed and export volumes rose significantly for the first time since 2000.

The global environment was very favourable for South Africa in 2005. Exports responded to the sharp rise in commodity and commodity-related prices, shrugging off the negative effect of a firm rand on competitiveness. The rand itself was helped by surging precious metal prices and an increasingly favourable view of the country's longer-term prospects. The gold price reached a 25-year high, breaching the key $500 an ounce level, and the price of platinum broke through the $1 000 an ounce barrier for the first time. Both major international sovereign ratings agencies upgraded South Africa in response to years of sound fiscal and monetary policies. Helped by these factors, rising domestic economic growth and high liquidity levels globally, foreign capital inflows again reached historical highs for the second time in two years.

The firm rand and low international inflation combined to keep domestic inflation and therefore interest rates under control. The Reserve Bank opted to cut interest rates once more in April, despite strong domestic spending and a wider current account deficit, bringing the cumulative decline in prime lending rates since mid-2003 to 650 basis points and rates to their lowest levels in 25 years.

Consumer spending rose strongly against this background as individuals took advantage of relatively stable prices and favourable borrowing costs. All areas of spending rose above recent trend growth, but spending on durable and semidurable goods was particularly strong, with car sales, for example, rising in excess of 22% for the second year running to well above previous historical highs. Mortgage finance accelerated by 27,6% year-on-year in December 2005, up from 24,4% at the end of 2004.

Comforted by stable to easing interest rates and increased confidence levels, consumers were increasingly willing to incur debt. Asset-based finance rose by around 25% and personal debt as a percentage of disposable income rose to a record 63,4% from 56,8% a year earlier.

Capital formation remained strong, rising by around 8% for the third year in a row. Spending by public corporations dominated, with investment going mainly into the transport and energy sectors. Building activity was also very strong.

There was a further deterioration on the current account of the balance of payments. Imports rose strongly in response to the rise in domestic spending and favourable price signals, once again outstripping the improved export performance. However, massive capital inflows more than covered the shortfall. Encouragingly, a large portion of the inflow was of a longer-term nature, with the Barclays/ABSA deal boosting foreign direct investment.

Outlook

Prospects for 2006 look encouraging. The rand is likely to be supported by strong capital inflows, attracted by the acceleration in domestic growth, high commodity prices and a weaker dollar trend. Rand firmness will result in a fairly benign inflation outlook, with the Reserve Bank's target measure averaging somewhere around the midpoint of the 3% to 6% target range and implying a relatively neutral monetary policy. Although the growth in consumer spending may ease slightly, it will continue to be supported by this as well as job and income growth. Most importantly, fixed-investment activity will accelerate. Recent project announcements suggest that private sector investment is set to rise strongly across a range of sectors over the next few years, adding to the already large public sector projects in the transport and electricity sectors. This encouraging environment will be further helped by policy improvements designed to unblock growth constraints under the government's Accelerated and Shared Growth Initiative (ASGI).

The main risk for the outlook remains some deterioration in the global climate. Although the general expectation is that positive developments in the East will continue to drive international growth and contain inflationary pressures, factors such as higher oil prices and increasing trade imbalances make markets and economies more vulnerable to setbacks.

Economic growth and prime overdraft rate


GDP growth
Prime
8%
7%
6%
5%
4%
3%
2%
1%
0%
26%
24%
22%
20%
18%
16%
14%
12%
10%
8%
6%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
GDP growth
Prime lending rate



Chairman's statement

With the macroeconomy and its prospects now in positive territory, new challenges have to be met.
South Africa needs to harness these new factors in the way that mining development and activity drove the economy in decades past.

Warren Clewlow
Chairman

The results reflect another year of steady improvement for the Nedbank Group, marked by a continued turnaround in financial performance. Management has set challenging targets to be achieved by 2007. It is pleasing to report on the progress that has been made towards reaching these goals, although we all acknowledge the challenges that still lie ahead.

The return on ordinary shareholders' equity (ROE) increased from 11,0% to 15,5% as we moved towards our target of 20%. The efficiency ratio improved from 71,8% to 65,1%. While we have some way to go to reach our targets in 2007, our performance is in line with our business plans and we remain confident of achieving these objectives.

Headline earnings grew strongly off a low base from R1 743 million in 2004 to R3 167 million this year, while basic earnings grew by over R2 300 million to R3 836 million.

The group's balance sheet remains sound and all the key ratios, including capital adequacy measurements, are conservatively within the targets set.

In line with the legal structuring of our BEE deal, all shareholders have been offered a capitalisation award with a cash dividend alternative. The BEE shareholders have preelected the capitalisation award. This award is 185 cents per share, an increase of 143% from the 76 cents per share declared in 2004.

This brings the total dividend for 2005 to 290 cents per share, an increase of 170 cents per share over the dividends declared in 2004.

Detailed analysis of the results is contained in the Chief Financial Officer's report on page 110.

Improved economic prospects

The South African economy has performed well under the guidance of experienced and disciplined fiscal management. The fruits of these efforts are starting to be reaped as economic growth moves to a higher level and foreign investors take note of the new mood of confidence. During the year the country was again upgraded by key sovereign rating agencies. Several large foreign investments, notably in the banking and telecommunications sectors, and a flood of foreign buying on the JSE, demonstrated the improved sentiment.

The banking sector benefited from this increased economic activity as lower interest rates continued to stimulate borrowing and reduce impairments.

Importantly, the current upswing and the low inflation/low interest rate environment looks far more sustainable than in the past, when bust inevitably followed boom.

Not only are the key fundamentals for macroeconomic stability in place, but there is a confluence of positive factors, including structurally higher commodity prices (due to a booming Asia) and more inclusive participation by all groups in economic activity.

The recent budget underscored the financial health of the South African economy. The fiscal deficit narrowed to a record low level of 0,5% of GDP, having remained below 2,5% over the past seven years.

Improved tax collection efficiency, lower interest servicing costs and burgeoning domestic spending gave the National Treasury more resources to meet the needs of, and accelerate, infrastructural and social spending.

The real boost to investment and therefore economic growth will come about from the wide range of taxation relief that was announced in our national budget.

With the macroeconomy and its prospects now in positive territory, new challenges have to be met. South Africa needs to harness these new factors in the way that mining development and activity drove the economy in decades past.

South Africa is benefiting from what I describe as the many 'new immigrants' who are making a positive contribution to the economy. By 'new immigrants' I am not referring to an influx of people from foreign countries, but rather we are seeing the benefits of including our own people who were previously disenfranchised. Real black economic empowerment is focusing on improving the quality of life, skills upgrading and opportunities for career advancement of many of our people. This has become a strong stimulating factor for the growth of South Africa. The real thrust of the Nedbank Group BEE strategy focuses strongly on this important aspect.

As the leading southern African economy and the pivot between the world's more advanced and the vulnerable developing economies, South Africa will be called on to play a more active role in global trade negotiations. Effective and appropriate trade agreements that will help, rather than hinder, development in the less-developed world, and in southern Africa in particular, are urgently needed. South Africa is uniquely placed to play a strategic part in the current round of negotiations, given its mixed

Nedbank Group will now be preparing for the outward challenges of the future and to play its role in the development of our nation.

economy and moral authority. The South African banking sector, with its reputation of financial stability and discipline and good governance practices, will be at the forefront of the implementation of these trade agreements. Already the country is facilitating trade and investment in the region. Sadly, there is no role for Zimbabwe in these expanding opportunities while its political situation remains unchanged and is steadily deteriorating, despite all the efforts that have been made to date. The only means for a solution rests with South Africa leading from the front, not only to facilitate discussions, but also with the aim of achieving meaningful and sustainable change. If and when this is achieved, our banking institutions, which already have a presence, will have to play a role in the restoration of a normal trading economy.

To achieve the national goal of a 6% GDP growth, a key thrust is to convert the increasingly global interest in the economy into investment, jobs and social development. Perceived negatives to foreign investors have been an unstable exchange rate, the cost of labour – especially for skilled workers – and the cost and prevalence of crime. However, the basic attraction for foreign investment is to have a modern infrastructure with reliable power and roads, rail routes, airports and telecommunications to enhance the passage of raw materials and manufactured goods to their destinations in an efficient manner. To this has to be added a sound and effective banking system, giving access to finance. Nedbank Group recognises this need and is positioning itself for this role.

I believe South Africa is now in a position to enter a new phase, moving away from the past era of dependency when the general public, the business world and media expected government to be responsible and accountable for solving all problems. South Africa now needs to move to a government focused on stability and a framework for fiscal discipline, but with renewed emphasis on providing the regulatory and enabling environment to the private sector to support growth. Allowing the greatest practical freedom for financial markets to operate would be one example. International evidence shows that private interests are always more likely to find solutions to the complex challenges in a fast-changing world environment. Increased private sector participation in all aspects of government's rebuilding process will be the key to success in the years ahead. In this regard government's Accelerated and Shared Growth Initiative for South Africa (ASGISA) is very encouraging as it seeks to identify and address the stumbling blocks to higher growth and employment creation. Some of these are infrastructural, but better delivery at local government level is becoming increasingly crucial and the private sector is well-placed to provide the logistical and project planning support needed.

So, while the Nedbank Group, in recent times, has had to focus mainly inwardly to achieve its recovery targets, it will now be preparing for the outward challenges of the future and to play its role in the development of our nation. The Nedbank Group is well-positioned to be able to do this.

Prospects

The Nedbank Group is ably led by Chief Executive, Tom Boardman, backed by experienced executives and staff.

The group adopted a three-year strategic plan, with clearly defined objectives and goals, and to date the committed management team has achieved these targets. While the task is not yet complete, the benefits of the recovery programme and the tough decisions taken two years ago are being reflected in the overall performance and results to date.

While the domestic economy and environment are sound, we have to be cognisant of the potential consequences of world events for our country. After taking the relevant factors into account, including the prospects for the banking sector, market share growth opportunities, competitor activities and our operating and management skills, I believe we can look ahead to further positive growth in the year that lies ahead.

Board changes and appreciation

Having reached the mandatory retirement age, I shall be leaving the Nedbank Group Board at the conclusion of the forthcoming annual general meeting in May 2006. It has been a privilege to lead a board and executive team who work well together and trust each other implicitly. I can look back at the rewarding time spent as Chairman with great satisfaction. I wish to thank my fellow directors, Tom Boardman, his executive team and all the staff of the bank for the loyal support and encouragement during these past years.

The board has appointed Reuel Khoza to succeed me as Chairman. The group is indeed fortunate to have such a distinguished man of integrity and wisdom to guide it through the interesting and challenging times ahead.

Following the successful completion of the Nedbank Group BEE transaction, Reuel, together with Gloria Serobe and Mustaq Enus-Brey, joined the board and are bringing to us their talent and skills.

Thank you to all the group's internal and external stakeholders for your ongoing contribution to our improved performance. I wish you well in all your endeavours.

Warren Clewlow
Chairman

Sandton

22 March 2006



Board of directors


1
Warren Clewlow
2
Michael Katz
3
Lot Ndlovu
4
Tom Boardman
5
Chris Ball
6
Mike Brown
7
Rick Cottrell
8
Barry Davison
9
Nick Dennis
10
Mustaq Enus-Brey

1 Warren Alexander Morten Clewlow (69)

(Non-executive Chairman) (appointed September 2000 as director and 2004 as non-executive Chairman).

Business address: Barlow Park, Katherine Street, Sandton, 2199.

Qualifications: OMSG, CA(SA), D Econ (hc).

Occupation: Director of companies.

Warren Clewlow is the non-executive Chairman of Nedbank Group and Nedbank Limited. He has been Chairman of Barloworld Limited since 1991. He was previously Chief Executive of Barloworld Limited and has managed many of its diverse divisions. He is Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited and is also a non-executive director of Old Mutual plc, Sasol Limited, Rustenburg Wines (Proprietary) Limited and Pretoria Portland Cement Company Limited. He was previously Chairman of the State President's Economic Advisory Council.

Nedbank Group board committees

Nedbank Group and Nedbank Limited Directors' Affairs Committees (Chairman).

Nedbank Group ordinary shares:
2 849 beneficial indirect

Nedbank Limited preference shares: 0

2 Prof Michael Mervyn Katz (61)

(Non-executive Vice-chairman) (appointed November 1997 as director and November 2002 as non-executive Vice-chairman).

Business address: Edward Nathan (Proprietary) Limited, 150 West Street, Sandton, 2196.

Qualifications: BCom, LLB, LLM (Harvard Law School, USA), LLD (hc) (Witwatersrand).

Occupation: Corporate Law Adviser and Consultant.

Professor Michael Katz is non-executive Vice-chairman of Nedbank Group, Nedbank Limited and Chairman of Edward Nathan (Proprietary) Limited. He is Chairman of the Tax Advisory Committee, as well as an honorary professor of Company Law at the University of the Witwatersrand. Professor Katz is also a non-executive director of Nampak Limited.

Nedbank Group board committees

Nedbank Group and Nedbank Limited Risk Committees (Chairman), Group Credit Committee, Group Finance Oversight Committee, Nedbank Group and Nedbank Limited Directors' Affairs Committees, Board Strategic Innovation Management Committee (Board Simco), Group Transformation and Sustainability Committee.

Nedbank Group ordinary shares:
4 325 beneficial indirect

Nedbank Limited preference shares:
475 000 beneficial direct
105 000 non-beneficial indirect

3 Maduke Lot Ndlovu (54)

(Non-executive Vice-chairman) (appointed November 1994 as director and May 2004 as Vice-chairman).

Business address: Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.

Qualifications: DipLR (Unisa), MAP (Witwatersrand), EDP (Northwestern, USA), AMP (Harvard Business School, USA).

Occupation: Director of companies.

Lot Ndlovu is non-executive Vice-chairman of Nedbank Group and Nedbank Limited and a director of Mutual & Federal Insurance Company Limited. He is non-executive Chairman of Lafarge South Africa (Proprietary) Limited, South African National Roads Agency, Nakatomi Corporation, NestLife Assurance Corporation Limited, Mpumalanga Economic Empowerment Corporation and Community Growth Management Company. He is a non-executive director of Nampak Limited and a member of the Independent Commission on the Remuneration of Public Office Bearers and a trustee of The Business Trust.

Nedbank Group board committees

Group Credit Committee, Nedbank Group and Nedbank Limited Risk Committees, Nedbank Group and Nedbank Limited Directors' Affairs Committees, Chairman of the Group Transformation and Sustainability Committee.

Nedbank Group ordinary shares:
215 768 beneficial indirect

Nedbank Limited preference shares: 0

4 Thomas Andrew Boardman (56)

(Chief Executive) (appointed 2002 as director and 10 December 2003 as Chief Executive).

Business address: Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.

Qualifications: BCom, CA(SA).

Occupation: Chief Executive, Nedbank Group and Nedbank Limited.

Tom Boardman is Chief Executive of Nedbank Group and Nedbank Limited and is a director of The Banking Association South Africa. He was formerly the Chief Executive and an executive director of BoE. Past directorships include Boardmans and Sam Newman Limited as well as BoE International Holdings Limited and Northwind Investments (Proprietary) Limited.

Nedbank Group board committees

Group Credit Committee (member for purposes of the approval of large exposures only).

Nedbank Group ordinary shares:
15 098 beneficial direct

Nedbank Limited preference shares:
85 000 non-beneficial indirect

5 Christopher John Watkins Ball (66)

(Independent non-executive) (appointed November 2002).

Business address: 4 Gardenia Lane, Constantia, 7800.

Qualifications: Dip Iuris, MA.

Occupation: Economist.

Chris Ball is a non-executive director of Imperial Bank Limited. He was previously a non-executive director of BoE and five of its subsidiary companies, including Century City Limited.

Nedbank Group board committees

Group Finance Oversight Committee (Chairman), Group Audit Committee, Group Remuneration Committee, Group Credit Committee (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Nedbank Group and Nedbank Limited Risk Committees, Group Transformation and Sustainability Committee and Board Simco.

Nedbank Group ordinary shares:
10 000 beneficial direct

Nedbank Limited preference shares:
144 300 beneficial direct

6 Michael William Thomas Brown (39)

(Chief Financial Officer) (appointed June 2004) .

Business address: Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.

Qualifications: BCom, Dip Acc, CA(SA).

Occupation: Chief Financial Officer.

Mike Brown is the Chief Financial Officer of Nedbank Group and Nedbank Limited. He is a past executive director of BoE and, after the merger between the group, BoE, NIB and Cape of Good Hope Bank, he was appointed as Head of Property Finance at Nedbank Limited.

Nedbank Group board committees

Group Credit Committee (member for purposes of the approval of large exposures only).

Nedbank Group ordinary shares:
909 beneficial indirect
9 803 beneficial direct

Nedbank Limited preference shares: 0

7 Richard Gray Cottrell (70)

(Independent non-executive) (appointed November 2002).

Business address: 18 Rivonia Road, Illovo, 2196.

Qualifications: CA(SA), FCA, SEP (Stanford, USA).

Occupation: Director of companies.

Rick Cottrell is a non-executive director of Glenrand MIB Limited and Imperial Bank Limited. He is also a director of Munich Reinsurance Company of Africa Limited and STRATE. He is a past executive officer of the Financial Services Board, Deputy Chairman and Managing Partner of Coopers & Lybrand and member of the then Policy Board for Financial Services and Regulation. He is also a past President of the South African Institute of Chartered Accountants.

Nedbank Group board committees

Group Audit Committee (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Nedbank Group and Nedbank Limited Risk Committees, Group Finance Oversight Committee.

Nedbank Group ordinary shares:
529 beneficial direct

Nedbank Limited preference shares:
29 363 non-beneficial indirect

8 Barry Erskine Davison (60)

(Independent non-executive) (appointed November 2002).

Business address: 14th Floor, 55 Marshall Street, Johannesburg, 2001.

Qualifications: BA (Law and Economics).

Occupation: Non-executive Chairman of Anglo Platinum Limited.

Barry Davison is non-executive Chairman of Anglo Platinum Limited, an executive director of Anglo American plc (retired effective 31/12/2005), a non-executive director of Anglo American Corporation of South Africa Limited, Tongaat-Hulett Group Limited, Chairman of Anglo American plc Ferrous Metals Division (retired effective 31/12/2005), a non-executive director of Kumba Resources Limited and Samancor Limited.

Nedbank Group board committees

Group Audit Committee, Group Transformation and Sustainability Committee.

Nedbank Group ordinary shares: 0

Nedbank Limited preference shares: 0

9 Nicholas Dennis (59) (British)

(Independent non-executive) (appointed November 2002).

Business address: 3010 William Nicol Drive, Bryanston, 2191.

Qualifications: BCom (Hons).

Occupation: Chief Executive, Tiger Brands Limited.

Nick Dennis is the Chief Executive of Tiger Brands Limited and a non-executive director of Oceana Group Limited.

Nedbank Group board committees

Nedbank Group and Nedbank Limited Risk Committees, Board Simco.

Nedbank Group ordinary shares: 0

Nedbank Limited preference shares:
47 500 beneficial direct

10 Mustaq Ahmed Enus-Brey (51)

(Non-executive) (appointed August 2005).

Business address: 1st Floor, Slade House, Boundary Terraces, 1 Mariendahl Lane, Newlands, 7700.

Qualifications: BCompt (Hons), CA(SA).

Occupation: Chief Executive Officer, Brimstone Investment Corporation Limited.

Mustaq Enus-Brey is a director of Brimstone Investment Corporation Limited, MICC Property Fund Limited and Oceana Group Limited.

Nedbank Group board committees

Group Audit Committee.

Nedbank Group ordinary shares:
1 592 beneficial indirect
546 non-beneficial indirect

Nedbank Limited preference shares: 0


11
Brian Figaji
12
Bob Head
13
Reuel Khoza
14
JB Magwaza
15
Mafika Mkwanazi
16
Julian Roberts
17
Cedric Savage
18
Gloria Serobe
19
Jim Sutcliffe

11 Prof Brian de Lacy Figaji (61)

(Independent non-executive) (appointed November 2002).

Business address:	118 Upper Kenridge Avenue, Durbanville, 7550.
Qualifications:	BSc (Eng), Dip Tertiary Edu Med, Ded (Coventry University, UK), D Litt (hc) (California State University, USA).
Occupation:	Former Vice-chancellor of the Peninsula Technikon.

Brian de L Figaji is Chairman of HHO Africa (Proprietary) Limited, I&J Limited and MARIB Holdings. He is the former Principal and Vice-chancellor of the Peninsula Technikon and a current member of the Council on Higher Education. He is also a director of PetroSA, Cape Lime (Proprietary) Limited, ASSET (Educational Trust) (Trustee) and the Development Bank of South Africa.

Nedbank Group board committees

Group Credit Committee, Group Remuneration Committee, Group Transformation and Sustainability Committee.

Nedbank Group ordinary shares:
99 789 beneficial indirect
2 296 non-beneficial indirect

Nedbank Limited preference shares: 0

12 Robert Michael Head (47) (British)

(Non-executive) (appointed January 2005).

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG.
Qualifications:	BA (Oxon, UK), ACA, ACII, FCIB.
Occupation:	Group Director for Southern Africa, Old Mutual plc.

Bob Head is a non-executive director of Nedbank Group, Nedbank Limited, Mutual & Federal Insurance Company Limited, Old Mutual (South Africa) and Old Mutual Life Assurance Company (South Africa) Limited. He joined Old Mutual plc in February 2003. Prior to that he was Chief Executive of smile.co.uk, Finance Director of egg.com (both UK internet banks) and held various directorships.

Nedbank Group board committees

Nedbank Group and Nedbank Limited Risk Committees, Group Audit Committee.

Nedbank Group ordinary shares: 0

Nedbank Limited preference shares: 0

13 Dr Reuel Jethro Khoza (56)

(Non-executive Chairman Designate) (appointed August 2005).

Business address:	Aka Capital, 1st Floor, Block A, 28 Sloane Street, Bryanston, 2021.
Qualifications:	IPMD – IMD (Lausanne, Switzerland), PMD (Harvard Business School, USA), MA Marketing Management (University of Lancaster, UK), BA (Hons) Psychology (UNIN), EngD (Warwick, UK).
Occupation:	Businessman/Director of Companies.

Reuel Khoza is Chairman of Aka Capital and Nepad Business Foundation and a non-executive director of Corobrik, Nampak Limited, Protea Hospitality Group, Murray & Roberts Cementation, Old Mutual plc, Gold Reef City Casino Resorts and JSE Limited. He is a president of the Institute of Directors and in this capacity served on the King II committee on corporate governance. He is a founding director of the Black Management Forum and a former Chairman of Eskom Holdings.

Nedbank Group board committees

Group Remuneration Committee and Group Credit Committee.

Nedbank Group ordinary shares:
1 031 beneficial indirect
1 031 non-beneficial indirect

Nedbank Limited preference shares: 0

14 Johannes Bhekumuzi Magwaza (63)

(Independent non-executive) (appointed October 1996).

Business address:	42 Addison Avenue, La Lucia Ridge, 4051.
Qualifications:	BA, MA (Warwick, UK).
Occupation:	Director of companies.

JB Magwaza is a non-executive director of Dorbyl Limited, Tongaat-Hulett Group Limited, Rainbow Chickens Limited, Kap International, and Ithala Development Finance Corporation.

Nedbank Group board committees

Group Remuneration Committee (Chairman), Group Audit Committee, Nedbank Group and Nedbank Limited Directors' Affairs Committees, Group Transformation and Sustainability Committee.

Nedbank Group ordinary shares:
150 beneficial direct
99 739 beneficial indirect
549 non-beneficial indirect

Nedbank Limited preference shares: 0



15 Mafika Edmund Mkwanazi (52)

(Independent non-executive) (appointed April 1999).

Business address: 74 Epson Chase, Saddlebrook Estate, Kyalami, Midrand.

Qualifications: BSc (Maths), BSc (Elec Eng).

Occupation: Director of companies.

Mafika Mkwanazi was previously Group Chief Executive of Transnet Limited. He is currently Chairman of Letseng Investment Holdings and Letseng Diamonds (Lesotho). He is also a director of Matodzi Resources Limited and Saatchi and Saatchi. He has recently become a partner of Heidrick and Struggles.

Nedbank Group board committees

Board Simco (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Group Finance Oversight Committee, Group Audit Committee.

Nedbank Group ordinary shares:
1 667 beneficial direct
99 789 beneficial indirect
1 148 non-beneficial indirect

Nedbank Limited preference shares: 0

16 Julian Victor Frow Roberts (48) (British)

(Non-executive) (appointed January 2001).

Business address: Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG.

Qualifications: BA (Hons), FCA.

Occupation: Group Finance Director, Old Mutual plc.

Julian Roberts is Group Financial Director of Old Mutual plc. He is a fellow of the Institute of Chartered Accountants of England and a member of the Association of Corporate Treasurers. Other directorships include Mutual & Federal Insurance Company Limited and Old Mutual (US) Holdings Inc. He is the past Group Finance Director of Sun Life and Provincial Holdings plc. He is also Chief Executive Designate of Skandia.

Nedbank Group board committees

Group Audit Committee, Group Finance Oversight Committee.

Nedbank Group ordinary shares: 0

Nedbank Limited preference shares: 0

17 Cedric Michael Langton Savage (67)

(Independent non-executive) (appointed November 2002).

Business address: Amanzimnyama Hill, Tongaat, 4400.

Qualifications: BSc (Eng), MBA, ISMP (Harvard, USA).

Occupation: Non-executive Chairman: Tongaat-Hulett Group Limited.

Cedric Savage is non-executive Chairman of Tongaat-Hulett Group Limited. He is a non-executive director of Datatec Limited, Harmony Gold Mining Company Limited, Hulett Aluminium (Proprietary) Limited and Kumba Resources Limited. He also served as a non-executive director of BoE and Chairman of NBS.

Nedbank Group board committees

Board Simco, Nedbank Group and Nedbank Limited Risk Committees, Group Remuneration Committee.

Nedbank Group ordinary shares:
8 452 beneficial direct

Nedbank Limited preference shares:
212 700 beneficial indirect

18 Gloria Tomatoe Serobe (46)

(Non-executive) (appointed August 2005).

Business address: 61 Central Street, Houghton, 2041.

Qualifications: BCom (Unitra), MBA (Rutgers).

Occupation: Chief Executive, Wipcapital.

Gloria Serobe is the Chief Executive of Wipcapital. She was previously the Executive Director - Finance at Transnet. Gloria serves on several boards, including that of JSE Limited and Export Credit Insurance Corporation, and sits on the Financial Sector Charter Council.

Nedbank Group board committees

Group Audit Committee.

Nedbank Group ordinary shares:
972 beneficial indirect
2 458 non-beneficial indirect

Nedbank Limited preference shares: 0

19 James Harry Sutcliffe (49) (British)

(Non-executive) (appointed December 2001).

Business address: Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG.

Qualifications: BSc, FIA.

Occupation: Chief Executive, Old Mutual plc.

Jim Sutcliffe is the Chief Executive of Old Mutual plc. He is a fellow of the Institute of Actuaries. He was previously Deputy Chairman of Liberty International plc and past Chief Executive Officer of Prudential plc's UK division.

Nedbank Group board committees

Group Remuneration Committee, Nedbank Group and Nedbank Limited Directors' Affairs Committees.

Nedbank Group ordinary shares: 0

Nedbank Limited preference shares: 0

Chief Executive's report

The real achievement of 2005 was the sheer amount that got done while delivering the improved financial performance. The group's primary focus is now on improving client service and maintaining or regaining market share.

Tom Boardman
Chief Executive



2005 was a year of significant progress for the Nedbank Group. Headline earnings grew strongly and attributable earnings grew by even more. ROE increased to a level above the group's cost of capital and the efficiency ratio continued to improve.

The capital base grew ahead of expectations, facilitating a reduction in dividend cover and positioning the group well for strong future growth.

The real achievement of 2005, however, was the sheer amount that got done while delivering the improved financial performance. On every front the meticulous and detailed business plans prepared in 2004 were effectively and decisively implemented.

The staff of Nedbank Group have truly risen to the challenge confronting us, for which I thank them.

The group strategy of being a full-spectrum bank ranging from retail to corporate banking and from basic banking products to complete banking solutions remains unchanged. We shall continue to focus on southern Africa. At the core of the strategy is a deeper understanding of our client's needs and for the brand to maintain its aspirational strength while being accessible to all southern Africans.

There is still a great deal that has to be done and the group's primary focus is now on improving client service and maintaining or regaining market share.

Financial performance

The group met most of its targets in 2005, and in several cases exceeded them. Financial performance has shown a pleasing improvement, with headline earnings growing by 81,7% from R1 743 million to R3 167 million and basic earnings more than doubling to R3 836 million.

Net interest income increased by 19,4% to R8 529 million while non-interest revenue grew marginally to R8 483 million.

Importantly, we have seen strong growth in earnings and return on ordinary shareholders' equity (ROE) across all operating divisions. The turnaround strategy in Nedbank Retail has led to a significantly improved performance, with the profit increasing by 66,3% to R938 million and the division's contribution to group profits increasing from 17% in 2004 to 23% in 2005 (excluding Shared Services and Central Costs).

The results are outlined in further detail in the Chief Financial Officer's report on page 110.

Along with the improved financial performance, the group's risk profile and earnings volatility have been significantly reduced and the capital position strengthened. Since the beginning of the recovery programme in 2004 the group has repatriated or hedged its excess offshore capital exposure and consequently reduced foreign exchange risk. The majority of the fixed-rate debt has been hedged to reduce interest margin volatility. Non-core assets have been sold, which has lowered market risk and strengthened our capital base.

The group's turnaround and stronger capital position have also been recognised by credit ratings agencies. Fitch Ratings upgraded the long-term foreign currency rating of Nedbank Group and Nedbank Limited from 'BBB-' to 'BBB' and the individual rating from 'C/D' to 'C'. CA-Ratings updated its outlook for Nedbank Group from 'stable' to 'positive'.

In 2004 the group committed itself to achieving an efficiency ratio of 55% and an ROE of 20% in 2007. At the beginning of 2005 the group reaffirmed these commitments, indicating that the annual compound growth rate in income would need to be 9% higher than the equivalent growth in expenses over the three-year period to meet these targets.

The targets are challenging and achieving these goals has been made even more demanding owing to the accounting implications of International Financial Reporting Standards (IFRS) and the group's black economic empowerment (BEE) transaction. Despite this, we are committed to delivering on our original objectives.

Nedbank Retail

A sustained turnaround in the performance of Nedbank Retail is critical for the achievement of our vision and long-term strategy as well as for meeting our 2007 financial targets. While the divisional performance is detailed in the operational review further on in the annual report, the progress within Nedbank Retail has been beyond expectation and deserves special mention.

Nedbank Retail has historically generated returns significantly lower than its retail banking peers. The internal restructuring in 2004 has contributed to strong revenue growth and expense containment, resulting in headline earnings increasing by 66,3% and ROE growing from 12,1% to 18,4% on a comparable basis. The division has also successfully completed the seamless migration of over 1,5 million Peoples Bank clients on to Nedbank systems. These clients now have access to the full range of the bank's products and services, creating considerable opportunities for new business growth.

Nedbank Retail embodies the group's vision of being a bank for all South Africans. Over the past year the footprint has been extended by the rebranding of 144 Peoples Bank branches to Nedbank, the opening of 24 new branches as well as innovative non-traditional sales channels including mobile branches, our so-called



'branch-in-a-box' prefabricated branches in rural areas and mobile boot-kits for sales consultants. The bank is becoming increasingly accessible and now has a presence in many areas where it has never been before. In addition, Nedbank's entry-level products are now among the most competitively priced.

Improved processes are also delivering benefits. The reengineering of the Home Loan Division has resulted in major improvements in efficiencies, reducing the rate of market share losses and increasing the bank's share of loans from bond originators.

There is still a great deal of work to be done on service delivery, client retention and acquisition, as well as growing the number of clients for whom Nedbank is the primary banker.

Nedbank Capital

Favourable market conditions and the solid platform established in 2004 resulted in 2005 being a good year for Nedbank Capital, with significant growth in most of the division's businesses. Headline earnings increased by 17,8% from R863 million to R1 017 million and ROE remained strong at 29,2%.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 11,8% from R1 775 million to R1 984 million, supported by the favourable economic and credit environment, cost management and strong property investment realisations. ROE increased from 18,7% to 19,7%.

Market share

One of our 2005 objectives was to stem market share losses. While the group continued to lose market share in total advances, there was a slowdown in the rate of market share decline in the second half of the year, particularly in the critical area of home loans in Nedbank Retail. However, the group growing at a slower rate than the market did not have a significant effect on the group's progress against our three-year business plan, as the market as a whole – and particularly the retail banking sector – has been growing faster than originally expected.

On the positive side, the group grew market share in Mzansi accounts and cash handling. Nedbank Capital built on its strong market share and Property Finance maintained its dominant position among banks in commercial and industrial real estate. Nedbank Retail maintained its significant market share in card acquiring.

Sale of non-core assets

The sale of the group's non-core assets was largely completed during the year, with the disposal of the major portion of the group's holding in Net1 UEPS Technologies, Inc and the investment in Internet Solutions. The non-core asset disposal programme has realised a profit of over R1 billion over the past two years, well ahead of management's expectations and boosted by these sales being undertaken in times of buoyant market conditions.

Vacant property space has been reduced from some 94 000 m^2 at the start of 2005 to less than 9 000 m^2 at year-end, pending transfer of contracted sales.

Transactional revenue

The group has identified the need to grow non-interest revenue by focusing on transactional revenue. While this is a longer-term goal and the benefits are expected to be fully realised only in the next few years, steady progress has been made in 2005. The group has created focused teams and started to implement a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance. Following two years of development, a new integrated electronic banking platform is being piloted and implementation will commence in 2006. Nedbank Retail's expanded branch footprint has improved accessibility and reach, which, together with a more outward focus, positions the group to grow transactional revenue. The group's bancassurance revenue is also showing healthy growth.

Beyond transformation

A major focus in 2005 was the implementation of a broad-based BEE scheme. In April the group concluded a groundbreaking transaction worth more than R3 billion, which resulted in a broad range of black stakeholders acquiring direct ownership of 11,5% of the value of Nedbank Group's South African businesses.

Nedbank Group is particularly proud of the structure of the transaction, which included strategic black business partners, employees, clients and community groups. There are three unique elements that warrant highlighting to shareholders:

- The Eyethu scheme for clients of Nedbank Retail attracted over 47 523 new shareholders who collectively invested R740,5 million, making this the largest retail share scheme by value ever in South Africa.
- A total of 76 black corporate and business banking clients became shareholders in the group through the corporate client scheme.
- Performance agreements were formalised to govern the relationship between the group and our black business partners, namely the Brimstone Consortium, the Wiphold Consortium and Aka Capital. It has been most encouraging to see how this relationship has evolved over a few months and these partners have already introduced numerous deals to the bank.

At the beginning of 2005 we lagged our banking peers in terms of black shareholding and believe that this transaction has set the benchmark for broad-based empowerment, not only in the financial sector, but within corporate South Africa.

It has been Nedbank Group's stated intention to transform the business beyond the targets of the Financial Sector Charter (FSC). While the BEE transaction has understandably dominated our transformation agenda, management is satisfied with the overall performance. After a relatively slow start, the group has increased its market share of new Mzansi accounts and Nedbank Capital continues to be at the forefront of structuring, financing and advising on BEE transactions. Sound progress has also been made on employment equity within the group. Black staff now account for 38,1% (2004: 33,4%) of junior management, 27% (2004:19,5%) of middle management, 15% (2004: 10,8%) of senior management and 18% (2004: 25%) of executive management.

Sustainability

Nedbank Group continues to focus on long-term sustainable development. The group was again included in the 2005 JSE Socially Responsible Investment (SRI) Index and was rated among the top three companies in its category. The Nedbank Group 2004 Sustainability Report was awarded second place in the Ernst & Young Excellence in Sustainability Reporting Awards. Nedbank also received the annual award for the Emerging Markets Corporate Social Responsibility Bank of the Year at the The Banker Awards in London.

Prospects

2006 will see Nedbank Group focusing on maintaining or regaining its market share and further empowering staff to deliver improved service to clients. As the group becomes more market-focused, we expect to enhance revenues as client service improves and market share is sustained. However, continued pressure on bank charges may lead to more muted growth in transactional revenue. Expense growth is expected to be well-contained. While several factors in the business support increased margins, this could be offset by continued industry pressure on margins. Achieving our targeted ROE of 20% and an efficiency ratio of 55% for 2007 remains our objective.

Group Executive Committee

Barry Hore, one of the key members of the Group Exco, will be leaving the Nedbank Group after 23 years. I thank Barry for his contribution, particularly the strategic role he has played as a member of the executive team, as well as in the development of the group's technology capability and more recently in driving the strategic recovery programme.

Thanks

Our Chairman, Warren Clewlow, will be retiring after the annual general meeting in May 2006. I should like to pay tribute to the role that he has played as a director – and over the past two years as Chairman – of the group. Warren accepted the chairmanship at a difficult time for the Nedbank Group and he deserves recognition for his contribution in stabilising the business and restoring it on the path to renewed prosperity.

During his stewardship of the group he has been a source of incredible support to me and my management team. He has also played an invaluable role in the strategic business decisions of the group. We wish him a long and healthy retirement.

Warren's successor is Reuel Khoza, one of our business partners in the BEE transaction. I have had the privilege of working with Reuel over many years and am delighted at his appointment. He has been at the forefront of true transformation in this country and we look forward to benefiting from his wisdom.

We are also indebted to our shareholders, clients and business partners for your ongoing support of the group.

At the outset of this report I acknowledged the outstanding contribution of our staff in getting things done over the past year and should like to thank the 22 188 people in the group for their contribution to our progress. Throughout the recovery programme we have always said that there is no miracle moment that will signal the group's comeback. A series of small incremental wins in one common direction will restore Nedbank Group to being a highly rated and respected financial institution.

Tom Boardman
Chief Executive

Sandton

22 March 2006



Operational review – Nedbank Corporate



Graham Dempster (50)

Managing Director: Nedbank Corporate

BCom (CTA), CA (SA), AMP (Harvard)

25 years' service

Graham joined the group in 1980 in the Corporate Finance Division of UAL Merchant Bank. He was promoted to General Manager of the division in 1987, and was appointed as Joint Head of the Special Finance Division in 1989. In 1992 he moved to Nedcor Bank, initially in a general management role in respect of strategy, and was appointed as Head of the International Division in 1998. He assumed responsibility for the Corporate Banking Division in 1999 and Nedbank Corporate in late-2003.

The focus remains on proactively offering client solutions, leveraging off the extensive regional presence and industry specialisation, and enhancing client-focused structures.

Management team

Managing Director:
Nedbank Africa

Paul Baloyi (49)
BCom, MBA, Strategic Management in Banking (Insead)
11 years' service

Managing Director:
Property Finance

Frank Berkeley (49)
BCom, BAcc, CA (SA)
11 years' service

Divisional Director: Transactional Banking

Adriaan du Plessis (46)
BCom (Hons), CTA, CA (SA), HDip (Co Law), CAIB (SA)
15 years' service

Divisional Director: Risk Management

Keith Hutchinson (47)
BCom, BCompt (Hons)
16 years' service

Managing Director:
Business Banking

Ingrid Johnson (39)
BCom, BAcc, CA (SA), AMP (Harvard)
12 years' service

Managing Director:
Corporate Banking

Mfundo Nkuhlu (39)
BA (Hons), Strategic Management in Banking (Insead)
2 years' service

Divisional Director: Finance

Anton Redelinghuis (56)
MCom, CA (SA)
18 years' service

Divisional Director: Shared Services and Chief Operating Officer: Business Banking

Murray Stocks (39)
BCom
14 years' service

Divisional Director:
Human Resources

Ashley Sutton-Pryce (52)
BA
32 years' service

Divisional Director: Strategy and Nedbank Investor Services

Heinz Weilert (42)
MCom, CA (SA), FIISA
4 years' service

Overview

Nedbank Corporate comprises the client-focused businesses of Corporate Banking, Business Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate has built strong client relationships, which provide an excellent base and opportunity to cross-sell the products and services offered by Nedbank Corporate's divisions as well as by Nedbank Capital and Nedbank Retail. The decentralised model, industry specialisation skills and client-centric approach ensure excellent business banking relationships.

Strategy

A key objective of Nedbank Corporate is to position its divisions to adopt a consistent set of principles in terms of efficient deployment of capital, risk propensity, pricing, marketing and rewards to enhance the return on economic capital employed.

The focus remains on proactively offering client solutions, leveraging off the extensive regional presence and industry specialisation, and enhancing client-focused structures. Strategies are now also in place for optimising both client and product mix.

Nedbank Corporate aims to go beyond the regulatory transformation targets and to leverage its BEE financing strengths, striving to become the custodian of empowerment initiatives in terms of BEE and small and medium enterprise financing, as is evident from Nedbank Group's Corporate BEE Scheme, which was implemented in 2005.

Financial highlights and statistics

	Total	Corporate Banking	Business Banking	Property Finance	Africa	Other
Headline earnings						
2005 (Rm)	**1 984**	**395**	**707**	**883**	**54**	**(55)**
2004 (Rm)	1 775	431	559	816	41	(72)
Interest margin*						
2005 (%)	**3,2**	**1,1**	**3,4**	**3,0**	**6,2**	
2004 (%)	3,3	1,3	3,2	2,9	6,8	
Average advances						
2005 (Rm)	**96 627**	**28 464**	**33 256**	**30 267**	**3 553**	**283**
2004 (Rm)	93 373	30 027	31 054	28 355	2 632	1134
Impairment charge to average advances						
2005 (%)	**0,23**	**–**	**0,68**	**(0,04)**	**0,41**	
2004 (%)	0,27	0,21	0,96	(0,48)	1,30	
Efficiency ratio						
2005 (%)	**54,7**	**50,4**	**57,8**	**42,7**	**66,3**	
2004 (%)	55,8	44,8	60,9	39,9	72,9	
Return on average assets						
2005 (%)	**1,6**	**0,6**	**1,2**	**2,8**	**1,0**	
2004 (%)	1,4	0,7	1,0	2,8	1,0	
Return on average equity						
2005 (%)	**19,7**	**11,8**	**23,3**	**27,2**	**15,6**	
2004 (%)	18,7	13,2	19,5	27,5	15,4	
Number of offices						
2005	**100**	**4**	**56**	**5**	**27**	
2004	96	4	56	5	23	
Number of clients**						
2005		**682**	**26 700**	**7 213**	**146 542**	
2004		660	24 500	8 520	116 303	
Number of employees***						
2005	**5 236**	**298**	**2 016**	**778**	**1186**	**958**
2004	5 472	276	1 939	792	1 040	1 425

** Interest margin on gross interest-bearing assets.*
*** No total shown, because Africa comprises individual clients, while others comprise client groups.*
**** Permanent staff.*

Target market and activities

Corporate Banking, which targets companies with an annual turnover in excess of R400 million, generates business through lending, transactional banking, structuring and advisory fee income opportunities, significant wholesale funding, treasury execution, custodial services and global trade activities. Corporate Banking has a market share marginally above 20% in both deposit-taking and lending, with a lower share of transactional banking.

Business Banking, which targets companies with annual turnovers of up to R400 million, is differentiated by its decentralised and client-centric approach. It has a market share of between 18% and 25%, depending on the region, with a weighted average (across products and regions) of 23%, offering the full spectrum of commercial banking products and related services.

Property Finance specialises in commercial and industrial property finance in the middle to large corporate market. With its significant regional footprint, it is the largest financier in the commercial property market in the country. The division also participates on an equity basis in large property developments in partnership with selected clients.

Nedbank Africa has banking operations in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. Nedbank Africa's operations aim to offer both retail and wholesale products in each region. Where possible, the regional operations leverage off the South African divisions for skills and systems platforms.

Review of the year

Corporate Banking benefited from lower impairment charges as a result of the favourable economic environment, although it was negatively impacted by competitive pressures, particularly in the government and parastatal markets. Corporate loan growth remained muted as clients are cash-generative and the market remains highly competitive.

Business Banking benefited from continued growth of small and medium enterprises, driven by the good economic climate and growth of BEE. However, growth in advances in KwaZulu-Natal and the Western Cape has been below average and some market share has been lost in these regions during 2005. A more decentralised strategy was implemented in Business Banking, which started to yield results in the second half of the year, particularly in the Western Cape.

Property Finance continues to perform strongly. NIR benefited from positive mark-to-market property investment revaluations and higher than expected realisations, while impairments benefited from recoveries and a positive economic climate. However, increasing competitive pressures resulted in some fee pressure.

Nedbank Africa performed in line with expectations. Although it remains a small contributor to earnings, the group is starting to increase its focus in this area. During 2005 improvements were made to governance and risk frameworks, information technology infrastructure and employee skills, while strategies were implemented to boost market share. A closer working relationship has also been developed with Old Mutual.

New managing directors were appointed in Corporate Banking, Business Banking and Nedbank Africa at the start of the year. In addition, five divisional directors were appointed to head geographically based business units established in Business Banking to enhance client service, accountability and performance through decentralised and empowered management. Nedbank Corporate's commitment to going beyond transformation is reflected through five of the eight appointments being either black or female executives.

As part of the Group's BEE transaction the Corporate BEE Scheme was implemented during 2005, with 21 corporate clients and 55 business banking clients signing agreements.

Financial review

Nedbank Corporate increased headline earnings by 11,8% to approximately R2,0 billion, while ROE increased from 18,7% to 19,7%. While marginally up on 2004, NII was negatively impacted by lower endowment levels and a lower margin on assets as a result of the higher relative funding cost of the bank. NIR was boosted by a strong performance from Bond Choice and favourable property investment revaluations and realisations.

Impairments declined during the year, driven by the current positive economic cycle as well as improved business quality and increased recoveries.

Adjusting for the abnormal growth in Bond Choice (R211 million) during 2005 and prior-year recovery programme costs (R145 million), operating expenses remain well-controlled.

Prospects

Advances growth is expected to be in line with the market during 2006, although muted within Corporate Banking owing to competitive pricing, disintermediation and the favourable cash-generative nature of corporate clients. However, growth should be boosted in the medium term from the expected increase in corporate and public sector infrastructure spending.

Significant electronic systems enhancements in wholesale banking, known as the channel convergence project, are being rolled out during the first half of 2006 and are expected to help to grow transactional business in the medium term.

Relatively strong growth in Business Banking is expected, driven by favourable economic factors and growth in BEE companies. The Property Finance lending market is expected to remain buoyant, although there were significant revaluations and investment realisations in 2005, which we do not anticipate being repeated in 2006.

Nedbank Corporate continues to build strong relationships with its clients and to work closely with both Nedbank Retail (card acquiring and schemes) and Nedbank Capital to leverage these relationships and increase value-add by broadening the range of channels, products and services offered.

Pressure on margins in the current low interest rate environment, competitive pricing, disintermediation and the strong cash holdings of many corporate clients will continue to impact earnings growth, particularly within Corporate Banking and Property Finance.



Operational review – Nedbank Capital



Brian Kennedy (45)

Managing Director: Nedbank Capital

MSc (Eng), MBA, AMP (Harvard)

10 years' service

Brian started his career in engineering before joining FirstCorp Merchant Bank, where he was Head of Structured and Project Finance. He joined BoE Merchant Bank in 1996 and was appointed Managing Director in 1998. He was appointed an executive director of BoE in 2001. Brian led Capital Markets following the merger and in November 2003 was appointed to the Group Executive Committee of Nedbank Group.

Brian has extensive experience in both debt and equity capital markets and has been actively involved in the design and execution of innovative solutions for top South African corporates and parastatals. He has been instrumental in developing and driving the strategy, culture and new business initiatives within Nedbank Capital.

Favourable market conditions and the solid platform established in 2004 have resulted in 2005 being a good year for Nedbank Capital, with significant growth in almost all of its businesses, a strong deal flow pipeline and some landmark deals.

Management team

Head: Risk

Anél Bosman (38)
BCom (Hons), M Phil (Cantab)
5 years' service

Managing Director: Investment Banking

Brandon Doyle (37)
BCompt (Hons), CA (SA)
5 years' service

Managing Director: Nedcor Securities

Jean du Plessis (57)
BCom (Hons), MBL
15 years' service

Managing Director: Equity Capital Markets

Patrick Jackson (52)
BA LLB, LLM (Cantab), HDip Tax
8 years' service

Managing Director: Treasury and Debt Capital Markets

Peter Lane (49)
BCom, FIFM, CAIB
15 years' service

Managing Director: Specialised Finance

Anton Taljaard (39)
BCom (Hons), CA (SA)
9 years' service

Managing Director: Global Markets

Hannes van der Westhuyzen (48)
BCom (Hons), CA (SA)
18 years' service

Chief Operating Officer

Mark Weston (42)
BCA, CA (New Zealand), AMP (Harvard)
16 years' service

Overview

Nedbank Capital, formed in January 2004, comprises the group's investment banking businesses. It consists of a number of divisions that together manage the structuring, lending, underwriting and trading businesses. It provides the full product spectrum in the South African market, with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively in the southern African market.

Favourable market conditions and the solid platform established in 2004 have resulted in 2005 being a good year for Nedbank Capital, with significant growth in almost all of its businesses, a strong deal flow pipeline and some landmark deals. With the exception of the Private Equity (coming off a high base in 2004) and Forex Divisions, which showed only moderate growth, all other underlying businesses have grown revenue by more than 25%.

Strategy

The environment in which Nedbank Capital operates necessitates a high-performance culture, which has been articulated as follows:

We unshackle ourselves from conventional thinking and bureaucratic limitations to understand and honour the needs of our clients, colleagues and shareholders. With gumption, we convert our ideas into sustainable relationships and create a thriving destiny shared by all.

Key strategic initiatives for 2005 were to:

- extract greater revenues and efficiencies from the new structure and business model;
- establish a Nedbank Capital Employment Equity Forum;
- engender a high-performance culture of business ownership and trust;
- achieve greater cross-sell;
- bring more innovative new products to market;
- build the disintermediation business;
- develop the franchise and brand;
- bolster the risk management functions;
- rationalise trading systems;
- focus on BEE advisory services and funding;
- establish a specialist team in the energy sector;
- consolidate and then build capacity in the London operation;
- create a focused Global Markets Division;
- deliver a new electronic human resources performance management system; and
- enhance relationships and business opportunities with corporate scheme clients and black business partners.



Financial highlights and statistics

Rm	2005	2004
Headline earnings	**1 017**	863
Efficiency ratio (%)	**44,5**	48,0
Return on average assets (%)	**1,3**	1,4
Return on average equity (%)	**29,2**	29,3
Number of employees	**616**	602

Target market and activities

Nedbank Capital seeks to provide seamless specialist advice, debt and equity raisings and execution and trading capabilities in all the major South African business sectors. Principal clients include the top 200 domestic corporates, as well as parastatals, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, as well as emerging BEE consortiums.

Debt Capital Markets deals with securitisation and bond origination businesses, and provides interest rate solutions. In 2005 the division's asset-backed commercial paper programme, Synthesis, grew its portfolio from R1,2 billion to R4,5 billion, doubling its market share and writing a significant amount of all new conduit business during the year.

Equity Capital Markets, the equity derivatives operation, provides hedging and structuring services to corporate, institutional and retail clients and includes an alliance with Macquarie Bank Limited. This division exploits the synergies between trading and structuring equities.

Global Markets focuses on servicing the group's client base, according to clients' business needs, with currency, interest rate derivative and bond-related products as well as proprietary trading in the various markets.

Investment Banking includes the group's corporate finance, private equity and coverage teams. The private equity portfolio was dynamically managed by reducing the number of investments from 60 to 45 during 2005, while increasing the funds under management to R1,2 billion from R1 billion.

Specialised Finance provides mainly debt-financing solutions with a portfolio of services, including project finance, leveraged debt, acquisition finance, structured trade and commodity finance and structured financial solutions. The division also has three sectoral specialist teams that serve as Nedbank Capital's knowledge hub in these sectors – energy, infrastructure and mining and resources. In addition, the division covers retail, healthcare and diversified industrials.

Treasury is the group's funding interface with financial and investment markets, locally and internationally. All of the group's local and foreign currency funding requirements are executed and managed through this unit.

Nedcor Securities (Pty) Limited is the institutional equities business of the group. It provides research, sales and trading services to major institutions. Its strong domestic franchise saw it benefit enormously from increased volume and value traded on the JSE during 2005.

Review of the year

Positive market conditions, together with the benefits of the integrated investment banking business model, resulted in strong, profitable deal flow during 2005. Some of the more prominent transactions included:

- Telkom: Nedbank Capital was joint adviser to the Elephant Consortium (a broad-based BEE consortium led by Andile Ngcaba and Wiphold) in acquiring a 6,73% interest in Telkom SA Limited. Nedbank also participated in the funding.
- ARM: Nedbank Capital acted as corporate adviser, lead arranger and underwriter to the R829,8 million acquisition of approximately 14% of the issued share capital of African Rainbow Minerals Limited (ARM) by the ARM Broad-Based Economic Empowerment Trust from Harmony Gold Mining Company Limited.
- Cell C: An integrated approach saw Nedbank Capital win 50% of the hedging requirements for Cell C from its offshore bond issuers Citibank.
- Enaleni: Raised R900 million of debt and equity in a very short time for this small AltX company, which acquired Cipla Medpro, an unlisted pharmaceutical company more than four times its size, for R1,2 billion.

- Two Rivers: Co-lead arranger of the project finance facility in the R1,3 billion Two Rivers platinum project that is being developed on the eastern limb of the bushveld complex near Lydenberg.
- Calyon: Joint lead manager and co-dealer on Calyon's R4 billion note programme. Calyon is the first international institution/bank to raise listed debt locally on the South African Bond Exchange.
- Samancor Limited: Joint arranger and underwriter on the US$225 million refinancing of the existing debt of Samancor Limited's chrome division. The requirement for refinancing resulted from the purchase of Samancor Chrome by Kermas South Africa (the South African subsidiary of Kermas Limited) for a total consideration of US$469 million. This deal won the Creamer Media's Mining Weekly Deal of the Year award.
- Sonangol: Mandated lead arranger in the US$3 billion facility to fund the Angolan state oil company Sonangol. The facility will be partly used to refinance existing debt.

Nedbank Capital received accolades in various high-profile industry surveys. In the Financial Mail's Ranking the Analysts Survey in May 2005 Nedcor Securities secured eight first-place ratings (six individual and two team) and was ranked third in equity research (fund managers weighted, sectors not weighted).

The Corporate Finance Division was ranked third among South African merchant banks in the Ernst & Young Mergers and Acquisitions Survey. For general corporate finance activity, the team secured first position by deal value and deal flow in both the Investment Adviser and Sponsor categories in the Dealmakers 2005 Survey. Both of these surveys reviewed full 2004 activity.

Operationally, both product development and risk management were prioritised and both of these initiatives are improving the way Nedbank Capital does business. This has resulted in:

- greater ownership, understanding and management of risk within the divisions;
- establishment of a cluster Basel II Office and Financial Lab to ensure lasting business benefits from Basel II implementation;
- better pricing of loans and trades taking the full economic cost into account; and
- increased ability in launching new complex products.

Employee morale continued to improve during 2005, with the attraction of new talent, better shared understanding of the integrated business model, a stronger sense of business ownership, the implementation of an electronic human resources performance management tool, and excitement created by winning and executing several large mandates. Nedbank Capital's employment equity statistics are significantly improved from last year and will remain a priority.

Financial review

Nedbank Capital increased headline earnings by 17,8% to R1 017 million, while ROE remained strong at 29,2%. Strong growth in operating income was masked by large positive AC133 revaluations in the 2004 base, which resulted in no growth in overall operating income. Operating expenses remain well-controlled and have benefited from the consolidation of the London operations and the sale of Edward Nathan towards the end of 2004.

Prospects

Nedbank Capital's results are highly dependent on levels of corporate activity, new projects, as well as volatility in foreign exchange, interest rate and equity markets. With forecast infrastructural and energy investment in southern Africa expected to increase significantly as well as acquisition finance still required to fund BEE deals, Nedbank Capital remains well-positioned to participate in this activity.

Nedbank Capital's established client base and market share will allow the business to play a leading role in the advisory and private equity markets. Furthermore, with global trends of developing debt capital markets and disintermediation, Nedbank Capital is well-placed to offer resultant off-balance-sheet debt solutions to clients.

Equity derivative usage should continue to grow in response to the ongoing demands of regulatory changes, the Financial Sector Charter (FSC) requirements, accounting standard revisions and social or FSC obligations.

Nedbank Capital has, over the past two years, laid the foundation to meet the full spectrum of client demands in the investment banking arena. The deal pipeline remains strong and, subject to market conditions remaining buoyant, the group expects continued growth in earnings in all of Nedbank Capital's businesses during 2006.



Operational review – Nedbank Retail



Rob Shuter (38)

Managing Director: Nedbank Retail

BCom, CA (SA)

6 years' service

After completing his articles at Deloitte & Touche, Rob joined BoE Merchant Bank. In 1994 he joined the Corporate Finance Division of Standard Corporate and Merchant Bank (SCMB), and was promoted to Joint Head of Corporate Finance in January 1997. In April 1998 he was appointed Head of Investment Banking at SCMB. After a brief stint at Computer Configurations Holdings Limited, a client of SCMB, he joined the Nedbank Group as Head of Corporate Finance in early 2000. Rob was appointed Director: Group Strategy and Corporate Affairs in November 2003. In September 2004 Rob was appointed Managing Director of Nedbank Retail.

A key focus for 2006 will be driving our 'Bank for All' strategy, in terms of which we shall continue to make Nedbank more accessible to all as a bank that is proudly South African.

Management team

Managing Director:
Retail International

Gavin Cookman (43)
BA (Hons) History, Cours de la Civilisation Française (Sorbonne)
1 year's service and 1 year's service (Old Mutual plc)

Managing Director:
Nedbank Card

Sydney Gericke (47)
BCom (Acc), BCom (Hons), MCom, CPA, SEP (Insead)
17 years' service

Divisional Director: Retail Shared Services

Ingrid Hindle (41)
BCompt (Hons), CA (SA)
16 years' service

Managing Director: Retail Bancassurance and Wealth

David Macready (47)
BCom (Hons), CA (SA), SEP (Harvard)
8 years' service

Managing Director: Retail Product Solutions

Sakhiwo (Saks) Ntombela (38)
BSc Eng, MBA
2 years' service

Managing Director: Nedbank Home Loans

June Tudhope (48)
BAcc, CA (SA)
2 years' service

Managing Director: Retail Banking Services

Clive van Horen (39)
BCom, CA (SA), BSocSci (Hons), PhD (Economics)
6 years' service

Managing Director: Nedbank Personal Loans

Sarel Rudd (50)
BCom Acc, Hons BCompt, CA (SA)
2 years' service

Divisional Director: Retail Marketing

Manelisa Mavuso (35)
BEcon
1 year's service

Overview

Nedbank Retail serves the financial needs of individuals and small businesses by providing credit, lending, savings, investments, insurance and transactional products and services. The division is organised around key product monolines (card, home loans, personal loans, bancassurance and wealth, asset-based finance and transactional banking). This structure enables clear accountability and controls. The main client segments, Nedbank channels, joint ventures and related support areas fall within the Retail Banking Services Division. The Shared Services Division provides support services including human resources, finance, product and client analytics, credit and risk and compliance. Retail International includes operations in London and on the Channel Islands.

Strategy

Nedbank Retail's three-year growth strategy involves the coordination of business initiatives to retain clients, increase cross-sell ratios and acquire new accounts, coupled with a clearer value proposition, based on competitive products and prices, worldclass and best-of-industry service, and a stronger brand.

A key focus for 2006 will be driving our 'Bank for All' strategy, in terms of which we shall continue to make Nedbank more accessible to all as a bank that is proudly South African.

We shall continue to use our COURAGE framework in 2006, with our updated key focus areas for 2006 comprising:

C – Client service – worldclass
O – Our people, morale and high-performance culture
U – Unleash bancassurance profit growth
R – Reduce impairments
A – Asset and liability growth, profitable growth at market levels
G – Growth in net transactional banking
E – Efficiency and expense control

Financial highlights and statistics

	2005	2004
Headline earnings (Rm)	938	564
Advances (Rbn)	82,6	69,7
Interest margin (%)	5,4	5,2
Impairments charge to average advances (%)	1,14	1,05
Efficiency ratio (%)	71,7	77,6
Return on average assets (%)	1,1	0,7
Return on average equity (%)	18,4	12,1
Assets under management (Rbn)	50,7	38,7
Number of branches	472	517
Number of ATMs	1 174	1 227
Number of clients	3 179 984	2 971 642
Number of employees	12 127	11 232





MAKE THINGS HAPPEN NEDBANK



2005 segmental breakdown

	TOTAL	Home Loans*	Card	Banc-assurance and Wealth**	Other ***
Headline earnings (Rm)	**938**	**634**	**344**	**169**	**(209)**
Average advances (Rbn)	**84,7**	**47,5**	**3,7**	**4,0**	**29,5**
Home loans	64,4	47,5		0,5	16,4
Card	4,0		3,7		0,3
Term loans	4,2			1,5	2,7
Overdrafts	1,8				1,8
Other loans to clients	2,5			2,0	0,5
Asset-based finance	7,7				7,7
Other	0,1				0,1
Number of employees	12 127	829	721	916	9 661

Note: *Transfer pricing between divisions takes place only where costs can be related to products.*

* *Home loans excludes business written in Small Business Services, Private Bank and all joint ventures and includes international operations.*

** *Bancassurance and Wealth excludes revenue generated from products sold into Corporate Banking.*

*** *'Other' aggregates: Banking Services, Asset-based Finance, Small Business Services, Private Bank, joint ventures and all shared retail services.*

Target market and activities

Target markets are clearly identified and range from entry-level transactional banking to the high-income segment. The cluster also services merchants and large corporates in respect of card acquiring services. These markets are serviced through the brands within the Nedbank Retail stable, being Nedbank, Nedgroup, Old Mutual Bank, Pick 'n Pay Go Banking, BoE Private Clients, Fairbairn Private Bank and Fairbairn Trust Company.

The retail product portfolio includes transactional accounts, home loans, asset-based finance, card (both card issuing and merchant acquiring), personal loans, bancassurance, investments and specialised products such as wills, stockbroking and portfolio advice. Nedbank Retail strives to ensure that we have a competitive product set appropriately priced for risk, volume and clients' individual profiles.

Traditional channels have been expanded to include inmarket sales consultants, instore presence in major retailers and mobile and prefabricated branches in rural areas.

Review of the year

The turnaround of Nedbank Retail is a three- to five-year project, with 2005 being year one. Significant progress has been made during the year in addressing the business structure of the division, creating a disciplined culture of delivery and consequently improving its financial performance.

Nedbank Retail has benefited from a favourable economic environment in 2005, contributing to the division exceeding its financial targets for the year. Net interest income grew by 19,1% and operating expenses rose by only 3,9% on a comparable basis. This contributed to a 66,3% improvement in headline earnings from R564 million to R938 million, and the ROE improving from 12,1% to 18,4%. Nedbank Retail aims to increase this ROE over the next three years to industry benchmark levels.

A key objective for 2005 was to grow advances at the same rate as the market, effectively stemming market share losses. Good progress was made in the home loans arena, where the home loan book has grown by 21,6%, as opposed to 15,3% in 2004. Progress in growing credit card receivables has been slower than expected and will receive increased focus in 2006.

Eyethu, Nedbank's retail empowerment share scheme, was launched on 15 August 2005 and has been positively received. The scheme has achieved its broad-based empowerment objectives, with more than 47 000 participants. The majority of these clients will be primary banking clients of Nedbank for the first time.

Nedbank Retail has performed well in respect of its Financial Sector Charter (FSC) commitments. The Mzansi and SME empowerment finance targets have been exceeded. The employment equity targets have been largely exceeded, with some work remaining in the senior management category.

Nedbank Retail was presented with both the Code of Banking Practice Marketing Commitment Award for the third consecutive year and the Marketing Commitment Award (previously awarded to Nedbank in 2003) by the Ombudsman for Banking Services.

Fairbairn Private Bank received a number of accolades in the International Investment Offshore Fund and Product Awards. For the fourth successive year, it won the highly coveted status of Best Offshore Bank as well as Best Offshore Bank Product. The bank received a high commendation for Commitment to Service and also won the Best Internet Service Award.

The Peoples Bank integration was successfully completed, with 144 branches being rebranded to Nedbank and 69 branches closed. Former Peoples Bank clients retained their account numbers, and feedback on the integration process from clients and employees has been positive.

The bancassurance and wealth operations were integrated and refocused and have experienced new business premium growth of 40% over last year.

Over 2005 Nedbank attracted 496 000 new clients, but lost 292 000. This is a significant improvement over the performance in 2004. During the first half of 2005 Nedbank continued to lose primary clients on a month-on-month basis, but this stabilised in the second half of the year. The banking cross-sell ratio declined marginally over the year from 1,25 to 1,24.

Prospects

The turnaround strategy still requires significant improvement across a very broad front. The business planning process has continued to improve and the management team is resolute that the plans will be delivered on.

We anticipate a buoyant environment in 2006, characterised by low interest rates and continued demand for credit. The market, however, is very competitive and all players are facing increasing pressure on fees and margin. While Nedbank Retail is well on track with its Basel II programme, significant resources will be required to ensure the business is prepared for the National Credit Bill.

The key to our success will be to deliver on the strategy, focus on building our core Nedbank Retail operation, and keep our people empowered and motivated over the challenging years that lie ahead.



Operational review – Imperial Bank



René van Wyk (49)
Chief Executive
BCom, BCompt (Hons), CA (SA), AMP (Insead)
12 years' service

René joined the group in 1993, having previously been a partner at KPMG. He joined Imperial Bank on 15 September 2004 as Acting Chief Executive and was appointed Chief Executive in April 2005.

During 2005 Imperial Bank addressed its cost base, strengthened the management team and focused on prudently growing its business in selected market segments. The bank is well-placed to continue its strong growth in loans and advances, while maintaining tight control over costs.

Overview

Imperial Bank Limited is an independently regulated bank with two major shareholders, namely Nedbank Limited (50,1%) and Imperial Holdings Limited (49,9%). Imperial Bank relies strongly on its shareholders, with Nedbank providing the vast majority of the funding and Imperial Holdings directing business to the bank. Nedbank assists in all risk-related matters and has representatives on Imperial Bank's Credit Committee as well as its Asset and Liability Committee. A large portion of the treasury risk is managed by Nedbank by virtue of the funding arrangement agreed to by the shareholders.

Imperial Bank is a niche market player, primarily engaged in asset-based financing. Motor Finance accounts for the majority of the advances (59%), followed by Property Finance (17%), Supplier Asset Finance (14%) and Medical (10%).

Review of the year

Imperial Bank showed a strong turnaround in performance, reflecting the benefits of the growing economy as well as the favourable credit environment. Loans and advances grew by 30% and net profit after taxation increased by 104% to R291 million, of which R144 million is attributable to Nedbank.

The Motor Finance Corporation (MFC) continued its strong performance, increasing profit after taxation by 97%. The Medical Division grew strongly in its niche market and is on track to meet the required returns. Property Finance had a good year, with costs well-managed and the residential development side benefiting from favourable market conditions, but penetration into the commercial market was below expectations.

Supplier Asset Finance was restructured and refocused during the year and is now well-positioned to benefit from the expected growth in its target market. The aviation book has been stabilised, with no further significant losses anticipated.

The original books of business housed in NRB Risk Solutions have largely been collected. As a result, the contribution from these books has continued to decline in accordance with expectations.

Prospects

During 2005 Imperial Bank addressed its cost base, strengthened the management team and focused on prudently growing its business in selected market segments. The bank is well-placed to continue its strong growth in loans and advances, while maintaining tight control over costs.

Economic conditions in 2006 are expected to remain favourable and MFC should continue to achieve strong growth and increased market share. Property Finance will focus on growing its commercial book, while maintaining its presence in the residential development market. Medical Finance is expected to continue its strong growth. Supplier Asset Finance aims to establish itself as a meaningful player in asset-based finance, leveraging off the Imperial Holdings relationship and other significant suppliers. Imperial Bank's Basel II project team is on track to implement the advanced model approach in line with Nedbank Limited.

Financial highlights and statistics

Imperial Bank for the year ended 31 December

Rm	2005	2004
Headline earnings contribution	**144**	71
Interest margin	**4,7**	4,6
Average advances	**17 428**	13 366
Impairments charge to average advances (%)	**0,65**	1,72
Efficiency ratio (%)	**41,6**	43,6
Return on average assets (%)*	**0,7**	0,4
Return on average equity (%)**	**12,4**	10,0
Number of clients	**179 075**	120 683
Number of employees	**793**	753

** ROA calculated before minority interest is 1,5% for 2005 and 0,9% for 2004.*

*** ROE calculated before minority interest is 25,0% for 2005 and 20,3% for 2004.*



Group support services – Chief Executive's Office



Derek Muller (53)

Director: Chief Executive's Office

BCom, CA(SA)

20 years' service

Derek has held a number of executive positions in the Nedbank Group, including Head of Corporate Banking, International Banking and Retail Banking. He is a director of the Operating Board of the Banking Association South Africa and represents the banking industry on the Financial Sector Charter Council.

The Chief Executive's Office oversees the Group Merger and Acquisitions Unit, which coordinates all corporate finance activity relating to the group's own assets, and the group's property, procurement and information technology investments.

Review of the year

Continued good progress with the sale of non-core assets resulted in a capital profit of approximately R793 million (pretaxation) from the sale of the major portion of the group's holding in Net1 UEPS Technologies, Inc. The sale of the group's stake in Internet Solutions was also concluded during the year. Nedbank sold its interest in the Premier Foods Group, which resulted in a pretaxation profit of R170,3 million. Most of the group's non-core asset sales have now been concluded. In the group's property portfolio excellent progress was made in reducing vacant space and selling non-core buildings.

Nedbank Group's groundbreaking BEE transaction, which was approved by shareholders on 22 July 2005, resulted in a broad range of black stakeholders acquiring direct ownership worth 11,5% of the value of Nedbank Group's South African business. 47 523 applications (total deposits of R740,5 million with a market value of underlying shares at investment date of R987,3 million) were received for the Nedbank Eyethu Ownership Plan and 21 corporate clients and 55 business banking clients signed agreements to participate in the Corporate BEE Scheme.



Selby Baqwa had over 20 years' experience as both an attorney and an advocate prior to being appointed to the position of Public Protector of the Republic of South Africa in 1995. He joined the Nedbank Group in 2002 to head a new corporate governance function, and at the beginning of 2005 also assumed responsibility for compliance.

Enterprise Governance and Compliance is responsible for the management of regulatory and reputational risk and manages the Enterprise-wide Governance and Compliance Framework. Nedbank Group's governance strategy, objectives and structures have been designed to ensure that the group complies with a myriad of codes and legislation, while at the same time moving beyond conformance to governance performance. More information on governance and compliance is available in the enterprise governance and compliance report on page 55.

Review of the year

The group continues to make good progress with regulatory compliance. The group's Financial Advisory and Intermediary Services Act (FAIS) implementation progressed well, with 3 045 staff being trained in 2005 and an additional 1 952 staff scheduled for training in 2006. Groupwide governance and compliance training, as part of a Bankseta project, was also a focus area during 2005, and will continue in 2006.

Nedbank Group continues to perform well in respect of sustainability and social responsibility. Nedbank was awarded second place at the 2005 Ernst & Young Excellence in Sustainability Reporting Awards, out of all the JSE-listed companies. Nedbank Group was included for the second year in succession in the Dow Jones World Sustainability Index and is one of 28 banking groups worldwide that have been included, and one of only three SA-listed companies. Nedbank Group won the prestigious 2005 Mail and Guardian Greening the Future Award for 'the company with the most improved environmental practice' and was ranked in the top 20% of companies included in the JSE Socially Responsible Investment Index.

Selby Baqwa SC (54)

Director: Enterprise Governance and Compliance

Bluris, LLB, MBA (De Mont Fort University, Leicester, UK)

3 years' service





Mike Brown (39)

Chief Financial Officer

BCom, Dip Acc, CA(SA)

12 years' service

Mike has been with the group for the past 12 years. After qualifying as a chartered accountant at Deloitte & Touche and then joining the NBS Treasury Department in 1993, he moved to NBS Corporate (later BoE Corporate), where he held the positions of General Manager: Specialised Finance and Deputy Managing Director before being appointed Managing Director in 1999. He was appointed an executive director of BoE Limited in October 2001 and, following the BoE/Nedbank merger in 2002, he was appointed Managing Director: Property and Asset Finance. In June 2004 Mike was appointed Chief Financial Officer and an executive director of Nedbank Group and Nedbank Limited.

Group Finance includes: Group Asset and Liability Management (ALM); Group Capital Management; Group Tax; Management and Financial Accounting; Regulatory Reporting; Budgeting and Risk-adjusted Performance Measurement; South African Reserve Bank Liaison; Strategic Projects and Analysis; and support services.

Review of the year

During 2005 Group Finance made excellent progress in ensuring that internal measurement systems in the group appropriately identify accountability and are increasingly aligned to measure and reward shareholder value creation accurately. Segmental reporting now includes consistent Basel I capital allocations, while funds transfer pricing was fully operationalised, allowing for interest rate risk in the group to be transferred to the specialist ALM unit and appropriate hedging strategies to be implemented. The methodology for transfer pricing central costs was also enhanced, resulting in a large reduction in unallocated operational costs at the centre.

Significant progress was made with the rollout of the economic capital frameworks and long-range capital planning was integrated into the overall strategic planning process for the first time. Risk-adjusted return on capital (RAROC) measurement has been implemented on a shadow basis, creating increased focus on segmental shareholder value creation measurement in the form of the differential between segmental RAROC and cost of capital.

The transition from reporting under SA Statements of Generally Accepted Accounting Practice (GAAP) to International Financial Reporting Standards (IFRS) announced in May 2005 was a significant achievement for Group Finance, as Nedbank Group was the first South African financial institution to report under IFRS. The 2004 annual report was prepared in line with the group's commitment to improved and transparent financial disclosure and it was pleasing that this was recognised by the report being placed first in the Financial, Insurance and Property category at the Institute of Chartered Secretaries and Administrators of Southern Africa 2005 annual report awards.

Further details are included in the Chief Financial Officer's report on pages 110 to 118.

Group Risk



Philip was appointed as Chief Risk Officer after holding positions as Divisional Director in Nedbank Business Banking and Nedbank Corporate. He was previously Managing Director of BoE Securities and Chief Executive of BoE International, London, and Managing Director of BoE Bank: Business Banking between 1995 and 2003. Prior to that, he was a partner at Deloitte & Touche from 1989 to 1995.

Group Risk is responsible for monitoring the key daily risks faced by the group, including credit, market and operational risks, and is responsible for monitoring the trading risks of the various treasuries. Group Risk aims to improve group credit risk reporting and monitoring, and is responsible for championing the implementation of Basel II across the group (refer to the risk management report on page 88 and the Basel II update on page 133).

Review of the year

Following the enhancement of the Enterprise-wide Risk Management Framework, Nedbank Group integrated the principles of economic capital into its strategic planning. An economic capital planning tool was developed, which allowed the businesses to test the impact of their planned actions on the capital position over the next few years. This enabled the businesses to evaluate the impact on the risk profile of client portfolios by testing various scenarios.

Nedbank Group's Basel II programme has been the catalyst to becoming 'worldclass at managing risk'. Excellent progress has been made in this regard.

The group's Financial Intelligence Centre Act (FICA) implementation continued to show good progress, and all 2005 targets to comply with the money laundering legislation have been met.

Philip Wessels (47)

Chief Risk Officer

BCom, CTA, CA(SA), Diploma in Advanced Banking Law, SA Institute of Stockbrokers

11 years' service



Group Strategy, Marketing and Corporate Affairs





Nombulelo (Pinky) Moholi
(45)

Director: Group Strategy, Marketing and Corporate Affairs

BSc (Elec Eng)

Appointed March 2006

Nombulelo was formerly Chief Sales and Marketing Officer of Telkom and a member of that company's executive committee. She joined Telkom in 1994 as General Manager of Payphones and became Group Executive: Regulatory Affairs the following year. Nombulelo was appointed Managing Executive of International and Wholesale Services in 1999 and assumed responsibility for the sales and marketing portfolio in 2002.

The Group Strategy and Corporate Affairs Cluster is responsible for Group Marketing and Communications, Group Strategy and the Nedbank Foundation, as well as the Nedbank Economic Unit. Group Organisational Transformation (which is responsible for leading transformation and culture change across the group) was moved to Group Human Resources due to its alignment with other key people initiatives under way within the group.

Review of the year

Nedbank Group Marketing was restructured, with a greater focus on brand, strategic marketing, client satisfaction and research and intelligence. At the beginning of 2006 the 'make things happen' marketing campaign was launched with the aim of combining intent and action with Nedbank's listening, understanding and delivering campaign. Group Corporate Citizenship was restructured to combine the responsibilities and activities of corporate social investment, the Nedbank Foundation, other foundations, consumer education and corporate citizenship.

Group Technology and Support Services



Len has 29 years of experience in the information technology (IT) industry, having begun his career in 1976 with IT management positions at BP, Metro Cash & Carry and Gencor (Kanhym). He joined First National Bank as General Manager: IT Division in 1985, followed by three years as Managing Director of Microdata and as an executive director at Datakor Limited. In 1993 he joined the Nedbank Group as General Manager: IT Division, and progressed to General Manager: Central and Branch Operations in 1996. Len was appointed Managing Director of Group Operations in 2003 and Managing Director of Group Technology and Support Services (GTSS) in August 2004.

GTSS is the centralised technology unit with responsibility for all components of the group's technology development and support. The functions that operate IT systems, databases, technology infrastructure, software development and IT projects/programme management are centrally managed to provide economies of scale and facilitate a cohesive groupwide technology strategy.

Review of the year

The group continued to place emphasis on technology, with ongoing investment in 2005. Progress has been made in enhancing several legacy systems, while at the same time implementing Basel II and enterprise data warehouse systems. Significant achievements included rolling out the Microsoft XP operating system to over 25 000 workstations and 700 servers, while at the same time ensuring desktop standardisation. The Peoples Bank and NBS Bank systems were migrated to Nedbank in line with the group's strategy of moving towards a single brand. The channel convergence project to upgrade transactional banking systems and consolidate multiple corporate banking channels is in the process of being rolled out. In conjunction with Old Mutual (South Africa), the group announced a synergy project for the outsourcing of all data and voice networks. The entire service was converted and fully operational within six months and significant benefits have already been realised.

On the innovation front, 44 projects were completed last year, as opposed to 38 in 2004. Major projects that had a positive impact on clients included: operational Mzansi mobile account opening; the Nelson Mandela's Children's Fund (Affinity); the Intelligent Cash Box for cash management; a flexible pricing and billing engine; money laundering detection software; and Nedbank's Greenbacks rewards solution.

New financial processing architecture and client information projects are in the development phase to support the client-centric strategy of the bank. Initiatives to upgrade lending systems as well as those affected by the National Credit Bill are also under way.

Len de Villiers (50)

Director: Group Technology and Support Services

BA, SAIM, MAP (Harvard), Dipl EDP, GITI (Insead)

13 years' service



Strategic Recovery and Turnaround Office



Barry Hore (45)

Director: Strategic Recovery and Turnaround Office

BCom, AMP (Harvard)

23 years' service

Barry joined the Nedbank Group in 1983 and spent the next eight years in the Corporate Division, where he pioneered Nedbank Corporate's Electronic Banking business. In 1991 he was appointed Head of the Information Technology (IT) Division, which was later combined with the Processing Division to form Technology and Operations (T&O). After heading Group Business Innovation, Barry was appointed Head of the Strategic Recovery and Turnaround Office in August 2004.

The Strategic Recovery and Turnaround Office was established to support the Chief Executive's recovery programme and to extract significant additional efficiencies that could still be achieved in Nedbank Group's underlying business. The Strategic Recovery Programme's mandate was enhanced during 2004 to monitor, assure and provide assistance, where necessary, on all key group strategic initiatives.

Now that the recovery programme has been successfully completed, the Strategic Recovery and Turnaround Office will be resized and report to the Chief Financial Officer.

Review of the year

The Strategic Recovery and Turnaround Office continued to ensure that efficiencies identified in 2004 were extracted by the underlying business. All programmes key to the recovery and turnaround were tracked and variances from plans or risks immediately addressed and resolved.

In October 2005 Nedbank Group completed its extensive groupwide three-year planning process. This involved:

- a review of existing businesses, together with a competitor and industry analysis, to produce a top-down strategy and three-year financial model;
- a bottom-up assessment and finalisation of targets;
- an alignment of plans across the group to ensure consistency, a common vision, identification of cross-sell opportunities and the removal of duplication; and
- detailed management actions and timeframes.

Group Human Resources



Prof Shirley Zinn (44)

Director: Group Human Resources

DEd

6 months' service

In July 2005 Shirley was appointed Human Resources Director of Nedbank Group, prior to which she was General Manager: Human Resources at SARS. Before joining SARS Shirley was the Regional Human Resources Director, responsible for Africa and the Middle East, for Reckitt Benckiser. Other positions include Group Executive: Equity for Computer Configurations Holdings (CCH) and Director: Special Programmes for the Department of Public Service and Administration. Shirley is President of the Institute of People Management (IPM), and is also currently Professor (Extraordinaire) of Human Resources Management: Faculty of Economic and Management Sciences of the University of Pretoria.

The Group Human Resources Division is primarily involved in determining best practice, initiating change, managing risks and developing the human resources (HR) strategy across the group. This is managed through the following functions:

- human capital management, including talent management in terms of its broader definition, which includes learning and development, learnerships, career management and succession planning;
- risk management, incorporating risk management and compliance;
- people analytics and systems, comprising an HR online web-based system, management information systems and people measurement;
- processing of HR administration for the group through benefits consultants and the payroll;
- industrial relations;
- reward and HR strategy, covering remuneration services and benefits, recognition, performance management, employment branding and HR strategy;
- group organisational transformation, which is responsible for leading transformation and culture change across the group;
- project management of key HR projects with a groupwide impact; and
- employment equity.

Review of the year

Following the restructuring of the group in 2004 and the resultant retrenchments, surveys conducted in 2005 show that employee morale has started to improve. During the year Chief Executive Tom Boardman and other executives

One of the group's aspirations is to become a great place to work.



conducted numerous employee roadshows and initiated more intensive communication in an effort at improving morale.

Nedbank Group's employment equity strategy is aimed at ensuring that the organisation's demographics are appropriately aligned with and meet the aspirations of the Financial Sector Charter (FSC). A key step in creating a fully representative workforce was the allocation of 9,7 million new Nedbank Group shares (valued at R725 million) to trusts for further allocation to predominantly black employees as part of the group's BEE transaction. 8 813 black employees benefited from this scheme.

One of the group's aspirations is to become a great place to work. Barriers to achieving this objective were identified and addressed through Project Catalyst. Initially the primary focus of this project was to delink all decisionmaking from the internal grading structure, which was perceived to be unfair. As part of this project the group also compared the benefits offered to employees with those in the external market and increased the minimum package offered to employees to R45 000, the highest among the four major banking groups, as well as standardising the number of leave days to 25 work days per annum for all employees. During phase one new remuneration disciplines were agreed, performance management was encouraged and benefits were aligned across all levels within the organisation. In the second phase of this project greater emphasis will be placed on working towards making the group a great place to work.

2005 also saw the inception of the Management Development Project, with an intense focus on upskilling of employees in management positions. The succession planning process was again reviewed in 2005 and the group is focusing on building a pipeline for black employees to grow and build careers in the organisation.

Three new long-term incentive schemes, designed to retain key employees and also to provide a longer-term focus for employees in the organisation, were introduced in 2005.

Enterprise governance and compliance


Corporate governance, ie conformance
Business governance, ie performance
Compliance
Accountability assurance
Value creation
Resource utilisation
Regulatory and reputational risk

Enterprise governance is the framework adopted by the Nedbank Group, covering both the corporate governance and business governance aspects of an organisation. It refers to good governance that is linked strategically with performance management, thereby enabling companies to focus on the key areas that move their business forward.

Enterprise governance and compliance (EGC) constitute part of the entire accountability framework of the organisation, and calls for a balance between accountability and assurance (conformance) and value creation and resource utilisation (performance).

Conformance can also be referred to as corporate governance and covers issues such as board structures and roles and executive remuneration, while the performance dimension, also referred to as business governance, focuses on strategy and value creation, helping the board to:

- provide strategic decisions;
- understand its appetite for risk and the key drivers of performance; and
- identify key principles of decisionmaking.

Focusing on important business aspects of governance, enterprise governance considers the whole picture to ensure that strategic goals are aligned and good management is achieved.

In tandem with management of governance issues, the compliance function ensures compliance not only with regulatory laws and standards, but also with internal policies and procedures.

The Chief Governance and Compliance Officer, Selby Baqwa SC, is a member of the Group Executive Committee (Group Exco), reports directly to the Chief Executive, and also attends the board and board committee meetings as an invitee. He enjoys direct access to the Chairman of the Nedbank Group Board.

A strong network of divisional governance and compliance officers works closely together with the central EGC team in training, project implementation, monitoring and the creation of a governance and compliance culture.

Philosophy, strategy and objectives

Good governance and compliance essentially constitute the practice by which companies are managed and controlled and are about being responsible and exercising disciplined, practical and accountable leadership in a transparent, fair and independent manner.

The EGC function is an essential part of the Nedbank Group's control structure, having responsibility for the management of regulatory and reputational risk. A comprehensive enterprise-wide governance and compliance framework has been developed in line with the requirements stipulated in section 60A of the Banks Act, read with the provisions of regulation 47.

Nedbank Group recognises that good governance and compliance practices form a crucial step in developing and sustaining any successful business, and is committed



to infusing good governance and compliance processes into all its operations in future.

Nedbank Group's governance and compliance strategy, objectives and structures have been designed to ensure that the group complies with the myriad of codes and legislation, while at the same time moving beyond accountability and assurance issues to value creation and resource utilisation issues. Internally, the function has expanded in five complementary directions, namely:

- enterprise-wide corporate governance;
- business governance;
- corporate accountability and ethics;
- sustainability management and reporting; and
- compliance.

The EGC function operates, among others, at the following levels within the organisation:

- board (including boards of subsidiaries and joint ventures);
- executive management (dealing with business governance and internal controls);
- employees (for example ethics and business governance); and
- social and environmental integration (creation of a sustainable bank).

The Enterprise Governance and Compliance Division works closely with the Company Secretary and various risk management functions in promoting a culture of good governance and compliance within the group.

The department's key objectives are to:

- provide an independent assurance function with regard to governance and compliance issues to the board, Group Exco and the banking business;
- implement and monitor good business governance practices throughout the organisation;
- internalise a culture of governance, ethics and compliance across the group through ongoing training and development;
- set governance and compliance frameworks that will be aligned with applicable regulations, local and international best practice;
- build and enhance relationships with key internal partners (Risk, Internal Audit, Legal, Company Secretariat, and especially business governance and compliance champions) and external stakeholders;
- achieve balanced economic, social and environmental performance and implementation of a best-practice corporate citizenship framework, including comprehensive sustainability reporting and targeted stakeholder engagement;
- provide tools and expert guidance on governance/sustainability/compliance matters to the business; and
- inform the business of new and existing regulatory requirements.

At an executive management level the Heads of the Governance and Compliance Committee, Business Risk Management Forum and Group Corporate Citizenship Committee take responsibility for driving good governance, regulatory implementation and compliance and sustainability practices within the group.

Compliance

Compliance risk is the potential that the procedures implemented by the entity to ensure compliance with relevant statutory, regulatory and supervisory requirements are not adhered to and/or are inefficient and ineffective.

Nedbank Group is committed to, and requires all its employees to display, the highest standards of integrity, professionalism and ethical behaviour, and to comply with all relevant laws, rules and standards when conducting the business of the group.

Nedbank Group's board, through the Chief Executive and Group Exco, delegates the authority to the Chief Governance and Compliance Officer for the group to ensure that the compliance process is running effectively, and to monitor that the statutory, regulatory and supervisory requirements are adhered to.

Nedbank Group's governance and compliance function monitors whether effective compliance policies and procedures are followed and whether corrective action is taken when compliance breaches are identified. Nedbank Group's compliance function is an independent function that identifies, evaluates, advises on, monitors and reports on the group's compliance risk.

Without impairing independence, qualified compliance officers are located in the different business units to monitor and report. The function is further assisted by other legal functions in the group. Although independent, the compliance function is an integral part of the broader Enterprise-wide Risk Management Framework, established in the interests of joining forces and providing an integrated view on risk.

The compliance methodology employed by Nedbank Group is based on a combination of the Compliance Institute of South Africa's compliance methodology as well as international best practices.

Compliance risk management tools provided to management include compliance manuals, compliance risk profiles, compliance control plans, compliance opinions, and compliance control adequacy and effectiveness reports. These tools are increasingly integrated into the bank's operating system and technology-enabled.

Due to the geographical spread of its operations, the group is subject to wide-ranging supervisory and regulatory regimes. Accordingly, the group's relationships with these regulators are of paramount importance, specifically the relationship with the bank supervision department of the South African Reserve Bank. The group follows a policy of constructive engagement with regulators.

The group manages compliance risk through the following key activities:

- creating awareness through the training of employees and other impacted stakeholders on the impact and responsibilities related to legislative requirements;
- monitoring and reporting on the level of compliance with legislative requirements;
- providing assurance that the risks relating to regulatory requirements are identified, understood and effectively managed; and
- consulting with the business units and providing compliance opinions with regard to new business ventures and processes.

Relationship with Old Mutual plc

The relationship between Nedbank Group and its parent company, Old Mutual plc, has developed strongly over the past year, as evidenced by a groupwide empowerment transaction, a number of projects to realise synergies among the group companies and a broader career development process within the Old Mutual Group.

A formal relationship agreement, covering a wide range of issues such as the appointment of officers, strategy, reporting and policy or structural changes, governs the relationship between the two companies and ensures that synergies between the companies are being promoted.

The agreement further deals with how to manage potential conflicts of interest to protect the interests of minority shareholders. The board monitors Nedbank Group's compliance with the provisions of the relationship agreement on an ongoing basis.

King II implementation plan

Nedbank Group fully subscribes to and supports the King II code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. The plan incorporates the corporate governance requirements of the regulations to the Banks Act and the recommendations of the Myburgh Report.

The plan has been approved by the board and its implementation is monitored by the Directors' Affairs Committee on an ongoing basis.

The Nedbank Group is in substantial compliance with the code. The only areas of non-compliance with the code, which the board is satisfied does not impair the governance integrity or perceptions of it, are as follows:

- the Chairman, Warren Clewlow, is a non-executive director, but not independent as defined by the code, by virtue of the fact that he also serves on the board of the group's holding company, Old Mutual plc;
- the Chairman Designate, Reuel Khoza, is also a non-executive director, but not independent, due to his involvement in Aka Capital, a strategic business partner in terms of the group's BEE transaction; and
- chairmen of the following board committees are non-executive, but not independent directors as defined by the code:





– Directors' Affairs Committee (Warren Clewlow);

– Risk Committee (Michael Katz); and

– Group Transformation and Sustainability Committee (Lot Ndlovu).

In other respects:

- at 31 December 2005 42% of the board were independent non-executive directors;
- the Group Directors' Affairs Committee consists entirely of non-executive directors (the Chief Executive attends as an invitee);
- the Group Audit Committee consists entirely of non-executive directors, the majority of whom are independent;
- the Group Remuneration Committee consists entirely of non-executive directors, the majority of whom are independent; and
- the Group Risk Committee consists entirely of non-executive directors, the majority of whom are independent.

Governance/Compliance culture

Enterprise governance is a phenomenon that requires commitment at every level of the organisation and it is therefore essential to create an effective governance and compliance culture. The initial phase of entrenching this culture involves the creation of awareness at every level. This culture creation also involves alignment with the ethics and values of the bank.

During 2005 the focus was on the rolling out of an interbank (Bankseta) governance and compliance training and awareness programme to all employees. Over 7 000 employees have completed the training, which has now also been rolled out in a computer-based training format.

Other interventions included a governance/compliance conference, monthly governance and compliance forums, email communications, magazine inserts and participation in the Chief Executive's roadshows.

Africa and offshore subsidiaries

The mandate of the Enterprise Governance and Compliance Division is enterprise-wide and the Nedbank Group Board is required to report on the state of corporate governance and compliance within the entire organisation (in terms of regulation 38 of the Banks Act).

In 2005 the division focused on governance and compliance assistance to the entities in Africa and the UK/Channel Islands by:

- regular contact with the managing directors, company secretaries and compliance officers to ascertain the state of governance and compliance within each entity;
- serving as a point of reference (providing advice and support) for the aforementioned parties in respect of governance and compliance issues;
- arranging visits to each of these entities, which entailed:
  - – conducting director induction on governance and compliance;
  - – addressing employees and executive committees on governance and compliance;
  - – consulting with the company secretaries on their policies, board structures, evaluations and practices;
  - – ongoing contact with the local regulator of each entity;
  - – consulting with the managing directors on the challenges they face;
  - – reporting back to the Chief Executive and the Head of the Nedbank Africa Division; and
  - – a full visit to the Nedbank London operations as well as those on Jersey, Guernsey and the Isle of Man, including meetings with the UK Financial Services Authority (FSA) and managing directors and governance and compliance officers of the respective entities, namely Fairbairn Trust Company, Fairbairn Private Bank and NIBI.

Enterprise Governance Framework

Nedbank Group's Enterprise Governance Framework incorporates a full range of governance objectives, a delineation of responsibilities at board, board committee, Group Exco and management level, and the identification of champions and key functions for corporate governance integration into all operations.

The cooperation between executive management and non-executive directors and the significant emphasis, resources and structure given to executive management functions to champion corporate governance on a day-to-day basis and assist the board, board committees and individual non-executive directors with corporate governance and compliance responsibilities are key features in achieving an effective governance process.

The framework is included in the 2005 Nedbank Group Sustainability Report.

Corporate governance strategy

Formalised governance objectives

The board has formalised its governance objectives and annually assesses and documents whether the process of corporate governance implemented by the group successfully achieves these objectives, measured as part of the regulation 38(5) Report on the State of Corporate Governance at the Nedbank Group.

The board's corporate governance objectives are:

- reaching the maximum level of efficiency and profitability of the group within an acceptable risk profile;
- implementing the group's strategy and ensuring compliance with the strategic framework of the group;
- ensuring commitment by executive officers of the group to adhere to corporate behaviour that is universally recognised and accepted as correct and proper;
- balancing the interests of shareholders and other stakeholders, who may be affected by the conduct of directors or executive officers of the group, within a framework of accountability;
- establishing and maintaining mechanisms to minimise or avoid potential conflicts of interest between the business interests of the group and personal interests of directors or executive officers;
- disclosing matters that are material to the business of the group or the interests of stakeholders timely and accurately;
- finding the correct balance between conforming with governance constraints and performing in an entrepreneurial way;
- achieving a balanced economic, social and environmental performance and implementation of a best-practice corporate citizenship framework;
- enabling efficient and effective functioning of the Enterprise-wide Risk Management Framework; and
- complying, in substance, with the provisions of the Code of Corporate Practices and Conduct of the King Report on Corporate Governance (King II), the Banks Act regulations, other sources of corporate governance best practice and requirements of Nedbank Group's holding company, Old Mutual plc.

Strategy

The board, together with top management, is responsible to the shareholders and other stakeholders for setting the strategic direction of the group through defining objectives and key policies, which are then cascaded throughout the organisation.

Stringent investment and performance criteria are determined and refined by the board. These are monitored on an ongoing basis through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to the Nedbank Group's relations with its primary stakeholders and its reputation and conduct as a good corporate citizen.

The above process is supported by a schedule of matters reserved for the board, versus those that are delegated to board committees, to ensure that the directors maintain full and effective control over the group of companies, specifically regarding significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedbank Group's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity in the interest of all the group's stakeholders and promoting transformation.

There has been significant work done to ensure consistency between the board's objectives and strategy, and the Strategic Recovery Programme/management strategy as a key means of ensuring closer strategic alignment between the board and management, as well as closer alignment with the strategy of Old Mutual plc.

Dedicated strategy sessions of the Group Exco, cluster excos, and between the board and Group Exco are held to focus on strategy determination and revision.



The board of directors

Role and composition at 31 December 2005

Nedbank Group has a unitary board structure comprising 19 directors, a figure required for the comprehensive board committee structure and which has grown from 16 following the Eyethu BEE transaction.

The Nedbank Limited Board has the same structure and composition, but separate meetings are held.

The current Nedbank Group and Nedbank Limited Board members are:

Non-executive independent directors (8)

- Barry Davison
- Chris Ball
- Nick Dennis
- Cedric Savage
- Brian Figaji
- Rick Cottrell
- Mafika Mkwanazi
- JB Magwaza

Non-executive directors (9)

- Warren Clewlow
- Jim Sutcliffe
- Julian Roberts
- Gloria Serobe
- Michael Katz
- Bob Head
- Lot Ndlovu
- Mustaq Enus-Brey
- Reuel Khoza

Executive directors (2)

- Tom Boardman
- Mike Brown

43,8% of the directors are black generic in terms of the Financial Sector Charter (FSC) definitions at 31 December 2005, applying the FSC's exclusion proviso, which applies to the three board members appointed by our majority shareholder.

Four of the nine non-executive directors, including the Chairman, are disqualified as independent by virtue of the fact that they also serve as directors on the board of the group's holding company, Old Mutual plc. The three appointments in terms of the BEE transaction, Mustaq Enus-Brey, Gloria Serobe and Reuel Khoza, are also not considered independent due to their involvement with black business/ development partners. Michael Katz and Lot Ndlovu were previously executive directors.

The non-executive directors all have a high degree of integrity and credibility, and the strong independent composition of the board provides for independent and objective input into the decisionmaking process, thereby ensuring no one director holds unfettered decision-making powers.

The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce, industry and banking. The directors have access to management, whenever required.

Board appointment and evaluation

Board appointments are conducted in a formal and transparent manner, in line with the board appointment policy, by the board as a whole, assisted by the Nedbank Group Directors' Affairs Committee. Any appointments to the Nedbank Group Board are made taking into account the need for ensuring that the board provides a diverse range of skills, knowledge and expertise, the necessity of achieving a balance between skills and expertise and the professional and industry knowledge necessary to meet the group's strategic objectives, as well as the need for ensuring demographic representivity.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70. This retirement date may, with the consent of the board of directors, be extended for a limited period of time where this may be more practical. Reappointment of non-executive directors is not automatic. Executive directors are discouraged from holding a large number of directorships outside the group.

CVs of directors standing for election are included in the notice of the annual general meeting and directors are subjected to a fit-and-proper test, as envisaged by the Banks Act.

A full assessment of the effectiveness of the board and board committees, as well as an evaluation of the Chairman of the board, took place during 2005 to elicit feedback from board members, which ensures constant refinement of the governance structure and responsibilities.

The Chief Executive's performance is also evaluated according to his balanced scorecard, which is approved annually by the Group Remuneration Committee, with the input of the Chairman and Old Mutual. A 360-degree review of the board by management was also conducted. The feedback from this board evaluation process contributed to the production of the Regulation 38(5) Report addressing the state of corporate governance within the organisation.

Board charter

The board has a formal written charter that was updated during 2005 in respect of legislative requirements, local and international codes of conduct, including King II, and best practice.

The main functions of the board covered by the charter are:

- determining the overall objectives for the company;
- developing strategies to meet those objectives in conjunction with management;
- formulating company policies;
- rating the company's own performance;
- assuming overall responsibility for risk management;
- appointing a chief executive for the company; and
- evaluating the performance of the company directors.

The charter also formalises policies regarding board membership and composition, board procedures, the conduct of directors, risk management, remuneration, board evaluation and induction.

Board committees

The board committee structure is designed to assist the board in the discharge of its duties and responsibilities, and was unchanged during 2005.

The current committees are:

- Group Audit Committee;
- Group Risk Committee;
- Group Remuneration Committee;
- Group Credit Committee;
- Group Directors' Affairs Committee;
- Group Transformation and Sustainability Committee;
- Board Strategic Innovation Management Committee; and
- Group Finance Oversight Committee.

Separate Risk and Directors' Affairs Committees have been established for Nedbank Group and Nedbank Limited, and separate meetings are held to ensure adequate focus on the interests of the bank.

Each board committee has formal written terms of reference that are revised on an annual basis, are effectively delegated in respect of certain of the board's responsibilities, and are monitored by the board to ensure that it retains effective coverage of and control over the operations of the group.

Group Audit Committee

The functions of the Group Audit Committee are primarily to assist the board of directors in its evaluation and review of the adequacy and efficiency of the internal control systems, accounting practices, information systems and auditing processes applied within the bank in the day-to-day management of its business, as well as to introduce measures to enhance the credibility and objectivity of financial statements and reports prepared with reference to the affairs of the group. The Group Audit Committee has satisfied its objectives for the year in accordance with its terms of reference.

Group Finance Oversight Committee

The chairmen of the Audit, Credit, Risk and Board Simco, and Julian Roberts, are members of this committee. Its primary function is to be a board discussion forum, to consider the full spectrum of risks in the bank, and to ensure that they are addressed effectively by the board and the various board committees.

Group Directors' Affairs Committee

The primary roles of the Group Directors' Affairs Committee is to consider, monitor and report to the board on strategic risk, reputational and compliance risk, compliance with King II and the corporate governance provisions of the Banks Act as well as the regulations issued thereunder and to act as a nomination committee.

Group Credit Committee

The primary roles of the Group Credit Committee are to approve credit policies and philosophy, set credit limits and guidelines, confirm that procedures are in place to manage and control credit risk, approve the adequacy of interim and year-end provisions and ensure that the quality of the group's credit portfolio is in accordance with these requirements by monitoring credit risk





information, processes and disclosure. This primary role comprises a monitoring function. An important secondary role of this committee is the approval of advances above sanctioned and regulatory authority levels.

Group Risk Committee

In terms of the Banks Act a risk committee is required to assist the board of directors in evaluating the adequacy and efficiency of risk policies, procedures, practices and controls, identify the build up and concentration of risk, develop risk mitigation techniques, ensure formal risk assessment, identify and monitor key risks, facilitate and promote communication through reporting structures, ensure the establishment of an independent risk management function and other related functions.

The Group Risk Committee's primary focus is therefore the monitoring across the group of the management and assessment of risk, including market and trading risks, financial instruments (derivatives) usage, asset and liability management (ALM) risks, capital risk, Group Asset and Liability and Executive Risk Committee (Group ALCO) processes and functions, intragroup investment exposures and risks related to the underwriting of share issues.

Group Remuneration Committee

The Group Remuneration Committee consists of non-executive directors only and is chaired by an independent non-executive director.

The committee is authorised to approve the aggregate of adjustments to the remuneration of employees below executive director and divisional director level. Adjustments to the total remuneration of members of the Group Exco are individually approved by the Remuneration Committee. Adjustments to executive directors' total remuneration are individually approved by the board following recommendations made by the Group Remuneration Committee. This committee is also charged with the supervision of the Nedbank Group Employee Incentive Schemes, and is involved in executive officer succession policy. The Group Remuneration Committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The remuneration report, commencing on page 77, covers all the corporate governance aspects and disclosure with respect to remuneration of directors.

Board Strategic Innovation Management Committee

The Board Strategic Innovation Management Committee has the broad responsibility to monitor all issues pertaining to information technology, both operational and strategic, in as much as these may impact the business, financial, performance, risk profile and information technology strategy of the group. This committee aims to ensure alignment of the prioritisation and magnitude of IT development spend and investment with overall group strategy and direction.

Group Transformation and Sustainability Committee

This committee has a broad responsibility to monitor all issues pertaining to the integrated economic, social, environmental and transformation performance of the group.

This committee is charged to assist the board in discharging its responsibility to ensure that the group proactively addresses the requirements/recommendations for integrated sustainability reporting as laid out in King II and the Global Reporting Initiative, an international multishareholder process whose mission is to develop guidelines for sustainability reporting, as well as to give the needed attention at board level to the Financial Services Charter (FSC), BEE and social and environmental responsibility issues.

The board committee structure is also supported by group executive management committees.


Committee structure and membership
Nedbank Group Limited Board of Directors
Nedbank Limited Board of Directors
Nedbank Risk Committee
Chairman: MM Katz
CJW Ball
RG Cottrell
N Dennis
RM Head
ML Ndlovu
CML Savage
*** Directors' Affairs Committee
Chairman: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
Board Simco
Chairman: ME Mkwanazi
CJW Ball
N Dennis
MM Katz
CML Savage
Group Credit Committee
Chairman: CJW Ball
B de L Figaji
MM Katz
ML Ndlovu
Chief Executive*
Chief Financial Officer*
Acting Head of Credit Risk*
Chief Risk Officer*
RJ Khoza
**** Group Transformation and Sustainability Committee
Chairman: ML Ndlovu
CJW Ball
BE Davison
B de L Figaji
MM Katz
JB Magwaza
Group Audit Committee
Chairman: RG Cottrell
CJW Ball
BE Davison
MA Enus-Brey
RM Head
JB Magwaza
ME Mkwanazi
JVF Roberts
GT Serobe
** Group Remuneration Committee
Chairman: JB Magwaza
CJW Ball
B de L Figaji
RJ Khoza
CML Savage
JH Sutcliffe
Group Risk Committee
Chairman: MM Katz
CJW Ball
RG Cottrell
N Dennis
RM Head
ML Ndlovu
CML Savage
Group Finance Oversight Committee
Chairman: CJW Ball
RG Cottrell
MM Katz
ME Mkwanazi
JVF Roberts
*** Directors' Affairs Committee
Chairman: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
* Members for purposes of the approval of large exposures only.
** Trustees of the Nedcor Group (1994) Employee Share Purchase Trust, the Nedbank Group (2005) Share Trust and the NIB Share Trust (two trustees only) to be the members of the Group Remuneration Committee, as set out above.
*** Incorporating the Chairman's Committee, the Nomination Committee and the Corporate Governance Committee.
**** Incorporating the Social and Environment Committee.



Chairman and Chief Executive

In line with the requirements of a myriad of best-practice codes the roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Warren Clewlow, and the executive management of the group is the responsibility of the Chief Executive, Tom Boardman.

This clearly accepted division of responsibilities at the helm of the company ensures a balance of authority and power, so that no one individual has unrestricted decisionmaking powers. At the same time the board and executive management work closely together in determining the strategic objectives of the group.

Company Secretary and director development

All directors have access to the advice and services of the Company Secretary and the Enterprise Governance Division, who are responsible for ensuring that board procedures and applicable rules and regulations are fully observed. Further to this, the board has agreed and established a procedure in furtherance of its duties, whereby directors may obtain independent professional advice at the expense of the company.

New directors are informed of their duties and responsibilities by way of an induction course that is run by the Company Secretary and other experts on board effectiveness, corporate governance and banking/technical information, familiarising the directors with the bank's senior management and strategies. Briefing of the board takes place on an ongoing basis to ensure that members are kept up to date with local and international industry developments, technology issues, risk management and corporate governance best practice. All business cluster heads also undertake regular presentations to update the board on progress and key issues within particular clusters.

Succession planning

Succession planning is an important focus area at board and at both executive and senior management levels. Detailed and intensive planning is conducted through the Chairman's office in consultation with the Directors' Affairs and Group Remuneration Committees.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

Business governance

This area of governance performance focuses on adding value to the business by leveraging the worth created by conformance. Business governance forms the link between the strategic objectives set by the board and board committees and the actions and decisions taken by the management committees. Primary attributes of this portfolio are the reviewing, implementing and monitoring of structures, internal controls and compliance according to the principles of good governance at management level, involving the functions of the Group Exco, divisional executive committees, operational risk committees, Group Exco subcommittees and all other management committees. Business governance will drive the culture of good governance at all levels of the organisation.

The Executive Strategic Innovation Management Committee assists the Group Executive Committee and the Group Strategic Innovation Management Committee (Board Simco) in discharging their responsibilities to ensure that the Nedbank Group has a well-coordinated, efficient, effective and properly resourced IT strategy, which enables the organisation to remain highly competitive, and that the strategy is timeously implemented. It also provides an enhanced channel of communication and cooperation in the area of IT across the Nedbank Group.

The Group Asset and Liability and Executive Risk Committee (ALCO) is responsible for ensuring that the impact of the following risks are being effectively managed in the Nedbank Group:

- liquidity risk;
- interest rate risk, both local and foreign;
- foreign exchange rate risk;
- trading market risk;
- other market risk; and
- capital risk.

The roles of the **Basel II Steering Committee** is to promote, direct and oversee the successful implementation of the new Basel Capital Accord (Basel II) across the Nedbank Group and the implementation of Basel II in the Nedbank Group, which will be based on a strategic approach not only to achieve Basel II compliance, but to elevate the group's risk measurement and management, capital management and performance measurement to best practice.

The primary role of the **Transformation and HR Exco Committee** is threefold:

- statutory compliance in respect of labour legislation;
- monitoring of transformation progress and the implementation of the FSC requirements;
- in respect of Nedbank Group employees or potential employees, recruitment, selection, remuneration, performance management, maintenance, training, development and, where necessary, termination.

The Executive Taxation Committee's primary role is monitoring tax compliance and tax policy, ensuring the management of tax risk throughout the Nedbank Group in accordance with the Nedbank tax policy document and assisting the Group Audit Committee and the Group Risk Committee in discharging their responsibilities relative to the management and monitoring of tax risk.

Implemented during 2006 is a **Business Risk Management Forum**, whose role it is to promote, direct and oversee the successful implementation of any new regulatory requirements/legislation across the Nedbank Group, but excluding regulatory requirements/legislation covered in the existing governance structures (such as taxation).

Risk management

Risk management in the financial services industry is a fundamentally important process in ensuring profitability, growth and long-term sustainability. Therefore it follows that one of Nedbank Group's Deep Green aspirations is 'to be worldclass at managing risk'.

- Regulation 38 of the Banks Act states that the '... process of corporate governance includes the maintenance of effective risk management'.
- The King Report on Corporate Governance 2002 has a dedicated risk management section (section 3) detailing a board's responsibility for designing, implementing and monitoring the process of risk management and setting risk appetite limits or tolerance.
- Basel II will enforce a significant increase in risk management sophistication and reporting internationally.

These driving forces have ensured ongoing focus on the role played by risk management in the corporate governance process and vice versa.

The board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on the effectiveness of this process. Management is accountable to the board for designing, implementing and monitoring the process of risk management, as well as integrating it with the day-to-day activities of the group. The board is ultimately responsible for any financial loss or reduction in shareholder value suffered by the group. It is therefore responsible for ensuring that proper risk management and monitoring systems are in place.

The Group Risk Committee is responsible for assisting the board in reviewing the risk management process and any significant risks facing the group. Nedbank Group has adopted a comprehensive risk management strategy and methodology, enterprise-wide risk management, which has the principles of corporate governance best practice embedded in its foundation.

A key issues control log has been developed as a tool to assist in achieving good governance. It represents a holistic, yet focused, view of any key issues that require attention, raising concerns around these, as well as the actions being taken to address them. This form of risk reporting strongly supports the move towards greater transparency in reporting.

The Basel II requirements are being dealt with by way of a comprehensive Basel II programme, which will significantly enhance the risk management process. The group approach to Basel II involves building advanced risk and capital management capabilities. This approach also facilitates the comprehensive implementation of enterprise-wide risk management in the Nedbank Group.

The risk management and capital management/Basel II reports provide a comprehensive overview of these functions.



Internal audit

Internal Audit is a centralised independent assurance function whose purpose, authority and responsibility are formally defined in a charter approved by the board, in line with stipulations of the Institute of Internal Auditors. Internal Audit reports at meetings of the Audit Committee and other board subcommittees, charged with risk monitoring, on its assessment of the adequacy and effectiveness of the group's risk management, control and governance processes.

The Chief Internal Auditor reports to the Chairman of the Audit Committee and the Director of Internal Audit for Old Mutual plc, and has unrestricted access to the chairmen of the board subcommittees, the Chief Executive and the Chairman of the board. Administratively, Internal Audit forms part of the central Group Risk function. Internal Audit also works closely with Enterprise Governance and Compliance to ensure that audit issues of an ethical or governance nature are made known and appropriately resolved.

Internal Audit has dedicated teams that perform internal audits in the group's various business operations, subsidiaries and joint ventures. Audits are conducted on a risk-based approach, and the audit plan is updated quarterly to reflect any changes in the risk profile of the group.

Internal Audit is continually improving its practices and processes to satisfy internal and external demands, responding to changing stakeholder requirements, legislative changes, and evolving internal and external audit practices. Key focus areas for 2006 are:

- implementation of a new audit software tool that will increase audit efficiency and consistency in the unit in line with the rest of the Old Mutual Group;
- ongoing involvement in the Basel II programme of the group, with specific focus on appropriately gearing the audit function effectively to audit and validate Basel II processes and procedures once implemented in the business; and
- implementation of continuous auditing techniques to enhance the risk-based audit coverage and increase audit efficiency.

Internal control

An essential part of the board's responsibility is reviewing the effectiveness of internal control, making use of the monitoring processes within the company.

This is primarily carried out through the risk committee structure within the Nedbank Group. The detailed design, implementation and operation of adequate internal controls are generally delegated to the management team of Nedbank Group. These controls provide reasonable assurance that significant risks are appropriately managed, that management and financial information emanating from Nedbank Group is reliable and that assets are safeguarded. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year. Regulation 39(4) of the Banks Act requires that a board of directors annually reports to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

The board reports that:

- no material malfunction in the group's internal control system has occurred during the period under review;
- it is satisfied with the effectiveness of the group's internal controls and risk management;
- whenever there is an indication of any significant business risk, or any weakness in controls, that may result in loss or reputational damage, these are recorded and disclosed in a formal key issues control log, which is lodged periodically with the board (management has reviewed the issues recorded in the key issues control log during the year and considered when and why these issues arose, whether they have been resolved and, if not, action plans and timelines for their resolution);
- it has no reason to believe that the group will not operate as a going concern for the year ahead;
- it has no reason to believe that the group's code of ethics has been transgressed in any material respect;
- it has no reason to believe that the group's policies and authority levels have not been enforced and adhered to in any material respect;
- there have been no material breaches of compliance in respect of any laws and regulations applicable to the group during the period under review; and
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous incident affecting its activities.

In Nedbank Group a process and hierarchy for reporting on internal control has been approved by the Group Audit Committee on behalf of the board, and is reviewed on an ongoing basis by Internal Audit and Group Risk.

Personal share dealings

The Nedbank Group has in place a formal policy and set of rules for personal account trading, which are based on current legislation and international good practice. These rules prohibit directors and employees from dealing in Nedbank Group shares during defined closed periods prior to the announcement of interim and final results or in any other period considered sensitive. The policy was reviewed during 2005 and all personal account trading is now subject to authorisation via the independent Nedbank Capital compliance function, which has particular expertise in this area. Such dealings also require the prior approval of an individual's senior manager.

The Nedbank Capital Compliance Officer reports any non-compliance with the policy to the Directors' Affairs Committee, and disciplinary action is taken.

All dealings by directors in Nedbank Group shares are advised to the Listings Division of the JSE, as dictated by the JSE Listing Requirements, and such information is published through the Securities Exchange News Service (SENS).

The group further has an insider trading policy to assist directors and affected employees with their commitment towards maintaining a culture of integrity, adhering to legislative requirements and enforcing zero tolerance of crime.

Financial statements and external review

Going concern

The directors of the Nedbank Group confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. The assumptions underlying the going-concern statement are debated and recorded at the time of the approval of the annual financial statements by the board.

This has also been done as part of the interim results process. For this reason the Nedbank Group Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedbank Group confirm and acknowledge that:

- it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year and the profit or loss and cash flows for that period;



- the auditors are responsible for reporting on whether the financial statements are fairly presented;
- adequate accounting records and an effective system of internal control and risk management have been maintained;
- appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been applied consistently, except as otherwise disclosed; and
- applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc.

The report of the independent auditors on page 137 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements.

The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support of the directors' statements on going-concern and adequacy of the internal control environment.

The external auditors provide non-audit services to the Nedbank Group through their consulting divisions.

A policy, in line with that of Old Mutual plc, regarding the provision of non-audit services by the group's auditors is in place. This process is structured between management and the external auditors to ensure that the guidelines, requiring approval by the Chief Financial Officer, Chief Executive or Audit Committee, depending on the quantum of fees involved, are adhered to and monitored by the Audit Committee and the Old Mutual plc Audit Committee on a six-monthly basis.

The total fees for non-audit services provided by the external auditors for the year ended 31 December 2005 was R26 million (2004: R41 million). This amounts to 30% of the total audit and non-audit services (2004: 34%). The non-audit services focused on the group's BEE transaction, credit impairment modelling, AC 133 implementation, value-added tax (VAT) and International Financial Reporting Standards (IFRS) implementation.

A governance and compliance review by the external auditors found that Nedbank Group was substantially in compliance with the structural components of corporate governance and that Nedbank Group was making progress in the continual improvement of its governance processes.

Stakeholder dialogue

Nedbank Group believes that open discussion and interaction with all our stakeholders are fundamental to strengthen our operations and ensure that their needs and concerns are addressed within the strategy of the group. Shareholders specifically, as well as the other stakeholders, are encouraged to attend the annual general meeting, at which the Chairman and chairmen of most board committees are present to answer questions, and other meetings as vital communication forums. Clients of the bank are communicated with by way of letters and statements through the post, flyers, information within the branch network, and the internet. Employees are briefed on developments through regular business communication emails, employee journals, roadshow presentations by the Chief Executive, television broadcasts and a highly comprehensive intranet.

One of the areas of focus for 2005 was, in particular, enhancing Nedbank Group's relationship with the regulators. This included a visit by the UK Financial Services Authority (FSA), and scheduled monthly meetings with different regulators, including the FAIS Ombudsman, the Financial Services Board (FSB), the South African Reserve Bank, the JSE and all other regulatory bodies.

Internally the structure has changed to bring the Media Relations and Communications Departments together to ensure alignment of media communications. The investor relations function is managed by an external consultancy, Tier 1 Investor Relations.

Internet site

Nedbank Group's internet site (www.nedbankgroup.co.za) has extensive information on the group, its annual, preliminary, interim and sustainability reports and share price. It also provides a regular update on business developments and other matters of interest in relation to Nedbank Group.

Code of ethics and organisational integrity

Nedbank Group is committed to organisational integrity and high standards of ethical behaviour in its dealings with all the group's stakeholders.

A revised code of ethics has been approved for the group, which focuses on both the internal behaviour of our employees, linked to the group values, as well as our commitments to external stakeholders. The code is available on our internet and intranet sites.

The ethics project was rescoped and all impacted businesses (Group Risk Services, Human Resources, etc) were consulted. Phase 1 of the project focused on creating awareness around the code. Phase 2 focuses on behavioural change, which will be integrated into the transformation/values process. A qualified ethics officer has been appointed to the governance team.

A board ethics statement, stating the board's commitment to the highest ethical standards, has been approved by the Directors' Affairs Committee.

An ethics training programme targeted at all business units and governance and compliance officers was started in July 2005. The training aims at ensuring that the officers are accredited ethics champions and will equip them with skills to facilitate ethics programmes at business level. Altogether 30 ethics champions went through the first phase of ethics training.

Disclosures


I disclose any personal or private business interests that may conflict with Nedbank Group's business interest
87
10,9
2
I report gifts received in the business environment in accordance with the policy
87
12,3
0,5
I am aware of Nedbank Group's code of ethics
85
8
6,8
Agree
Neutral
Disagree


Ethical standards underpin all Nedbank Group endeavours
67,8
26,2
5,9
Nedbank Group actively enforces its code of conduct/ethics
71,7
23
5,1
Nedbank Group believes in full disclosure/transparency when reporting to all stakeholders
75,4
20,4
4,2
Agree
Neutral
Disagree

An employee survey was conducted in 2004 and again in July 2005. In most cases scores had improved in 2005.

An action still under way is getting all employees to sign the code of ethics as evidence that they understand, accept, commit and subscribe to the code.

Code of Banking Practice

Nedbank Group subscribes to the Code of Banking Practice of The Banking Association South Africa. This code governs the Nedbank Group's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders.

The group has in place appropriate procedures and mechanisms to ensure that all elements of the code are adhered to fully. Nedbank Group, primarily through its Client Services Advisory Unit, also works constructively with the Banking Ombudsman's Office to ensure that client complaints are resolved appropriately and timely.

Political contributions

Nedbank Group fully supports the South African democratic system, but does not contribute to individual political parties.

Nedbank Group assists with worthy causes initiated by civic organisations and it is not inconceivable that these initiatives may involve political figures.

Fraud prevention and money laundering

In line with its commitment to combat money laundering and the financing of terrorist and related activities, Nedbank Group continues to refine its policies and procedures to comply with all its statutory duties and regulatory obligations.

During 2005 Nedbank Group, through the Money Laundering Control Programme, developed a global policy for client acceptance, maintenance and monitoring. This policy will govern procedures and policies associated with client acquisition in line with the group's commitment, duties and obligations as well as international best practice and be tabled for board ratification in the beginning of 2006.

Reviews of other policies, including the Nedbank Group Policy for Money Laundering Control, are being implemented to accommodate changes required by the recently promulgated antiterrorism legislation, the Protection of Constitutional Democracy Against Terrorist and Related Activities Act, 33 of 2004, and the publication of Guidance Note 3 (GN3) of the Financial Intelligence Centre Act (FICA).

As a further demonstration of its commitment to its statutory duties and regulatory obligations, Nedbank Group has established the Group Regulatory Risk Services Department (GRRS), including the GRRS Programme Management Unit, to coordinate the implementation of all money laundering control initiatives for the group. This department will report on progress to the newly constituted Business Risk Management Forum (BRMF), which will lend an executive response to the group's regulatory and statutory obligations. Membership of the BRMF comprises the Chief Risk Officer, heads of business clusters and the bank's statutory appointees, eg the Group Money Laundering Control Officer (GMLCO).

Nedbank Group has reverified 83,9% (2,1 million) of the client base as existing on 30 June 2003, while 3,3% (102 991) of these clients have had their accounts restricted due to not being reverified by their respective deadlines.

Financial Advisory and Intermediary Services Act

Due to increasing concerns about the provision of financial advice within the financial services industry, the Financial Advisory and Intermediary Services Act (FAIS) was enacted to:

- provide consumer protection in relation to financial advice and the investment in financial products; and
- enhance the professionalism of providers within the financial services industry.

The primary aim of FAIS is to protect investors against improper advice and conduct by financial service providers (FSPs). FAIS aims to ensure that sound financial advice, services and products are provided that best suit the particular financial needs of the client. It makes provision for authorised FSPs to be licensed and authorised through a regulatory body, the Financial Services Board (FSB). Nedbank Group received its FAIS licence in early 2005.

The risk of non-compliance arises from the enormity of ensuring that all affected employees (approximately 7 000 employees in the Nedbank Group) are trained and have the necessary fit and proper qualification requirements associated with the types of financial products that are being sold. This will ensure the selling of products and advice offered to clients by Nedbank Group employees who are licensed, authorised and accredited as fit and proper by the FSB.

Compliance with FAIS is being managed centrally through a team in Enterprise Governance and Compliance, with the assistance of the affected business units. Implementation, training and accreditation programmes include:

- categorising employees into representatives and non-representatives and clarifying who may and may not provide advice to clients;
- categorising products falling within the scope of FAIS and amending all disclosure documents to comply with the act;
- developing a FAIS policy for the group with detail controls in key areas to ensure compliance;
- developing monitoring plans and reporting structures for the effective monitoring of adherence to FAIS;
- adjusting the group human resource policies and employment conditions;
- ensuring ongoing compliance with FAIS as a major focus for the group, which strives to be an industry leader in client satisfaction – as a result of FAIS, Nedbank Group launched a project to review and update the complaint resolution systems in line with the requirements of FAIS as well as future legislation such as the National Credit Bill; and
- training of all bank employees in the requirements of FAIS.

National Credit Bill

The National Credit Bill (the bill) was passed by parliament on 13 December 2005 and is currently awaiting the President's signature to be promulgated. The importance of this bill stems from the fact that it proposes to repeal and replace the Usury Act, 73 of 1968, and Credit Agreements Act, 75 of 1980, the legislation that predominantly regulates consumer credit currently. Microfinance activities will also be governed by this legislation, once promulgated.

Of primary importance is the fact that all banks will have to register as credit providers. The bill will regulate credit policy and procedure and is therefore set to impact heavily on the bank's existing credit policy, procedures and existing contractual relationships between the bank and its clients where credit facilities have been afforded to them. Legal processes with regard to recoveries are also due to be impacted by the provisions of the bill. The bill further proposes to regulate debt enforcement. The important aspect here is that credit providers will need to apply the financial means test when assessing a potential client for credit. If it can be ascertained that a credit provider did not apply the financial means test, it runs the risk of the agreement being suspended and the consumer not being required to make any payment under the agreement in question.

As illustrated above, the bill aims at bringing consumer credit legislation within the ambit of more comprehensive consumer protection principles and as such consumers will indeed have more protection than under prior credit legislation.

Group Exco has approved the formation of the Business Risk Management Forum (BRMF), which will, among some of its functions, assess the impact, promote, direct and oversee the successful implementation of any new regulatory requirements/legislation across the Nedbank Group. In view of the challenges posed by the bill, the five big banks, of which Nedbank Group is one, have been galvanised into action to establish their commitment to financial and human resource assistance in the creation of the training material, which would facilitate training programmes within the individual banks.

Sustainability reporting

Nedbank Group has issued a separate sustainability report in accordance with the Global Reporting Initiative (GRI) guidelines, taking into account the recommendations of King II.

Board meetings

In 2005 the board met 8 times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan.

Additional or other matters of significance to Nedbank Group are required to be brought to the board's attention in a timely manner, and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

The record of attendance at board and board committee meetings for Nedbank Group and Nedbank Limited for 2005 is shown on the following page.

		Nedbank Group Limited Board	Nedbank Group Limited Board (prescheduled)	Nedbank Group Limited Board (ad hoc)	Nedbank Limited Board	Nedbank Limited Board (prescheduled)	Nedbank Limited Board (ad hoc)
Number of meetings		8	6	2	8	6	2
Director	**Status**						
CJW Ball	x	8/8	6/6	2/2	8/8	6/6	2/2
TA Boardman	*	8/8	6/6	2/2	8/8	6/6	2/2
MWT Brown	*	8/8	6/6	2/2	8/8	6/6	2/2
WAM Clewlow	#	8/8	6/6	2/2	8/8	6/6	2/2
RG Cottrell	x	8/8	6/6	2/2	8/8	6/6	2/2
BE Davison	x	6/8	4/6	2/2	6/8	4/6	2/2
N Dennis°	x	6/8	5/6	1/2	6/8	5/6	1/2
B de L Figaji	x	7/8	6/6	1/2	7/8	6/6	1/2
MM Katz	#	7/8	5/6	2/2	7/8	5/6	2/2
JB Magwaza	x	6/8	5/6	1/2	6/8	5/6	1/2
ME Mkwanazi	x	8/8	6/6	2/2	8/8	6/6	2/2
ML Ndlovu	#	6/8	5/6	1/2	6/8	5/6	1/2
JVF Roberts	#	6/8	4/6	2/2	6/8	4/6	2/2
CML Savage	x	6/8	5/6	1/2	6/8	5/6	1/2
JH Sutcliffe	#	6/8	4/6	2/2	6/8	4/6	2/2
RM Head	#	8/8	6/6	2/2	8/8	6/6	2/2
RJ Khoza	# 3	2/3	2/2	0/1	2/3	2/2	0/1
MA Enus-Brey	# 3	3/3	2/2	1/1	3/3	2/2	1/1
GT Serobe	# 3	2/3	1/2	1/1	2/3	1/2	1/1
TH Nyasulu	X 1	1/1	1/1	0/0	1/1	1/1	0/0
PF Nhleko	# 2	1/3	1/2	0/1	1/3	1/2	0/1

* *Executive*
** *Only prescheduled meetings were held*
\# *Non-executive*
x *Independent non-executive*
1 *Resigned with effect from 26 January 2005*
2 *Resigned with effect from 21 April 2005*
3 *Appointed as director with effect from 16 August 2005*
° *Absent from certain meetings due to illness*
*** *Member for purposes of the approval of large exposures only*

Nedbank Group and Nedbank Limited Directors' Affairs Committees	Nedbank Group and Nedbank Limited Directors' Affairs Committees (prescheduled)	Nedbank Group and Nedbank Limited Directors' Affairs Committees (ad hoc)	Group Remuneration Committee **	Group Audit Committee **	Board Strategic Innovation Management Committee**	Group Credit Committee **	Nedbank Group and Nedbank Risk Committees**	Group Transformation and Sustainability Committee**	Group Finance Oversight Committee **
7	6	1	4	7	4	4	4	5	4
7/7	6/6	1/1	4/4	7/7	4/4	4/4	4/4	5/5	4/4
						3/4 ***			
						4/4 ***			
7/7	6/6	1/1							
7/7	6/6	1/1		7/7			2/2		4/4
				4/7				3/5	
					2/4		3/4		
			4/4			4/4		4/5	
7/7	6/6	1/1			4/4	4/4	4/4	4/5	2/4
6/7	6/6	0/1	4/4	5/7				5/5	
7/7	6/6	1/1		7/7	4/4				4/4
7/7	6/6	1/1				3/4	4/4	5/5	
				4/7					3/4
			3/4		1/4		3/4		
4/7	3/6	1/1	4/4						
				1/1			0/1		
			1/1			1/1			
				0/1					
				0/1					
0/1	0/1	0/0	0/1						





Sustainability report summary

Sustainability has become a key part of Nedbank Group's culture, and one of our ten Deep Green aspirations is to be highly involved in the community and environment.



The term 'sustainability' means a number of things to Nedbank Group, among them financial prosperity and stability for our investors and employees, integrating social and environmental responsibility for our local communities and the countries in which we operate, and remaining relevant and accessible to our clients. Sustainability has become a key part of Nedbank Group's culture and the group is committed to being highly involved in the community and environment. Using these understandings as a basis, significant progress has been made during 2005 in repositioning Nedbank as a bank for all southern Africans, and in integrating sustainability considerations into the way that the group operates.

Sustainability, good governance, transparency and comprehensive reporting are integral to building the group's credibility among its stakeholders. This progress was recognised when the Nedbank Group 2004 Sustainability Report was awarded second place in the Ernst & Young Excellence in Sustainability Reporting Awards. A further gratifying achievement was the award for Emerging Markets Corporate Social Responsibility Bank of the Year at The Banker Awards in London.

A full sustainability report has again been produced, together with this report. Should you not have received a copy of the report and would like one, copies are available from either:

Justin Smith: +27 (0)11 294 0238/ JustinS@nedbank.co.za; or

Investor Relations: +27 (0)11 295 6549/ nedbankgroupir@nedbank.co.za.

The report covers the following broad issues and stakeholder groups:

- Nedbank Group, its highlights, challenges and key risks
- Enterprise governance and compliance
- Shareholders
- Clients
- Employee matters
- The Financial Sector Charter and black economic empowerment
- Corporate social investment
- The environment
- The Green, Sports, Arts & Culture Trusts and Nelson Mandela Children's Fund
- Sustainability in our African and international operations

Key sustainability indicators

Indicator	2005	2004	Progress
Headline earnings (Rm)	3 167	1 743	✓
Headline EPS (cents)	797	483	✓
ROE (%)	15,5	11,0	✓
Efficiency ratio (%)	65,1	71,8	✓
ROA (%)	0,93	0,54	✓
Group capital adequacy (%)	12,9	12,1	✓
Funds under management (Rm)	72 063	60 369	✓
Share price appreciation (cents)	2 220	1 577	✓
Number of permanent employees	22 188	21 103	✓
% of black generic staff at executive level	18,2	25,0	✗
% of black generic staff at senior management level	15,0	10,9	✓
% of black generic staff at middle management level	27,0	19,5	✓
% of black generic staff at junior management level	38,1	33,4	✓
Training and skills development spend as % of payroll	2,3	2,6	✗
Client satisfaction ratings – Nedbank Retail (Consulta) (%)	64,1	60,7	✓
Compliance % of buildings participating in the Occupational Health and Safety Programme	98,9	95,7	✓
Corporate social investment spend (Rm)	35	43	✗
Energy consumption (in kilowatt-hours)	82 722 132	75 617 183	✗
Water consumption (in kilolitres)	346 485	341 575	✗
Green Trust disbursements (Rm)	4,2	4,5	✗
Inclusion in sustainability indices			
Dow Jones World Sustainability Index	✓	✓	✓
FTSE/JSE SRI Index	✓ (Rated in top 20%)	✓	✓

✓ Represents a positive move

✗ Represents a negative move





Value-added statement

	2005 Rm	%	2004* Rm	%
Value added is the wealth created from providing quality services to clients				
Net interest income	**8 529**	72	**7 145**	79
Impairment charge on loans and advances	**(1 189)**	(10)	**(1 217)**	(13)
Margin on lending	**7 340**	62	**5 928**	66
Non-margin-related income **	**9 477**	80	**7 992**	89
Other expenditure	**(5 017)**	(42)	**(4 912)**	(55)
	11 800	100	**9 008**	100
Value allocated				
– Employees	**5 290**	45	**5 175**	57
– Government (taxes) ***	**1 363**	12	**1 099**	12
– Shareholders ****	**1 188**	10	**638**	7
– Retentions for growth	**3 959**	33	**2 096**	24
Depreciation and amortisation	**850**	7	**852**	10
Retained income	**3 109**	26	**1 244**	14
	11 800	100	**9 008**	100

* *Restated as per note 3 to annual financial statements.*

** *Includes non-interest revenue, foreign currency translation gains/losses, non-trading and capital items, and share of profits of associates and joint ventures.*

*** *Includes direct and indirect taxation.*

**** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation shares awarded) and income attributable to minority shareholders.*





Remuneration report

Remuneration Committee Membership and Charter

The Group Remuneration Committee (the committee) operates according to a charter approved by the board. The board delegates responsibility to the committee for the investigation and benchmarking of remuneration practices and for hearing and deciding on proposals made on remuneration practices for the group.

The committee consists of non-executive directors and is chaired by an independent non-executive director. The committee comprises JB Magwaza (Chairman), Chris Ball, Prof Brian de L Figaji, Cedric Savage, Reuel Khoza and Jim Sutcliffe. The Chief Executive is a permanent invitee to the meetings and recuses himself when his own remuneration is discussed. The committee met four times during 2005.

The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The committee's responsibilities include:

- reviewing, monitoring and approving principles supporting short-term incentive arrangements for all employees in Nedbank Group;
- reviewing, monitoring and approving the Nedbank Group Share Schemes;
- approving the granting of share incentives to employees and the applicability of financial targets linked to these incentives;
- investigating and benchmarking remuneration practices and broad terms and conditions of employment for all employees to ensure that these are fair and competitive, and approving the overall cost of remuneration increases awarded to employees;
- determining the remuneration, incentive arrangements and benefits of executive directors and other senior executives of the group;
- making recommendations to the board on remuneration adjustments, short- and long-term incentives for executive directors and other senior executives of the group;
- approving performance scorecards for the Chief Executive and group executives; and
- undertaking executive succession planning.

The committee applies the guiding principles of the remuneration policy as far as is practicable, but both the board and the committee retain the right to use their discretion to deviate from this policy in exceptional circumstances.

Advisers to the committee

During the year under review the committee received advice from external independent advisers on an ad hoc basis. Mr B Olivier, director of Vasdex Associates, advised the committee on the design of a new short-term incentive scheme and KPMG Services (Pty) Limited was appointed to assist with the design of a new long-term incentive scheme, which was approved at the group's annual general meeting in May 2005. Market-related information on non-executive directors' remuneration was obtained from 21st Century Pay & Business Solutions.

Remuneration philosophy and policy

Remuneration plays a critical role in attracting, motivating and retaining high-performing and talented individuals to achieve Nedbank Group's objectives.

Nedbank Group's philosophy is to encourage sustainable long-term performance and at all times to align such performance with the strategic direction and specific value-drivers of the business within which Nedbank Group operates, as well as with the interests of shareholders. Remuneration management in Nedbank Group is fully integrated into other management processes, such as performance management and talent management, within the ambit of the overall Group Human Resources Policy.

The group's market position is median remuneration for performance against targets, relative to business plans and objectives, and upper-quartile remuneration for superior performance.

Changes to the remuneration policy planned for 2006 include a departure from grade-based remuneration to job-based remuneration, and shifting the focus of guaranteed remuneration to reflect more closely the dynamics of the external market. Variable remuneration will encourage and reward superior performance and the long-term incentive schemes are intended to retain key employees.

Guaranteed remuneration increases

Annual increases in guaranteed remuneration are market-related, considering the rate of inflation, increases awarded by other major banks, as well as the group's remuneration position in the banking industry. To maintain appropriate remuneration competitiveness relative to the labour market remuneration is reviewed annually, and increases take effect on 1 April. Non-managerial employees form part of a bargaining unit, and annual increases granted depend on negotiations with the recognised trade unions. In April 2005 the non-managerial remuneration bill was increased by 6%, the managerial remuneration bill by 6% and the remuneration bill of executives by 5%.

Chief Executive Tom Boardman's remuneration was reviewed in February 2005 and adjusted by 7,5% to R3 225 000 with effect from 1 April 2005, commensurate with his performance and comparative remuneration information. This increase covered a period of 18 months, as no increases had been granted to him since his appointment to the position of Chief Executive in October 2003.

Chief Financial Officer Mike Brown's remuneration was adjusted by 11,43% to R1 950 000 with effect from 1 April 2005 to bring his remuneration in line with the external market. The total cost of increases and adjustments to the members of the Nedbank Group Executive Committee (Group Exco) was 5,5%, including the adjustment granted to the Chief Executive.

Remuneration

All employees in Nedbank Group are remunerated on a 'total cost to company' basis, which includes a basic salary, 13th cheque, allowances and contributions to benefit funds. From their guaranteed remuneration package, contributions are made to a medical aid scheme, a retirement fund, a disability fund and a group life insurance fund. A car allowance/company car contribution may be structured into the package. The amount stipulated under basic salary in the table opposite excludes the contributions to the retirement and disability funds, but includes the car allowance/company car and medical aid contributions.

Retirement scheme

The executive directors are members of the Nedbank Group Defined Contribution Retirement Fund and there are no defined benefit scheme liabilities. Contributions are made from the guaranteed remuneration package.

Performance bonuses

Short-term incentives (STIs) are intended to incentivise particular behaviours and obtain desired results. In Nedbank Group incentive schemes are structured to support group thinking by breaking down the 'silo' mentality and offering individual line-of-sight to employees. The committee has agreed a set of principles and all cluster incentive schemes are designed according to those principles.

The primary driver for the incentive pool is the achievement of the group's return on equity (ROE) target.

In 2005 the incentive pool for all support clusters, except Group Technology and Support Services (GTSS), was created from the achievement of Nedbank Group's ROE target, as the support clusters ultimately support the group's efforts. GTSS, as well as the three income-generating clusters (Retail, Corporate and Capital), was measured on a combination of group results and the clusters' ROE targets (headline earnings for GTSS).

The group, cluster and divisional pools are calculated independently of one another. Distribution of these pools is based on an individual's performance relative to the agreed deliverables in the performance management process.

Executive remuneration is benchmarked to the banking industry and bonuses are based on actual performance measured against agreed financial targets in clusters and non-financial targets that are aligned with the learning and development, client services and internal process objectives of a cluster. Distribution of the bonus pools is based on individual performance, external market benchmarks and total remuneration portfolios.

Executive Directors

Service contracts

Tom Boardman's employment is governed by a service contract with the group, the terms of which are considered by the committee to provide a proper balance of duties and securities between the respective parties. Tom Boardman's service contract runs with effect from 10 December 2003. His service contract stipulates a maximum notice period of six months under most circumstances. A service contract was agreed with the appointment of Mike Brown on 17 June 2004, and a notice period of six months is required under most circumstances. Lot Ndlovu's executive responsibilities ceased with effect from 30 April 2005. His consulting services were procured on a contractual basis, for a period of three years, with effect from 1 May 2005. An executive director is required to retire from the board at age 60.

Executive directors' remuneration

Remuneration for the years ended 31 December 2005 and 31 December 2004 was as follows:

Table 1
Year to 31 December 2005

Name	Basic salary** (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus (R000)	Termination package (R000)	Total remuneration (R000)	2005 on 2004 change in total (%)
MWT Brown	1 667	233	1 900	3 500		5 400	3
TA Boardman	2 947	222	3 169	5 500		8 669	(7)
ML Ndlovu*	513	91	604		1 296	1 900	(47)
Total	**5 127**	**546**	**5 673**	**9 000**	**1 296**	**15 969**	**(40)*****

* *ML Ndlovu's executive employment contract was terminated with effect from 30 April 2005. His termination package was calculated on the basis of service and leave accrual. ML Ndlovu subsequently entered into a consulting contract with Nedbank Group, effective 1 May 2005, for a period of three years, devoting 75% of his time, for an annual contract fee of R1 600 000.*

** *Basic salary includes contributions to the medical aid and car allowance/company car benefits structured into the package. No additional benefits are offered to executive directors.*

*** *Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

Table 2
Year to 31 December 2004

Name	Basic salary^ (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus (R000)	Special payment^^ (R000)	Material benefits^^^ (R000)	Termination package (R000)	Total remuneration (R000)	2004 on 2003 change in total (%)
MWT Brown	751	108	859	2 500	1 250	605		5 214	
TA Boardman	2 762	238	3 000	4 650		1 632		9 282	285
SG Morris*	674	128	802				1 327	2 129	14
IJ Botha*	760	92	852				1 254	2 106	6
DGS Muller**	608	116	724					724	(65)
ML Ndlovu	1 517	289	1 806	1 800				3 606	105
BJS Hore**	593	113	706					706	(64)
MM Katz***	2 403	458	2 861					2 861	15
Total	**10 068**	**1 542**	**11 610**	**8 950**	**1 250**	**2 237**	**2 581**	**26 628**	**22°**

* *SG Morris and IJ Botha left the organisation on early retirement on 31 May 2004 and their termination packages were calculated on the basis of service and leave accrual.*

** *DGS Muller and BJS Hore stepped down as board members on 6 May 2004, but remained as members of the Group Exco. Remuneration is reported on for the period in which they were executive directors.*

*** *MM Katz was an executive director of Edward Nathan & Friedland (ENF) until 7 December 2004, but amounts pertain to the period from 1 January to 31 October 2004, since ENF was no longer a subsidiary of Nedbank Group subsequent to this. He is currently still a non-executive director of Nedbank Group.*

\# *MWT Brown's guaranteed remuneration runs from the date of his appointment as Chief Financial Officer on 17 June 2004. 'Performance bonus' and 'Special payment' refer to the full bonus accrued in the financial year.*

^ *Basic salary includes contributions to the medical aid and car allowance/company car benefits structured into the package. No additional benefits are offered to executive directors.*

^^ *'Special payment' refers to a retention bonus of R1,25 million (pretaxation) awarded in January 2004 and paid on 20 December 2004.*

^^^ *'Material benefits' refers to relocation costs incurred following the appointments.*

° *Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

Performance bonus

The Chief Executive and Chief Financial Officer's performance bonuses are dependent on the achievement of the group's ROE target.

Tom Boardman and Mike Brown's performances are measured in terms of financial and non-financial objectives. The financial objectives included in their performance scorecards for 2005 specified improvements on ROE (post-IFRS), efficiency ratio and capital adequacy.

The non-financial targets included improvements in client services, internal processes and organisational learning. Objectives for client services included the improvement of Nedbank's image in the external market, fixing Nedbank Retail (in terms of stemming market share losses and increasing the amount of transactional accounts) and the successful unlocking of bancassurance opportunities. The focus under internal processes was creating an acceptable risk environment, the successful implementation of Basel II capital requirements and credible business plans for 2006 that are signed off by the board prior to the commencement of the new financial year. The organisational learning section included two equally weighted sections on staff morale and living the group's values, as well as the achievement of the Financial Sector Charter (FSC) targets agreed for 2005.

Severance arrangements for executive officers

The following formula will apply to calculating a severance package for executive directors and other executives in the event of their services being terminated: two weeks' guaranteed remuneration per completed year of defined operational service, with no maximum. In addition, the executive is entitled to a maximum notice period of six months, during which he or she may or may not be required to work.

The Nedbank Group has implemented a new retirement gratuity policy as part of the alignment of conditions of employment, and the previous policy will be phased out over a period of five years. Only employees aged 55 and over, or with more than 20 years' service at 1 April 2003, will continue to be eligible for this gratuity.

Executive talent management process

The Executive Succession Process was approved in July 2005. Each executive was assessed according to specific performance criteria. The process followed was in line with Old Mutual's succession-planning framework and discussions are ongoing. There is a specific focus on black management and accelerated development for black management.

Non-executive Directors' Remuneration

The terms of engagement of the non-executive directors (excluding the Chairman) cover a period of three years, as determined by the rotation requirements of the Nedbank Group Articles of Association. A non-executive director is required to retire at age 70. This retirement date may, with the consent of the board of directors, be extended for a limited period of time where this may be more practical.

Nedbank Group undertakes a full assessment of the effectiveness of the board and board committees, as well as an evaluation of the Chairman of the board. This takes place on an annual basis to elicit feedback from board members, ensuring constant refinement of the governance structure and responsibilities. The feedback from these evaluation processes contributes to the compilation of the Regulation 38(5) Report in terms of the Banks Act and addressing the state of corporate governance in the organisation.

Remuneration for the years ended 31 December 2005 and 31 December 2004 was as follows:

Name	Board fees (R000)	Committee fees (R000)	**2005 (R000)**	2004 (R000)
CJW Ball	110	464$	**574**	515
WAM Clewlow			**2 000**	1 505
RG Cottrell	110	245	**355**	360
BE Davison	110	110	**220**	185
N Dennis	110	80	**190**	171
MA Enus-Brey	41	30	**71**	
B de L Figaji	110	145	**255**	231
RM Head*	110	54	**164**	
MM Katz	117###	416@##	**533**	
RJ Khoza	41	43	**84**	
MJ Levett***				150
CF Liebenberg**				1 413
JB Magwaza	110	250	**360**	289
ME Mkwanazi	110	210	**320**	289
ML Ndlovu	73	210##	**1 750#**	
PF Nhleko	34		**34**	137
TH Nyasulu	8	6	**14**	272
JVF Roberts*	110	110	**220**	260
CML Savage	110	130	**240**	212
GT Serobe	41	30	**71**	
JH Sutcliffe*	110	90	**200**	200
Total	1 565	2 623	**7 655**	6 189

** Fees for Messrs Roberts, Sutcliffe and Head are paid to Old Mutual (South Africa) Limited.*

*** CF Liebenberg resigned on 6 May 2004.*

**** MJ Levett resigned on 31 December 2004.*

 # ML Ndlovu was paid fees with effect from May 2005. In addition, he received a consulting fee of R1 066 667, being two thirds of his annual contract fee of R1 600 000. ML Ndlovu also received a performance adjustment in the form of a once-off lump-sum payment of R400 000, as provided for in the consulting contract.

MM Katz and ML Ndlovu each received annual premiums of R100 000 for their duties as Vice-chairmen of both Nedbank Group and Nedbank Limited.

Includes back payments of R7 097 for the period 7 December 2004 to 31 December 2004.

$ Includes back payments of R4 083 for the period 11 November 2004 to 31 December 2004.

@Includes back payments of R20 968 for the period 7 December 2004 to 31 December 2004.

Remuneration received from subsidiaries for the year ended 31 December 2005 was as follows:

Name	Subsidiary	(R000)
CJW Ball	Imperial Bank	143
RG Cottrell	Imperial Bank	191
	Nedcor Collective Investments	18
Total		352

Remuneration for non-executive members for committee membership is as follows:

Committee	Annual fee
Nedbank Group	R70 000
Nedbank Limited	R40 000
Group Audit Committee	R80 000
Group Finance Oversight Committee	R30 000
Group Remuneration Committee	R50 000
Group Risk Committee	R50 000
Group Credit Committee	R65 000
Directors' Affairs Committee	R40 000
Strategic Innovation Management Committee	R30 000
Group Transformation and Sustainability Committee	R30 000

Chairmen of committees (other than the Chairman of the Directors' Affairs Committee who receives a set annual remuneration package) receive double the member fees.

The board approved increases in fees for two committees with effect from 1 January 2005, namely the Group Audit Committee and the Group Risk Committee, and also approved a fee payable with effect from 1 January 2005 to members of the newly formed Group Transformation and Sustainability Committee, the members having been appointed on 11 November 2004. No other increases were granted during 2005.

With effect from 1 January 2006, subject to approval at the annual general meeting to be held on 4 May 2006, the Nedbank Group Board fees increase to R75 000 and the Nedbank Limited Board fees increase to R60 000 per annum.

Board meeting attendance is indicated in the enterprise governance and compliance report on page 72.

SHARE INCENTIVES

Share option grants

Long-term incentive schemes are intended to provide a reward for key employees similar to the rewards that shareholders receive for good group performance. The schemes are also intended to motivate employees to remain with the organisation. The amount of the incentive is based on the most recent performance review, succession planning, scarcity of skills and the organisation's need for retaining the individuals in relation to the value of options allocated in the external market stated as a multiple of package and overall affordability.

The granting of share options (based on skills, merit and performance) is entirely at the discretion of the committee, within agreed criteria and acting on recommendations from executive management. Share options are granted twice a year to new employees and annually to existing employees on a date determined by the committee.

New share option scheme

A new scheme was introduced in May 2005. This scheme consists of two parts:

1 Vanilla share option scheme

Share options are issued to qualifying employees with or without performance conditions (as determined annually by the committee). The vanilla share option scheme offers awards to new employees (on-appointment allocations) and annually to existing employees (annual allocations).

On-appointment share option allocations are offered at the discretion of the committee to new employees and employees promoted to more senior positions who meet the criteria recommended by the Group Exco. On-appointment allocations take place twice a year, two trading days after the announcement of the interim and annual financial results (in August and February), subject to the Nedbank Group Insider Trading Policy. The committee will determine annually whether performance-based vesting conditions will apply. The vesting period for on-appointment allocations is three years (100%) from the



date of allocation. All options have to be exercised within two years from the date of vesting.

Annual allocations

Annual share option allocations apply to qualifying employees in terms of criteria recommended by the Group Exco and approved by the committee. Annual allocations take place once a year (typically in February), subject to the Nedbank Group Insider Trading Policy. The committee will determine annually whether performance-based vesting conditions will apply in respect of the allocation to qualifying employees. Where applicable, share options will vest only if the predetermined financial hurdle rate is reached. In the event of no performance targets applying, time-based vesting criteria will apply in respect of all options. All options allocated under this scheme will vest after three years (100%) from the date of allocation. All options have to be exercised within two years from the date of vesting.

Share option allocation price

For purposes of the share option scheme the allocation price is the weighted average (by volume) closing market price of an ordinary share in the company (as shown by the official trading price list published by the JSE) over the 20 most recent trading days on the JSE immediately preceding the allocation date.

2 Matched share scheme

The matched share scheme allows employees an opportunity of allocating up to 50% of their after-taxation bonuses, or Nedbank Group shares to the equivalent value, towards the acquisition of Nedbank Group shares. The incentive to do so is a matching of this investment to the equivalent value by the Nedbank Group (2005) Share Scheme Trust on a one-for-one basis. The trust's obligation to deliver or procure the delivery of the matched shares rests on two conditions, namely that:

- employees are still in the service of the group on the vesting date; and
- the group has met the agreed performance targets over a three-year period.

At 31 December 2005 there were 492 participants and 321 332 shares held in terms of the matched share scheme.

The financial target for shares acquired under the matched share scheme in 2005, is a ROE of 20% in 2007.

Previous share option scheme

Share option allocations were made under the previous share option scheme (Nedcor Group 1994 Employee Incentive Scheme) until April 2005. No further allocations will be made under this scheme, but previous allocations will run their normal course until the expiry date.



Share option allocation price

The share option allocation price was the ruling price at the close of trade of the Nedbank Group ordinary shares on the JSE on the trading day immediately preceding the date of grant. Since 2001 the vesting of annual share option allocations has been linked to the achievement of predetermined financial targets. On-appointment allocations were, however, linked to time-based vesting principles.

Performance-based vesting criteria

The performance-based vesting criteria effective from the 2001 annual allocations are as follows:

- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extraordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 4% per annum, 50% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extraordinary items) in the performance period (three to four years) is equal to the CPI, plus 5% per annum, 75% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extraordinary items) in the performance period (three to four years) is equal to the CPI, plus 6% per annum, 100% of any allocation will vest.

Of the options granted, 50% will vest after three years from the date of grant and the remaining after four years from the date of grant (subject to the achievement of performance targets, where applicable).

Status of the share schemes

At 31 December 2005 there were 2 620 participants and 22 043 974 Nedbank Group share options outstanding. Of these share options, 6 525 420 were issued with performance-based vesting criteria, 12 474 090 were time-based allocations and 3 044 464 were issued as a result of the rights issue grant linked to the underlying options during 2004.

Nedbank Employee Share Trust (1994)

This Employee Share Option Scheme is closed to new participants.

At 31 December 2005 there were 16 457 215 share options outstanding under this scheme, of which 6 525 420 were issued with performance-based vesting criteria, 6 887 331 were time-based allocations and 3 044 464 were issued as a result of the rights issue grant in 2004, which are linked to the same vesting criteria as the underlying share options.

2005 Nedbank Employee Share Trust

Share options were issued under the new scheme for the first time in June 2005. At 31 December 2005 5 586 759 share options were outstanding under this scheme. All options issued under this scheme at 31 December 2005 were time-based allocations.

Nedbank Eyethu Employee Schemes

Nedbank Group formally announced the Eyethu employee schemes on 19 April 2005. Shareholder approval was obtained on 22 July 2005, and the official grant date was 8 August 2005.

The objective of the schemes is the achievement of black economic empowerment and the distribution of ownership, in line with the FSC requirements and Nedbank Group's transformation strategy.

Employees who qualify for benefits are those who are permanently employed by Nedbank Group in South Africa, and were not under resignation on the grant date.

The Eyethu employee schemes are as follows:

- Eyethu Black Executive Trust;
- Eyethu Black Management Scheme;
- Eyethu Broad-based Scheme; and
- Eyethu Evergreen Trust.

Eyethu Black Executive Trust and Black Management Scheme

The rules of these two schemes are similar, but beneficiaries are identified through different processes. Allocations are made partly on a 'share grant' basis and partly on a 'share option' basis to employees who met the eligibility criteria on 15 July 2005.

A total of 17 black individuals in senior positions with groupwide impact, as identified by the Group Exco and approved by the committee, were the beneficiaries of shares and options under the Black Executive Trust.

Black permanent employees, earning in excess of the remuneration band for middle management (R278 482 per annum), as determined by the FSC, received options and shares under the Black Management Scheme. Allocations were based on a multiple of actual earnings.

The vesting criteria for these schemes are time-based as follows: 33% after four years from date of grant; 33% after five years from date of grant; and 34% after six years from date of grant. Share options have a lifespan of seven years from allocation date.

Eyethu Broad-based Scheme

This was allocated as a once-off share grant to permanent Nedbank Group employees who met the eligibility criteria on 15 July 2005. All permanently employed black and white employees earning less than the remuneration threshold for middle management, as defined by the FSC, who were not under resignation on the date of grant and who did not participate in any other long-term incentive scheme at the date of grant, qualified for participation. Shares vest immediately in the hands of the beneficiaries, but there is a trading restriction of five years on these shares, which will be held in trust for this period.

Eyethu Evergreen Trust

This has been created in addition to the Broad-based Scheme for permanent employees earning less than 50% of the lowest salary band, as determined by the FSC, with the objective of assisting in empowering black employees at the lower-level income bands by providing grants and/or benefits to qualifying employees. Of the dividends payable on shares held in the trust, 50% will be made available for distribution, as determined by the trustees. Qualifying employees will be able to apply to the trustees for benefits or cash awards towards the general upliftment of Nedbank Group employees and their families. Employees under this scheme also benefit from the Broad-based Scheme if they met the eligibility criteria on 15 July 2005.

Trustees were appointed for the four trusts in accordance with the trust deeds of the respective schemes.

At 31 December 2005 the numbers of allocated shares in the trusts were as follows:

Black Executive Trust – 168 000;

Black Management Scheme – 284 321;

Broad-based Scheme – 1 471 600; and

Evergreen Trust – no individual allocation, all shares held in the name of the trust.

Table 3

Name	Opening balance at Dec 2004			Options issued during 2005		
	Number of options	Date of grant	Strike price (R)	Number of options	Date of grant	Strike price
ML Ndlovu	80 000	01/06/1999	125,00			
	12 500[P]	31/03/2001	136,20			
	25 000[P]	15/04/2002	125,00			
	20 000[P]	01/04/2003	88,00			
	23 958	10/05/2004	45,00			
				100 000[P]	25/04/2005	73,00
	161 458			100 000		
TA Boardman	126 200	02/07/2002	123,60			
	20 000[P]	01/04/2003	88,00			
	60 918	10/05/2004	60,00			
	250 000[P]	11/05/2004	60,01			
				100 000	30/06/2005	76,79
	457 118			100 000		
MWT Brown	72 800	02/07/2002	123,60			
	18 000[P]	01/04/2003	88,00			
	20 000[P]	11/05/2004	60,01			
	80 000[P]	10/08/2004	55,75			
	37 834	10/05/2004	45,00			
				20 000	30/06/2005	76,79
	228 634			20 000		
RCM Laubscher* Retired 31-12-2003	110 000	01/06/1999	125,00			
	43 000	06/11/2001	131,00			
	40 600	15/04/2002	125,00			
	22 500	11/06/2003	94,00			
	90 041	10/05/2004	45,00			
	306 141					

In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme all optionholders (whether still employed by the group or not) were entitled to receive an additional award of options following Nedbank Group's rights issue in May 2004 to compensate for the dilutive effect of that issue on preexisting options.

Share options issued before May 2005 were issued in terms of the Nedcor Group (1994) Employee Incentive Scheme, with 50% vesting after three years from date of grant and the remaining 50% after four years from date of grant.

Share options issued after May 2005 were issued in terms of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme, and 100% vest after three years from the date of grant.

** Disclosed in line with Old Mutual plc requirements in respect of share allocations/rights issue allocations to past directors.*

Further details of share options granted to employees are included on pages 243 to 244 of the annual financial statements.

[P] *Share options issued with performance-based vesting criteria. The rights issue options linked to these share options also have performance-based vesting criteria.*

Exercised during 2005			Gain on	Closing balance at Dec 2005				
Number of options	Date of grant	Strike price (R)	Share options exercised	Number of options	Date of grant	Strike price	Vested	Expiry date
80 000	01/06/1999	125,00	Expired					
12 500[P]	31/03/2001	136,20	Lapsed					
12 500[P]	15/04/2002	125,00	Lapsed	12 500	15/04/2002	125,00		15/04/2008
				20 000	01/04/2003	88,00		01/04/2009
5 208[P]	10/05/2004	45,00	Lapsed	13 542	10/05/2004	45,00		As above
5 208[P]	10/05/2004	45,00	Lapsed					15/04/2008
				100 000	25/04/2005	73,00		25/04/2011
115 416				146 042			-	
				126 200	02/07/2002	123,60	63 100	02/07/2008
				20 000[P]	01/04/2003	88,00		01/04/2009
				60 918	10/05/2004	60,00	26 292	As above
				250 000[P]	11/05/2004	60,01		11/05/2010
				100 000	30/06/2005	76,79		30/06/2010
				557 118			89 392	
				72 800	02/07/2002	123,60	36 400	02/07/2008
				18 000[P]	01/04/2003	88,00		01/04/2009
				20 000[P]	11/05/2004	60,01		11/05/2010
				80 000[P]	10/08/2004	55,75		10/08/2010
				37 834	10/05/2004	45,00	15 167	As above
				20 000	30/06/2005	76,79		30/06/2010
				248 634			51 567	
110 000	01/06/1999	125,00	Expired					
43 000	06/11/2001	131,00	Expired					
40 600	15/04/2002	125,00	Expired					
22 500	11/06/2003	94,00	Expired					
45 833	10/05/2004	45,00	1 421 518,09					
44 208	10/05/2004	45,00	1 301 692,04					
306 141			2 723 210,13					

Table 4

Shares purchased during 2005 under the matched share scheme

Name	Number of shares	Date of inception	Strike price
TA Boardman	15 098	25 May 2005	76,50
MWT Brown	9 803	25 May 2005	76,50



Risk management report

Overview

Nedbank Group has undergone a paradigm shift in its risk and capital management over the last two years. During 2005 the group took a quantum leap forward, with its Basel II programme being the main catalyst. Further details are contained in the Basel II update included in the capital management and Basel II report on page128.

'Worldclass at managing risk' is one of the group's aspirations, coinciding not only with the completion of the group's three-year recovery process in 2007, but also with the implementation of Basel II in South Africa.

To be worldclass at managing risk in Nedbank Group means:

Understanding, measuring and managing risk is central to everything we do. We have engrained risk management in our business. We understand that banking is about managing risk, not avoiding it. Our risk management methodologies are worldclass.

Nedbank Group's approach to risk now embraces risk management as a core competency that allows us to optimise risk-taking, is objective and transparent and ensures that the business prices for risk appropriately, linking risk to return.

When Nedbank Group introduced its Enterprise-wide Risk Management Framework (ERMF), it set three broad risk management objectives:

- protect against unforeseen losses;
- ensure earnings stability; and
- maximise earnings potential and opportunities leading to shareholder value creation.

In this report we seek to demonstrate that meeting these objectives and becoming worldclass at managing risk is well on track.

The key achievements in this regard for 2005 include:

- significant progress in the group's Basel II programme and implementation of many components;
- embedding and refining the ERMF;
- finalisation and implementation, on a shadow-reporting basis, of economic capital, risk appetite (primarily based on earnings volatility) and risk-adjusted performance measurement (RAPM) methodologies;
- integration of risk and capital management into strategy by including risk-based management actions, which are a strategic and tactical response to Basel II, and economic capital and risk-adjusted return on capital (RAROC) targets in the group's 2006 to 2008 business plan;
- substantial completion of the programme to derisk the balance sheet of its non-core assets and the elimination of material foreign currency translation risk, which plagued the group in prior years;
- appointment of a new Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Risk Officer (CRO) at Imperial Bank, further strengthening its risk management framework and commencing its Basel II project, leveraging off the significant efforts of the Nedbank Group;
- further strengthening governance, compliance and reputational risk management practices across the group, including considerable efforts to attain Financial Intelligence Centre Act (FICA) and Financial Advisory and Intermediary Services Act (FAIS) compliance (refer to the enterprise governance and compliance report);
- commencement of the rollout of similar risk processes and governance structures throughout the group's smaller subsidiaries, including those outside South Africa;
- further enhancements in asset and liability management (ALM) and the group's Asset and Liability Committee (ALCO) process; and
- significant enhancement in the quality of risk management reporting, at group, business unit and subsidiary levels.

Our key focus areas in 2006 include:

- substantially completing our Basel II implementation, particularly the related IT systems implementation, and fully operationalising and embedding most of the new risk measurement and management capabilities, processes and practices;
- refining, and embedding in the group, our new *economic capital, risk appetite and RAPM* methodologies and, with ongoing data refinement, extending development and application of this new management science into fully fledged risk-based pricing and client value management (or value-based management);
- completing the implementation of risk management frameworks (and Basel II), aligned with the group's ERMF, in *Imperial Bank, all African subsidiaries and* the operations in the UK;
- enhancing market risk management to support the group's strategy to grow its trading operations over the next three years (currently market trading risk consumes only 3% of the group's total economic capital requirements); and
- maintaining the strong risk management culture, governance and environment that have been built up over the past two years.

Economic capital

Economic capital provides a consistent quantification and comparison of risk across business units and risk types. This also enables a focus on both downside risk (risk protection) and upside potential (earnings). It highlights where the group should grow and diversify or where it needs restructuring in its credit and market risk businesses.

Nedbank Group's Economic Capital Framework now enables various new capabilities and management science at various levels of the organisation.


New capabilities enabled by Nedbank Group's Economic Capital Framework
Group
– RAPM and efficient allocation of capital across the group
– Group risk appetite setting
– Economic capital adequacy (assessment of internal capital adequacy requirement on a true economic basis and for Basel II Pillar 2)
– Effective reporting and communication on risk
Business units
– Risk/return appraisal of different business units
– Capital allocation budgeting and strategic planning
– Economic profit/RAROC target setting
– Risk-based strategic planning
Credit portfolio
– Concentration risk measurement and management
– Risk portfolio optimisation
– Credit limit setting
– Group diversification benefits in pricing
Individual transactions
– Pricing of individual loans based on true economic risk
– Client value management
– Determination of economic return on individual products
– Prioritisation of products for use of client limits

Nedbank Group, in line with leading international banks, calculates economic capital against four major risk categories and allows for diversification benefits to arrive at the final economic capital requirement of the group. This is compared with available financial resources and used as the basis for capital allocation through the adoption of economic profit as a key financial performance indicator.

Nedbank Group's economic capital model is illustrated below.


Nedbank Group's economic capital model
CREDIT RISK
(including concentration risk)
Basel II-adapted AIRB credit methodology and sophisticated credit portfolio modelling taking correlations and concentrations into account
MARKET RISK
ALM risk
Trading risk
Investment risk
Property risk
OPERATIONAL RISK
Adapted Basel II standardised approach
Together comprise 'OPERATING RISKS'
BUSINESS RISK
Earnings-at-risk methodology
TOTAL ECONOMIC CAPITAL
(before diversification benefits)
DIVERSIFICATION BENEFITS
(intra- and interrisk diversification)
ECONOMIC CAPITAL REQUIREMENT
(includes 10% cyclicality buffer and 5% comfort buffer)
AVAILABLE FINANCIAL RESOURCES (AFR)
Measurement period/time horizon: one year
Confidence interval (solvency standard): 99,9% (A-)

Nedbank Group's ERMF concerns the definition of its risk universe and a comprehensive risk governance framework to manage that universe, rather than a consistent and tightly defined risk quantitative framework, which is what our Economic Capital Framework now additionally provides us.

Managing risk is, however, not all about capital. Capital is critical, but only one component in the management and supervision of a bank. Not all risks can or should be quantified and management controls, governance and risk management are as important as the right amount of capital a bank holds. Liquidity risk provides a case in point.

There are a few risks for which Nedbank Group does not believe it is appropriate to capitalise, the key ones being:

- reputational risk, which is managed via controls and processes and not via capital allocation – by its nature this risk is difficult to quantify and almost impossible to capitalise; and
- liquidity risk, which is also difficult to quantify and at a 99,9% or similar confidence level totally impractical to hold capital for – liquidity risk is best managed by a rigorous control framework and ALCO process.

Strategic risk is captured within our economic capital allocation for business risk.

Nedbank Group's economic capital allocation by risk type at 31 December 2005



Economic capital by risk type

- CREDIT RISK **70%**
- MARKET (TRADING) RISK **3%**
- INTEREST RATE (ALM) RISK **1%**
- PROPERTY RISK **4%**
- INVESTMENT RISK **8%**
- OPERATING RISK (includes business risk and operational risk) **14%**



Risk appetite

Risk appetite is an articulation of the risk capacity or quantum of risk the Nedbank Group is willing to accept in pursuit of its strategy.

Risk appetite can be expressed in terms of quantitative risk measures such as earnings-at-risk (earnings volatility), economic capital and risk limits, and qualitatively in terms of policies or controls meant to limit risks that may or may not be quantifiable.

Nedbank Group's risk appetite is defined within five categories:

- group-level risk appetite metrics;
- specific risk type limit setting;
- stakeholder targets (eg target debt rating and dividend policy);
- policies and controls; and
- zero-tolerance statements.

The group-level risk appetite metrics quantify the current risk profile of the group and the targets agreed by the board of directors. These targets have been built into the group's three-year strategic planning process and are to be achieved by the end of 2007 (which is in line with the group's three-year recovery programme and the implementation of Basel II in South Africa).

Nedbank Group's group-level risk appetite metrics

Group metrics	Definition	Measurement methodology
Earnings-at-risk (EAR)	Pretaxation economic earnings potentially lost over a one-year period	Measured as a one-in-ten-year event (ie 90% confidence level)
Chance of regulatory insolvency	Event in which losses would result in Nedbank Group being undercapitalised relative to minimum regulatory capital ratios (both Tier 1 and total capital ratios)	Utilises earnings-at-risk and compares with the capital buffer above the regulatory minimum Communicated as a one-in-x-year chance of regulatory insolvency
Chance of experiencing a loss	Event in which Nedbank Group experiences an annual loss (on an economic basis)	Utilises earnings-at-risk by comparing with expected profit over the coming year
Economic capital adequacy/Implied debt rating	Nedbank Group should be adequately capitalised on an economic basis in respect of its current target debt rating	Measured by comparing the available capital with the economic capital requirement

The quantitative group measures outlined above are used to set the group risk appetite and report risk exposure at the group and business cluster level. However, the allocation of limits, below the cluster level, to business units within each cluster is primarily driven using economic capital.


Risk appetite and economic capital limit setting and allocation process
GROUP RISK APPETITE AND COMMUNICATION
ALLOCATION AND TARGET SETTING
CONSTRAINTS AND OTHER TARGETS
Group risk appetite
Earnings-at-risk
Group
ROE (20% in 2007)
Old Mutual plc
Economic capital
Basel I capital
Basel II capital
Economic profit
Growth
Nedbank Corporate
Nedbank Capital
Nedbank Retail
Imperial Bank
Economic capital
Nedbank Corporate
Nedbank Capital
Nedbank Retail
Group ALM
Economic capital
Business unit
Business unit
Business unit
Business unit
Business unit
Economic capital
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Asset class/ product/ transaction level
Earnings-at-risk (EAR) is a tangible measure for setting the group risk appetite and communicating the risk profile from the top down.
EAR will be reported on at the business cluster level, but is not as well-suited for quantifying and setting detailed management actions (ie not sufficiently granular or linked directly to RAPM).
Economic capital is measured at a more granular level and is consistent with RAPM – therefore it is used for granular allocation and target setting.
For some businesses economic capital is translated into alternate risk measures or limits, eg trading VaR and credit exposures.
Businesses can determine economic capital down to client/transaction level as part of their client value management and risk-based pricing.
Statutory earnings, growth targets and other constraints also feed into the overall risk/return target-setting process that is integrated into the group's three-year business plans.

A new risk dashboard has been introduced to provide a holistic overview of the group's risk profile and to enable the board to monitor the alignment of this risk profile with its chosen risk appetite, as well as to lend support for other key decisions.

An integral part of the risk appetite framework is the continuous analysis and presentation of risk-relevant information to decisionmakers throughout the organisation. Stress and scenario testing form an important part of this. While this is currently being done to some extent, the Nedbank Group has not yet implemented a comprehensive macroeconomic stress-testing/scenario analysis framework. This will be completed in 2006.

Enterprise-wide Risk Management

Enterprise-wide risk management (ERM) is about effectively and holistically integrating and embedding sound risk management across an organisation's risk universe and different businesses. It is the basis of the Nedbank Group's aspiration to be worldclass at managing risk.

In addition to the board-approved ERMF, which currently comprises a comprehensive risk governance framework, the following further development was identified two years ago to attain the comprehensive implementation of ERM in the Nedbank Group:

- common risk language and culture; ✓
- consistent risk measurement methodology (via economic capital implementation); ✓
- comprehensive credit portfolio risk measurement and analysis; ✓
- proper, scientifically based risk appetite framework; ✓
- integrated risk management and risk reporting system and data management; and WIP
- compliance with pending new Basel II regulations. WIP

✓ = now accomplished
WIP = substantial progress made and approximately 12 months away from finality

The implementation of a risk identification and assessment methodology and software program to identify, classify, assess and monitor risks at strategic, business and process levels was also completed across the group.

Summary of Nedbank Group's

RISK UNIVERSE

ACCOUNTING AND TAXATION RISKS | ENTERPRISE-WIDE RISK | OPERATIONAL RISK | INVESTMENT RISK | INSURANCE AND ASSURANCE RISKS | NEW BUSINESS RISK

KEY FEATURES

The board of directors is ultimately responsible for all risks in the group.

The board is assisted by eight board committees.

The Group Audit, Risk and Directors' Affairs Committees and Group Exco are the non-executive and executive directors' forums respectively responsible for ensuring that an enterprise-wide risk management philosophy and process is implemented and maintained across Nedbank Group.

The Group Exco is also assisted by seven subcommittees.

BOARD OF

BOARD SUBCOMMITTEES

GROUP FINANCE OVERSIGHT COMMITTEE | GROUP AUDIT COMMITTEE | GROUP RISK COMMITTEE

GROUP EXECUTIVE COMMITTEE

GROUP EXCO SUBCOMMITTEES

OPERATIONAL COMMITTEE: TAXATION COMMITTEE | BASEL II STEERING COMMITTEE

ALCO AND EXECUTIVE RISK COMMITTEE | OPERATIONAL COMMITTEE | BUSINESS RISK MANAGEMENT COMMITTEE

BUSINESS CLUSTERS' RISK GOVERNANCE

BUSINESS CLUSTERS

Cluster and Divisional Business Unit Excos, Divisional Credit specialist committees, with representation from the relevant independent

INDEPENDENT GROUP RISK,

INDEPENDENT GROUP POLICY, FINANCIAL PERFORMANCE, RISK MONITORING AND ASSURANCE FUNCTIONS

CHAMPIONING OF BASEL II, ENTERPRISE WIDE RISK MANAGEMENT AND WORLDCLASS AT MANAGING RISK ACROSS NEDBANK GROUP

GROUP RISK DIVISION

GROUP CHIEF RISK OFFICER
Philip Wessels

GROUP RISK SERVICES – Nick Jacobs
GROUP LEGAL – Willem Krüger
ENTERPRISE-WIDE RISK MANAGEMENT FRAMEWORK – Sheralee Morland
GROUP OPERATIONAL RISK MONITORING – Conrad Theron
GROUP CREDIT RISK MONITORING – Irena Willman
GROUP MARKET AND TRADING RISK CONTROL – Anny Pachyannis-Aiman
BASEL II – Trevor Adams

Enterprise-wide Risk Management Framework

The group's Enterprise-wise Risk Management Framework (ERMF) encapsulates in its design three lines of defence:

- focused and informed involvement by the board and Group Exco, and accountability and responsibility of business management, all supported by appropriate internal control, risk management and governance structures;
- independent risk monitoring at group level by the various group risk and group finance functions; and
- independent assurance provided by internal and external audit.

This comprehensive risk governance framework, now embedded in the Nedbank Group's South African operations, is supplemented by individual subframeworks including, but not limited to, credit risk, market risk, liquidity risk and operational risk, all approved by the board of directors. This will be fully extended, as appropriate, into Imperial Bank, the African subsidiaries and the UK operations in 2006.

The Group Risk Division is independent of the operational business units. The Group Chief Risk Officer, who reports to the Chief Executive, provides strategic risk management leadership, key support to the various risk committees and works closely with the business units.

A summary of Nedbank Group's ERMF, including its risk universe and risk governance structures, is provided below. There are seventeen key risks (refer to the Glossary for definitions) that are addressed by the board with the assistance of its eight subcommittees (comprising non-executive directors only), seven Group Executive subcommittees and other appropriate specialist committees in the business clusters.

Enterprise-wide Risk Management Framework

LIQUIDITY RISK | CAPITAL RISK | MARKET RISKS | INFORMATION TECHNOLOGY RISKS | CREDIT RISK | COMPLIANCE RISK | STRATEGIC RISK | REPUTATIONAL RISK | SOCIAL AND ENVIRONMENTAL RISKS | PEOPLE RISK

The Group Chief Risk Officer reports to the Chief Executive, who has ultimate, individual accountability for risk.
The Group Risk Division is independent of the operational business units.
Strong emphasis in the ERMF is placed on individual accountability and not placing undue reliance in this regard on committees.
Primary responsibility and accountability for the risks originating in the businesses are clearly assigned to the respective business cluster executives.
Risk management frameworks and risk officers are in place across all the businesses and GTSS.

DIRECTORS

GROUP STRATEGIC INNOVATION MANAGEMENT COMMITTEE (SIMCO) | GROUP CREDIT COMMITTEE | DIRECTORS' AFFAIRS COMMITTEE | GROUP TRANSFORMATION AND SUSTAINABILITY COMMITTEE | REMUNERATION COMMITTEE (REMCO)

(GROUP EXCO)

ALCO AND EXECUTIVE RISK COMMITTEE (BASEL II STEERING COMMITTEE) | EXECUTIVE STRATEGIC INNOVATION MANAGEMENT COMMITTEE | OPERATIONAL COMMITTEE | BUSINESS RISK MANAGEMENT COMMITTEE | OPERATIONAL COMMITTEE | EXECUTIVE TRANSFORMATION AND HUMAN RESOURCES COMMITTEE

(NEDBANK CORPORATE, NEDBANK CAPITAL AND NEDBANK RETAIL) AND GTSS

Committees, Operational Risk Committees and other appropriate group functions, are in place across all the businesses and GTSS.

FINANCE AND ASSURANCE FUNCTIONS

GROUP FINANCE DIVISION
GROUP CHIEF FINANCIAL OFFICER
Mike Brown

GROUP INTERNAL AUDIT
CHIEF INTERNAL AUDITOR
Terry Lamont-Smith

GROUP ENTERPRISE GOVERNANCE AND COMPLIANCE
CHIEF GOVERNANCE AND COMPLIANCE OFFICER
Selby Baqwa

CAPITAL MANAGEMENT	GROUP ALM	GROUP TAX	FINANCIAL AND MANAGEMENT ACCOUNTING	REGULATORY AND RAPM	STRATEGIC PLANNING	SARB RELATIONS AND SUPPORT	INVESTOR RELATIONS
Trevor Adams	Mike Davis	Dave Hammond	Darryl McMullen	David Crewe-Brown	Luigi Blanco	Ian Fuller	Don Bowden



Credit Risk

Credit risk, which arises from lending activities that form the group's core business, is by far the most significant risk type and accounts for approximately 70% of the group's new economic capital requirements.

Credit risk management

Credit risk is managed in terms of the board-approved Group Credit Risk Management Framework (GCRF), which encompasses comprehensive credit policy, mandate (limits) and governance structures. It is a key component of the group's overall ERMF, and the new Economic Capital and Risk Appetite Frameworks discussed earlier.

Divisional credit committees (DCCs), with chairmen independent of the business units, operate for all major business units across the group. The DCCs are responsible for approving and recommending credit and credit policy, as well as reviewing credit portfolios and impairments.

An independent Group Credit Risk Monitoring (GCRM) Unit is part of Group Risk, which champions the ongoing enhancement of credit risk management across the group and the GCRF, monitors credit portfolios and reports to executive management, the DCCs and ultimately the board's Group Credit Committee on a regular basis.

The Group Credit Ratings function, established and developed within the Basel II Office over the past two years, has now been moved to its operational position within the GCRM Unit in Group Risk and renamed the Central Model Validation Unit (CMVU). This function is overall responsible for the new Basel II advanced internal ratings-based (AIRB) methodology being implemented across the group and the related independent validation requirements.

In each of the three business clusters credit risk management functions operate independently of credit origination, reporting into the cluster head of risk, who in turn reports to the cluster managing director. In line with the new Basel II AIRB methodology being implemented 'centres of excellence' in the form of cluster credit risk labs have all been established. These labs are responsible for the ongoing design, implementation, validation and performance of their business cluster's internal rating systems, with input and oversight by the CMVU.

To manage and optimise the group's credit portfolios and credit concentration risk competently, a Group Credit Portfolio Management Unit was established in the Basel II Office in 2004, including the building of a sophisticated and tailored credit portfolio model, using KMV software.

This unit is now housed in the new Group Capital Management Division, as it provides credit economic capital (or credit value-at-risk) and other key inputs (eg financial risk aggregation and analysis) to capital management (refer to the Capital Management report). It also has an indirect reporting line into the GCRM and is assisting with the establishment of sophisticated credit portfolio management within the three business cluster credit risk labs discussed above.

The Credit Portfolio Model covers all the business units in the group, both retail and wholesale, as well as domestic and international. It is a critical component in performing worldclass credit risk and economic capital management, and RAPM.

Credit risk methodology and measurement

In line with Nedbank Group's aspiration to be worldclass at managing risk, Basel II's AIRB credit methodology is being implemented for all material credit portfolios. This is the culmination of two-and-a-half years of intense work.

Under this methodology credit risk is essentially measured by two key components:

- expected loss (EL), which is the estimated annual average level of credit losses through a full credit cycle; and
- unexpected loss (UL), which is the annual volatility of expected losses for credit.

Analytically, EL and UL are defined as the average, and the standard deviation from this, of the distribution of potential losses inherent in the bank's credit portfolio.

Credit risk economic capital (or credit value-at-risk) is calculated using credit portfolio modelling, based on the volatility of expected losses. These estimated losses are given by the key credit risk parameters (probability of default (PD), exposure at default (EAD), loss given default (LGD) and maturity (M), as set out below). The credit risk economic capital is then derived by taking portfolio concentrations and diversifications into account.


PROBABILITY OF DEFAULT (PD)
• Quantifies the likelihood of the borrower being unable to repay
• Rating models have been developed to estimate PD for many segments across Nedbank
• Depends on borrower credit quality
EXPOSURE AT DEFAULT (EAD)
• Quantifies the exposure at risk in case of default
• Borrowers with some utilised limit are likely to draw down part of that limit before they default
• Calculation depends on product type
LOSS GIVEN DEFAULT (LGD)
• Severity of loss
• Estimates the amount of the exposure at default that will be lost (ie not recovered)
• Also includes other economic costs, eg legal costs
• Generally depends on the collateral and product type
MATURITY (M)
• Effective maturity
From credit portfolio model
Portfolio correlations (concentration risk and diversification benefits)
Expected loss
Portfolio unexpected loss
Confidence level (multiplier effect)
Credit value-at-risk (CVaR) or credit economic capital requirement (at a desired confidence level)
Depends on desired level of confidence or target debt rating (eg Basel II is calibrated to a A- rating or 99,9% confidence level) – the higher the desired confidence level/debt rating, the higher, for the same risk profile, the capital requirements.
Key factors affecting credit risk and economic capital requirements
PD
Credit rating
EAD
Current exposure
Unutilised limits
LGD
Collateral value [loan-to-value ratio (LTV)]
Collateral quality
Collections (recovery rates)
Concen-tration
Client concentration
Sector concentration

Credit risk ratings ultimately culminate in our internal Nedbank Group 25-point master rating scale that is mapped to default probabilities and external rating agency rating scales. We extended this master scale capability during the year to provide and report on transaction ratings based on EL instead of only for PD. These are illustrated in the credit portfolio distributions provided further on.

All this methodology is captured within the group's newly approved Advanced Internal Ratings-based (AIRB) Methodology Framework document and is being used by the businesses in its day-to-day credit decisionmaking and strategy.

Credit risk portfolio review

The Nedbank Group's credit risk universe is summarised below:

Cluster	Division or subsidiary	Book size		Lending activities
		Rm	%	
NEDBANK CORPORATE	CORPORATE BANKING	29 702	12	Specialised services and delivery mechanisms for large domestic and international corporate clients
	BUSINESS BANKING	35 428	14	This market covers businesses with turnovers from R5 million to R400 million
	PROPERTY FINANCE	33 091	13	The target market is commercial and industrial property finance and residential development finance in the middle corporate banking market
	AFRICA	4 132	2	African subsidiaries provide general banking facilities to the retail and business markets in which they operate
NEDBANK CAPITAL	TREASURY (including sovereign and financial institutions)	22 880	9	Exposures predominantly to financial institutions generated through proprietary trading and money market activities
	CAPITAL	20 721	8	Predominantly structured and project financing currently in 12 countries and to 180 separate counterparties
NEDBANK RETAIL	Major monolines: – Home loans – Credit cards – Personal loans – Asset-based finance	82 595	33	A range of banking services that include mortgage finance, asset-based finance, credit cards, current accounts and personal lending to individuals and employees
CE's OFFICE	Mergers and Acquisitions (M&A)	164	1	The M&A Steering Committee ensures oversight and control of corporate actions taken by the group (excluding private equity and property finance handled in the business clusters)
MAJOR SUBSIDIARY	IMPERIAL BANK LIMITED	19 695	8	Property and asset finance to small and medium corporate and medical profession market including dealer-based motor vehicle finance
TOTAL		248 408	100	

The following table summarises the group's credit portfolio quality and level of impairments at year-end (further detail can be found in note 20 to the annual financial statements):

	2005		2004	
Analysis of asset growth, quality and impairments	Rm	% of TA	Rm	% of TA
Total advances (i)	248 408		221 008	
% Growth in advances (year-on-year)	12,40		1,66	
Non-performing loans	4 303	1,7	7 490	3,4
Non-performing advances (ii)	3 994	1,6	6 729	3,0
Properties in possession	309	0,1	761	0,3
Impaired advances (iii)	6 636	2,7	9 230	4,2
Total impairment	5 214	2,1	6 684	3,0
– Specific impairment	4 418	1,8	6 035	2,7
– Portfolio impairment	796	0,3	649	0,3
Impairment of advances charge to Income Statement	1 189	0,5	1 218	0,6

Notes:

(i) Total advances (TA) are given net of impairments on an International Financial Reporting Standards (IFRS) basis.

(ii) Non-performing advances (NPAs) include advances in the 'doubtful' and 'loss' categories, as per the bank's current Credit Risk Classification System. This basis will be superseded by the bank's new Basel II AIRB credit methodology.

(iii) Impaired advances include advances in the 'substandard', 'doubtful' and 'loss' categories, also as per the bank's current Credit Risk Classification System that will be superseded, as indicated in note (ii) above.

The continuing favourable credit environment and a significant improvement in credit portfolio quality due to restructured credit risk management processes, new credit policies and Basel II AIRB credit implementation over the past two years are reflected in much lower levels of non-performing loans and impairments. These are further reflected in the reduction of properties in possession to only 0,1% of total advances.

Private credit extension continues to rise, driven mainly by mortgages. The slowing of the credit cycle, frequently commented on, is still not evident. However, we are very mindful of the fact that bad loans are usually made in good times and so, despite considerable efforts at arresting our retail market share losses, this will not occur at the expense of our ongoing drive for quality credit, especially with the advent of risk-based capital requirements (notably Basel II) and the resultant impact of a downturn in the economy when this inevitably occurs.

Nedbank Group has adopted a dual master rating scale for the measurement of credit risk. The first rating measures borrower risk only (ie PD), while the second measures transaction risk (ie EL, incorporating PD, EAD, LGD and M). This allows the bank to consider the risk-mitigating effects of collateral and the structuring of facilities.

Nedbank Group is currently able to rate more than 90% of its exposures applying Basel II's AIRB credit methodology, and to date approximately 85% of all advances have been rerated under this new methodology.

Nedbank's master PD rating scale

Rating category	Rating class	PD (bp)	PB band (bp) Lower bound	Upper bound	Corresponding Standard and Poor's grade
Performing	NGR00	0		0	
	NGR01	1	0	1,2	AAA
	NGR02	1,4	1,2	1,7	AA+
	NGR03	2	1,7	2,4	AA
	NGR04	2,8	2,4	3,4	AA-
	NGR05	4	3,4	4,8	A+
	NGR06	5,7	4,8	6,7	A+ to A
	NGR07	8	6,7	9,5	A to A-
	NGR08	11,3	9,5	13,5	A- to BBB+
	NGR09	16	13,5	19	BBB+
	NGR10	22,6	19	26,9	BBB+ to BBB
	NGR11	32	26,9	38,1	BBB to BBB-
	NGR12	45,3	38,1	53,8	BBB-
	NGR13	64	53,8	76,1	BBB- to BB+
	NGR14	90,5	76,1	107,6	BB+ to BB
	NGR15	128	107,6	152,2	BB
	NGR16	181	152,2	215,3	BB to BB-
	NGR17	256	215,3	304,4	BB- to B+
	NGR18	362	304,4	430,5	B+
	NGR19	512	430,5	608,9	B+ to B
	NGR20	724,1	608,9	861,1	B to B-
Watchlist	NGR21	1 024	861,1	1 218	B to B-
	NGR22	1 448	1 218	1 722	B- to CCC
	NGR23	2 048	1 722	2 436	CCC
	NGR24	2 896	2 436	3 444	CCC to C
	NGR25	4 096	3 444	---	CCC to C
Non-performing	NP1				D
	NP2				D
	NP3				D

The benefits of this scale include being able to rate all borrowers across the bank's portfolio on a single scale, thereby allowing easy comparison of credit risk across borrowers and portfolios. The scale is also, as indicated, mapped to the rating scales of external agencies, although a direct comparison is not always possible given the increased granularity adopted by Nedbank Group, which is appropriate for a riskier emerging-market environment.

The distribution of rated borrowers across the rating scale is depicted in the following graph:

Distribution across PD rating buckets (%)



NGR distribution (per EAD)


Retail
Wholesale
% of total portfolio
35%
30%
25%
20%
15%
10%
5%
0%
NGR00
NGR01
NGR02
NGR03
NGR04
NGR05
NGR06
NGR07
NGR08
NGR09
NGR10
NGR11
NGR12
NGR13
NGR14
NGR15
NGR16
NGR17
NGR18
NGR19
NGR20
NGR21
NGR22
NGR23
NGR24
NGR25

The graph in respect of wholesale exposures reflects two peaks that, toward the left, reflects corporate banking exposures and, toward the right, business banking exposures. The business banking exposures are largely to SMEs, which typically bear higher levels of risk.

In respect of retail the graph reflects a single rating band, ie NGR18, which comprises over 30% of all retail exposures. This largely consists of the bank's home loan portfolio, which represents a significant portion of the bank's total retail exposures.

The graph further reflects that, as is to be expected, corporate borrowers typically have lower default risks than retail consumers. Default rates are also higher than those experienced in developed markets, although this is compensated for by higher collateral levels than are typical of developed markets, as reflected in the transaction ratings that follow.

Individual transactions are rated on the following scale, which allows for the recognition of collateral and other risk mitigants.

Nedbank's master transaction (EL) rating scale

EL as a % of EAD

Rating class	Lower bound	Upper bound
NTR01	0,00%	0,05%
NTR02	0,05%	0,10%
NTR03	0,10%	0,20%
NTR04	0,20%	0,40%
NTR05	0,40%	0,80%
NTR06	0,80%	1,60%
NTR07	1,60%	3,20%
NTR08	3,20%	6,40%
NTR09	6,40%	12,80%
NTR10	12,80%	100%

This scale has deliberately been kept simple, yet allowing the bank to measure the complete credit risk in individual transactions and portfolios. The increased granularity that would be achieved by way of a 25-point scale (as used for PDs) would add little value in respect of this risk measure. The scale measures EL as a percentage of EAD rather than of current exposure, as a significant portion of the risk measured by Basel II relates to that in respect of unutilised facilities, which risk is captured by applying EAD estimates.

Transactions rated as NTR07 or better represent low or acceptable risk, while those rated NTR08 or worse represent higher levels of risk.

The distribution of rated transactions across the rating scale is depicted in the graph below.

This graph indicates the effects of risk mitigants, particularly evident in the retail and business banking portfolios.

Both Nedbank Group's rating scales are based on the requirements of Basel II, namely that defaults are consistently recognised across the group as exposures that are 90 days or more past due. All estimates are also based on a 'through the cycle' (TTC) view of risk.

This TTC approach is consistent with the Basel II requirement that risk estimates be based on a bank's long-run default history. A bank is also able to calculate 'point in time' (PIT) measures, based on current economic conditions. These are used in business decisionmaking as well as for determining appropriate levels of impairments in accordance with the requirements of IFRS.

A recent development under Basel II requires banks to base their LGD estimates on a downturn scenario, rather than on a TTC basis. This issue is still under discussion by the local industry and SARB, and it is expected that it could lead to a significant increase in the early risk estimates produced by most banks. Nedbank Group is confident, however, of its early estimates containing sufficient conservatism that it will be able to convert its TTC LGD estimates to the downturn estimates now required by the Basel II Accord without a material increase in its overall level of risk.

The central tendencies used by Nedbank Group in the calibration of its rating models are based on credit loss data that includes the high interest rate environments of 1998/9 and 2001/2. This meets the requirements of Basel II and has resulted in the determination of credit risk measures that are suitably conservative and therefore appropriate for ensuring long-term sustainability. There is, however, a belief by many that the South African economy has entered a sustainable low inflationary phase

Distribution across transaction (EL) rating buckets (%)


Retail
Wholesale
% of total portfolio
60%
50%
40%
30%
20%
10%
0%
NTR00
NTR01
NTR02
NTR03
NTR04
NTR05
NTR06
NTR07
NTR08
NTR09
NTR10

and that a permanent structural shift in interest rates has taken place.

This, together with the significant changes and improvements made in the Nedbank Group's credit policies, methodologies, management and structures over the past two years, may well point to an appropriate revision of our current central tendency estimates used in our PD models.

In view of the fact that these new concepts are still being fully implemented, with ongoing refinement, we have also tended to err on being conservative and correcting for this over time as our validation and refinement processes continue.

Market Risk

Market risk in the Nedbank Group relates to three main areas:

- Interest rate risk arises from all business clusters. Asset and liability management (ALM) is the responsibility of the specialised group ALM function. This function also covers liquidity and foreign currency translation risks in the banking book, which is treated in more detail later.
- Investment risk arises only in the private equity and property portfolios within Nedbank Capital and Nedbank Corporate respectively.
- Trading risk applies exclusively to Nedbank Capital.

Market risk management

A comprehensive Group Market Risk Framework is used to support and assist the board in its responsibility to oversee that market risks are understood and managed. Governance structures are in place to achieve effective independent monitoring and management of market risk as follows:

- the board's Group Risk Committee;
- the Group ALCO and Executive Risk Committee (Group ALCO), which is responsible for ensuring that the impact of market risks is being effectively managed and reported on throughout the Nedbank Group, and that all policy, risk limit and relevant market risk issues are reported to the Group Risk Committee;
- an independent function within the Group Risk Division, namely Group Market and Trading Risk Control, which monitors market risks across the Nedbank Group – this is a specialist risk area that provides an independent oversight of market risk in terms of identifying, measuring, analysing, monitoring and reporting, as well as ensuring that appropriate controls are in place to manage market risk, and that consistent risk measures are applied; and
- the federal model followed by the Nedbank Group in terms of which business clusters are responsible and accountable for the management of the market risks that emanate from their activities.

There are specialist investment risk committees within the business areas that are responsible for the approval and periodic reviews of investments in their respective divisions/clusters, and investments may be made only by a properly constituted investment committee. Where banking facilities are to be extended to entities in which the bank has invested, the approval of such banking facilities is the responsibility of the relevant credit risk management committee, which also takes a holistic view of counterparty exposures.

The board approves the market risk appetite and related limits for both banking book (asset and liability management and investments) and trading book. Group Market and Trading Risk Control reports on the market risk portfolio and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the board.

Risk taking in the trading activities remained within the group's market risk appetite and limits at all times during the year.

Trading risk methodology and measurement

Trading market risk management processes and methodologies are benchmarked against best practice on an ongoing basis. Enhancements are assessed and implemented in consultation with the business clusters.

Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, equity and commodity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Market risk exposures for trading activities are measured using value-at-risk (VaR), supplemented by sensitivity analysis, and stress scenario analysis, and limit structures are set accordingly.

The VaR risk measure estimates the potential loss in pre-taxation profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into



account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by the Nedbank Group reflects the 99% chance that the daily loss will not exceed the reported VaR.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure.

While VaR captures the Nedbank Group's exposure under normal market conditions, sensitivity and scenario analysis, and in particular stress testing, is used to add insight to the possible outcomes under abnormal market conditions. The Nedbank Group uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-testing methodology assumes that all market factors

Historical VaR (99%, one-day) by risk type
For the year ended 31 December 2005

Rm	Average	Minimum	Maximum	Year-end
Foreign exchange	2,1	0,3	5,6	2,1
Interest rate	15,7	10,3	25,0	14,3
Equity products	10,7	4,2	17,0	9,6
Diversification	(6,1)			(4,7)
Total VaR exposure	**22,4**	**15,8**	**31,2**	**21,3**

Historical VaR (99%, one-day) by risk type
For the year ended 31 December 2004

Rm	Average	Minimum	Maximum	Year-end
Foreign exchange	1,3	0,1	5,7	1,2
Interest rate	7,5	4,9	18,0	7,1
Equity products	12,3	4,0	23,2	16,5
Diversification	(7,0)			(8,3)
Total VaR exposure	**14,1**	**9,6**	**33,3**	**16,5**


2005
40
30
20
10
0
-10
-20
-30
-40
Rm
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Profit/loss
1 day, 99% VaR

move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

The monitoring of trading credit risk exposures within Nedbank Group includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

Interest Rate, Liquidity and Currency Translation Risks

The group asset and liability management function (Group ALM) provides support to the Group ALCO in the management of interest rate risk, liquidity risk and currency translation risk, providing the necessary strategic support, including risk-based modelling, analysis, management information and strategic recommendations. This is monitored at board level with the assistance of the board's Group Risk Committee.

We are particularly pleased with our interest margin management and to a large degree ascribe this success to the structural changes to the margin effected by the refined ALCO process, which is operating well.

Interest rate risk

Interest rate risk management, methodology and measurement

Interest rate risk is managed by the Group ALCO through a combination of structural and derivative strategies. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest income through different interest rate cycles.

An independent Group ALM monitors the structural interest rate risk profile of the banking book, making strategic interest rate risk recommendations to the Group ALCO. On-balance-sheet strategies are executed through any one of the respective business units, depending on the strategy, while derivative strategies are executed through an established ALM Desk that trades via independent marketmaking desks housed in the trading environment. Changes to the structural interest rate risk profile of the banking book are achieved primarily through the use of derivative instruments, particularly with forward-rate agreements used out to one year and swap agreements used to manage longer-dated risk.

Nedbank Group employs standard analytical techniques to measure interest rate sensitivity within the banking book. This includes static reprice gap analysis and a point-in-time interest income stress test for parallel interest rate moves over a forward-looking 12-month period. At the end of 2005 the sensitivity of the banking book to a 1% reduction in interest rates was R393 million, being 4,61% of total group interest income at risk or 1,49% of total group equity, well within the approved risk limit of 2%. This is also converted on an economic capital basis and reported on.

Further initiatives, for example measuring how ambiguous product pricing and growth behaviours change under varying interest rate scenarios, are under way to understand the behavioural element of the balance sheet and to include this in assessing the risk and impact of risk mitigation strategies.

Interest rate risk portfolio review

The Nedbank Group is primarily exposed to interest rate risk, because:

- the bank writes a large quantum of prime-linked assets and raises fewer prime-linked deposits;
- funding is prudently raised across the curve at fixed-term deposit rates that reprice only on maturity;
- short-term demand funding products reprice to different short-end base rates;
- certain ambiguous-maturity accounts are non-rate-sensitive; and
- the bank has a mismatch in net non-rate-sensitive balances, including shareholders' funds, that do not reprice for interest rate changes.



The table below shows the current repricing profile of the banking book balance sheet and highlights that assets reprice quicker than liabilities following derivative hedging activities.

Interest rate repricing gap

Rm 2005	< 3 months	> 3 months < 6 months	> 6 months < 1 year	> 1 year < 5 years	> 5 years	Trading, non-rate and foreign	TOTAL
Total assets	212 944	1 680	2 653	18 533	7 565	108 883	352 258
Total liabilities and shareholders' funds	178 152	14 740	15 369	10 430	486	133 081	352 258
Interest rate hedging activities	(15 413)	17 919	11 409	(7 279)	(6 636)		–
Repricing profile	**19 379**	**4 859**	**(1 307)**	**824**	**443**	**(24 198)**	
Cumulative repricing profile	19 379	24 238	22 931	23 755	24 198		
Expressed as a % of total assets	5,5	6,9	6,5	6,7	6,9		

Rm 2004	< 3 months	> 3 months < 6 months	> 6 months < 1 year	> 1 year < 5 years	> 5 years	Trading, non-rate and foreign	TOTAL
Total assets	190 229	26	3 352	31 579	9 353	93 301	327 840
Total liabilities and shareholders' funds	178 446	13 066	12 397	15 102	510	108 319	327 840
Interest rate hedging activities	(15 229)	15 209	15 698	(9 408)	(6 270)		–
Repricing profile	**(3 446)**	**2 169**	**6 653**	**7 069**	**2 573**	**(15 018)**	
Cumulative repricing profile	(3 446)	(1 277)	5 376	12 445	15 018		
Expressed as a % of total assets	(1,1)	(0,4)	1,6	3,8	4,6		

Liquidity risk

All group entities expose the bank to potential liquidity risk. Accordingly, liquidity risk management extends to entities across all jurisdictions and currencies.

Liquidity risk management

Liquidity management has always been a key focus of the Nedbank Group and has gained renewed focus in domestic and global markets in recent years following developments and events such as the establishment of the Eurozone, disruptions caused by 9/11 and the implementation of Basel II.

Ultimate responsibility for liquidity risk management rests with the board of directors, who has built an appropriate liquidity risk management framework for the management of the group's short-, medium- and long-term funding and liquidity management requirements. This framework includes, inter alia, a Funding Strategy Forum, a Centralised Funding Desk and a Divisional Pricing/Interest Rate Committee.

The group's daily liquidity requirements are managed by a team within Group Treasury with significant market experience. Net daily funding requirements are predetermined by planning for daily rollovers, managing pipeline deal flow and actively managing daily settlements. This includes regular interaction with large-demand depositors to understand and manage their drawdown requirements.

The net cash flow requirements are then managed primarily via the professional market and monitored by the independent Group ALM function that performs behavioural modelling and stress analyses to identify any potential stress cash flow requirements. Both medium- and long-term liquidity strategies are approved by the Group ALCO and implemented by the front end of the business, usually through Group Treasury.

Funding and liquidity management include various strategies and initiatives that are managed within the liquidity risk management framework described above.

The Centralised Funding Desk that was created last year was bedded down during 2005, facilitating optimal funding of the group across the different currencies. This desk also saw the addition of a retail funding desk within the dealing room to provide pricing support to the branch infrastructure for material retail deposits raised from the retail franchise. This enhancement has proved successful in retaining selected retail deposit clients and provides the group with added liquidity in the event of accelerated growth in its advances book.

Group ALCO monitors funding and liquidity management on a regular basis with the support of the Group ALM function that reports on and models appropriate risk-based management information. Appropriate liquidity risk dashboards have been built to provide Group ALCO members and the non-executive members of the Group Risk Committee with the necessary liquidity risk information on a regular basis, including a measure of compliance with approved policies and limits.

Currently there are various additional liquidity initiatives in progress that will further enhance the liquidity management of the group, such as securitisation. This is seen as a market that currently provides an untapped avenue of further funding diversity and contingency planning.

Liquidity gap at 31 December 2005

Rm	<3 months	> 3 months <6 months	> 6 months <1 year	> 1 year <5 year	>5 years	Non-determinant	Trading and Foreign	Total
Cash and short-term funds	8 643	137		10	61	6 411	1 627	16 889
Other short-term securities	11 928	295	340	454		241	3 756	17 014
Government and other securities	11 756		27	7 162	1 014	96	2 603	22 658
Derivative assets	3 086	2 569	1 525	7 432	1 069	1	494	16 176
Advances	60 140	7 773	10 751	74 618	81 531	4 295	9 300	248 408
Other assets	5 739	124	184	146	459	22 260	2 201	31 113
Group companies	(1 593)						1 593	–
Loans to trading activities	102						(102)	–
	99 801	**10 898**	**12 827**	**89 822**	**84 134**	**33 304**	**21 472**	**352 258**
Total shareholders' funds						23 630	2 679	26 309
Long-term debt	3		2 064	4 835			371	7 273
Deposit, current and other accounts	131 029	52 185	47 808	9 784	53	3 092	17 360	261 311
Derivative liabilities	3 214	2 729	2 085	7 313	1 383		331	17 055
Other liabilities	16 577	54	189	420	103	22 236	731	40 310
	150 823	**54 968**	**52 146**	**22 352**	**1 539**	**48 958**	**21 472**	**352 258**
Net liquidity gap	(51 022)	(44 070)	(39 319)	67 470	82 595	(15 654)		

Currency translation risk

Clear accountability has been established for the management of currency translation risk, an area that has previously exposed the group to significant risk.

The 2005 year has seen a significant reduction in offshore capital through the sale and liquidation of identified non-core offshore investments and the repatriation of these funds back into rands and into the group's core activities. This has resulted in a significant reduction in the group's exposure to currency translation risk, which now aligns with an approved risk appetite, with concomitant low expected earnings volatility. The limits are based on the current currency-sensitive foreign capital exposure amount of approximately US$239 million.

Adherence to limits and the ongoing cost of hedging are managed under the responsibility of Group ALM and independently monitored by GMTRC. They are reported on into Group ALCO (monthly) and the board's Group Risk Committee (quarterly).

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate and/or failed internal processes, people and systems or from external events. This definition includes legal risk.

Operational risk management

Nedbank Group's operational risk management framework has been developed to create an environment within which operational risk can be identified, measured, managed and monitored in a consistent manner throughout the group, while also providing the necessary enablers to support worldclass operational risk management.

Good operational risk management starts with clear roles and responsibilities in line with the three lines of defence in the group's ERMF that extend to the management of operational risk.

Business management is responsible for the identification, management and monitoring of risk. Operational risk is addressed at the divisional Operational Risk Committees (ORCOs). Significant operational risks are escalated to the cluster operational risk committee and then, if warranted, to the board's Group Risk Committee. Management is supported in the execution of its duties by operational risk officers, who are tasked with coordinating the implementation and maintenance of operational risk management processes in the business.

Group Operational Risk Monitoring functions in the second line of defence, its primary responsibilities being to maintain/enhance the operational risk management framework (incorporating Basel II requirements), policies and enablers to support operation risk management in the business. Group Risk also champions the implementation of the Basel II requirements for operational risk.

Specialist functions in Group Risk, for example Forensics Services and Business Continuity Planning, also assist frontline businesses with specialist advice, policies and standard-setting. Lastly, pervasive operational risk trends are monitored and reported on to the Group Risk Committee.

Group Internal Audit and Enterprise Governance and Compliance provide assurance to the board of directors that the operational risk management framework is sound and that the policies and processes related to operational risk management are adhered to.

Operational risk methodology

The three primary operational risk management processes in the group are risk assessment, loss data collection and tracking key risk indicators (KRIs), which are designed to function in a mutually reinforcing manner.

Risk assessments are designed to be forward-looking, ie management is identifying risks that could threaten the achievability of business objectives, together with the required set of controls and actions to mitigate the risk.

Loss data collection and tracking is backward-looking in nature and enables monitoring of trends and analyses of the root causes of loss events.

KRIs are designed to be both forward- and backward-looking in the sense that they function as early-warning indicators, but also as escalation triggers where set risk tolerance levels have been exceeded.

The results of the three processes are utilised to enhance the internal control environment, with the ultimate aim of reducing losses incurred, improving process efficiency and reducing earnings volatility.

Risk profiles, loss trends and risk mitigation actions are reported to and monitored by the risk governance structures of the organisation.

The Nedbank Group is in the process of developing operational risk tolerance levels and incorporating these into the overall risk-adjusted performance calculations of the group that will drive performance measurement and recognition of the group.

There are several other important operations-related risks, all of which receive considerable focus, resources and reporting, and are very important aspects of Nedbank Group's ERMF. These include, but are not limited to:

- information security;
- safety and security services;
- regulatory risk services (including money laundering, financial advice and the new credit legislation);
- forensic services;
- business continuity planning and disaster recovery;
- legal risk management; and
- the group insurance programme.





Chief Financial Officer's report

The focus of the Finance Division during 2005 was on further improving internal measurement systems, together with more disciplined reporting, budgeting and forecasting processes. The resulting financial reporting has enabled clearer planning and accountability, while facilitating reward systems that promote behaviour more appropriately aligned with the creation of shareholder value in line with the group's long-term strategies.

Mike Brown
Chief Financial Officer

Improved management information systems and reporting

At the end of 2004 the group committed itself to further improving financial and segmental disclosure.

The group has implemented a new internal funds transfer pricing system. This was fully operationalised in 2005 and has enabled interest rate risk to be aggregated and managed centrally through the specialist Asset and Liability Management (ALM) Division reporting to the Asset and Liability Committee (ALCO) and the Executive Risk Committee.

The group further refined its activity-justified cost transfer pricing processes to allocate costs more accurately. Costs in the central services divisions were restated for 2004 to reflect the reorganisation within the group, which saw a number of centralised functions moving into the operating divisions, including the transfer of all branch operations to Nedbank Retail. The 2005 headline earnings loss from shared services and central management has reduced to R916 million (2004: R1 530 million).

With Basel II compliance as the catalyst, the group is well-advanced in its move towards sophisticated risk-based capital measurement (or economic capital). The individual risk profile of a bank, or a cluster within a bank, will drive capital requirements and fundamentally impact core financial performance metrics and reward systems. South Africa has a highly competitive banking sector and the country has entered what appears to be an environment of sustainable low inflation. This increases the importance of accurate risk assessment and appropriate pricing of banking products to ensure economic value creation, as measured by the difference between risk-adjusted return on capital (RAROC) and the Nedbank Group's cost of capital.

Critical factors in achieving appropriate performance include:

- optimising the balance sheet risk profile;
- optimising mix and levels of capital;
- integrating risk and capital management into strategy formulation, and linking this to performance measurement; and, ultimately
- shareholder value-based management.

This method of economic capital allocation within the group is being run in parallel for 2006 and will further enhance internal measurement and insight. Nedbank Group's capital management framework is outlined in the capital management and Basel II report on pages 128 to 134.

In addition to more accurate segmental and divisional reporting, the group has significantly improved its planning processes. A rolling three-year plan covers the longer-term strategy and growth potential of the group as well as each cluster. Annual budgets link into this planning process and forecasts are regularly updated during the year to enable management to respond timeously to trends that become evident.

All clusters have formal reporting frameworks and present a detailed monthly review to an operating committee comprising the Chief Executive, Chief Financial Officer, Chief Risk Officer, Director of the Strategic Recovery and Turnaround Office, Human Resources Director and other executive committee members.

International Financial Reporting Standards

Nedbank Group was the first South African financial institution to publish the transition from reporting under SA Statements of Generally Accepted Accounting Practice (GAAP) to International Financial Reporting Standards (IFRS). The group is reporting in accordance with IFRS with effect from 1 January 2005 and the 2004 results have been restated to reflect this change. The impacts of IFRS on the group's 2004 results are detailed in the annual financial statement section of this report on pages 135 to 244.

IFRS statements are subject to ongoing review and possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and may therefore be subject to change.

Financial overview

Headline earnings per share increased by 65,0% to 797 cents (2004: 483 cents), which was ahead of management's initial expectations for the year. Fully diluted headline earnings per share increased by 64,1% from 482 cents to 791 cents, the 2005 dilution being impacted for the first time by accounting for the black economic empowerment (BEE) scheme under IFRS.

Basic earnings per share grew by 128% from 423 cents in 2004 to 966 cents in 2005.

In line with the requirements of the circular on the BEE scheme, all shareholders will be offered a capitalisation award with a cash dividend alternative. The BEE shareholders have preelected the capitalisation award. This award is 290 cents per share for the year, up 142% from the 120 cents per share declared in February 2005.

The group's return on average ordinary shareholders' equity (ROE) continued to improve, increasing from 11,0% for the year ended 31 December 2004 to 15,5% for the year ended 31 December 2005. The group's ROE, while still below those of its banking peers, is now comfortably above the group's cost of capital.

The improved performance for the year was driven mainly by:

- the continued realisation of benefits from the recovery programme, which are reflected in the growth in operating income and the containment of expenses, resulting in the efficiency ratio improving from 71,8% for the 2004 year to 65,1% (excluding the costs of the BEE deal: 62,8%) for the year ended 31 December 2005;
- significantly improved performance from Nedbank Retail, with headline earnings growing 66,3% to R938 million and ROE improving from 12,1% to 18,4%;
- strong operating performances from Nedbank Capital and Nedbank Corporate, with headline earnings growing 17,8% to R1 017 million and 11,8% to R1 984 million respectively;
- favourable private equity revaluations and realisations in Nedbank Corporate's Property Finance Division;
- year-on-year advances growth of 12,4%;
- an improvement in the overall quality of the advances book, with a 42,6% decrease in non-performing assets from R7,5 billion in December 2004 to R4,3 billion in December 2005;
- the weakening of the rand from R5,63:US$ at 31 December 2004 to R6,33:US$ at 31 December 2005, resulting in an income statement foreign currency translation gain of R126 million, compared with a loss of R280 million for the year to December 2004; and
- the sale of the major portion of the group's holding in Net1 UEPS Technologies, Inc (Net 1 UEPS), which resulted in a capital profit of approximately R793 million (before taxation).

Results highlights

		2005	2004
Headline earnings	Rm	**3 167**	1 743
Headline earnings (excluding BEE)	Rm	**3 501**	1 743
Basic earnings	Rm	**3 836**	1 528
Headline earnings per share	cents	**797**	483
Headline earnings per share (excluding BEE)	cents	**881**	483
Fully diluted headline earnings per share	cents	**791**	482
Basic earnings per share	cents	**966**	423
Net asset value per share	cents	**5 597**	4 654
Tangible net asset value per share	cents	**4 351**	3 361
Dividend declared per share	cents	**290**	120
Group capital adequacy	%	**12,9**	12,1

Key financial performance indicators

		2005	2004
Return on average ordinary shareholders' equity	%	**15,5**	11,0
Return on average ordinary shareholders' equity (excluding BEE)	%	**17,2**	11,0
Return on total assets	%	**0,93**	0,54
Net interest income to average interest-earning banking assets	%	**3,55**	3,18
Non-interest revenue to total income	%	**50,2**	53,1
Impairment charge to average advances	%	**0,49**	0,55
Efficiency ratio	%	**65,1**	71,8
Efficiency ratio (excluding BEE)	%	**62,8**	71,8
Effective tax rate before non-trading and capital items	%	**23,4**	24,2
Staff complement		**22 188**	21 103

Together with the improved financial performance, the group's earnings volatility has been significantly reduced and the capital position strengthened. Since the beginning of the recovery programme the group has reduced its excess offshore capital exposure, thereby limiting foreign exchange risk. The majority of its fixed-rate debt has been hedged to reduce interest margin volatility. Non-core assets have been sold, which has lowered market risk and further strengthened the capital base.

Income statement

Net interest income

The group's net interest income (NII) increased by 19,4% from R7 145 million to R8 529 million. Despite margin compression experienced by the industry, the group's net interest margin for the period was 3,55%, up from 3,18% for the year to December 2004.

The margin increase can be attributed to:

- the uplift created from a full year of the rights offer proceeds received in May 2004;
- reduced funding drag following the hedging strategies implemented in 2004;
- income on the proceeds of the sale of non-core investments;
- the repatriation of certain foreign capital during 2004;
- the settlement of the expensive empowerment funding for Peoples Bank in April 2005; and
- mix changes as higher-margin retail and business banking advances grew faster than corporate advances.

Margins have been negatively impacted by the lower interest rate environment, resulting in lower yields on endowment.

Non-interest revenue

Non-interest revenue (NIR) increased by 1,2% from R8 379 million for the year ended 31 December 2004 to R8 483 million for the year to December 2005.

Initial estimates for the year were that NIR would decline, compared with 2004, primarily due to the sale of certain subsidiaries, which generated R313 million of NIR during 2004.

NIR was above management's initial expectations, mainly due to:

- higher than expected private equity revaluations and realisations in Property Finance amounting to R242 million (2004: R81 million);
- continued strong growth from Bond Choice, with its NIR increasing by 125% to R416 million (2004: R185 million) following large mortgage origination volume increases; and
- higher than expected commission and fee income in Nedbank Retail, despite not increasing the average fees charged to clients during 2005.

On a comparable basis, commission and fee income increased by 8,4%.

Trading revenue increased from R1 369 million for 2004 to R1 431 million for 2005, with pleasing growth from equity trading in buoyant markets. Exchange and non-interest dealing decreased from R511 million in 2004 to R334 million as a result of positive revaluations of the 'fair value through profit and loss financial assets and financial liabilities' in the 2004 base, as reported in June 2005.

Foreign currency translation gains

In line with the strategy of reducing earnings volatility the group reduced its exposure to foreign currency movements during 2004, retaining sufficient capital offshore to support its international businesses. The 12,4% decline in the value of the rand resulted in income statement translation gains of R126 million on this foreign capital.

Restructuring of offshore subsidiaries and repatriation of capital during the second half of 2005 will further reduce the volatility of earnings resulting from exchange rate movements.

Impairment losses on loans and advances

The introduction of IFRS during 2005 has required accounting for credit impairments on an 'incurred loss' basis, as opposed to an 'expected loss' basis. In addition, the discount rate used to calculate the recoverable amount of an advance now excludes any future credit losses not yet incurred. These changes will have increased the volatility in the income statement charge for impairments.

The favourable credit environment was sustained throughout 2004 and 2005, and improved credit quality resulted in a relatively flat year-on-year impairment charge for 2005 of R1 189 million and a drop in the impairment charge to average loans and advances ratio from 0,55% to 0,49%.

Non-performing loans and properties in possession improved, as reflected in the table below.

Non-performing advances	**Dec 2005 Rm**	Dec 2004 Rm	% change
Non-performing loans	**3 994**	6 729	(40,6)
Properties in possession*	**309**	761	(59,4)
Total non-performing advances	**4 303**	7 490	(42,6)

**Only R189 million of these properties in possession remained unsold at 31 December 2005*



These non-performing advances represent 1,7% of gross advances (December 2004: 3,3%). The impairments to advances ratio was 2,06% (2004: 2,94%).

Expenses

Operating expenses were well-controlled and, together with a reduction in recovery programme and merger expenses, resulted in total expenses increasing by only 2,0% from R10 939 million to R11 157 million, with the efficiency ratio improving from 71,8% to 65,1%. Expenses were negatively impacted by the IFRS 2 charge in respect of the group's BEE transaction during the second half of 2005. If the R393 million of expenses relating to the BEE transaction are excluded, the efficiency ratio improved to 62,8%.

Combined recovery programme and merger expenses for the year ending December 2005 were R155 million, consistent with the guidance given to the market in the group's 2005 interim results. The recovery and merger programmes were completed during 2005 and these expenses will not recur in 2006.

Operating expenses (excluding BEE) were mainly impacted by the following:

Factors resulting in an increase/ (decrease) in operating expenses	**Rm**
Subsidiaries disposed of in 2004	(252)
Reduction in fees due to the buyout of alliance partners	(51)
Peoples Bank integration costs	52
Increase in originator's commission (Bond Choice)	168
Other movements, mainly due to inflation	378
Total increase in operating expenses	295

Adjusting for first-time pro rata consolidations, disposals of subsidiaries in 2004, 2003 underaccruals and Bond Choice, expense categories were impacted as follows:

- Staff expenses increased by 7,1%, mainly as a result of average wage increases negotiated with the unions of 6% for junior and 5% for senior staffmembers. The group also provided for higher bonuses, based on the stronger than expected results relative to the initial estimates and targets set for staff. Staff numbers increased, mainly in sales positions in the Bancassurance and Wealth Management Division and the branch operations, both within Nedbank Retail.
- Computer processing expenses rose by 8,8%, due to increases in project costs and client-facing hardware not capitalised, as well as the reclassification of certain income to NIR, previously netted in expenses.
- Accommodation expenditure decreased by 0,9%, owing to the significant drop in office space following a programme to optimise office space usage.
- Marketing expenditure increased by 13,1%, reflecting the group's investment in its new marketing campaign.
- Fees and insurances increased by 5%.
- Alliance partner fees reduced from R70 million to R19 million, mainly as a result of the termination of the alliance relationships with Capital One in late-2004.
- Other expenses were well-controlled and decreased by 4,0%.

Accounting for the Nedbank Group BEE transaction under IFRS

As the Nedbank Group BEE transaction was implemented in 2005, we are required to account for the transaction in accordance with IFRS. Certain South African banks completed their BEE deals in 2004 and elected not to restate their comparatives on transition to IFRS in respect of their deals. It is important to understand that this results in differing accounting treatments and should be taken into consideration when making peer group comparisons. Other South African banks are still in the process of negotiating BEE deals, which may impact their results in future.

The group has accounted for the costs and dilutive effects in its financial statements under IFRS, as it is required to do. In line with the harmonisation objectives of IFRS, we have taken a conscious decision not to publish any form of adjusted earnings outside of the financial statements, but rather to ensure we provide users with sufficient information to make any valuation adjustments to our audited numbers that they may deem appropriate.

The total IFRS 2 share-based payments cost of Nedbank Group's BEE transaction has increased from the previously estimated R933 million (pretaxation) to R1 287 million, mainly as a result of the group's share price increasing from R74,75 to R87,90 between the announcement of the transaction and the date of implementation. After the group's trading update on 14 November 2005 the International Financial Reporting Interpretations Committee (IFRIC) issued further clarification on the interpretation of notes D16 and D17 (Scope of IFRS 2), as issued in May 2005. The final interpretation was subsequently released as IFRIC 8 (Scope of IFRS 2), as announced on 12 January 2006. IFRIC 8 is effective for periods beginning 1 May 2006 and Nedbank Group has early-adopted this statement, resulting in the group expensing more of the share-based payments costs of the BEE transaction in 2005. This has resulted in share-based payments costs relating to the BEE transaction of R371 million in 2005, compared with R156 million previously forecast.

Other transaction costs amounted to R22 million and the tax relief on the grant portion of the transaction and transaction costs of R59 million are in line with the forecast given at the time of announcing the BEE transaction.

Share-based payments costs of the BEE transaction

Estimated cost per annum	Rm
2005	371
2006	164
2007	203
2008	204
2009	138
2010	113
2011	72
2012	18
2013	3
2014	1
Total	**1 287**

The allocated shares that vest over three-, five- and ten-year periods need to be appropriately accounted for when calculating the fully diluted weighted average number of shares in issue and hence fully diluted earnings per share.

This dilution can be viewed in two ways:

1 Under IFRS (IAS 33) per the audited accounts: If at year-end the sum of the strike price and the values of future services to be received (IFRS 2 charges still to come) are less than the average annual share price (or the year-end share price for schemes where the number of ordinary shares contingently issuable depends on the future market price), then the related share is accounted for as dilutive. Similarly, if this sum is greater than the average annual share price, then it is not. The group estimates that, at share price growth rates of 10% and 15% (these are merely indicative share price increases), the dilution for the next 10 years will be approximately as follows:

Number of shares (m)	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
At 10%											
Average number of shares	397,2	404,0	406,7	410,8	419,8	429,7	441,4	453,8	460,3	464,9	473,4
Dilutive number of shares – BEE	1,4	8,0	10,9	12,9	9,7	10,3	7,1	3,8	2,4	2,4	
Dilutive number of shares – normal shares	4,0	4,0	4,1	4,1	4,2	4,3	4,4	4,5	4,6	4,6	4,7
Diluted average number of shares	**402,6**	**416,0**	**421,7**	**427,8**	**433,7**	**444,3**	**452,9**	**462,1**	**467,3**	**471,9**	**478,1**
At 15%											
Dilutive number of shares	402,6	416,9	423,7	430,5	436,5	447,6	455,2	463,8	469,0	473,7	478,1

These examples are not forecasts but represent estimates of the dilutive potential ordinary shares at the end of each year. The normal share option scheme has been assumed for both these examples to be approximately 1% per annnum dilutive. This table also does not take into account the effect of any potential buybacks or buy-ins of shares that may occur, either for the BEE schemes or for general buybacks or buy-ins in order to manage capital.

2 Estimated economic vesting: The group has calculated an estimated economic dilution (assuming no refinancing) at varying growth rates in the Nedbank Group share price as follows:

Number of shares (m)		
Share price growth of	10%	15%
Total shares per initial allocation	41,3	41,3
To remain in Community and Evergreen Trusts	(2,5)	(2,5)
Initial shares estimated to vest	38,8	38,8
Expected capitalisation award shares	3,3	3,1
Shares to settle notional funding in terms of Nedbank Group's call option	(14,3)	(9,4)
Shares estimated to vest	**27,8**	**32,5**
% of initial shares currently estimated to vest	71,6	83,8

Indirect taxation

Indirect taxation decreased by 53% from R470 million for the year ended 31 December 2004 to R223 million for 2005. During the 2004 financial year provisions were raised for potential transaction tax liabilities relating primarily to the bank's value-added taxation (VAT) recovery methodology. These issues have now been resolved and a portion of the associated provisions was released in 2005.

Direct taxation

The effective taxation rate decreased from 24% to 23%. In line with the requirements of the circular to shareholders on the BEE scheme, the group now offers a capitalisation share award with a cash dividend alternative. The acceptance level of the 2005 interim capitalisation award was higher than expected, which resulted in a decrease in the group's secondary taxation on companies (STC) charge. The taxation rate on business operations normalised from 37% to 27%, mainly as a result of the movement in foreign currency translation gains/losses, which are not taxable.

Non-trading and capital items

During the year the group continued its non-core asset disposal programme. The major disposals were the sale of 58,5 million shares in Net 1 UEPS and the investment in Internet Solutions (Pty) Limited. These sales generated profits of R877 million which, together with other non-trading capital items, resulted in an overall profit of R701 million. The group reclassified its investment in State Bank of Mauritius to 'assets held for sale' and has written the investment down to an estimated net realisable value.

The non-core asset disposal programme undertaken over the past two years has now largely been concluded. The group received proceeds of R3 974 million on assets, with a total book value of R2 880 million, resulting in a profit of R1 094 million, which was ahead of management's initial expectations and strengthened capital.

Balance sheet

Capital

The group's capital position continued to strengthen, with the Tier 1 group capital adequacy ratio increasing from 8,1% in December 2004 to 9,4% in December 2005. The total group capital adequacy ratio has improved from 12,1% in December 2004 to 12,9% in December 2005, which facilitates future organic growth.

This improvement was above management's original expectations, due mostly to higher than anticipated non-core asset disposals, as well as a higher than expected acceptance of the group's 2005 interim capitalisation award.

The results of economic capital modelling indicate that the group is economically capitalised at its target debt rating.

Based on the group's current capital position, a share repurchase programme has been initiated to manage capital levels proactively. The group acquired 1,02 million ordinary shares during 2005, which are now held as treasury shares, resulting in a decrease in ordinary share capital of R100 million.

During 2005 the group issued 48,6 million shares (41,3 million for the BEE transaction and 7,3 million for obligations under the share option scheme). Currently 39,8 million of the BEE shares are treated as treasury shares.

Advances

Although asset growth rates are lower than in the rest of the market, advances, compared with December 2004, increased by 12,4% to R248,4 billion. Residential home loan advances grew by 24,5%, narrowing the gap between Nedbank Group's growth and that of its competitors. The reduction in other loans and advances reflects the progress made in clearing central assets.

The breakdown of the advances growth is as follows:

Loans and advances	Dec 2005 Rm	Dec 2004 Rm	Increase %
Nedbank Corporate	**102 352**	93 016	10,0
Nedbank Capital	**43 602**	40 816	6,8
Nedbank Retail	**82 594**	69 703	18,5
Imperial Bank	**19 694**	15 132	30,1
Other	**166**	2 341	(92,9)
Total	**248 408**	221 008	12,4

Deposits

Deposits remained stable and the group maintained a strong liquidity position.

Capital management

Nedbank Group's strategic capital plan is focused on optimising the level, mix and structure of the capital base required to support future growth. The group commenced a share repurchase programme during the last quarter of 2005 and will continue to manage capital proactively to balance Tier 1 capital and the overall capital mix more efficiently, subject to the appropriate shareholder and regulatory approvals.

The group is currently restructuring the subordinated (Tier 2) debt profile. The group plans to call the R2 billion of subordinated debt (NED 1 bond) during 2006 and issue two new bonds of approximately R1,5 billion each, the first of which will be issued in April 2006, with a second issue planned around September 2006.

Dividend policy

The group has amended its dividend cover policy, reducing the cover ratio from between 3,0 to 3,5 times headline earnings to between 2,5 to 3,0 times headline earnings. The cover ratio for the full year was 2,75 times.

Accounting policies

As mentioned, the group is reporting in terms of IFRS. This, together with subsequent amendments and clarifications made to IFRS, has resulted in several changes to accounting policies, which are outlined in note 3 to the annual financial statements.

The year ahead

Assuming a stable interest rate environment, performance in 2006 is likely to be impacted by the following:

- an improvement in margin due to:
  - the settlement of the expensive empowerment funding for Peoples Bank in the first half of 2005;
  - the repayment of R2 billion of expensive Tier 2 funding;
  - the endowment impact of retained income growth;
  - income on the additional cash generated from the sale of non-core assets during 2005; and
  - mix changes as higher-margin retail and business banking advances grow faster than corporate advances;

  (continued industry pressure on margins could, however, partially offset these benefits)
- a more external focus, which is expected to result in enhanced revenues as client service improves and market share is sustained – however, the group expects continued pressure on retail bank charges, which may lead to more muted growth in transactional revenue; and
- containment of expense growth from:
  - a continued focus on extracting operational efficiencies, including possible further synergies that can be gained by working with other Old Mutual Group companies;



- a reduction of approximately R200 million in share-based payment costs for the BEE transaction;
- additional savings from the outsourcing of data and voice networks implemented in 2005 (approximately R70 million); and
- no further recovery programme, merger or branch rationalisation costs; but
- expenses increasing as a result of increased marketing expenditure (approximately R75 million) and a normalisation of indirect taxation.

Together with the expected improvement in performance, the group will be deploying capital to support organic growth as well as actively managing excess capital to improve the capital mix and further assist in achieving the ROE target of 20%. Clusters will also be measured internally on an economic capital basis during 2006. This enables a risk-adjusted return to be calculated for each cluster as the group moves towards Basel II in 2008. In the year ahead the group will also start the implementation of a number of key deliverables in the long-term financial architecture process framework.

Mike Brown
Chief Financial Officer

Sandton

22 March 2006





Additional financial information

Average balance sheet and related interest at 31 December

	2005				2004			
Rm	Actual balance sheet	Average balance sheet	Interest	%	Actual balance sheet	Average balance sheet	Interest	%
Assets								
Advances								
Mortgage loans	75 642	67 906	6 271	9,2	61 270	57 818	6 005	10,4
Commercial mortgages	37 993	34 874	3 693	10,6	35 072	31 899	3 864	12,1
Lease and instalment debtors	34 935	31 000	3 303	10,7	29 279	26 655	2 963	11,1
Credit card balances	4 074	3 754	507	13,5	3 483	3 388	395	11,7
Bills and acceptances	5 141	4 394	312	7,1	5 615	5 967	441	7,4
Overdrafts	11 604	10 581	1 120	10,6	11 228	10 157	1 129	11,1
Term loans and other*	85 524	78 987	6 478	8,2	83 254	75 159	6 138	8,2
Impairment of advances	(5 214)	(5 830)			(6 684)	(7 213)		
Government and public sector securities	22 658	25 021	1 536	6,1	26 224	20 927	1 374	6,6
Short-term funds and trading securities	25 515	23 798	1 669	7,0	19 217	17 475	1 595	9,1
Interest-earning assets	297 872	274 485	24 889	9,1	267 958	242 232	23 904	9,9
Derivative financial instruments	16 176	22 385			27 276	25 974		
Insurance assets	4 166	3 525			3 109	4 064		
Cash and bank notes	1 992	1 540			1 656	1 379		
Debtors and other accounts	14 026	12 072			9 786	8 018		
Associates and investments	3 366	4 355			4 471	5 046		
Property and equipment	3 258	2 933			3 002	2 874		
Intangible assets	5 007	5 063			5 095	5 391		
SARB deposit	6 395	5 476			5 487	4 839		
Total assets	352 258	331 834	24 889	7,5	327 840	299 817	23 904	8,0
Liabilities								
Deposit and loan accounts	148 920	140 681	9 281	6,6	137 283	136 674	9 792	7,2
Current and savings accounts	47 018	43 686	988	2,3	44 933	44 166	1 346	3,0
Negotiable certificates of deposit	33 682	33 442	2 428	7,3	27 882	27 643	2 324	8,4
Other liabilities **	32 982	40 962	2 093	5,1	42 158	21 408	1 793	8,4
Subordinated debt	7 273	7 111	953	13,4	7 309	8 782	1 067	12,1
Interest-bearing liabilities	269 875	265 882	15 743	5,9	259 565	238 673	16 322	6,8
Creditors and other accounts	34 853	21 661			15 598	15 228		
Derivative financial instruments	17 055	17 793			27 781	23 658		
Insurance funds	4 166	3 526			3 109	4 064		
Ordinary shareholders' equity	22 490	19 344			18 337	15 244		
Minority shareholders' equity	3 819	3 628			3 450	2 950		
Total shareholders' equity and liabilities	352 258	331 834	15 743	4,7	327 840	299 817	16 322	5,4
Total average assets/interest			9 146	2,75			7 582	2,53
Gross interest-earning assets/ interest	297 872	274 485	9 146	3,33	267 958	242 232	7 582	3,13
Net trading assets/interest disclosed in NIR	39 811	34 267	617	1,80	21 514	17 634	437	2,48
Interest-earning banking assets/interest	258 061	240 218	8 529	3,55	246 444	224 598	7 145	3,18

Where possible, averages are calculated on daily balances.

* *Includes: term loans, preference shares, factoring debtors, other lending-related instruments and customers' indebtedness for acceptances and interest on derivatives.*

** *Includes: foreign currency liabilities and liabilities under acceptances.*



Geographical currency representation of balance sheet

31 December 2005	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	311 013	581	14 730	1 554	327 878
Cash and balances with central banks	14 490				14 490
Other short-term securities	12 664				12 664
Government and other securities	20 022				20 022
Loans and advances and other assets	246 338	581	14 730	1 554	263 203
Deferred taxation assets	672				672
Current taxation receivable	134				134
Customers' indebtedness for acceptances	1 237				1 237
Other investments	7 329				7 329
Property, equipment and intangible assets	8 127				8 127
Total liabilities	291 239	439	15 544	718	307 940
Long-term debt instruments	6 901				6 901
Deposits, current accounts and other creditors	281 747	439	15 544	718	298 448
Deferred taxation liabilities	904				904
Current taxation liabilities	450				450
Liabilities under acceptances	1 237				1 237
Net assets	19 774	142	(814)	836	19 938
Intercompany	(2 603)	142	(814)	836	(2 439)
Capital	22 377	–	–	–	22 377

31 December 2005	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group offshore					
Total assets	1 307	7 305	7 242	8 526	24 380
Cash and balances with central banks	22	845	776	756	2 399
Other short-term securities		3 216	566	568	4 350
Government and other securities		211	1 296	1 129	2 636
Loans and advances and other assets	1 285	3 019	4 470	5 818	14 592
Deferred taxation assets		4		4	8
Current taxation receivable					
Customers' indebtedness for acceptances			30	24	54
Other investments			104	99	203
Property, equipment and intangible assets		10		128	138
Total liabilities	716	7 033	3 969	6 291	18 009
Long-term debt instruments			371	1	372
Deposits, current accounts and other creditors	716	7 013	3 563	6 220	17 512
Deferred taxation liabilities		2	1	52	55
Current taxation liabilities		18	4	(6)	16
Liabilities under acceptances			30	24	54
Net assets	591	272	3 273	2 235	6 371
Intercompany	591	(1 103)	1 349	1 602	2 439
Capital	–	1 375	1 924	633	3 932

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

31 December 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	288 730	626	13 468	890	303 714
Cash and balances with central banks	8 480				8 480
Other short-term securities	12 936				12 936
Government and other securities	23 779				23 779
Loans and advances and other assets	226 496	626	13 468	890	241 480
Deferred taxation assets	1 255				1 255
Current taxation receivable	178				178
Customers' indebtedness for acceptances	1 509				1 509
Other investments	6 158				6 158
Property, equipment and intangible assets	7 939				7 939
Total liabilities	274 277	15	14 688	409	289 389
Long-term debt instruments	7 309				7 309
Deposits, current accounts and other creditors	264 193	15	14 688	409	279 305
Deferred taxation liabilities	1 093				1 093
Current taxation liabilities	173				173
Liabilities under acceptances	1 509				1 509
Net assets	14 453	611	(1 220)	481	14 325
Intercompany	(2 877)	611	(1 220)	481	(3 005)
Capital	17 330				17 330

31 December 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group offshore					
Total assets	1 342	6 605	7 996	8 183	24 126
Cash and balances with central banks	266	248	731	325	1 570
Other short-term securities		2 033	613	728	3 374
Government and other securities	38	51	818	1 538	2 445
Loans and advances and other assets	1 037	3 915	4 859	5 325	15 136
Deferred taxation assets		2		1	3
Current taxation receivable				18	18
Customers' indebtedness for acceptances					–
Other investments	1	343	949	129	1 422
Property, equipment and intangible assets		13	26	119	158
Total liabilities	1 045	6 193	3 062	6 364	16 664
Long-term debt instruments					–
Deposits, current accounts and other creditors	1 045	6 185	3 051	6 313	16 594
Deferred taxation liabilities			1	49	50
Current taxation liabilities		8	10	2	20
Liabilities under acceptances					–
Net assets	297	412	4 934	1 819	7 462
Intercompany	297	(903)	2 391	1 220	3 005
Capital		1 315	2 543	599	4 457

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.



Currency representation of balance sheet

at 31 December

2005	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	312 320	7 886	21 972	10 080	352 258
Cash and balances with central banks	14 512	845	776	756	16 889
Other short-term securities	12 664	3 216	566	568	17 014
Government and other securities	20 022	211	1 296	1 129	22 658
Loans and advances and other assets	247 623	3 600	19 200	7 372	277 795
Deferred taxation assets	672	4		4	680
Current taxation receivable	134				134
Customers' indebtedness for acceptances	1 237		30	24	1 291
Other investments	7 329		104	99	7 532
Property, equipment and intangible assets	8 127	10		128	8 265
Total liabilities	291 954	7 472	19 514	7 009	325 949
Long-term debt instruments	6 901		371	1	7 273
Deposits, current accounts and other creditors	282 462	7 452	19 108	6 938	315 960
Deferred taxation liabilities	904	2	1	52	959
Current taxation liabilities	450	18	4	(6)	466
Liabilities under acceptances	1 237		30	24	1 291
Net assets	20 366	414	2 458	3 071	26 309
Capital	22 377	1 375	1 924	633	26 309
	2 011	961	(534)	(2 438)	–

2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	290 072	7 231	21 464	9 073	327 840
Cash and balances with central banks	8 746	248	731	325	10 050
Other short-term securities	12 936	2 033	613	728	16 310
Government and other securities	23 817	51	818	1 538	26 224
Loans and advances and other assets	227 533	4 541	18 327	6 215	256 616
Deferred taxation assets	1 255	2		1	1 258
Current taxation receivable	178			18	196
Customers' indebtedness for acceptances	1 509				1 509
Other investments	6 159	343	949	129	7 580
Property, equipment and intangible assets	7 939	13	26	119	8 097
Total liabilities	275 323	6 207	17 750	6 773	306 053
Long-term debt instruments	7 308			1	7 309
Deposits, current accounts and other creditors	265 240	6 199	17 739	6 721	295 899
Deferred taxation liabilities	1 093		1	49	1 143
Current taxation liabilities	173	8	10	2	193
Liabilities under acceptances	1 509				1 509
Net assets	14 749	1 024	3 714	2 300	21 787
Capital	17 330	1 315	2 543	599	21 787
	2 581	291	(1 171)	(1 701)	–

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Capital adequacy

The group's capital adequacy ratio and risk-weighted assets are based on the aggregation of the banks within the group. The requirement of capital adequacy is not a group concept, but is a requirement of each bank. The table below is indicative of the group as a whole, as if it were a bank.

Nedbank Group	Percentage weighting %	Weighted assets December 2005 Rm	Weighted assets Restated December 2004 Rm
Money, interbank deposits and claims on central government			
Land Bank and other public sector bodies	10	86	101
Trade transactions with recourse to other banks	20	7 002	4 580
Residential mortgage loans	50	28 738	25 050
All other banking assets excluding intragroup	100	146 554	136 448
Notional trading assets	100	8 391	11 947
All other non-banking assets	100	23 154	20 973
Total on-balance-sheet items		213 925	199 099
Off-balance-sheet items	0-100	9 759	7 957
Counterparty risk	0-100	2 072	4 946
Large exposure requirements	1 000		457
Total risk-weighted assets		225 756	212 459

Nedbank Group	December 2005 Capital Rm	%	December 2004 Capital Rm	%
Tier 1 capital (primary)	21 151	9,4	17 274	8,1
Share capital and reserves	22 490	10,0	18 095	8,5
Minority interest: ordinary shareholders	1 049	0,5	721	0,3
Minority interest: preference shareholders	2 770	1,2	2 770	1,3
Impairments			(20)	
Goodwill	(3 687)	(1,6)	(3 441)	(1,6)
Other regulatory differences	(1 471)	(0,7)	(851)	(0,4)
Tier 2 capital (secondary)	7 648	3,4	8 095	3,8
Long-term debt instruments	7 273	3,2	7 308	3,4
Tier 2 bonds not qualifying as Tier 2 capital	(420)	(0,2)	(83)	–
Provision for performing loans	795	0,4	880	0,4
Impairments			(10)	
Tier 3 capital (tertiary)	300	0,1	294	0,2
	29 099	12,9	25 663	12,1

Capital adequacy analysis by bank (Solo supervision)	Country CAR %	Weighted assets 2005 Rm	Capital 2005 %	Weighted assets 2004 Rm	Capital 2004 %
Nedbank Limited	10	194 524	13,3	184 872	12,5
Imperial Bank Limited	10	19 997	10,2	15 467	10,2
Peoples Bank Limited				5 439	25,5
Nedbank (Lesotho) Limited	8	329	28,7	211	38,5
Nedbank (Swaziland) Limited	8	435	17,4	395	15,2
Nedbank (Malawi) Limited	8	55	30,3	129	13,4
Nedbank (Namibia) Limited	10	2 516	11,2	1 863	10,4
SBM Nedbank International Limited	10	116	62,4	228	28,3
Fairbairn Private Bank (Jersey) Limited	11	1 184	13,0	1 105	12,9
Fairbairn Private Bank (IOM) Limited	11,5	1 806	14,8	1 703	13,5

Group currency-adjusted income statement

	2005 Rm	2004 Rm
Interest and similar income	**23 234**	22 789
Interest expense and similar charges	**14 705**	15 644
Net interest income	**8 529**	7 145
Impairment losses on loans and advances	**1 189**	1 217
Income from lending activities	**7 340**	5 928
Non-interest revenue	**8 483**	8 379
Foreign currency translation gains/(losses)	**126**	(280)
Operating income	**15 949**	14 027
Total operating expenses	**11 157**	10 939
Operating expenses	**10 609**	10 314
Merger and recovery programme expenses	**155**	625
BEE transaction expenses	**393**	
Indirect taxation	**223**	470
Profit from operations before non-trading and capital items	**4 569**	2 618
Non-trading and capital items	**701**	(254)
Profit from operations	**5 270**	2 364
Share of profit of associates and joint ventures	**167**	147
Profit before direct taxation	**5 437**	2 511
Direct taxation	**1 140**	629
Profit for the year	**4 297**	1 882
Minority interest attributable to ordinary shareholders	**233**	125
Minority interest attributable to preference shareholders	**228**	229
Profit attributable to equity holders of the parent	**3 836**	1 528
Less: non-trading and capital items	**669**	(215)
- Non-trading and capital items	**701**	(254)
- Taxation on non-trading and capital items	**(32)**	39
Headline earnings	**3 167**	1 743
Average exchange rate at 31 December for R1	**1**	1

The income statement in South African rand has been translated into other currencies at the average exchange rates for the year.

2005 $m	2004 $m	2005 £m	2004 £m	2005 Euro m	2004 Euro m
3 648	3 571	2 014	1 948	2 948	2,867
2 309	2 452	1 275	1 337	1 866	(1,968)
1 339	1 120	739	611	1 082	899
187	191	103	104	151	153
1 152	929	636	507	931	746
1 332	1 313	735	716	1 076	1,054
20	(44)	11	(24)	16	(35)
2 504	2 198	1 382	1 199	2 024	1,765
1 752	1 714	967	935	1 416	1,376
1 666	1 616	920	882	1 346	1,298
24	98	13	53	20	79
62		34		50	
35	74	19	40	28	59
717	410	396	224	580	329
110	(40)	61	(22)	89	(32)
827	370	457	202	669	297
26	23	14	13	21	18
854	393	471	215	690	316
179	99	99	54	145	79
675	295	372	161	545	237
37	20	20	11	30	16
36	36	20	20	29	29
602	239	333	131	487	192
105	(34)	58	(18)	85	(27)
110	(40)	61	(22)	89	(32)
(5)	6	(3)	3	(4)	5
497	273	275	149	402	219
0,1570	0,1567	0,0867	0,0855	0,1269	0,1258

Group currency-adjusted balance sheet

	2005 Rm	2004 Rm
Assets		
Cash and cash equivalents	**11 142**	4 630
Other short-term securities	**17 014**	16 310
Derivative financial instruments	**16 176**	27 276
Government and other securities	**22 658**	26 224
Loans and advances	**248 408**	221 008
Other assets	**11 601**	7 101
Customers' indebtedness for acceptances	**1 291**	1 509
Current taxation receivable	**134**	196
Investment securities	**6 875**	6 561
Non-current assets held for sale	**385**	48
Investments in associate companies and joint ventures	**657**	1 019
Deferred taxation asset	**680**	1 258
Investment property	**163**	174
Property and equipment	**3 095**	2 828
Post-employment assets	**1 225**	1 183
Computer software and capitalised development costs	**1 320**	1 419
Mandatory reserve deposits with central bank	**5 747**	5 420
Goodwill	**3 687**	3 676
Total assets	**352 258**	327 840
Shareholders' equity and liabilities		
Ordinary share capital	**402**	394
Ordinary share premium	**10 465**	9 892
Reserves	**11 623**	8 051
Total equity attributable to equity holders	**22 490**	18 337
Minority shareholders' equity attributable to:		
– ordinary shareholders	**1 049**	680
– preference shareholders	**2 770**	2 770
Total shareholders' equity	**26 309**	21 787
Total liabilities	**325 949**	306 053
Derivative financial instruments	**17 055**	27 781
Amounts owed to depositors	**261 311**	250 747
Other liabilities	**32 357**	13 153
Liabilities under acceptances	**1 291**	1 509
Current taxation liabilities	**466**	193
Deferred taxation liabilities	**959**	1 143
Post-employment liabilities	**1 071**	1 109
Investment contract liabilities	**4 166**	3 109
Long-term debt instruments	**7 273**	7 309
Total shareholders' equity and liabilities	**352 258**	327 840
Guarantees on behalf of customers excluded from assets	**11 064**	10 770
Exchange rate at 31 December for R1	**1**	1

The balance sheet reported in South African rand has been translated into other currencies at the closing exchange rate at 31 December.

2005 $m	2004 $m	2005 £m	2004 £m	2005 Euro m	2004 Euro m
1 760	822	1 021	426	1 488	603
2 688	2 897	1 559	1 502	2 272	2 124
2 555	4 845	1 482	2 511	2 160	3 552
3 579	4 658	2 076	2 414	3 026	3 415
39 243	39 255	22 762	20 348	33 171	28 779
1 833	1 261	1 063	654	1 549	925
204	268	118	139	172	196
21	35	12	18	18	26
1 086	1 165	630	604	918	854
61	9	35	4	51	6
104	181	60	94	88	133
107	223	62	116	91	164
26	31	15	16	22	23
489	502	284	260	413	368
194	210	112	109	164	154
209	252	121	131	176	185
908	963	527	499	767	706
583	653	338	338	492	479
55 649	58 231	32 278	30 184	47 039	42 690
64	70	37	36	54	51
1 653	1 757	959	911	1 397	1 288
1 836	1 430	1 065	741	1 552	1 048
3 553	3 257	2 061	1 688	3 003	2 388
166	121	96	63	140	89
438	492	254	255	370	361
4 156	3 870	29 867	28 178	43 525	39 853
51 493	54 361	2 411	2 006	3 513	2 837
2 694	4 934	1 563	2 558	2 277	3 618
41 281	44 538	23 944	23 086	34 894	32 651
5 112	2 336	2 965	1 211	4 321	1 713
204	268	118	139	172	196
74	34	43	18	62	25
152	203	88	105	128	149
169	197	98	102	143	144
658	552	382	286	556	405
1 149	1 298	666	673	971	952
55 649	58 231	32 278	30 184	47 039	42 690
1 748	1 913	1 014	992	1 477	1 402
0,1580	0,1776	0 0916	0,0921	0,1335	0,1302



Capital management and Basel II

Overview

Nedbank Group's aspiration of being a great place to invest requires best-practice capital management for our shareholders. In line with this objective and similar extensive efforts in risk management and the related Basel II programme, Nedbank Group started to introduce worldclass capital management during 2005.

With Basel II as the catalyst, the banking industry is transitioning to proper risk-based capital requirements (or economic capital). The risk profile of a bank will drive its capital requirements and hence fundamentally impact its core financial performance metrics. Additionally, there is increased competition in the industry and South Africa has entered what appears to be a new low inflationary environment.

Accordingly, the rules of the game of banking are changing and factors critical to achieving high performance will include:

- optimising the balance sheet risk profile;
- optimising capital levels;
- integrating risk and capital into strategy, and linking this to performance measurement; and, ultimately
- shareholder value-based management.

Nedbank Group's proactive response to this and its stages to worldclass risk and capital management, as well as performance measurement, are illustrated below:



2003 / 2004
Build capabilities and introduce new concepts
2005
Educate, shadow-report, refine and integrate into three-year strategic planning (first time)
2006
Fine-tune, measure, monitor, report and begin to link with reward
2007
Finalise (100%), measure, monitor, report and reward
2008
Full performance measurement, capital allocation and reward/ incentives on risk-adjusted (ECap/EP) basis
Groupwide capital steering and optimisation
Strategic steering and pricing based on economic profit
Risk portfolio and capital optimisation
Capital allocation based on economic profit (using economic capital)
Economic profit = new KPI for Nedbank Group
Strategic capital management
RAPM (linking risk to return)
Risk appetite quantification
Risk and capital integrated into strategy
Shareholder value
Economic capital quantification (consistent measurement of all material risks)
Risk governance (ERMF)
Risk identification
Governance, measurement and quantification (Basel II is the catalyst)
Risk and capital management sophistication
TIMING ALIGNS WITH NEDBANK GROUP'S THREE-YEAR RECOVERY AND THE IMPLEMENTATION OF BASEL II IN SOUTH AFRICA
Stage 1: Completed
Stage 2 : Introduced in 2005
Stage 3: To be 'business as usual' by end-2007/2008

Capital Management Framework

A comprehensive Capital Management Framework (CMF), illustrated below, has been approved by the board.


BOARD OF DIRECTORS
STAKEHOLDERS
Depositors
Debtholders
Rating agencies
Regulators
RISK
VS
CAPITAL
ADEQUACY
(solvency)
SENIOR MANAGEMENT
RISK
VS
RETURN
(profitability)
STAKEHOLDERS
Shareholders
Analysts
General public
RISK
1
CAPITAL MANAGEMENT
Capital investment 2
Capital structuring 3
Capital allocation 4
Capital optimisation 5
STRATEGY
6
RISK-ADJUSTED PERFORMANCE MEASUREMENT
6 (RAPM)
Economic capital
FTP
AJTP
Business clusters
Group asset-liability management (ALM)
GROUP CAPITAL MANAGEMENT
Group Finance, Group Strategy and business clusters
Investor relations
METHODOLOGIES, POLICIES, PROCESSES, GOVERNANCE AND INDEPENDENT ASSURANCE

Key management functions:

1. Worldclass risk management (=core competency) from Nedbank Group's Basel II Programme and ERMF.
2. Managing the investment of cash raised through the issue of capital and/or the internal generation of capital (ie retention of profits). This is integrated into the overall ALCO process of Nedbank Group.
3. Managing the levels, mix and structure of economic, regulatory and statutory capital in line with Nedbank Group's current and planned (over three years) levels of business activity, risk appetite and desired level(s) of capital adequacy (including its target debt rating). Long-run capital planning is of particular emphasis here.
4. Managing the efficient employment of capital across Nedbank Group's businesses, based on economic capital allocation and economic profit.
5. Seeking an optimal level of capital by optimising the risk profile of the balance sheet through portfolio and value-based management principles, risk-based strategic planning, capital planning, economic capital allocation and sound management of the capital buffer.
6. Integrating risk-based capital into Nedbank Group's strategy and aligning this with management's performance measurement, achieved through established governance and management structures, the formal strategic planning process, performance scorecards and as set out in the group's new risk-adjusted performance measurement (RAPM) framework.


NEDBANK
GROUP

The new Group Capital Management Division (established in early-2005), which reports direct to the Chief Financial Officer, is mandated to champion the successful implementation of the CMF across the group.

The following is a brief outlay of the capital management governance in Nedbank Group:


BOARD OF DIRECTORS
GROUP RISK COMMITTEE
(Board committee)
Capital risk is a key component of this committee.
GROUP EXCO
GROUP REMUNERATION COMMITTEE
(Board committee)
Recommends the remuneration strategy for performance and aligning this with shareholder interests and optimising shareholder value creation.
ALCO AND EXECUTIVE RISK COMMITTEE
(Group Exco subcommittee)
Chairman: Mike Brown (CFO)
Capital risk is a key component of this committee.
GROUP FINANCE DIVISION
Mike Brown (CFO)
CAPITAL MANAGEMENT COMMITTEE
Chairman: Trevor Adams
Head: Group Capital Management and Basel II
GROUP CAPITAL MANAGEMENT DIVISION
(and Basel II Programme)
Head: Trevor Adams
GROUP PORTFOLIO RISK MANAGEMENT
Head: James Bernstein
CAPITAL MEASUREMENT, ADEQUACY AND PLANNING
Head: Alistair Swanepoel
STRATEGIC CAPITAL MANAGEMENT
Head: Markus Borner
Provides risk inputs, parameters, portfolio and value-at-risk MI for capital measurement, analytics, planning, scenario analysis, etc.
Provides capital analytics, projections and capital optimisation opportunities/ alternatives/ scenarios MI.
GROUP ALM DIVISION
Head: Mike Davis
ALM strategy and capital investment
Interest rate and liquidity risks are managed centrally by Group ALM. These, with Capital Risk, are reported on monthly into the ALCO and Executive Risk Committee.
BUSINESS CLUSTERS' RISK AND FINANCIAL LABS
Financial risk analytics, portfolio analysis, and model development, validation and maintenance within the business clusters.

The risk and capital management responsibilities of the board and Group Exco are incorporated in their respective terms of reference (charters) contained in the Enterprise-Wide Risk Management Framework (ERMF). They are assisted in this regard, and in the oversight of the group's capital risk (defined in the ERMF), by the board's Group Risk Committee and the ALCO and Executive Risk Committee (Group ALCO), respectively.

Group ALCO is in turn assisted by the Capital Management Committee (an interactive forum involving relevant senior management) and the Group Capital Management Division.

Risk-adjusted performance measurement

Risk-adjusted performance measurement (RAPM) is ultimately the essential component in Nedbank Group's capital management framework to achieving successful capital allocation, optimisation and integration into strategy.

There are two main measures implemented through the RAPM framework: risk-adjusted return on capital (RAROC), which expresses the risk-adjusted profit with respect to the capital necessary to generate the revenue, giving a relative measure of performance; and economic profit (EP), an absolute measure of shareholder value creation.

EP is being introduced as Nedbank Group's interpretation and measure for shareholder value creation, in conjunction with the existing traditional ROE measure, and from 2008 will become a key financial performance indicator for the Nedbank Group. This will ensure alignment with shareholders' interests.

The diagram below illustrates the adjustments made to the traditional income statement to arrive at Nedbank Group's risk-adjusted return measurement:


NEDBANK GROUP'S 'NEW' RISK-ADJUSTED INCOME STATEMENT
Gross income
Net interest income
Capital benefit
Other (NIR)
- Expected loss
- Expenses
= Risk-adjusted profit
÷ Economic capital (ECap)
= RAROC (%)
x ECap - (cost of capital x ECap)
= Economic profit (Rm)
Funds transfer pricing (FTP)
Produces NII after transfer of A/L mismatch risk to Group ALM taking into account:
- yield curve and maturity; and
- optionally and indeterminate maturities
Activity-justified transfer pricing (AJTP)
Allocates expenses based on true usage of resources
Capital benefit
Notional return on economic capital allocated
Expected loss (EL)
Substitutes for volatile accounting (IFRS) impairments
Economic capital (ECap)
Bottom-up internal measurement of risk consumed by businesses
Capital asset pricing model (CAPM) primarily used for determining the cost of capital



The group's cost of capital used for RAPM purposes at 31 December 2005 is calculated below.

Cost of capital is the weighted average of the cost (WACC) of the two equity components: ordinary and preference shares.

	Weighting	Cost	WACC
Cost of ordinary shares (after taxation) - Capital asset pricing model (CAPM)	88%	12,84%	
Cost of preference shares - 75% of Nedbank prime interest rate	12%	8,17%	
	100%		**12,28%**

Strategic capital plan

The board has approved a comprehensive Strategic Capital Plan (SCP), which has been integrated into the group's 2006 to 2008 business plan.

Included in this plan is Nedbank Group's strategic and tactical response to Basel II, economic capital, risk appetite and RAROC targets, long-run (three-year) capital planning and various capital optimisation initiatives.

The current capital management strategy is summarised in five core objectives:

- fully implemented economic capital and RAPM to align with shareholder interests and value-add;
- capital mix and structure to be changed to optimise and lower the cost of capital within the board-approved risk appetite targets;
- Basel II, including the group's tactical response, to be successfully implemented;
- capital levels to be optimised to enhance ROE, while never compromising the group's targeted capital adequacy ratios; and
- risk and capital to be integrated into strategy and to be linked to performance measurement and incentives.

The group's capital position is now robust, with the Tier 1 group capital adequacy ratio increasing from 8,1% in December 2004 to 9,4% in December 2005. The total group capital adequacy ratio has improved from 12,1% in December 2004 to 12,9% in December 2005. This improvement was higher than management originally anticipated due largely to higher than expected non-core assets sales and a higher than expected acceptance of the group's 2005 interim capitalisation award. As a result, a share repurchase programme has been initiated to manage capital levels proactively. In addition to this, the group has changed its dividend cover ratio from 3,0 to 3,5 times headline earnings to 2,5 to 3,0 times headline earnings.

Nedbank Group's strategic capital plan is focused on optimising the level, mix and structure of the capital base. To achieve this the group commenced a share repurchase programme during the last quarter of 2005. The group purchased 1,02 million shares at an average price of R98, which are held as treasury shares in a group company.

The group will continue with the dynamic management of its capital with a view to managing Tier 1 capital and the overall capital mix more efficiently, subject to the appropriate shareholder and regulatory approvals.

The group is also restructuring its subordinated (Tier 2) debt profile. The group currently plans to call the R2 billion NED 1 bond during 2006 and issue two new bonds of approximately R1,5 billion each, the first of which will be issued in April 2006, with a second issue around September 2006. The group also proposes to enhance its subordinated debt profile further in 2007, when the R4 billion NED 2 bond will in all likelihood be called and replaced with a series of smaller bonds. This will lower the cost of the Tier 2 capital, as the NED 1 and NED 2 bonds are relatively expensive, with an annual coupon rate of 11,3% and 13,15% respectively.

There are a number of items of national discretion that are in the process of being resolved between the South African Reserve Bank (SARB) and the industry, which could impact on Nedbank Group's capital planning.

These include:

- decision on the pillar 1 capital ratio;
- approach to the pillar 2 capital buffer;
- foundation internal-ratings-based (FIRB) versus advanced internal-ratings-based (AIRB) credit risk approach accreditation;
- qualifying capital and hybrid capital instruments;
- alternative standardised approach versus standardised approach qualification requirements for operational risk;
- other areas of national discretion; and
- final Basel II calibration.

In line with the key milestones for Basel II implementation in South Africa, the final draft of the new banking regulations is due in the second half of 2006, at which point these items of national discretion are expected to be largely resolved and Nedbank Group's capital planning may then be refined. The group will update its capital planning and communicate further details at the time of its 2006 interim results.

Capital adequacy

From an internal capital adequacy assessment perspective, Nedbank Group is adequately capitalised in relation to its current target debt (solvency) rating of A- in terms of its board-approved economic capital framework.

In respect of the current regulatory (Basel I) standard the group and Nedbank Limited's capital adequacy positions are also strong and, for the reasons set out earlier, well above our current target ratios of 12% (total) and 8% (Tier 1) for both Nedbank Group and Nedbank Limited:

	Nedbank Group		Nedbank Limited	
	2005	2004	**2005**	2004
Tier 1 (%)	**9,4**	8,1	**9,6**	8,3
Total regulatory capital adequacy (%)	**12,9**	12,1	**13,3**	12,5

Further information on the capital adequacy positions of the group and Nedbank Limited may be found on page 123.

Basel II update

Overview

The SARB has confirmed a common implementation date of 1 January 2008 for Basel II in South Africa. It is pleasing to note the resourcing for Basel II that has taken place at SARB during 2005 and the significant progress made with the drafting of the new regulations and Banks Act returns, which has had significant input from the major South African banks.

As reported previously, Nedbank Group has been following a strategic-based approach to its Basel II implementation since 2003, not only to comply with Basel II, but also to elevate the group's risk management, capital management and performance measurement to worldclass standards.

Nedbank Group's Basel II programme is summarised in four main components, as illustrated on the following page, and is on track with considerable implementation and use already in place.

Nedbank Group's targeted approaches for day-one implementation (ie 1 January 2008) of Basel II remain as follows:

- AIRB approach for credit risk;
- standardised approach for operational risk, but with worldclass operational risk management. A plan and roadmap have been finalised, and workstreams are under way for the advanced measurement approach (AMA), but target implementation of this is 2010;
- internal model approach for market trading risk; and
- worldclass capital management and ALM.

2003 – 2004
PLANNING

- Central Basel II programme office
- Expert advisers (Mercer Oliver Wyman)
- Gap analysis (2003 and 2004)
- Master implementation plan
- Detailed scoop of work document
- Project governance

2003 – 2005
RISK AND CAPITAL MEASUREMENT

- Credit rating methodology and models (for PD)
- Credit profiling methodology and tools (for LGD and EAD)
- Credit portfolio model (concentration risk)
- ALM tools
- Market risk tools
- Operational risk tools
- Capital projection model (long-term capital planning)
- Earnings volatility model (risk appetite)
- Economic capital model
- Basell II capital, economical capital, risk appetite and RAPM (including frameworks)

2004 – 2006
RISK AND CAPITAL MANAGEMENT

- Credit process redesign
- AIRB credit framework
- Financial risk labs
- Model validation (management and process)
- Risk-based pricing
- Credit portfolio management
- Capital management
- Capital management framework
- ALM (ALCO process)
- Risk and capital MI
- Operational risk management
- Enterprise-wide risk management (ERMF)

2005 – 2007
SHAREHOLDER VALUE-BASED MANAGEMENT

- New AIRB credit process implementation
- ALM optimisation
- Credit risk profile optimisation
- Managing portfolio distributions
- Client value management
- Capital structuring
- Capital allocation
- Capital optimisation
- Earnings volatility management (risk appetite)
- Integrated risk- and capital- based strategic planning
- Risk-adjusted performance measurement (RAPM)

Data management, information technology and automation, knowledge transfer/education and change management

Cost of Basel II implementation

The once-off costs associated with implementing the outlined target Basel II approaches, and elevating risk and capital management in the Nedbank Group to worldclass standards, is approximately R250 million.

This total estimated cost is spread over four years (2003 to 2006), with the major portion having been incurred by end-2005.

Basel II capital impact

Since 2004 capital reporting and projections to senior management and the board have included estimation of requirements under economic capital, Basel II regulatory capital and the current Basel I regulatory capital. In the first half of 2005 Nedbank Group reported to SARB via the Quantitative Impact Study (QIS) 4 on the preliminary estimated capital impacts of Basel II. SARB has indicated a requirement for banks to conduct a QIS 5 in 2006.

As noted earlier, there are a number of items of national discretion pertaining to the pending new regulations under Basel II that require resolution prior to the group being in a position to determine the finalised impact of Basel II on capital levels.

Nedbank Group has made various assumptions regarding these uncertainties and, based on these, our capital projections reflect a favourable position under Basel II at the end of 2007 (Basel II is effective in South Africa from 1 January 2008).

Annual financial statements

TABLE OF CONTENTS	PAGE

Reg No 1966/010630/06 (Incorporated in the Republic of South Africa)

www.nedbankgroup.co.za





Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities, management has developed, and continues to maintain, a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit Committee, the Nedbank Group and Nedbank Limited Risk Committees and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control, the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the fair presentation of the financial statements.

The financial statements are prepared, in all material respects, in accordance with International Financial Reporting Standards and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies that are consistently applied, except as otherwise stated, and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements set out on pages 138 to 244 and the Remuneration report on pages 77 to 87 have been approved by the board of directors and are signed on its behalf by:

WAM Clewlow
Chairman

TA Boardman
Chief Executive Officer

Sandown
22 March 2006

Company Secretary's certification

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2005 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
22 March 2006

Report of the independent auditors

To the members of Nedbank Group Limited

We have audited the annual financial statements and group annual financial statements of Nedbank Group Limited set out on pages 138 to 244 and the Remuneration report on pages 77 to 87, for the year ended 31 December 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the group at 31 December 2005 and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

KPMG Inc

KMPG Inc
Registered Accountants & Auditors
Chartered Accountants (SA)

Sandton
22 March 2006

Deloitte & Touche

Deloitte & Touche
Registered Accountants & Auditors
Chartered Accountants (SA)

Sandton
22 March 2006





Directors' report – 2005

for the year ended 31 December

NATURE OF BUSINESS

Nedbank Group Limited (Nedbank Group or the company) (previously Nedcor Limited) is a registered bank holding company that, through its subsidiaries, provides a wide range of financial services and is listed under 'banks' on the JSE.

FINANCIAL RESULTS

Full details of the financial results are set out on pages 142 to 244 of these annual financial statements.

YEAR UNDER REVIEW

The year under review is fully covered in the Chairman's statement, Chief Executive's report, operational review and the Chief Financial Officer's report.

SHARE CAPITAL

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 32 to the annual financial statements.

OWNERSHIP

The holding company of Nedbank Group is Old Mutual Life Assurance Company (South Africa) Limited and associates, which holds 50,19% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales. Further details of shareholders appear on page 246.

DIVIDENDS

Details of the dividends appear in note 14 to the annual financial statements on page 179.

DIRECTORS

Biographical details of the current directors are given on pages 24 to 27. Details of directors' remuneration and share options appear on pages 77 to 87.

During the period under review the following changes were made to the board of Nedbank Group:

- RM Head was appointed as a non-executive director (1 January 2005);
- TH Nyasulu resigned as an independent non-executive director and Vice-chairman (26 January 2005);
- PF Nhleko resigned as a non-executive director (21 April 2005);
- ML Ndlovu changed status from executive director to non-executive director (1 May 2005);
- MA Enus-Brey, RJ Khoza and GT Serobe were appointed as non-executive directors (16 August 2005); and
- RJ Khoza was appointed Chairman Designate (to become Chairman on 4 May 2006).

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs TA Boardman, RG Cottrell, JB Magwaza and CML Savage and they, being eligible, make themselves available for election. Mr MA Enus-Brey and Dr RJ Khoza and Mrs GT Serobe were appointed on 16 August 2005, and in terms of the articles are due to retire at the annual general meeting. These directors are available for election.

Details of the members of the board who served throughout the year, except as listed, are given below:

Name	Position as director	Date initially appointed as director	Date resigned (where applicable)
CJW Ball	Independent non-executive director	1 November 2002	
TA Boardman	Chief Executive – executive director	1 November 2002	
MWT Brown	Chief Financial Officer – executive director	17 June 2004	
WAM Clewlow	Chairman – non-executive director	12 September 2000	
RG Cottrell	Independent non-executive director	25 November 2002	
BE Davison	Independent non-executive director	25 November 2002	
N Dennis (British)	Independent non-executive director	25 November 2002	
MA Enus-Brey	Non-executive director	16 August 2005	
B de L Figaji	Independent non-executive director	25 November 2002	
RM Head (British)	Non-executive director	1 January 2005	
MM Katz	Vice-chairman – non-executive director	4 November 1997	
RJ Khoza	Non-executive director	16 August 2005	
JB Magwaza	Independent non-executive director	1 October 1996	
ME Mkwanazi	Independent non-executive director	20 April 1999	
ML Ndlovu	Vice-chairman – non-executive director	1 November 1994	
PF Nhleko	Non-executive director	25 November 2002	21 April 2005
TH Nyasulu	Vice-chairman – independent non-executive director	29 July 2002	26 January 2005
JVF Roberts (British)	Non-executive director	1 January 2001	
CML Savage	Independent non-executive director	1 November 2002	
GT Serobe	Non-executive director	16 August 2005	
JH Sutcliffe (British)	Non-executive director	10 December 2001	

COMPANY SECRETARY AND REGISTERED OFFICE

The Company Secretary is Mr GS Nienaber and his address and that of the registered office are as follows:

Business address
Nedbank Group Limited
Nedbank Sandton
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
Nedbank Group Limited
PO Box 1144
Johannesburg, 2000
South Africa

PROPERTY AND EQUIPMENT

There is no change in the nature of the property and equipment of the group or in the policy regarding their use during the year.

CONTRACTS

The Wiphold Consortium and the Brimstone Consortium were chosen as active black business partners to assist in growing and repositioning the Nedbank Group business and driving its internal transformation. Aka Capital will fulfil the role of business development partner. Accordingly, performance agreements were entered into between Nedbank Group and the aforementioned parties, which govern, *inter alia*, the setting of the performance criteria, their evaluation and the performance fee in respect of the black business and business development partner trusts.

DIRECTORS' SERVICE CONTRACTS

There are no service contracts with any of the directors of the company, with the exception of Messrs TA Boardman and MWT Brown and a consultancy contract with Mr ML Ndlovu.

Mr TA Boardman's employment is governed by a service contract, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and securities between the respective parties. Mr Boardman's service contract runs with effect from 10 December 2003 for a period not exceeding five years. The service contract stipulates a maximum notice period of six months under most circumstances.

A similar service contract was agreed at the time of the appointment of Mr MWT Brown on 17 June 2004. This service contract is effective until Mr Brown reaches the normal retirement age and a notice period of six months is required under most circumstances.

Mr ML Ndlovu's employment is governed by a consultancy contract, agreed at the time of his appointment as a non-executive Vice-chairman of the company on 1 May 2005. Mr Ndlovu has also undertaken, in addition to his board duties, to provide certain consultancy services to the Nedbank Group.

INSURANCE

The group has placed cover in the London traditional insurance market of up to R1,85 billion in excess of R50 million. Group captive insurers provide cover for losses that may occur below the R50 million level, retaining R100 million. Certain layers of the group insurance programme are now shared with the Old Mutual Group.

SUBSIDIARY COMPANIES

Details of principal subsidiary companies are reflected on pages 236 to 238 of the annual financial statements.

SPECIAL RESOLUTIONS

Nedbank Group called a general meeting of its shareholders on 22 July 2005 to obtain approval (in terms of its then proposed black economic empowerment (BEE) scheme) to:

- allot and issue shares to the Nedbank Eyethu Non-executive Directors' Trust; and
- authorise the company to exercise a call option granted to it by each of its BEE partners and repurchase a variable number of ordinary shares held by such BEE partners at the expiry of the various lock-in periods applicable to each BEE scheme.

Nedcor Insurance Company Limited passed a special resolution at a general meeting on 9 March 2005 in terms of which specific approval was obtained in terms of section 85(2) of the Companies Act, 61 of 1973, for the repurchase of 126 ordinary shares in its share capital.

Taquanta Treasury Solutions (Pty) Limited passed a special resolution at a general meeting on 10 May 2005 for the cancellation of 2 970 888 889 authorised but unissued shares.

Nedcor Investment Holdings 101 Limited passed a special resolution at a general meeting on 10 October 2005, changing its name to Nedgroup Investment Holdings 101 Limited.

Nedlend Limited passed a special resolution at a general meeting on 7 December 2005, amending its articles of association to allow for the acquisition of shares in itself, or in its holding company up to a maximum of 10% of the issued shares of the holding company.



REPURCHASE OF SHARES

During December 2005, in terms of the general authority granted by shareholders, a wholly owned subsidiary of Nedbank Group acquired a total of 1 019 065 Nedbank Group shares (constituting approximately 0,26% of Nedbank Group's issued share capital) at an average price of R97,73 per share (total consideration paid: R99 589 000). The Nedbank Group shares repurchased in terms of the general authority are treated as treasury shares. As such, these shares have no voting rights and are disregarded in calculating earnings and net asset value per share. As the shares had been acquired by a Nedbank Group subsidiary (and not Nedbank Group itself), application was not made to the JSE, on which Nedbank Group shares are listed, for the reduction in the number of Nedbank Group shares listed.

Members will be requested to renew the general authority enabling the company or a subsidiary of the company to repurchase shares.

POST-BALANCE-SHEET EVENTS

The directors are not aware of any material post-balance-sheet events that have occurred between balance sheet date and 22 March 2006.

DIRECTORS' INTERESTS

At 31 December 2005 the directors' interests in ordinary shares in Nedbank Group Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	**2005**	2004	**2005**	2004	**2005**	2004
CJW Ball	**10 000**	10 000				
TA Boardman	**15 098**					
MWT Brown	**9 803**		**909**	909		
WAM Clewlow			**2 849**	2 849		
RG Cottrell	**529**	523				
BE Davison						
N Dennis						
MA Enus-Brey*+			**1 592**		**546**	
B de L Figaji*			**99 789**		**2 296**	
RM Head						
MM Katz			**4 325**	4 273		
RJ Khoza*++			**1 031**		**1 031**	
JB Magwaza*	**150**	150	**99 739**		**549**	
ME Mkwanazi*	**1 667**	1 647	**99 789**		**1 148**	
ML Ndlovu			**215 768**	18 299		
JVF Roberts						
CML Savage	**8 452**	8 452				
GT Serobe*+++			**972**		**2 458**	
JH Sutcliffe						
Total	**45 699**	20 772	**526 763**	26 330	**8 028**	–

**Includes shares bought in terms of the Retail Eyethu Scheme by immediate family members.*
+Excludes 3 993 757 shares held by The Brimstone-Mtha Financial Services Trust.
++Excludes 1 697 346 shares held by The Aka-Nedbank Eyethu Trust.
+++Excludes 3 993 757 shares held by The Wiphold Financial Services Number Two Trust.
Refer to the circular to ordinary shareholders issued on 15 June 2005 for further information relating to the abovementioned trusts.

None of the directors had any direct non-beneficial interest in the shares of the company during the year under review.

At 31 December 2005 the directors' interests in the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	**2005**	2004	**2005**	2004	**2005**	2004
CJW Ball	**144 300**	144 300				
TA Boardman					**85 000**	85 000
MWT Brown						
WAM Clewlow						
RG Cottrell					**29 363**	29 363
BE Davison				18 700		
N Dennis	**47 500**	47 500				
B de L Figagi						
MA Enus-Brey						
RM Head						
MM Katz	**475 000**	475 000			**105 000**	105 000
Dr RJ Khoza						
JB Magwaza						
ME Mkwanazi						
ML Ndlovu						
JVF Roberts						
CML Savage			**212 700**	212 700		
GT Serobe						
JH Sutcliffe						
Total	**666 800**	666 800	**212 700**	231 400	**219 363**	219 363

None of the directors had any direct non-beneficial interest in Nedbank preference shares during the year under review.

There has been no material change in directors' interests since 31 December 2005. There are 731 794 (2004: 847 210) options outstanding that have been granted to directors in terms of the Nedcor Group (1994) Employee Incentive Scheme and 220 000 (2004: 0) options outstanding that have been granted to directors in terms of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme. Refer to the remuneration report on pages 77 to 87.





Group income statement

for the year ended 31 December

	Notes	2005 Rm	Restated 2004 Rm
Interest and similar income	5	**23 234**	22 789
Interest expense and similar charges	6	**14 705**	15 644
Net interest income		**8 529**	7 145
Impairment losses on loans and advances	21.1	**1 189**	1 217
Income from lending activities		**7 340**	5 928
Non-interest revenue	7	**8 483**	8 379
Foreign currency translation gains/(losses)		**126**	(280)
Operating income		**15 949**	14 027
Total operating expenses		**11 157**	10 939
Operating expenses	8	**10 609**	10 314
Merger and recovery programme expenses	9.1	**155**	625
BEE transaction expenses	9.2	**393**	
Indirect taxation	10	**223**	470
Profit from operations before non-trading and capital items		**4 569**	2 618
Non-trading and capital items	11	**701**	(254)
Profit from operations		**5 270**	2 364
Share of profits of associates and joint ventures	26.2	**167**	147
Profit before direct taxation		**5 437**	2 511
Direct taxation	12.1	**1 140**	629
Profit for the year		**4 297**	1 882
Profit attributable to:			
Equity holders of the parent		**3 836**	1 528
Minority interest – ordinary shareholders		**233**	125
Minority interest – preference shareholders	14.2	**228**	229
		4 297	1 882
Basic earnings per share (cents)	13	**966**	423
Diluted basic earnings per share (cents)	13	**958**	422
Dividend paid per share (cents)	14.1	**181**	79
Dividend declared per share (cents)	14.1	**290**	120

Group balance sheet
as at 31 December

	Notes	2005 Rm	Restated 2004 Rm
Assets			
Cash and cash equivalents	15	**11 142**	4 630
Other short-term securities	16	**17 014**	16 310
Derivative financial instruments	17.1	**16 176**	27 276
Government and other securities	19.1	**22 658**	26 224
Loans and advances	20.1	**248 408**	221 008
Other assets	22	**11 601**	7 101
Clients' indebtedness for acceptances		**1 291**	1 509
Current taxation receivable	23	**134**	196
Investment securities	24.1	**6 875**	6 561
Non-current assets held for sale	25	**385**	48
Investments in associate companies and joint ventures	26.1	**657**	1 019
Deferred taxation asset	27.1	**680**	1 258
Investment property	28.1	**163**	174
Property and equipment	29	**3 095**	2 828
Post-employment assets	30	**1 225**	1 183
Computer software and capitalised development costs	31.1	**1 320**	1 419
Mandatory reserve deposits with central bank	15	**5 747**	5 420
Goodwill	31.3	**3 687**	3 676
Total assets		**352 258**	327 840
Total equity and liabilities			
Ordinary share capital	32.1	**402**	394
Ordinary share premium		**10 465**	9 892
Reserves		**11 623**	8 051
Total equity attributable to equity holders of the parent		**22 490**	18 337
Minority shareholders' equity attributable to:			
– ordinary shareholders		**1 049**	680
– preference shareholders	32.2	**2 770**	2 770
Total equity		**26 309**	21 787
Derivative financial instruments	17.1	**17 055**	27 781
Amounts owed to depositors	33.1	**261 311**	250 747
Other liabilities	33.4	**32 357**	13 153
Liabilities under acceptances		**1 291**	1 509
Current taxation liabilities	23	**466**	193
Deferred taxation liabilities	27.1	**959**	1 143
Post-employment liabilities	30	**1 071**	1 109
Investment contract liabilities	34.1	**4 166**	3 109
Long-term debt instruments	35	**7 273**	7 309
Total liabilities		**325 949**	306 053
Total equity and liabilities		**352 258**	327 840
Guarantees on behalf of clients	36	**11 064**	10 770



Group statement of changes in total shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Reserves not available for distribution Rm
Balance at 31 December 2003 in accordance with SA GAAP	274 754 425	275	4 801	6
Net effect of adopting IFRS				
Restated balance at 1 January 2004 in accordance with IFRS	274 754 425	275	4 801	6
Net income/(expense) recognised directly in equity				50
Transfer from/(to) reserves				98
Release of reserve previously not available*				(48)
Foreign currency translation reserve movements				
Revaluation of property				
Share-based payments reserve movements				
Acquisition of subsidiaries				
Available-for-sale reserve				
Other				
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	2 766 258	3	168	
Shares issued in terms of rights offer	114 481 010	114	5 037	
Other share issues	2 209 697	2	102	
Share issue expenses			(215)	
Shares held by subsidiaries	(240 000)		(1)	
Preference share cumulative dividend				
Preference share dividend paid				
Dividends to shareholders				
Profit for the year				
Balance at 31 December 2004	**393 971 390**	**394**	**9 892**	**56**
Net income/(expense) recognised directly in equity				**3**
Transfer from/(to) reserves				**73**
Release of reserve previously not available*				**(70)**
Foreign currency translation reserve movements				
Revaluation of property				
Share-based payments reserve movements				
Available-for-sale reserve				
Buy-out of minorities				
Capitalisation of minorities				
Disposal of subsidiaries				
Other				
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**3 089 336**	**4**	**258**	
Shares issued in terms of capitalisation award	**4 242 512**	**4**	**360**	
Shares issued in terms of BEE transaction	**41 268 130**	**41**	**723**	
Share issue expenses			**(54)**	
Shares acquired by group entities	**(1 021 381)**	**(1)**	**(99)**	
Shares acquired by BEE trusts	**(39 796 430)**	**(40)**	**(615)**	
Preference share dividend paid				
Dividends to shareholders				
Profit for the year				
Balance at 31 December 2005	**401 753 557**	**402**	**10 465**	**59**

*Release of reserve previously not available relates to differences between the market price and the exercise price of options granted to employees that were exercised in the current year.

**Represents mainly other non-distributable revaluation surplus on capital items.

***Represents the accumulated profits after distributions to shareholders and appropriations of retained earnings to other non-distributable reserves.

Foreign currency translation reserve Rm	Property revaluation reserve Rm	Share-based payments reserve Rm	Other ** non-distributable reserves Rm	Available-for-sale reserve Rm	Other *** distributable reserves Rm	Total ordinary shareholders' equity Rm	Minority shareholders' interest Rm	Preference share capital and premium Rm	Total shareholders' equity Rm
(209)			107		6 667	11 647	652	2 802	15 101
209	296	9			(648)	(134)	(30)		(164)
	296	9	107		6 019	11 513	622	2 802	14 937
(148)	(34)	26	61	489	(89)	355	(52)		303
	(53)		39		(84)	–			–
						(48)			(48)
(148)						(148)			(148)
	19					19			19
		26				26			26
						–	(38)		(38)
				489		489			489
			22		(5)	17	(14)		3
						171			171
						5 151			5 151
						104			104
						(215)			(215)
						(1)			(1)
						–		(32)	(32)
						–		(229)	(229)
					(269)	(269)	(15)		(284)
					1 528	1 528	125	229	1 882
(148)	262	35	168	489	7 189	18 337	680	2 770	21 787
95	153	466	65	(204)	(115)	463	136	–	599
			60		(133)	–			–
						(70)			(70)
95						95	10		105
	153					153			153
		466				466			466
				(204)		(204)			(204)
						–	27		27
						–	107		107
						–	(10)		(10)
			5		18	23	2		25
						262			262
						364			364
						764			764
						(54)			(54)
						(100)			(100)
						(655)			(655)
						–		(228)	(228)
					(727)	(727)			(727)
					3 836	3 836	233	228	4 297
(53)	415	501	233	285	10 183	22 490	1 049	2 770	26 309



Group cash flow statement

for the year ended 31 December

	Notes	2005 Rm	Restated 2004 Rm
Cash flows from operating activities	38.1	**6 898**	5 884
Cash received from clients	38.2	**31 469**	31 029
Cash paid to clients, employees and suppliers	38.3	**(24 928)**	(25 656)
Dividends received on investments		**140**	143
Recoveries on loans previously written off		**226**	227
Effects of exchange rate changes on cash and cash equivalents (excluding foreign borrowings)		**(9)**	141
Change in funds for operating activities		**2 023**	(11 891)
Increase in operating assets	38.4	**(17 986)**	(21 099)
Increase in operating liabilities	38.5	**20 009**	9 208
Net cash from/(utilised by) operating activities before taxation		**8 921**	(6 007)
Taxation paid	38.6	**(852)**	(835)
Cash flows from/(utilised by) operating activities		**8 069**	(6 842)
Cash flows (utilised by)/from investing activities		**(927)**	2 762
Acquisition of property and equipment		**(750)**	(948)
Proceeds on disposal of property and equipment		**132**	277
Net (acquisition)/disposal of investment banking assets		**(228)**	97
Proceeds on disposal of investments in associate companies and other investments		**(82)**	1 568
Proceeds on disposal of insurance assets			1 516
Disposal of investments in subsidiary companies net of cash	38.7	**1**	343
Acquisition of investments in subsidiary companies net of cash	38.8		(91)
Cash flows (utilised by)/from financing activities		**(303)**	1 903
Proceeds from issue of ordinary shares		**581**	5 211
Decrease in long-term debt instruments		**(36)**	(2 778)
Capital contribution by minority		**107**	
Dividends paid to ordinary shareholders	38.9	**(727)**	(269)
Preference dividends paid		**(228)**	(261)
Net increase/(decrease) in cash and cash equivalents		**6 839**	(2 177)
Cash and cash equivalents at the beginning of the year (including mandatory reserve deposits with central banks)		**10 050**	12 227
Cash and cash equivalents at the end of the year (including mandatory reserve deposits with central banks)	15	**16 889**	10 050

Operational segmental reporting

for the year ended 31 December

	Nedbank Group		Nedbank Corporate	
	2005	Restated 2004	2005	Restated 2004
Balance sheet (Rbn)				
Cash and cash equivalents	**17**	10	**1**	
Other short-term securities	**17**	16	**1**	1
Derivative financial instruments	**16**	27		
Government and public sector securities	**23**	26	**2**	2
Mortgage loans	**114**	96	**44**	39
Leases and instalment debtors	**35**	29	**12**	11
Loans and overdrafts	**105**	103	**48**	45
Other assets*	**25**	21		2
Intergroup assets			**30**	23
Total assets	**352**	328	**138**	123
Current and savings accounts	**47**	45	**15**	15
Other deposit and loan accounts	**255**	226	**113**	99
Derivative financial instruments	**17**	28		
Intergroup liabilities				
Long-term debt	**7**	7		
Allocated capital	**26**	22	**10**	9
Total liabilities	**352**	328	**138**	123
Income statement (Rm)				
Net interest income	**8 529**	7 145	**4 025**	3 986
Impairment charge on loans and advances	**1 189**	1 217	**228**	259
Income from lending activities	**7 340**	5 928	**3 797**	3 727
Non-interest revenue	**8 483**	8 379	**2 426**	2 118
Foreign currency translation gains/(losses)	**126**	(280)		
Operating income	**15 949**	14 027	**6 223**	5 845
Total expenses	**11 157**	10 939	**3 528**	3 405
Operating expenses	**10 764**	10 939	**3 495**	3 405
BEE transaction expenses	**393**		**33**	
Indirect taxation	**223**	470	**38**	28
Profit/(Loss) from operations	**4 569**	2 618	**2 657**	2 412
Share of profits of associates and joint ventures	**167**	147	**51**	33
Profit/(Loss) before direct taxation	**4 736**	2 765	**2 708**	2 445
Direct taxation	**1 108**	668	**675**	644
Profit/(Loss) after taxation	**3 628**	2 097	**2 033**	1 801
Minority interest income attributable to ordinary shareholders	**233**	125	**49**	26
Minority interest income attributable to preference shareholders	**228**	229		
Headline earnings	**3 167**	1 743	**1 984**	1 775
Selected ratios**				
Average interest-earning banking assets (Rbn)	**240**	225	**125**	122
Return on average assets (%)	**0,9+**	0,5+	**1,6**	1,4
Return on average equity (%)	**15,5**	11,0	**19,7**	18,7
Return on equity (excluding BEE) (%)	**17,4**	11,0	**20,0**	18,7
Interest margin (%)	**3,55**	3,19	**3,21**	3,26
Non-interest revenue to gross income (%)	**50,2**	53,1	**37,6**	34,7
Impairments to advances (%)	**0,49**	0,55	**0,23**	0,27
Efficiency ratio (%)	**65,1**	71,8	**54,7**	55,8
Efficiency ratio (excluding BEE) (%)	**62,8**	71,8	**54,2**	55,8
Effective taxation rate (%)	**23,4**	24,2	**24,9**	26,4
Number of employees	**22 188**	21 103	**5 236**	5 472

+These ratios were calculated on simple average assets.

**Other assets are disclosed net of impairment losses on loans and advances.*

***These ratios were calculated using amounts to Rm to provide more accurate information.*

****ROE calculated before minority interest for Imperial Bank is 25% for December 2005; 20,3% for December 2004.*

Depreciation of R427 million (2004: R457 million) and amortisation of R423 million (2004: R395 million) of property, equipment, computer software and capitalised development costs are charged on an activity-justified transfer pricing methodology by the segment owning the assets to the segments utilising the benefits thereof.



Operational segmental reporting

for the year ended 31 December

	Nedbank Capital		Nedbank Retail	
		Restated		Restated
	2005	2004	**2005**	2004
Balance sheet (Rbn)				
Cash and cash equivalents	**8**	3	**1**	1
Other short-term securities	**11**	12	**4**	3
Derivative financial instruments	**16**	27		
Government and public sector securities	**15**	17		
Mortgage loans			**65**	52
Leases and instalment debtors			**8**	7
Loans and overdrafts	**44**	41	**12**	14
Other assets*	**8**	3	**6**	4
Intergroup assets	**15**	8		
Total assets	**117**	111	**96**	81
Current and savings accounts		1	**32**	29
Other deposit and loan accounts	**97**	79	**42**	39
Derivative financial instruments	**17**	28		
Intergroup liabilities			**17**	8
Long-term debt				
Allocated capital	**3**	3	**5**	5
Total liabilities	**117**	111	**96**	81
Income statement (Rm)				
Net interest income	**698**	451	**4 389**	3 685
Impairment charge on loans and advances	**142**	77	**887**	725
Income from lending activities	**556**	374	**3 502**	2 960
Non-interest revenue	**1 886**	2 080	**3 706**	3 726
Foreign currency translation gains/(losses)				
Operating income	**2 442**	2 454	**7 208**	6 686
Total expenses	**1 150**	1 216	**5 804**	5 753
Operating expenses	**1 146**	1 216	**5 705**	5 753
BEE transaction expenses	**4**		**99**	
Indirect taxation	**44**	40	**164**	177
Profit/(Loss) from operations	**1 248**	1 198	**1 240**	756
Share of profits of associates and joint ventures			**54**	9
Profit/(Loss) before direct taxation	**1 248**	1 198	**1 294**	765
Direct taxation	**224**	333	**332**	183
Profit/(Loss) after taxation	**1 024**	865	**962**	582
Minority interest income attributable to ordinary shareholders	**7**	2	**24**	18
Minority interest income attributable to preference shareholders				
Headline earnings	**1 017**	863	**938**	564
Selected ratios**				
Average interest-earning banking assets (Rbn)	**44**	36	**81**	71
Return on average assets (%)	**1,3**	1,4	**1,1**	0,7
Return on average equity (%)	**29,2**	29,3	**18,4**	12,1
Return on equity (excluding BEE) (%)	**29,4**	29,3	**20,3**	12,1
Interest margin (%)	**1,58**	1,23	**5,44**	5,20
Non-interest revenue to gross income (%)	**73,0**	82,2	**45,8**	50,3
Impairments to advances (%)	**0,43**	0,29	**1,14**	1,05
Efficiency ratio (%)	**44,5**	48,0	**71,7**	77,6
Efficiency ratio (excluding BEE) (%)	**44,3**	48,0	**70,5**	77,6
Effective taxation rate (%)	**18,0**	27,8	**25,7**	23,9
Number of employees	**616**	602	**12 127**	11 232

+These ratios were calculated on simple average assets.
**Other assets are disclosed net of impairment losses on loans and advances.*
***These ratios were calculated using amounts to Rm to provide more accurate information.*
****ROE calculated before minority interest for Imperial Bank is 25% for December 2005; 20,3% for December 2004.*

Imperial Bank		Shared services		Central management		Eliminations	
2005	Restated 2004	**2005**	Restated 2004	**2005**	Restated 2004	**2005**	Restated 2004
		1		**6**	6		
1							
	1			**6**	6		
5	5						
15	11						
1	1		1		1		
	(1)	**8**	7	**3**	6		
						(45)	(31)
22	17	**9**	8	**15**	19	**(45)**	(31)
		2	3	**1**	6		
19	15	**6**	4	**3**	4	**(45)**	(31)
1	1			**6**	6		
2	1	**1**	1	**5**	3		
22	17	**9**	8	**15**	19	**(45)**	(31)
799	639	**(366)**	(256)	**(1 016)**	(1 360)		
115	243	**(192)**	(7)	**9**	(80)		
684	396	**(174)**	(249)	**(1 025)**	(1 280)		
53	86	**480**	772	**(21)**	(134)	**(47)**	(269)
				126	(280)		
737	482	**306**	523	**(920)**	(1 694)	**(47)**	(269)
354	316	**265**	718	**103**	(200)	**(47)**	(269)
354	316	**256**	718	**(145)**	(200)	**(47)**	(269)
		9		**248**			
14	8	**96**	187	**(133)**	30		
369	158	**(55)**	(382)	**(890)**	(1 524)		
		61	103	**1**	2		
369	158	**6**	(279)	**(889)**	(1 522)		
78	15	**40**	(138)	**(241)**	(369)		
291	143	**(34)**	(141)	**(648)**	(1 153)		
147	72	**1**	6	**5**	1		
				228	229		
144	71	**(35)**	(147)	**(881)**	(1 383)		
17	14	**1**	1	**9**	8	**(37)**	(27)
0,7+	0,4+						
12,4	10,0						
12,4	10,0						
4,74	4,63						
6,2	11,9						
0,65	1,72						
41,6	43,6						
41,6	43,6						
21,1	9,5						
793	753	**3 398**	3 025	**18**	19		

Basis of preparation

Management information systems and reporting continue to be enhanced, with matched-maturity funds transfer pricing now operational and activity-justified funds transfer pricing refined to allocate additional costs from the centre to the respective operating divisions. The segmental reports have been adjusted to reflect these changes as well as other changes as a result of the group reorganisation completed in late 2004. Good progress has also been made in implementing economic capital measurement, which is currently being run in parallel with the existing reporting systems, with a view to full implementation for 2006.



Geographical segmental reporting

for the year ended 31 December

	Nedbank Group	
	2005 Rm	Restated 2004 Rm
Income statement		
Net interest income	8 529	7 145
Impairment charge on loans and advances	1 189	1 217
Income from lending activities	7 340	5 928
Non-interest revenue	8 483	8 379
Foreign currency translation gains/(losses)	126	(280)
Operating income	15 949	14 027
Total operating expenses	11 157	10 939
Operating expenses	10 609	10 314
Merger and recovery programme expenses	155	625
BEE transaction expenses	393	
Indirect taxation	223	470
Profit from operations	4 569	2 618
Share of profits of associates and joint ventures	167	147
Profit before direct taxation	4 736	2 765
Direct taxation	1 108	668
Profit after taxation	3 628	2 097
Minority interest income attributable to ordinary shareholders	233	125
Minority interest income attributable to preference shareholders	228	229
Headline earnings	3 167	1 743

South Africa		Rest of Africa		Rest of world	
2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm
7 958	6 558	328	301	243	286
1 190	1 155	15	34	(16)	28
6 768	5 403	313	267	259	258
7 940	7 724	199	37	344	618
126	(280)				
14 834	12 847	512	304	603	876
10 423	9 992	326	282	408	665
9 909	9 405	326	280	374	629
121	587		2	34	36
393					
216	464	3	1	4	5
4 195	2 391	183	21	191	206
122	91	45	56		
4 317	2 482	228	77	191	206
1 020	641	62	22	26	5
3 297	1 841	166	55	165	201
185	105	31	10	17	10
228	229				
2 884	1 507	135	45	148	191





1 ACCOUNTING POLICIES

The following principal accounting policies have been applied consistently in dealing with items that are considered material in relation to the Nedbank Group financial statements.

1.1 Basis of preparation

The group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, and the requirements of the South African Companies Act. These are the group's first consolidated financial statements prepared in accordance with IFRS. In prior years the group prepared its consolidated financial statements in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The group has restated its opening balance sheet at 1 January 2004 applying IFRS retrospectively, except with regard to the following items, in respect of which IFRS 1: First-time Adoption of International Financial Reporting Standards either permits, prohibits or modifies the retrospective application of IFRS:

- Goodwill at 1 January 2004 is stated at its carrying value previously reported under SA GAAP, after testing for impairment.
- Cumulative translation differences on consolidation are deemed to be zero at 1 January 2004.
- Previously unrecognised actuarial gains and losses on the provision for post-employment benefit plans are recognised fully at 1 January 2004. In calculating unrecognised actuarial gains and losses under the 'corridor method' (see note 1.12) the inception of the plan is treated as being 1 January 2004.
- The fair value of owner-occupied property at 1 January 2004 is treated as the property's deemed cost at that date.
- Share-based payments (see note 1.13).

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the group is provided in note 3.

The financial statements are presented in South African rands (ZAR) and are rounded to the nearest million rands. They are prepared on the historical-cost basis, except for the following assets and liabilities that are stated at their fair value:

- derivative financial instruments;
- financial assets and financial liabilities classified as held-for-trading;
- financial assets and financial liabilities designated at fair value through profit or loss;
- financial assets classified as available-for-sale; and
- investment property and owner-occupied properties.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all the group entities.

1.2 Foreign currency translation

(i) Foreign currency transactions

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of such transactions. The functional currency of the group's foreign operations is the currency of the primary economic environment in which these entities operate.

Monetary assets and liabilities in foreign currencies are translated into the functional currency of the group at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency of the group at foreign exchange rates ruling at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost are converted into the functional currency of the group at the rate of exchange ruling at the date of initial recognition and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in the income statement. Exchange differences for non-monetary items, for example equity instruments, are recognised in equity when the changes in the fair value of the non-monetary item are recognised in equity, and in profit or loss if the changes in fair value of the non-monetary item are recognised in profit or loss.

Non-monetary assets and liabilities denominated in foreign currencies that are stated at cost are translated into the functional currency at the rate of exchange at the date of initial recognition and are not subsequently retranslated.

(ii) Investments in foreign operations

The group's presentation currency is South African rand (ZAR). The assets and liabilities, including goodwill, of a foreign entity that has a non-rand functional currency are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in equity. These translation differences are recognised in profit or loss for the period on disposal of the foreign operation.

All other foreign entities are reported in rand functional currency, with translation differences being reported in income.

The primary major determinants of non-rand functional currencies are the economic factors that determine the sales price for goods and services, and costs. Additional supplementary factors to be considered are the funding, autonomy and cash flows.

1.3 Group accounting

(i) Subsidiary undertakings and special-purpose entities

Subsidiary undertakings are those enterprises controlled by the group. Subsidiary undertakings include special-purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a company, corporation, trust, partnership or unincorporated entity. The substance of the relationship between the group and a special-purpose entity indicates that the group controls the entity.

Control is deemed to exist when the group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The group considers the existence and effect of potential voting rights that are currently exercisable or convertible when assessing whether it has control. Entities in which the company holds half or less of the voting rights, but which are controlled by the group by retaining the majority of risks or benefits, are also included in the consolidated financial statements.

The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or cessation of control.

Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in the preparation of the group financial statements. Unrealised losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the group has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee (that is neither a subsidiary nor an investment in a joint venture).

The results and assets and liabilities of associates are incorporated in the group's financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Where an entity within the group transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Investments in associates held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale (see note 1.19) and those held by long-term policyholder insurance funds are accounted for as financial assets fair-valued through profit or loss (see note 1.4).

Where the group has an investment in an associate company held by its venture capital divisions, the investment is classified as held-for-trading and is measured at fair value, with changes in fair value recognised in profit and loss in the period in which they occur.

(iii) Joint ventures

Joint ventures are those entities over which the group has joint control in terms of a contractual agreement. Joint ventures are incorporated in the group's financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.



Notes to the financial statements

1 **ACCOUNTING POLICIES (continued)**

Where an entity within the group transacts with a joint venture of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture. When the group's share of losses exceeds the carrying amount of the joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the joint venture. Investments in joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale (see note 1.19) and those held by long-term policyholder insurance funds are accounted for as financial assets fair-valued through profit or loss (see note 1.5).

Where the group has an investment in a jointly controlled entity held by its venture capital divisions, the investment is classified as held-for-trading and is measured at fair value, with changes in fair value recognised in profit and loss in the period in which they occur.

1.4 Investment contracts

(i) Investment contract liabilities

Liabilities for unit-linked and market-linked contracts are reported at fair value. For unit-linked contracts the fair value is calculated as the account value of the units, ie the number of units held multiplied by the bid price value of the assets in the underlying fund (adjusted for taxation). For market-linked contracts the fair value of the liability is determined with reference to the fair value of the underlying assets. This fair value is calculated in accordance with the financial soundness valuation basis, except that negative rand reserves arising from the capitalisation of future margins are not permitted. The fair value of the liability, at a minimum, reflects the initial deposit of the client, which is repayable on demand.

Investment contract liabilities (other than unit-linked and market-linked contracts) are calculated at amortised cost.

Embedded derivatives included within investment contracts are separated and measured at fair value, and the host contract liability is measured on an amortised-cost basis.

(ii) Revenue on investment management contracts

Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees that exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period over which services will be provided. Investment management contracts in the asset management segment are accounted for similarly.

1.5 Financial instruments

Financial instruments, as reflected on the balance sheet, include all financial assets and financial liabilities, including derivative instruments, but exclude investments in subsidiaries, associated companies and joint ventures, employee benefit plans, property and equipment, deferred taxation, taxation payable, intangible assets, leases and goodwill. Financial instruments are accounted for under IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

(i) Initial recognition

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention ('regular way' purchases) are recognised at trade date, which is the date on which the group commits to purchase the asset. Financial liabilities are recognised on trade date, which is when the group becomes a party to the contractual provisions of the financial instrument.

Transactions that are not considered 'regular way' are treated as derivatives until settlement occurs.

(ii) Initial measurement

Financial instruments are initially recognised at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability.

(iii) Subsequent measurement

Subsequent to initial measurement, financial instruments are either measured at fair value or amortised cost, depending on their classification:

- *Financial assets and financial liabilities at fair value through profit or loss*

  Financial instruments at fair value through profit or loss consist of trading instruments and instruments that the group has elected, on initial recognition date, to designate as fair value through profit or loss.

Trading instruments are financial assets or financial liabilities that were acquired or incurred principally for the purpose of sale or repurchase in the near term, form part of a portfolio with a recent actual pattern of short-term profit-taking or are derivatives that do not form part of a designated and effective hedging relationship. The group's derivative transactions include foreign exchange contracts, interest rate futures, forward rate agreements, currency and interest rate swaps, currency and interest rate options (both written and purchased).

- *Financial assets and financial liabilities that the group has elected, on initial recognition date, to designate as at fair value through profit or loss are those that meet any one of the following criteria:*
  - where the fair value through profit or loss designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from using different bases to measure and recognise the gains and losses on financial assets and financial liabilities; or
  - the instrument forms part of a group of financial instruments that is managed, evaluated and reported on using a fair value basis in accordance with a documented risk management or investment strategy; or
  - the financial instrument contains an embedded derivative, which significantly modifies the cash flows of the host contract or where the embedded derivative would clearly require separation.

  Financial assets and financial liabilities at fair value through profit or loss are measured at fair value, with fair-value gains and losses (excluding impairment losses, interest income and interest expense calculated on the amortised-cost basis relating to those interest-bearing instruments that have been designated as at fair value through profit or loss) reported in non-interest revenue as they arise. Impairment losses calculated on the amortised cost basis are recognised in the income statement in impairment losses on loans and advances. Interest income and interest expense calculated on the amortised-cost basis are reported in interest income and expense.

- *Non-trading financial liabilities*

  All financial liabilities, other than those at fair value through profit or loss, are classified as non-trading financial liabilities and are measured at amortised cost.

- *Held-to-maturity financial assets*

  Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the group has the intent and ability to hold to maturity, other than those that meet the definition of loans and receivables or those that were designated as at fair value through profit or loss or available-for-sale. Held-to-maturity financial assets are measured at amortised cost, with interest income recognised in the income statement.

- *Loans and receivables*

  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the group as at fair value through profit or loss or available-for-sale. Financial assets classified as loans and receivables are carried at amortised cost, with interest revenue recognised in the income statement. The majority of the group's advances are included in the loans and receivables category.

- *Available-for-sale financial assets*

  Financial assets are classified as available-for-sale where the intention with regard to the instrument and its origination and designation does not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group's hold or sell decision.

  Available-for-sale financial assets are measured at fair value, with fair-value gains and losses recognised directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are removed from equity to the income statement as they arise. When available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, the resultant losses are recognised in profit or loss.

(iv) Embedded derivatives

Certain derivatives embedded in other financial and non-financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives and recognised on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains and losses reported in profit or loss.

If it is not possible to determine the fair value of the embedded derivative, the entire hybrid instrument is categorised as at fair value through profit or loss and measured at fair value, with changes in fair value being recognised in profit and loss.

1 ACCOUNTING POLICIES (continued)

(v) Measurement basis of financial instruments

- *Amortised cost*

Amortised-cost financial assets and financial liabilities are measured at fair value on initial recognition, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount, less any cumulative impairment losses.

- *Fair value*

Direct and incremental transaction costs are included in the initial fair value of financial assets and financial liabilities, other than those at fair value through profit or loss. The best evidence of the fair value of a financial asset or financial liability at initial recognition is the transaction price, unless the fair value of the instrument is evidenced by comparison with other current observable market transactions in the same instrument or based on a valuation technique whose variables include only market observable data.

Where quoted market prices or rates are available, such market data is used to determine the fair value of financial assets and financial liabilities that are measured at fair value. The bid price is used to measure financial assets held and the offer price is used to measure the fair value of financial liabilities. Mid-market prices are used to measure fair value only to the extent that the group has assets and liabilities with offsetting risk positions (refer to note 1.5 (viii)).

If quoted bid prices are unavailable, the fair value of financial assets and financial liabilities is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. In cases where the fair value of financial liabilities cannot be reliably determined, these liabilities are recorded at the amount due.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost. Fair value is considered reliably measurable if:

- the variability in the range of reasonable fair value estimates is not significant for that instrument; or
- the probabilities of the various estimates within the range can be reasonably assessed and used in estimating fair value.

(vi) Derecognition

All financial assets and financial liabilities are derecognised on trade date, which is when the group commits to selling a financial asset or redeeming a financial liability.

The group derecognises a financial asset when and only when:

- the contractual rights to the cash flows arising from the financial asset have expired or have been forfeited by the group; or
- it transfers the financial asset, including substantially all the risks and rewards of ownership of the asset; or
- it transfers the financial asset, neither retaining nor transferring substantially all the risks and rewards of ownership of the asset, but no longer retains control of the asset.

A financial liability is derecognised when and only when the liability is extinguished, ie when the obligation specified in the contract is discharged, cancelled or has expired.

The difference between the carrying amount of a financial asset or financial liability (or part thereof) that is derecognised and the consideration paid or received, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss for the period.

(vii) Impairment of financial assets

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that come to the attention of the group about the following loss events:

- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the group would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; or
- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  - adverse changes in the payment status of borrowers in the group; or
  - national or local economic conditions that correlate with defaults on the assets in the group.

- *Assets carried at amortised cost*

  If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in profit or loss.

  The group first assesses whether there is objective evidence of impairment individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the group determines that there is no objective evidence of impairment for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date on which the impairment is reversed. The amount of the reversal is recognised in profit or loss for the period.

- *Financial assets carried at cost*

  If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value, because its fair value cannot be reliably measured, or on a derivative asset that is linked to and has to be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

- *Available-for-sale financial assets*

  When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is removed from equity and recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is removed from equity and recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss for the period.



1 ACCOUNTING POLICIES (continued)

(viii) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is an intention of settling on a net basis or realising the asset and settling the liability simultaneously. Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the profit or loss effect of the hedged item.

(ix) Interest income and expense

Interest income and expense are recognised in profit or loss using the effective interest method taking into account the expected timing and amount of cash flows. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Interest earned while holding trading securities and interest incurred on trading liabilities are reported as interest income and expense within non-interest revenue.

Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement.

(x) Non-interest revenue

See 1.4 (ii) for non-interest revenue arising on investment contracts.

(xi) Fees and commission

Fees and commission, other than those relating to investment management contracts, are generally recognised on an accrual basis when the service has been provided, such as loan syndication fees. Loan origination fees for loans that are probably going to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the advance. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction, unless they form an integral part of the effective interest rate of the underlying financial instruments.

(xii) Other

Revenue, other than interest, fees and commission, which includes exchange and securities trading income, dividends from investments and net gains on the sale of investment banking assets, is recognised in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

Fair value gains or losses on financial instruments at fair value through profit or loss, including derivatives that are not designated as hedges for hedge accounting purposes, are included in non-interest revenue. These fair value gains or losses are given after deducting the interest component, which is separately recognised in interest income and expense.

Gains or losses on derecognition of any financial assets or financial liabilities are included in non-interest revenue.

Dividends receivable are included separately in dividend income, within investment income, when a dividend is declared.

(xiii) Sale and repurchase agreements and lending of securities

Securities sold subject to linked repurchase agreements are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell are recorded as loans and advances to other banks or clients, as appropriate. The difference between the sale and repurchase price is treated as interest and recognised over the duration of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements and any interest earned is recognised in profit or loss using the effective interest method.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in non-interest revenue. The obligation to return them is recorded at fair value as a trading liability.

(xiv) Acceptances

Acceptances comprise undertakings by the group to pay bills of exchange drawn on clients. The group expects most acceptances to be settled simultaneously with the reimbursement from clients. Acceptances are disclosed as liabilities with the corresponding asset recorded in the balance sheet.

(xv) Insurance contracts

Financial guarantee contracts are recognised as insurance contracts.

1.6 Taxation

Income taxation on the profit or loss for the year comprises current and deferred taxation. Income taxation is recognised in profit or loss except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current taxation

Current taxation is the expected taxation payable on the taxable income for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Secondary taxation on companies (STC) that arises from the distribution of dividends is recognised at the same time as the liability to pay the related dividend.

(ii) Deferred taxation

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in taxation rates is recognised in profit or loss, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred taxation asset is recognised to the extent that it is probable that future taxable income will be available against which the unutilised taxation losses and deductible temporary differences can be used. Deferred taxation assets are reduced to the extent that it is no longer probable that the related taxation benefits will be realised.

1.7 Intangible assets

(i) Goodwill and goodwill impairment

All business combinations are accounted for by applying the purchase method of accounting. At acquisition date the group recognises the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their respective fair values. The cost of a business combination is the fair value of the purchase consideration due at date of acquisition plus any directly attributable transaction costs. Any contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any excess between the cost of the business combination and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet. Goodwill is adjusted for any subsequent remeasurement of contingent purchase consideration.

Goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to the CGUs in which the synergies from the business combinations are expected. Each CGU containing goodwill is annually tested for impairment. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

Impairment testing procedures

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the CGU are discounted to their present value using a pre-taxation discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Impairment losses relating to goodwill are not reversed.



1 ACCOUNTING POLICIES (continued)

(ii) Computer software and capitalised development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, and expenditure on internally generated goodwill and brands are recognised in profit or loss as an expense as incurred.

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials and directly attributable employee and other costs. Computer development expenditure is amortised only once the relevant software has been commissioned. Capitalised software is stated at cost less accumulated amortisation and impairment losses. Computer development expenditure, which has not yet been commissioned, is stated at cost less impairment losses.

Amortisation of computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years. Subsequent expenditure relating to computer software is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in profit or loss in the period in which they are incurred. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

1.8 Impairment (all assets other than goodwill and financial instruments)

The group assesses all assets (other than goodwill and intangible assets not yet available for use) for indications of an impairment or the reversal of a previously recognised impairment at each balance sheet date. Should there be indications of impairment, the recoverable amounts of the assets are estimated. These impairments (where the carrying value of an asset exceeds its recoverable amount) or the reversal of a previously recognised impairment are recognised in profit or loss for the period.

Intangible assets not yet available for use are tested at least annually for impairment.

An impairment is recognised in profit or loss whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pre-taxation discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

1.9 Property and equipment

Property and equipment, principally computer equipment, motor vehicles and fixtures and furniture are stated at cost less accumulated depreciation and impairment.

(i) Owned and leasehold properties

Owner-occupied property is stated at revalued amounts, being fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. An external valuation is performed every three years on a rotational basis. Internal valuations are done annually.

Certain items of property and equipment that had been revalued to fair value on 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(ii) Subsequent expenditure

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised. All other expenditure is recognised in profit or loss as an expense when incurred.

(iii) ***Revaluation of owner-occupied property***

Owner-occupied property is valued on the same basis as that used for investment property (refer to note 1.10).

When an individual property is revalued, any increase in its carrying amount (as a result of the revaluation) is transferred to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense in profit or loss.

When the value of an individual property is decreased as a result of a revaluation, the decrease is charged against any related credit balance in the revaluation reserve in respect of that property. However, to the extent that it exceeds any surplus, it is recognised as an expense in profit or loss.

(iv) ***Derecognition***

On derecognition of an owner-occupied property, or item of equipment, any gain or loss on disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognised in profit or loss in the period of the derecognition. In the case of owner-occupied property any surplus in the revaluation reserve in respect of the individual property is transferred directly to retained earnings.

(v) ***Depreciation***

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of items of owner-occupied property, and property and equipment that are accounted for separately. Useful lives and residual values are assessed on an annual basis.

In the case of owner-occupied property, on revaluation, any accumulated depreciation at the date of the revaluation is eliminated against the gross carrying amount of the property concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount for each property. Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred net of any related deferred taxation between the revaluation reserve and retained earnings as the property is utilised.

Land is not depreciated.

The maximum estimated useful lives are as follows:

– Computer equipment	5 years
– Motor vehicles	6 years
– Fixtures and furniture	10 years
– Leasehold property	20 years
– Significant leasehold property components	10 years
– Freehold property	50 years
– Significant freehold property components	5 years

1.10 Investment properties

Investment properties are real estate held to earn rentals or for capital appreciation. This does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons, valuations are carried out on a cyclical basis over a 12-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent on the nature of the property. Income-generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are recognised in profit or loss for the period.

For properties reclassified during the year from property and equipment to investment properties any revaluation gain arising is initially recognised in profit or loss to the extent of previously charged impairment losses. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in profit or loss.

Investment properties that are reclassified to owner-occupied property are revalued at the date of transfer, with any difference being taken to profit or loss.



1 ACCOUNTING POLICIES (continued)

1.11 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use or sale. Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

All other borrowing costs are expensed in the period in which they are incurred.

Details of borrowing costs capitalised are disclosed in the notes to the accounts by asset category and are calculated at the group's average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalised.

1.12 Pension plans and other post-retirement benefits

Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

(i) Defined-benefit plans

Pension obligations are accounted for in accordance with IAS 19: Employee Benefits. The projected unit credit method is used to determine the defined-benefit obligations based on actuarial assessments, which incorporate not only the pension obligations known on the balance sheet date but also information relevant to their expected future development. The discount rates used are determined based on the yields for government bonds that have maturity dates approximating the terms of the group's obligations, as there is no active market in high-quality corporate bonds in South Africa.

Actuarial gains and losses are accounted for using the 'corridor method' and are not recognised in the statement of changes in equity. The portion of actuarial gains and losses to be recognised for each defined-benefit plan is the excess of the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period over the greater of 10% of the present value of the defined-benefit obligation at that date (before deducting plan assets) and 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in that plan.

Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

(ii) Defined-contribution plans

Contributions in respect of defined-contribution plans are recognised as an expense in profit or loss as incurred.

(iii) Post-retirement benefits

Certain entities within the group provide post-retirement medical benefits to eligible employees. Non-pension post-retirement benefits are accounted for according to their nature, either as defined-contribution or defined-benefit plans. The expected costs of post-retirement benefits that are defined-benefit plans in nature are accounted for in the same manner as in the case of defined-benefit pension plans.

1.13 Share-based payments

- *Equity-settled share-based payment transactions with employees*

The services received in an equity-settled share-based payment transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and an employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in profit or loss for the period in full on grant date with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments, will be received in the future during the vesting period. These services are accounted for in profit or loss as they are rendered during the vesting period, with a corresponding increase in equity. Share-based payment expenses are adjusted for non-market-related performance conditions.

- *Measurement of fair value of equity instruments granted*

  The equity instruments granted by the group are measured at fair value at measurement date using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

- *Share-based payment transactions with persons or entities other than employees*

  The transactions in which equity instruments are issued to historically disadvantaged individuals and organisations in South Africa are accounted for as share-based payments. Where the group has issued such shares and expects to receive services in return for equity instruments, the share-based payments charge is spread over the relating vesting (i.e. service) period of these instruments. In instances where such goods and services could not be identified the cost has been expensed with immediate effect. The valuation techniques are consistent with those mentioned above.

1.14 Leases

(i) The group as lessee

Leases in respect of which the group bears substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the lease property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve an effective rate of interest on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to profit or loss over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Leases in respect of which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight-line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user's benefit, then that method is used.

(ii) The group as lessor

Where assets are leased out under a finance lease arrangement, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and unearned finance income is presented in the balance sheet. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on the group's net investment outstanding in respect of the leases.

Assets leased out under operating leases are included under property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user's benefit, then that method is used.

(iii) Recognition of lease of land

Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, when a single lease covers both land and a building, the minimum lease payments at the inception of the lease (including any upfront payments) are allocated between the land and the building in proportion to the relative fair values of the respective leasehold interests. Any upfront premium allocated to the land element that is normally classified as an operating lease represents prepaid lease payments. These payments are amortised over the lease term in accordance with the time pattern of benefits provided. If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, unless it is clear that both elements are operating leases.

1.15 Cash and cash equivalents

Cash and cash equivalents comprise balances with less than 90 days' maturity from the date of acquisition, including cash and balances with central banks that are not mandatory, treasury bills, other eligible bills and amounts due from other banks.

1.16 Other provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of a past event, in respect of which it is probable that an outflow of economic benefits will occur and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used as a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.



1 ACCOUNTING POLICIES (continued)

- *The following specific policies are applied*

  A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

  A provision for restructuring is recognised only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either by having begun implementation or by publicly announcing the plan's main features. Future operating costs or losses are not provided for.

1.17 Segment reporting

The group's primary segments are lines of business and its secondary segments are geographic. The group policy is to disclose segmental information mandatory under IAS 14: Segment Reporting and to disclose additional supplemental information for each business segment at the group's discretion. Where financial information is required for primary and secondary segments, this is provided by way of a matrix format.

The segmental disclosure of results by geography is determined by the origin of business transacted.

The accounting policies of the group's reported segments are the same as the accounting policies of the entire group. Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for intersegment revenues and transfers as if the transactions were with third parties at current market prices.

1.18 Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and the group will comply with the conditions attached to them. Grants that compensate the group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the group for the cost of an asset are recognised in profit or loss as revenue on a systematic basis over the useful life of the asset.

1.19 Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale within 12 months rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

A discontinued operation is a clearly distinguishable component of the group's business that has been disposed of or is held for sale within 12 months of initial identification, which:

- represents a separate line of a major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale within 12 months.

The entire asset or disposal group must be available for immediate sale in its present condition and the sale should be highly probable, with an active programme to find a buyer and the appropriate level of management approving the sale.

1.20 Share capital

Share capital issued by the company is recorded as the proceeds received, net of direct issue costs.

Ordinary and preference share capital is classified as equity, if it is non-redeemable by the shareholder and any dividends are discretionary. An equity instrument is a residual interest in the assets of an entity after deducting all of its liabilities.

Dividends are recognised as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are dealt with in the subsequent events note.

Preference share capital is classified as a liability, if it is redeemable on a specific date or at the option of the preference shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in profit or loss as interest expense.

1.21 Treasury shares

When share capital recognised as equity is repurchased by the company or other members of the group, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled. Shares repurchased by group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

2 KEY ASSUMPTIONS CONCERNING THE FUTURE, AND KEY SOURCES OF ESTIMATION

The financial statements are prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board. In the preparation of the financial statements the bank has assumed certain key sources of estimation in recording various assets and liabilities as set out below.

2.1 Credit impairment of loans and advances

The bank adopted an incurred-loss approach to impairment. Impairment losses are incurred, only if there is objective evidence of impairment as a result of one or more past events that has occurred since initial recognition. This necessitates the establishment of 'impairment triggers' on the occurrence of which an impairment loss is recognised.

Credit impairment is based on discounted estimated future cash flows on an asset or group of assets, where such objective evidence of impairment exists. The discount rate used to calculate the recoverable amount excludes consideration of any anticipated future credit losses.

The bank has created a provision for incurred but not reported (IBNR) losses. The purpose of the IBNR provision is to allow for latent losses on a portfolio of loans and advances that have not yet been individually evidenced. Generally, a period of time will elapse between the incurrence of an impairment event and objective evidence of the impairment becoming evident, which is known as the 'emergence period'. The IBNR provision is based on the probability that loans that are ostensibly performing at the calculation date are impaired, and objective evidence of that impairment becomes evident during the emergence period.

The implementation of these principles are at a divisional level and will be specific to the nature of their individual loan portfolios and the loan loss data available to that division.

2.2 *Goodwill*

The group determines the 'value in use' of individual cash-generating units (CGUs) by discounting expected future cash flows of each identified CGU. The expected future cash flows based on budgets prepared by management are discounted to their present value using a pre-taxation discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU including the region in which the CGU operates. The value in use is compared to the carrying value of that CGU and an impairment raised, if required. Impairment losses are not reversed.

2.3 Deferred-taxation asset

The deferred-taxation asset is recognised based on the probability that sufficient future taxable profits will be available to realise the asset carried for assessed losses within a three- to five-year horizon.

For further information reference should be made to the Accounting Policies note 1.6(ii).

2.4 *Fair value through profit or loss*

For valuation methodologies utilised to fair-value the designated financial instruments through profit and loss, refer to note 18.

2.5 Private equity investment valuations

Private equity investments are based on the underlying value of the net assets within the investment vehicles concerned. These values are established either by independent valuers or the directors of those vehicles and are reviewed by Nedbank Group's Property Finance Investment committee.

3 RESTATEMENT OF COMPARATIVES

The following restatements have been made to the 31 December 2004 comparative consolidated financial statements:

3.1 Restatement of financial information for the year ended 31 December 2004 under International Financial Reporting Standards (IFRS)

For the year ended 31 December 2004 the Nedbank Group Limited (the group) prepared its financial statements under South African Statements of Generally Accepted Accounting Practice (SA GAAP) as effective at that date. In accordance with the JSE Limited (JSE) Listing Requirements, the group is required to prepare its consolidated financial statements in accordance with IFRS (and revised SA GAAP effective for financial periods commencing on or after 1 January 2005) for the year ending 31 December 2005.



3 RESTATEMENT OF COMPARATIVES (continued)

This requirement applies to financial reporting for all listed companies for financial reporting periods beginning on or after 1 January 2005 and, consequently, the group's first published annual report under IFRS is for the year ended 31 December 2005. As the group publishes comparative information for one year in its annual report, the date for transition to IFRS is 1 January 2004, which represents the start of the earliest period of comparative information presented.

In order to explain how Nedbank Group Limited's reported performance and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1: First-time Adoption of International Financial Reporting Standards (IFRS 1).

The adoption of IFRS has resulted in certain income statement adjustments that may not be repeated in future reporting periods.

It is important to note that this financial information has been prepared in accordance with IFRS that are effective at 31 December 2005.

The following standards and interpretations, which have been issued but which are not yet effective, have not been applied in these financial statements:

IFRS 7: Financial Instruments: Disclosures

IAS 1: Presentation of Financial Statements (added disclosure about an entity's capital)

IAS 19: Employee Benefits (2004 revisions)

IAS 39: Financial Instruments: Recognition and Measurement (Amendment for financial guarantee contracts)

IFRIC 9: Reassessment of Embedded Derivatives

Management have not performed an assessment of the potential impact that the implementation of these standards and interpretations will have on the group financial statements.

Transitional arrangements

The date of transition to IFRS for the group is 1 January 2004 and therefore, as required by IFRS 1, the group's opening balance sheet at 1 January 2004 has been restated to reflect all existing IFRSs applicable at 31 December 2005. However, IFRS 1 allows a number of exemptions to this retrospective application principle on adoption of IFRS. The group has utilised the following transitional arrangements on a consistent basis with its ultimate holding company, Old Mutual plc:

- Cumulative translation differences: the group has elected that the cumulative translation differences for foreign operations are deemed to be zero at the date of transition.
- Business combinations: the group has elected not to retrospectively apply the requirements of IFRS 3: Business Combinations (IFRS 3) for business combinations that occurred prior to 31 March 2004 and consequently no adjustment has been made for historical business combinations.
- Property and equipment: the group has elected to measure individual items of property and equipment at fair value at the date of transition to IFRS, hence fair value is deemed to be cost at that date.
- Employee benefits: the group has elected to recognise all cumulative actuarial gains and losses on defined-benefit post-retirement schemes in equity at the date of transition.
- Share-based payments: the group has elected not to apply the provisions of IFRS 2: Share-based payments (IFRS 2) to equity-settled awards granted on or before 7 November 2002, or to awards granted after that date but which had vested prior to 1 January 2004.

The group has taken advantage of the exemption within IFRS 1 that allows comparative information presented in the first year of adoption of IFRS to comply with IAS 32, Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39. Where estimates have previously been made under SA GAAP, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS.

Reconciliation of restated profit attributable to ordinary shareholders

	Note	Pre-taxation effect Rm	Taxation effect Rm	Effect on minorities Rm	Attributable profit Rm
As previously reported under SA GAAP		1 877	(539)	(364)	974
Restatements for accounting corrections					
– Operating leases	A	(14)	5		(9)
– Disability fund	B	9	(3)		6
Transitional adjustments for the first-time adoption of IFRS					
– Fair value through profit and loss adjustment	E	6	(2)		4
– Credit impairment	F	198	(59)	1	140
– Revenue recognition and deferred acquisition costs	G	(60)	18	11	(31)
– Goodwill	H	281			281
– Foreign exchange	I	91			91
– Share-based payments	J	(21)	6		(15)
– Post-employment benefits	K	187	(56)		131
– Property and equipment	L	(45)	1		(44)
As reported under IFRS		2 509	(629)	(352)	1 528

Reconciliation of restated assets, liabilities and equity

	Note	Assets	Liabilities	Equity
As previously reported under SA GAAP		327 238	305 652	21 586
Restatements for accounting corrections				
– Operating leases	A	54	176	(122)
– Disability fund	B	191	148	43
Transitional adjustments for the first-time adoption of IFRS				
– Fair value through profit and loss adjustment	E	(79)	3	(82)
– Credit impairment	F	107		107
– Revenue recognition and deferred acquisition costs	G	(145)	31	(176)
– Goodwill	H	281		281
– Share-based payments	J	18		18
– Post-employment benefits	K	(45)	43	(88)
– Property and equipment	L	220		220
As reported under IFRS		327 840	306 053	21 787



3 RESTATEMENT OF COMPARATIVES (continued)

Reconciliation of restated statement of changes in shareholders' equity

	Note	Ordinary share capital Rm	Ordinary share premium Rm	Reserves Rm	Minority shareholders' equity Rm	Preference share capital and premium Rm	Total Rm
At 1 January 2004							
As previously reported under SA GAAP		275	4 801	6 571	652	2 802	15 101
Reserve movements as a result of accounting corrections:							
– Operating leases	A			(112)			(112)
– Disability fund	B			37			37
– Business combination	D			132			132
Reserve movements as a result of first-time adoption of IFRS:							
– Fair value through profit and loss adjustment	E			(86)			(86)
– Credit impairment	F			(28)	(5)		(33)
– Revenue recognition and deferred acquisition costs	G			(115)	(20)		(135)
– Goodwill	H						–
– Foreign exchange	I						–
– Share-based payments	J			7			7
– Post-employment benefits	K			(216)	(3)		(219)
– Property and equipment	L			247	(2)		245
As reported under IFRS		275	4 801	6 437	622	2 802	14 937
At 31 December 2004							
As previously reported under SA GAAP		394	9 892	7 809	721	2 770	21 586
Income statement movements as a result of accounting corrections:							
– Operating leases	A			(121)	(1)		(122)
– Disability fund	B			43			43
Income statement movements as a result of first time adoption of IFRS:							
– Fair value through profit and loss adjustment	E			(82)			(82)
– Credit impairment	F			112	(5)		107
– Revenue recognition and deferred acquisition costs	G			(146)	(30)		(176)
– Goodwill	H			281			281
– Foreign exchange	I						–
– Share-based payments	J			18			18
– Post-employment benefits	K			(85)	(3)		(88)
– Property and equipment	L			222	(2)		220
As reported under IFRS		394	9 892	8 051	680	2 770	21 787

	Operating leases	Disability fund	Income reclassification
Note	A	B	C
Affected line items in the income statement for the year ended 31 December 2004			
Interest income			(1 115)
Interest expense			(678)
Non-interest revenue			(437)
Total expenses	14	(9)	
Profit before direct taxation	(14)	9	
Direct taxation	(5)	3	
Profit for the year	(9)	6	–
Affected line items in the balance sheet as at 31 December 2004			
Other assets	1		
Deferred taxation assets	53		
Post-employment assets		191	
Total assets	54	191	
Reserves	(121)	43	
– Effect on 1 January 2004	(112)	37	
– Effect on 31 December 2004	(9)	6	
Profit attributable to minority ordinary shareholders	(1)		
Total equity	(243)	86	
Other liabilities	176		
Deferred taxation liabilities		18	
Post-employment liabilities		130	
Total liabilities	176	148	

Material adjustments

The basis of the material adjustments, as shown in the tables for reconciliation of restated profit attributable to ordinary shareholders and reconciliation of restated statement of changes in shareholders' equity are noted below.

Restatements for accounting corrections and reclassification

Note A: Accounting for operating leases

Many South African entities, including Nedbank Group Limited, followed the practice of recognising operating lease income and expenses on a basis that reflects the cash flows during the period, unless there were obvious indications that this did not represent the economic benefits attributable to the leased asset in that period. In the case of frontend- and rearend-loaded leases, or in the case of a rental holiday, adjustments have been made to smooth the lease payment over the lease period. In the case of fixed escalations, which are not contingent, the group has now adjusted for all material changes.

The change in the manner of recognising lease payments arises as a result of a change in interpretation of IAS 17: Leases by South African entities in order to align the South African practice with that applied internationally. The required adjustment has been made in terms of IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors, with the necessary restatement of comparative figures.

Note B: Disability fund

Previously the group did not consolidate the disability fund in its financial statements. In the current period, and in terms of IAS 27 Consolidated and Separate Financial Statements, the disability fund has been incorporated and comparative figures have been restated with effect from 1 January 2004.



3 RESTATEMENT OF COMPARATIVES (continued)

Note C: Income reclassification

During the period under review the group changed its disclosure in respect of income and the 2004 results have been restated accordingly. The components of net interest income (NII) and non-interest revenue (NIR) were analysed and the nature and classification of interest income and non-interest revenue was refined. In essence, all income earned in respect of banking activities (i.e. transactions entered into for the purpose of earning a margin between interest earned and interest paid) is classified as either interest income or interest expense and included in NII. By the same token all transactions entered into for the purpose of trading activities are classified as part of NIR.

Note D: Business combination

The first-time consolidation of a subsidiary on 1 January 2004 resulted in realised reserves of R132 million being incorrectly classified as available-for-sale reserves. These reserves have now been reclassified as distributable reserves from 1 January 2004 with no effect on overall equity attributable to ordinary shareholders.

Adjustments for the first-time adoption of International Financial Reporting Standards

Note E: The fair value option amendment to IAS 39

The International Accounting Standards Board (IASB) issued the fair value option (FVO) amendment to IAS 39: Financial Instruments: Recognition and Measurement (IAS 39) during June 2005. The FVO amendment defines the criteria under which an entity is permitted to designate a financial instrument at initial recognition as at fair value through profit or loss (FVTPL).

Previously the group fair-valued certain assets and liabilities, with the intention of eliminating any mismatch. These instruments were designated as 'Held for Trading' on transition or inception and could not be reclassified. The new amendments have changed the rules. One or all of the following conditions need to be met in order to designate a financial instrument as at FVTPL:

- Accounting mismatch – eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising gains or losses on such assets using a different basis;
- Documented risk management or investment strategy – where a group of financial assets and liabilities is managed and performance is evaluated on a fair value basis and this is documented and reported internally on this basis; and/or
- Embedded derivatives – where the financial instrument contains an embedded derivative, which significantly modifies the cash flows of the host contract or where the embedded derivative would clearly require separation.

Notwithstanding the above, derivatives are still to be fair-valued.

The group has now elected to restate from 31 December 2004 (and therefore restate comparatives from 1 January 2004) and has de-designated all assets and liabilities that do not meet the criteria. In addition, the group has reviewed all previously designated assets and liabilities, which were classified as Held for Trading.

Note F: Credit impairment

Previously the group calculated its impairment losses on loans and advances on an 'expected loss' basis. Credit impairments were calculated using historical data and trends. The discount rate used to calculate the recoverable amount included an allowance for a credit spread.

Under IFRS the group has moved to an 'incurred loss' basis. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more past events that have occurred since initial recognition. IFRS also allows for the creation of a credit impairment for incurred but not reported (IBNR) losses in order to provide for latent losses in a portfolio of loans that have not yet been individually evidenced. The discount rate used to calculate the recoverable amount now excludes any allowance for a credit spread.

Note G: Revenue recognition and deferred acquisition costs

Previously, fees charged and certain related acquisition costs for originating loans were recognised immediately in the income statement.

In accordance with IFRS, fees charged for loans are recognised as revenue as the services are provided. Initial fees, which relate to the future provision of services, are deferred and amortised over the anticipated period in which the services will be provided.

Similarly, costs that are directly attributable to securing a loan are deferred as an asset and amortised as the related revenue is recognised.

Note H: Goodwill

Previously, the group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Goodwill was subject to review for indications of impairment and any impairment losses were recognised in the income statement.

IFRS requires that goodwill is not amortised but is subject to impairment reviews, both annually and when there are indications that the carrying value may not be recoverable. Negative goodwill is no longer recognised on the balance sheet but in the income statement as it arises.

The 2004 goodwill amortisation previously recognised in the income statement has been reinstated, resulting in a corresponding increase in equity. All goodwill has been tested for impairment at 1 January 2004 and 31 December 2004 in accordance with IFRS with no further impairment being recognised on transition. Negative goodwill that was previously held on the balance sheet at the transition date was released to reserves.

Note I: Foreign exchange

Previously, the group classified the assets and liabilities of all foreign subsidiaries and branches as either foreign entities or integrated operations. The foreign currency adjustments arising from the translation of foreign entities were recognised directly in equity, in the foreign currency translation reserve (FCTR), while those of the integrated operations were recognised in the income statement.

IFRS requires the group to determine the 'functional currency' for all entities and the distinction between foreign entities and integrated operations has been removed. An entity, which has a non-rand functional currency, is translated at the closing exchange rate and the differences arising are reported directly to equity, while all other entities classified as having a rand functional currency report foreign currency translation differences in the income statement.

The group has elected to apply the exemption afforded to it by IFRS 1 and reset the balance of the FCTR to zero at the date of transition to IFRS.

Note J: Share-based payments

The group grants share options to employees under employee share incentive schemes. Other than costs incurred in administering the schemes, which were expensed as incurred, the schemes did not previously result in any expense to the group, other than a dilution in earnings per share when the shares were issued.

In accordance with the requirements of IFRS, the group has recognised an expense in the income statement, with a corresponding credit to equity, representing the fair value at the date of granting the options with regard to its equity settled schemes. This fair value is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

Note K: Post-employment benefits

Previously, the group elected to use the corridor method for the recognition of actuarial gains and losses. Only cumulative actuarial gains or losses in excess of 10% of the surplus or deficit in the fund were amortised in the income statement. Cumulative gains or losses inside this corridor were carried on the balance sheet and recognised over the expected remaining working lives of the employees.

Under IFRS 1, the group has applied the option to eliminate its pension fund corridor against opening retained income at the date of transition. The asset has been eliminated, and the adjustment taken to retained earnings as at 1 January 2004. Future actuarial gains or losses will continue to be recognised using the corridor method.

Note L: Property and equipment

Previously, property and equipment were measured at cost less accumulated depreciation and impairment losses. Under IFRS, equipment (principally computer equipment, motor vehicles, fixtures and furniture) is still stated at cost less accumulated depreciation and impairment losses.

Owner-occupied property has been recognised at revalued amounts, being the fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses. Increases in valuation of the properties are taken to a revaluation reserve. This revaluation reserve is amortised over the remaining useful life of the property.

Land is not depreciated.

Investment properties are stated at revalued amounts, being fair value at the date of revaluation less accumulated impairment losses. Increases or decreases in valuation are recognised in the income statement and investment properties are not depreciated.

Other restatements

Note M: Mandatory reserve deposits

In terms of IAS 1: Presentation of Financial Statements, the group has chosen to present assets and liabilities on the face of the balance sheet in order of their liquidity. Therefore deposits, which are mandatory in terms of the South African Reserve Bank regulations have been reclassified from cash and cash equivalents to a separate line on the face of the balance sheet.

Note N: Loans and receivables

In previous periods loans to associates and joint ventures were included in the carrying value of associate investments and these loans have now been reclassified on the balance sheet.



4 GROUP BALANCE SHEET – CATEGORIES OF FINANCIAL INSTRUMENTS

			At fair value through profit or loss						
	Notes	Total Rm	Held for trading Rm	+ Designated Rm	Held-to-maturity investments Rm	** Loans and receivables Rm	Available-for-sale financial assets Rm	** Financial liabilities at amortised cost Rm	Non-financial assets and liabilities Rm
2005									
Assets									
Cash and cash equivalents	15	11 142				11 142			
Other short-term securities	16	17 014	11 372			4 227	1 415		
Derivative financial instruments	17.1	16 176	16 176						
Government and other securities	19.1	22 658	5 711	2 450	6 340	8 157			
Loans and advances	20.1	248 408	24 380	23 812		200 216			
Other assets	22	11 601	1 058	121		10 422			
Clients' indebtedness for acceptances		1 291							1 291
Current taxation receivable	23	134							134
Investment securities	24.1	6 875	39	5 855	483		498		
Non-current assets held for sale	25	385							385
Investments in associate companies and joint ventures	26.1	657							657
Deferred taxation asset	27.1	680							680
Investment property	28.1	163							163
Property and equipment	29	3 095							3 095
Post-employment assets	30	1 225							1 225
Computer software and capitalised development costs	31.1	1 320							1 320
Mandatory reserve deposits with central bank	15	5 747				5 747			
Goodwill	31.3	3 687							3 687
Total assets		**352 258**	**58 736**	**32 238**	**6 823**	**239 911**	**1 913**	**–**	**12 637**
Total equity and liabilities									
Ordinary share capital	32.1	402							402
Ordinary share premium		10 465							10 465
Reserves		11 623							11 623
Total equity attributable to equity holders of the parent		**22 490**	–	–	–	–	–	–	**22 490**
Minority shareholders' equity attributable to									
– ordinary shareholders		1 049							**1 049**
– preference shareholders	32.2	2 770							**2 770**
Total shareholders' equity		**26 309**	–	–	–	–	–	–	**26 309**
Derivative financial instruments	17.1	17 055	17 055						
Amounts owed to depositors	33.1	261 311	16 265	9 745				235 301	
Other liabilities	33.4	32 357	27 840					4 517	
Liabilities under acceptances		1 291							1 291
Current taxation liabilities	23	466							466
Deferred taxation liabilities	27.1	959							959
Post-employment liabilities	30	1 071							1 071
Investment contract liabilities	34.1	4 166		4 166					
Long-term debt instruments	35	7 273		580				6 693	
Total liabilities		**325 949**	**61 160**	**14 491**	–	–	–	**246 511**	**3 787**
Total equity and liabilities		**352 258**	**61 160**	**14 491**	–	–	–	**246 511**	**30 096**

	Notes	Total Rm	At fair value through profit or loss: Held for trading Rm	At fair value through profit or loss: + Designated Rm	Held-to-maturity invest-ments Rm	** Loans and receivables Rm	Available-for-sale financial assets Rm	** Financial liabilities at amortised cost Rm	Non-financial assets and liabilities Rm
Restated 2004									
Assets									
Cash and cash equivalents	15	4 630				4 630			
Other short-term securities	16	16 310	726	43		13 201	2 340		
Derivative financial instruments	17.1	27 276	27 276						
Government and other securities	19.1	26 224	4 442	3 030	6 340	12 412			
Loans and advances	20.1	221 008	16 127	26 830		178 051			
Other assets	22	7 101				7 101			
Clients' indebtedness for acceptances		1 509							1 509
Current taxation receivable	23	196							196
Investment securities	24.1	6 561	224	4 963	733		641		
Non-current assets held for sale	25	48							48
Investments in associate companies and joint ventures	26.1	1 019							1 019
Deferred taxation asset	27.1	1 258							1 258
Investment property	28.1	174							174
Property and equipment	29	2 828							2 828
Post-employment assets	30	1 183							1 183
Computer software and capitalised development costs	31.1	1 419							1 419
Mandatory reserve deposits with central bank	15	5 420				5 420			
Goodwill	31.3	3 676							3 676
Total assets		327 840	48 795	34 866	7 073	220 815	2 981	–	13 310

4 GROUP BALANCE SHEET – CATEGORIES OF FINANCIAL INSTRUMENTS (continued)

	Notes	Total Rm	At fair value through profit or loss: Held for trading Rm	At fair value through profit or loss: + Designated Rm	Held-to-maturity investments Rm	** Loans and receivables Rm	Available-for-sale financial assets Rm	** Financial liabilities at amortised cost Rm	Non-financial assets and liabilities Rm
Restated 2004 (continued)									
Total equity and liabilities									
Ordinary share capital		394							394
Ordinary share premium		9 892							9 892
Reserves		8 051							8 051
Total equity attributable to equity holders of the parent		**18 337**	–	–	–	–	–	–	**18 337**
Minority shareholders' equity attributable to:									
– ordinary shareholders		680							680
– preference shareholders		2 770							2 770
Total equity		**21 787**	–	–	–	–	–	–	**21 787**
Derivative financial instruments	17.1	27 781	27 781						
Amounts owed to depositors	33.1	250 747	9 936	7 844				232 967	
Other liabilities	33.4	13 153	2 772					10 381	
Liabilities under acceptances		1 509							1 509
Current taxation liabilities	23	193							193
Deferred taxation liabilities	27.1	1 143							1 143
Post-employment liabilities	30	1 109							1 109
Investment contract liabilities	34.1	3 109		3 109					
Long-term debt instruments	35	7 309		593				6 716	
Total liabilities		**306 053**	**40 489**	**11 546**	–	–	–	**250 064**	**3 954**
Total equity and liabilities		**327 840**	**40 489**	**11 546**	–	–	–	**250 064**	**25 741**

+Refer to note 18 Financial instruments designated at fair value through profit and loss.

***The carrying value of loans and receivables, and liabilities at amortised cost approximates fair value, due to the variable rate on interest that is charged or received.*

	2005 Rm	Restated 2004 Rm
4.1 Held to maturity assets – fair values		
Government and other securities	**6 333**	6 042
Investment securities	**483**	733
5 INTEREST AND SIMILAR INCOME^		
Mortgage loans	**9 964**	9 862
Lease and instalment debtors	**3 303**	2 963
Bills and acceptances	**264**	441
Overdrafts	**1 120**	1 129
Term loans and other	**6 619**	6 175
Government and public sector securities	**1 200**	1 319
Short-term funds and securities	**764**	900
	23 234	22 789
Interest and similar income	**23 234**	22 789
Interest recognised in NIR*	**1 655**	1 115
Total interest and similar income	**24 889**	23 904

**This is extracted from the Net trading income line in Non-interest revenue (refer to note 7).*

^Certain amounts within this note have been reclassified into different categories.

	2005 Rm	Restated 2004 Rm
6 INTEREST EXPENSE AND SIMILAR CHARGES^		
Deposit and loan accounts	8 708	9 176
Current and savings accounts	988	1 346
Negotiable certificates of deposit	2 428	2 324
Other liabilities	1 628	1 731
Long-term debt instruments	953	1 067
	14 705	15 644
A margin analysis of the interest income and interest expense by asset and liability category is presented in the group statement of risk management.		
Interest expense and similar charges	14 705	15 644
Interest recognised in NIR*	1 038	678
Total interest expenses and similar charges	15 743	16 322
**This is extracted from the Net trading income line in Non-interest revenue (refer to note 7).*		
^Certain amounts within this note have been reclassified into different categories.		
7 NON-INTEREST REVENUE^		
Commission and fee income	5 770	5 460
– Administration fees	163	124
– Cash-handling fees	326	298
– Insurance commission	300	262
– Exchange commission	213	200
– Fees	782	1 344
– Guarantees	63	56
– Service charges	1 731	1 476
– Other commissions	2 192	1 700
Exchange and other non-interest income	334	511
– Derivative income	24	(160)
– Exchange	114	59
– Securities dealings	358	465
– Fair value adjustments	(162)	147
Net trading income	1 431	1 369
– Foreign exchange	658	611
– Debt securities	367	409
– Equities	418	324
– Other	(12)	25
Rental income	65	106
– Rents received	60	94
– PIP rental income	5	12
Investment income	248	139
– Dividend received	140	51
– Surplus on sale of banking investments	108	88
Sundry income*	635	794
	8 483	8 379

^Certain amounts within this note have been reclassified into different categories.

**Sundry income includes R110 million (2004: R119 million) gross profit, comprising turnover of R291 million (2004: R294 million) and cost of sales of R181 million (2004: R175 million).*

Notes to the financial statements

for the year ended 31 December

	2005 Rm	Restated 2004 Rm
8 OPERATING EXPENSES^		
Staff costs	**5 290**	5 175
– Salaries and wages	**5 252**	5 359
– Post-retirement benefits	**(12)**	(205)
– Share-based payments expense – employees	**50**	21
Computer processing	**1 330**	1 234
– Depreciation for computer equipment	**200**	210
– Amortisation of computer software	**423**	395
– Operating lease charges for computer equipment	**109**	112
– Other computer processing expenses	**598**	517
Communication and travel	**459**	448
Occupation and accommodation	**897**	924
– Depreciation for owner-occupied land and buildings	**57**	63
– Operating lease charges for land and buildings	**322**	269
– Other occupation and accommodation expenses	**518**	592
Marketing and public relations	**575**	502
Fees and insurances	**1 377**	1 225
– Auditors' remuneration	**88**	121
– Audit fees – current year	**64**	66
– Audit fees – prior year	**(2)**	14
– Other services	**26**	41
– Other fees and insurance costs	**1 289**	1 104
Office equipment and consumables	**301**	303
– Depreciation for furniture and other equipment	**164**	176
– Depreciation for vehicles	**6**	8
– Operating lease charges for furniture and other equipment	**41**	48
– Operating lease charges for vehicles		6
– Other office equipment and consumables	**90**	65
Other sundries	**361**	433
Fees to alliance partners	**19**	70
Capital One (Peoples)		18
Capital One (Amex)		21
JD Group		18
Old Mutual	**(14)**	(6)
Macquarie	**33**	19
Total operating expenses	**10 609**	10 314
Included in staff costs are the following:		
Executive directors' remuneration	**16**	27
Non-executive directors' remuneration	**8**	6
	24	33

Refer to note 42 on related parties for a detailed breakdown of directors' remuneration.

Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

^Certain amounts within this note have been reclassified into different categories.

	2005 Rm	Restated 2004 Rm
9 OTHER OPERATING EXPENSES		
9.1 Merger and recovery programme expenses		
Staff/Retrenchment costs		298
Property-related	52	23
Consulting and fees		19
Office equipment		17
Computer and migration		4
Other	5	18
Recovery programme expenses	57	379
Merger expenses	98	246
	155	625
9.2 BEE transaction expenses		
BEE share-based payment expenses	371	
Fees	22	
	393	
Refer to note 41 for a description of the BEE scheme.		
10 INDIRECT TAXATION		
Value-added taxation	126	408
RSC levies	60	49
Revenue stamps	14	2
Other transaction taxes	23	11
	223	470
The value-added taxation comprises that portion which is irrecoverable as a result of the interest earned in the banking sector.		
11 NON-TRADING AND CAPITAL ITEMS		
Impairment of goodwill	(1)	(126)
Negative goodwill realised		39
Profit/(Loss) on sale of subsidiaries, investments and property	904	(74)
Impairment of investments	(161)	(3)
Impairment of property and equipment, software and capitalised development costs	(9)	(110)
Other non-trading and capital items	(32)	20
	701	(254)
12 DIRECT TAXATION		
12.1 Charge for the year		
South African normal taxation		
– Current charge at 29%	397	309
– Capital gains taxation	38	5
– Deferred taxation	523	252
– Change due to taxation rate decreasing from 30% to 29%	33	
– Benefit of taxation losses utilised	(33)	(11)
Foreign taxation	97	65
Current and deferred taxation on income	1 055	620
Prior-year underprovision – current taxation	441	86
Prior-year overprovision – deferred taxation	(387)	
Total taxation on income	1 109	706
Secondary taxation on companies (STC)	(1)	(38)
Taxation on non-trading and capital items	32	(39)
Impairment of investments and fixed assets		(29)
Profit/(Loss) on sale of subsidiaries, investments and property	32	(10)
	1 140	629

	2005 %	2004 %
12 DIRECT TAXATION (continued)		
12.2 Taxation rate reconciliation (excluding non-trading and capital items)		
Standard rate of South African normal taxation	29	30
Non-taxable dividend income	(4)	(6)
Differences between foreign taxation rates and South African taxation rate	1	3
Non-taxable investment income	(1)	
Translation losses	(1)	4
Effect of taxation losses utilised	(1)	
Other		(7)
Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	23	24

12.3 Future taxation relief

The group has estimated taxation losses of R8 106 million (2004: R8 567 million) that can be set off against future taxable income, of which R7 662 million (2004: R7 747 million) has been applied to a deferred taxation balance. The majority of the unrecognised deferred tax asset relates to the non-recognition of deferred tax assets on assessed losses on the initial acquisition of an entity, where the recognition of these would have caused negative goodwill. Furthermore, the group has accumulated STC credits amounting to R622 million at the year-end (2004: R405 million), which have arisen as a result of dividends received exceeding dividends paid. A deferred taxation asset of R69 million (2004: R50 million) has been raised on these STC credits.

13 EARNINGS PER SHARE

Basic earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Diluted earnings and diluted headline earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

	Basic		Headline	
2005	Basic	Diluted	Basic	Diluted
Profit attributable to equity holders of the parent	3 836	3 836	3 836	3 836
Adjusted for:				
– Non-trading and capital items (per note 11)			(701)	(701)
– Taxation on non-trading and capital items (per note 12)			32	32
Adjusted profit attributable to equity holders of the parent	3 836	3 836	3 167	3 167
Weighted average number of ordinary shares	397 196 966	397 196 966	397 196 966	397 196 966
Adjusted for:				
– Share schemes which have a dilutive effect		3 189 508		3 189 508
Adjusted weighted average number of ordinary shares	397 196 966	400 386 474	397 196 966	400 386 474
Earnings per share (cents)	966	958	797	791

2004	Basic	Basic Diluted	Headline Basic	Headline Diluted
Profit attributable to equity holders of the parent	1 528	1 528	1 528	1 528
Adjusted for:				
– Non-trading and capital items (per note 11)			254	254
– Taxation on non-trading and capital items (per note 12)			(39)	(39)
Adjusted profit attributable to equity holders of the parent	1 528	1 528	1 743	1 743
Weighted average number of ordinary shares	360 878 724	360 878 724	360 878 724	360 878 724
Adjusted for:				
– *Employee incentive schemes' share options, which* have a dilutive effect		875 164		875 164
Adjusted weighted average number of ordinary shares	360 878 724	361 753 888	360 878 724	361 753 888
Earnings per share (cents)	423	422	483	482

14 DIVIDENDS

14.1 Ordinary shares

2004	*Last date to register*	*Millions of shares*	*Cents per share*	Rm
Final declared for 2003 – paid 2004	8 Apr 2004	275	35	96
Interim declared for 2004	3 Sep 2004	394	44	173
Ordinary dividends paid in 2004			79	269
Final declared for 2004 – paid 2005	23 Mar 2005		76	
2005				
Final declared for 2004 – paid 2005	**23 Mar 2005**	**394**	**76**	**299**
Interim declared for 2005	**4 Aug 2005**	**408**	**105**	**428**
Ordinary dividends paid in 2005			**181**	**727**
Final ordinary dividend declared for 2005			**185**	

14.2 Preference shares

2004	Days	Rate %	Rm
Dividends paid			
31 Jul 2003 – 17 Aug 2003	48	11,63	31
18 Aug 2003 – 14 Sept 2003	28	10,88	17
15 Sept 2003 – 19 Oct 2003	35	10,13	19
20 Oct 2003 – 14 Dec 2003	56	9,00	32
15 Dec 2003 – 30 Jun 2004	199	8,63	130
	366		229

	Number of shares	Cents per share	Rm
Dividends declared			
Final declared for 2003 – paid March 2004	277 298 896	51	142
Cum dividend payment – March 2004			(32)
			110
Interim declared for 2004 – paid August 2004	277 298 896	43	119
			229

2005	**Days**	**Rate %**	**Rm**
Dividends paid			
1 Jul 2004 - 15 Aug 2004	**46**	**8,63**	**30**
16 Aug 2004 - 31 Dec 2004	**138**	**8,25**	**87**
1 Jan 2005 - 17 Apr 2005	**107**	**8,25**	**67**
18 Apr 2005 - 30 Jun 2005	**74**	**7,88**	**44**
	365		**228**

	Number of shares	**Cents per share**	**Rm**
Final declared for 2004 – paid March 2005	**277 298 896**	**42**	**117**
Interim declared for 2005 – payable August 2005	**277 298 896**	**40**	**111**
			228
Final declared for 2005 – payable March 2006	**277 298 896**	**40**	**110**



	2005 Rm	Restated 2004 Rm
15 CASH AND CASH EQUIVALENTS		
Coins and bank notes	**1 977**	1 639
Money at call and short notice	**8 502**	2 907
Balances with central banks – other than mandatory reserve deposits	**663**	84
Cash and cash equivalents excluding mandatory reserve deposits with central banks (refer to note 4)	**11 142**	4 630
Mandatory reserve deposits with central banks (refer to note 4)	**5 747**	5 420
	16 889	10 050
Money at call and short notice constitutes amounts withdrawable in 32 days or less. Mandatory reserve deposits are not available for use in the group's day-to-day operations. Cash on hand, balances with central banks and mandatory reserve deposits are non-interest bearing. Other money-market placements are floating interest rate assets.		
16 OTHER SHORT-TERM SECURITIES		
16.1 Analysis		
Negotiable certificates of deposit	**12 792**	5 513
Treasury bills	**3 849**	9 889
Other	**373**	908
	17 014	16 310
16.2 Sectoral analysis		
Banks	**12 792**	5 513
Government and public sector	**4 222**	10 797
	17 014	16 310

17 DERIVATIVE FINANCIAL INSTRUMENTS

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled otherwise than with cash. The principal types of derivative contracts into which the group enters are described below.

Swaps

These are over-the-counter (OTC) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies.

Options

Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specific price at or before a specified date. Options may be exchange-traded or OTC agreements. The group principally buys and sells currency and equity options.

Futures and forwards

Short-term interest rate futures, bond futures, financial and commodity futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on a specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange-traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral

The group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of the contract. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling the group to make a claim for current and future liabilities.

Risk monitoring

Details of the group's risk management structure, policies and methods are noted on pages 88 to 109 and the interest rate risk analysis is detailed on pages 105 and 106.

17.1 Total carrying amount of derivative financial instruments

	2005 Rm	Restated 2004 Rm
Gross carrying amount of assets	**16 176**	27 276
Gross carrying amount of liabilities	**(17 055)**	(27 781)
Net carrying amount	**(879)**	(505)

A detailed breakdown of the carrying amount, notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following tables.

17.2 Notional principal of derivative financial instruments

This represents the gross notional amounts of all outstanding contracts at year-end. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which relate to interest rates, exchange rates, securities' prices or financial and other indices.

	2005			Restated 2004		
	Notional principal Rm	**Positive value Rm**	**Negative value Rm**	Notional principal Rm	Positive value Rm	Negative value Rm
Equity derivatives	**120 499**	**30 228**	**90 271**	36 716	6 696	30 020
Options written	**59 620**		**59 620**	30 020		30 020
Options purchased	**29 826**	**29 826**		5 266	5 266	
Futures	**31 053**	**402**	**30 651**	1 430	1 430	
Exchange rate contracts	**127 701**	**67 949**	**59 752**	136 379	76 446	59 933
Forwards	**121 038**	**64 028**	**57 010**	26 053	17 847	8 206
Currency swaps	**6 142**	**3 462**	**2 680**	109 962	58 373	51 589
Options purchased	**485**	**459**	**26**	226	226	
Options written	**36**		**36**	138		138
Interest rate contracts	**379 960**	**175 798**	**204 162**	547 732	255 674	292 058
Interest rate swaps	**238 825**	**108 583**	**130 242**	336 011	154 686	181 325
Forward rate agreements	**110 930**	**54 075**	**56 855**	193 482	92 277	101 205
Options purchased	**–**			470	470	
Options written	**2 365**		**2 365**	720		720
Futures	**18 676**	**8 608**	**10 068**	10 928	5 737	5 191
Caps	**3 955**	**1 682**	**2 273**	5 962	2 404	3 558
Floors	**4 889**	**2 530**	**2 359**	159	100	59
Credit-linked notes	**225**	**225**		–		
Credit default swaps	**95**	**95**		–		
Total notional principal	**628 160**	**273 975**	**354 185**	720 827	338 816	382 011



17 DERIVATIVE FINANCIAL INSTRUMENTS (continued)

17.3 Carrying amount of derivative financial instruments

The amounts disclosed represent the value of all derivative instruments held at 31 December 2005. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market-accepted option-pricing models. When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative instrument with sufficient reliability, such derivative is included in the following table at a value calculated on an accrual basis. In terms of that basis a value is obtained by taking into account the original cost of the derivative and only the realised gains or losses in respect of the instrument.

	2005 Net carrying amount Rm	2005 Carrying amount of assets Rm	2005 Carrying amount of liabilities Rm	Restated 2004 Net carrying amount Rm	Restated 2004 Carrying amount of assets Rm	Restated 2004 Carrying amount of liabilities Rm
Equity derivatives	2 108	5 622	3 514	1 558	3 863	2 305
Options written	(3 245)		3 245	(2 305)		2 305
Options purchased	5 207	5 207		3 209	3 209	
Futures	146	415	269	654	654	
Exchange rate contracts	504	3 790	3 286	1 818	10 409	8 591
Forwards	238	3 231	2 993	1 003	1 955	952
Currency swaps	241	532	291	758	8 359	7 601
Options purchased	27	27		95	95	
Options written	(2)		2	(38)		38
Interest rate contracts	(3 491)	6 764	10 255	(3 881)	13 004	16 885
Interest rate swaps	(3 482)	5 971	9 453	(3 892)	12 518	16 410
Forward rate agreements	(8)	88	96	(26)	437	463
Options purchased	–			37	37	
Options written	(10)		10	(4)		4
Futures	2	691	689	–	2	2
Caps	(1)		1	–	1	1
Floors	4	10	6	4	9	5
Credit default swaps	4	4		–		
Total carrying amount	(879)	16 176	17 055	(505)	27 276	27 781

17.4 Analysis of derivative financial instruments

Positive fair value of derivatives

	Exchange rate contracts Rm	Interest rate contracts Rm	Equity derivatives Rm	Total Rm
2005				
Maturity analysis				
Under one year	3 561	430	1 557	5 548
One to five years		3 172	4 065	7 237
Over five years	229	3 162		3 391
	3 790	6 764	5 622	16 176
Restated 2004				
Maturity analysis				
Under one year	8 854	1 170	1 834	11 858
One to five years	1 284	6 763	2 029	10 076
Over five years	271	5 071		5 342
	10 409	13 004	3 863	27 276

	Exchange rate contracts Rm	Interest rate contracts Rm	Equity derivatives Rm	Total Rm
17.4 Analysis of derivative financial instruments (continued)				
Negative fair value of derivatives				
2005				
Maturity analysis				
Under one year	**2 927**	**450**	**1 718**	**5 095**
One to five years	**346**	**4 303**	**1 743**	**6 392**
Over five years	**13**	**5 502**	**53**	**5 568**
	3 286	**10 255**	**3 514**	**17 055**
Restated				
2004				
Maturity analysis				
Under one year	7 506	1 437	1 709	10 652
One to five years	755	5 776	591	7 122
Over five years	330	9 672	5	10 007
	8 591	16 885	2 305	27 781
Notional principal of derivatives				
2005				
Maturity analysis				
Under one year	**122 880**	**202 650**	**105 234**	**430 764**
One to five years	**1 656**	**120 278**	**15 185**	**137 119**
Over five years	**3 165**	**57 032**	**80**	**60 277**
	127 701	**379 960**	**120 499**	**628 160**
Restated				
2004				
Maturity analysis				
Under one year	128 553	278 008	5 809	412 370
One to five years	6 911	187 305	9 205	203 421
Over five years	915	82 419	21 702	105 036
	136 379	547 732	36 716	720 827

18 FINANCIAL INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS

The group has satisfied the criteria for designation of financial instruments as at fair value through profit or loss in terms of the accounting policy adopted in the annual financial statements.

Various fixed rate advances are entered into by the bank. The overall interest-rate risk of the bank is then hedged by the ALM ('Asset and Liability Management') division by way of an interest rate swap. The interest rate risk is then passed out to the market through the trading desk.

The swaps and frontdesk trading instruments meet the definition of 'derivatives', and are therefore held at fair value in terms of IAS 39. The fixed rate advances, however, do not meet this definition. Therefore, to avoid an accounting mismatch by holding the advances at amortised cost and the balance of the hedging schemes' instruments at fair value, the advances are designated as at fair value through profit and loss and are therefore held at fair value.

Various financial instruments are designated as at fair value through profit and loss consistent with the relevant entity's documented risk management or investment strategy.

In these investment strategies, the fair value is the instrument attribute that is managed and reviewed on a regular basis. Business strategies, operating mandates and/or investment strategies are aligned with the fair value of the instruments.

The risk of the portfolio is measured and monitored on a fair value basis. Performance measurement is directly aligned to the fair value, and is reported to key management staff on a regular basis.



18 FINANCIAL INSTRUMENTS DESIGNATED AS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

18.1 Financial assets designated as at fair value through profit or loss

2005	Maximum exposure to credit risk Rm	Change in fair value due to change in credit risk Current period (refer to note 21.1) Rm	Cumulative Rm
Government-guaranteed	1 417		
Other dated securities	1 033		
Commercial mortgage loans	12 431	12	43
Instalment credit	140	(2)	1
Leases and debentures	253		
Preference shares	1 834		
Debentures	8		
Loans and advances (secured and unsecured)	4 607		10
Unsecured loans and advances	31		
Other loans	3 007	71	91
Trade and other bills and acceptances	1 501		
Debtors and accruals	121		
Listed investments	377		
Unlisted investments	816		
Endowment policy	464		
Insurance policyholder investments	4 198		
	32 238	81	145

2004	Maximum exposure to credit risk Rm	Change in fair value due to change in credit risk Current period Rm	Cumulative Rm
Government-guaranteed	2 553		
Other dated securities	477		
Commercial mortgage loans	13 259	19	31
Instalment credit	1 483	3	3
Leases and debentures	177		
Preference shares	1 555		
Debentures	7		
Loans and advances (secured and unsecured)	4 540	10	10
Unsecured loans and advances	6		
Other loans	2 549	20	20
Trade and other bills and acceptances	2 335		
Debtors and accruals	(70)		
Listed investments	3 158		
Unlisted investments	1 509		
Endowment policy	297		
NCDs purchased	21		
Other	22		
Loans to other banks	334		
Other accruals	60		
Unrealised forex	594		
	34 866	52	64

Nedbank Group has estimated the change in credit risk in accordance with the guidance contained with the 'Amendments to IAS 39: Recognition and Measurement: The Fair Value Option' as the amount of the change in fair value of the financial instrument that is not attributable to changes in market conditions that give rise to market risk. For loans and receivables that have been designated as at fair value through profit and loss, individual credit spreads are determined at inception as the difference between the benchmark interest rate and the interest rates charged to the client. Subsequent changes in the benchmark interest rate and the credit spread give rise to changes in fair value in the financial instrument. Loans and receivables are reviewed for observable changes in credit risk and the credit spread is adjusted at subsequent dates if there has been an observable change in credit risk relating to a particular loan or advance. No credit derivatives are used to hedge the credit risk on any of the financial assets designated at fair value through profit or loss.

18.2 Financial liabilities designated as at fair value through profit or loss

2005	Fair value Rm	Contractually payable at maturity Rm	Difference Rm	Change in fair value due to change in credit risk: Current period Rm	Cumulative Rm
Long-term subordinated debt instrument	**(580)**	**(533)**	**47**		
Call and term deposits	**(2 403)**	**(2 275)**	**127**	**3**	**1**
Fixed deposits and shares	**(3 682)**	**(3 672)**	**11**	**1**	**1**
Promissory notes and other liabilities	**(2 389)**	**(2 251)**	**138**	**(3)**	**(4)**
Foreign currency liability	**(418)**	**(413)**	**5**		
Negotiable certificates of deposit	**(851)**	**(828)**	**23**	**(1)**	
Investment contract liabilities	**(4 166)**	**(4 166)**			
	(14 489)	**(14 138)**	**351**	**–**	**(2)**
2004					
Long-term subordinated debt instrument	(593)	(536)	57		
Call and term deposits	(2 112)	(1 927)	185	8	(2)
Fixed deposits and shares	(1 680)	(1 644)	36		
Promissory notes and other liabilities	(3 199)	(3 000)	199	2	(1)
Foreign currency liability	(389)	(389)			
Negotiable certificates of deposit	(436)	(412)	24		
Sundry creditors	(28)	(20)	8		
Investment contract liabilities	(3 109)	(3 109)			
	(11 546)	(11 037)	509	10	(3)

The change in fair value due to credit risk has been determined as the difference between fair values determined using a liability curve (adjusted for credit) and a risk free liability curve.

The curves were constructed using a standard bootstrapping process to derive a zero coupon yield curve. The credit adjusted curve was based on offer rates of negotiable certificates of deposit (NCDs) and promissory notes (PNs) out to five years, and thereafter the offer rates of bonds.





	2005 Rm	Restated 2004 Rm
19 GOVERNMENT AND OTHER SECURITIES^		
19.1 Analysis		
Government and government-guaranteed securities	**14 584**	22 741
Other dated securities	**8 074**	3 483
	22 658	26 224
19.2 Sectoral analysis		
Financial services, insurance and real estate	**2 069**	862
Banks	**1 893**	627
Manufacturing	**11**	
Transport, storage and communication	**59**	
Mining and quarrying	**39**	
Government and public sector	**17 972**	24 435
Other services	**615**	300
	22 658	26 224
19.3 Valuation		
Listed securities		
– Carrying amount	**22 208**	25 218
– Market value	**22 373**	25 487
Unlisted securities		
– Carrying amount	**450**	1 006
– Directors' valuation	**450**	1 015
Total market/directors' valuation	**22 823**	26 502

^Certain amounts within this note have been reclassified into different categories.

20 LOANS AND ADVANCES^

The group extends advances to individuals and to the corporate, commercial and public sectors. Advances made to individuals are mostly in the form of mortgages, instalment credit, overdrafts, personal loans and credit card borrowings. The group's main activity is in the corporate and commercial sector, where advances are made to a large cross-section of businesses, predominantly in the finance and service area, manufacturing and building and property finance sectors.

	2005 Rm	Restated 2004 Rm
20.1 Classifications of loans and advances		
Homeloans	**75 333**	60 509
Commercial mortgages	**37 993**	35 072
Properties in possession	**309**	761
Credit cards	**4 074**	3 483
Overdrafts	**11 604**	11 228
Other loans to clients	**50 464**	45 585
Net investment in finance lease receivables (note 20.4)	**34 935**	29 279
– Gross investment	**37 454**	31 530
– Unearned finance charges	**(2 519)**	(2 251)
Preference shares and debentures	**5 918**	5 946
Factoring accounts	**680**	579
Trade, other bills and bankers' acceptances	**3 850**	4 106
Term loans	**25 314**	26 786
Remittances in transit	**82**	406
Deposits placed under reverse repurchase agreements	**3 066**	3 952
	253 622	227 692
Impairment of advances (note 21)	**(5 214)**	(6 684)
	248 408	221 008
Comprises:		
– Loans and advances to customers	**236 442**	200 350
– Loans and advances to banks	**17 180**	27 342
	253 622	227 692
20.2 Sectoral analysis		
Individuals	**111 214**	94 790
Financial services, insurance and real estate	**48 311**	44 305
Banks	**17 180**	27 342
Manufacturing	**14 839**	6 906
Building and property development	**11 301**	6 220
Transport, storage and communication	**6 617**	3 503
Retailers, catering and accommodation	**4 325**	1 813
Wholesale and trade	**2 451**	2 914
Mining and quarrying	**7 353**	3 981
Agriculture, forestry and fishing	**2 622**	2 515
Government and public sector	**2 953**	1 364
Other services	**24 456**	32 039
	253 622	227 692
20.3 Geographical analysis		
South Africa	**241 483**	213 464
Other African countries	**5 870**	5 668
Europe	**4 851**	7 245
Asia	**382**	355
USA	**140**	207
Other	**896**	753
	253 622	227 692



	2005 Rm	Restated 2004 Rm
20 LOANS AND ADVANCES (continued)		
20.4 Net investment in finance lease receivables		
Gross investment in finance lease receivables		
No later than 1 year	7 778	6 548
Later than 1 year and no later than 5 years	29 401	24 751
Later than 5 years	275	231
	37 454	31 530
Unearned future income on finance lease receivables	(2 519)	(2 251)
Net investment in finance lease receivables	34 935	29 279
The net investment in finance leases may be analysed as follows:		
No later than 1 year	7 255	6 080
Later than 1 year and no later than 5 years	27 424	22 984
Later than 5 years	256	215
	34 935	29 279

^Certain amounts within this note have been reclassified into different categories.

	Total impairment		Specific impairment		Portfolio impairment	
	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm	2005 Rm	Restated 2004 Rm
21 IMPAIRMENT OF ADVANCES						
21.1 Impairment of advances						
Balance at beginning of year	6 684	7 505	6 035	6 801	649	704
Income statement charge	1 189	1 217	1 049	1 377	140	(160)
– loans and advances	1 108	1 165	968	1 325	140	(160)
– advances designated fair value through profit and loss (refer to note 18.1)	81	52	81	52		
Amounts written off against the impairment	(2 885)	(2 265)	(2 892)	(2 370)	7	105
Recoveries of amounts previously written off against the impairment	226	227	226	227		
Impairment of advances	5 214	6 684	4 418	6 035	796	649
21.2 Impairments of advances by classification						
Homeloans	1 181	1 523	962	1 337	219	186
Commercial mortgages	365	459	272	405	93	54
Properties in possession	189	477	189	477		
Credit cards	282	349	278	345	4	3
Overdrafts	349	460	310	439	39	22
Other loans to clients	1 704	1 929	1 382	1 664	322	265
Net investment in instalment sale agreements	1 083	1 161	971	1 049	112	112
Preference shares and debentures	58	289	53	283	5	5
Trade, other bills and bankers' acceptances	3	37	1	36	2	1
Impairment at end of year	5 214	6 684	4 418	6 035	796	649

	Total impairment		Specific impairment		Portfolio impairment	
		Restated		Restated		Restated
	2005	2004	2005	2004	2005	2004
	Rm	Rm	Rm	Rm	Rm	Rm
21 IMPAIRMENT OF ADVANCES (continued)						
21.3 Sectoral analysis						
Individuals	**1 156**	1 787	**991**	1 656	**165**	131
Financial services, insurance and real estate	**1 139**	1 192	**925**	1 030	**214**	162
Banks	**17**	1	**17**			1
Manufacturing	**175**	245	**91**	175	**84**	70
Building and property development	**304**	484	**285**	443	**19**	41
Transport, storage and communication	**372**	400	**335**	379	**37**	20
Retailers, catering and accommodation	**140**	153	**96**	115	**44**	38
Wholesale and trade	**26**	76	**20**	70	**6**	5
Mining and quarrying	**29**	65	**18**	55	**11**	10
Agriculture, forestry and fishing	**74**	106	**44**	82	**30**	24
Government and public sector	**40**	19	**32**	13	**8**	7
Other services	**1 742**	2 156	**1 564**	2 017	**178**	140
	5 214	6 684	**4 418**	6 035	**796**	649
21.4 Geographical analysis						
South Africa	**4 812**	6 243	**4 082**	5 642	**731**	601
Other African countries	**327**	317	**271**	286	**55**	31
Europe	**65**	69	**63**	65	**2**	4
Asia	**4**	9	**1**	4	**3**	5
USA	**–**	36		36		
Other	**6**	10	**1**	2	**5**	8
	5 214	6 684	**4 418**	6 035	**796**	649

		Restated
	2005	2004
	Rm	Rm
21.5 Ratio of impairments		
Impairment of advances at end of year	**5 214**	6 684
Total advances	**253 622**	227 692
Ratio (%)	**2,1**	2,9
22 OTHER ASSETS		
Sundry debtors and other accounts	**10 520**	6 808
Trading securities and spot positions	**1 065**	283
Deferred acquisition costs	**16**	10
	11 601	7 101
23 CURRENT TAXATION		
Normal taxation		
– Current taxation prepaid	**134**	196
– Current taxation liability	**(466)**	(193)
	(332)	3



	2005 Rm	Restated 2004 Rm
24 INVESTMENT SECURITIES^		
24.1 Carrying amount		
Listed investments	691	1 284
Imperial Holdings Bonds		20
NIB Unit Trusts		29
Enaleni Pharmaceuticals	35	
Imperial Holdings Limited		11
Massmart Holdings Limited		12
Net 1 U.E.P.S. Technologies Inc (Listed Investment)	274	620
Barloworld Holdings Limited		14
ABSA Group Limited		19
JD Group Limited		90
Private equity portfolio	351	356
Other	31	113
Unlisted investments	2 018	2 168
Endowment Policies	459	164
Dr Holsboer Investment Portfolio	149	110
NIBI Fund	483	733
Strate Limited	16	29
Private equity portfolio	714	813
Other	197	319
Total listed and unlisted investments	2 709	3 452
Policyholder liabilities	(33)	(17)
Listed policyholder investments at market value	3 458	2 443
Equities other than property	596	499
Government, public and private sector stock	97	96
Unit trusts	2 765	1 848
Unlisted policyholder investments at directors' valuation	741	683
Equities other than property	8	22
NCDs, money market and other short-term funds	733	661
Total policyholder investments	4 166	3 109
Total investment securities	6 875	6 561
24.2 Fair value of listed and unlisted investments		
Listed at market value	417	774
Unlisted at directors' valuation	2 292	2 678
	2 709	3 452

A register of private equity and other investments is available for inspection at the company's registered offices.

^Certain amounts within this note have been reclassified into different categories.

25 NON-CURRENT ASSETS HELD FOR SALE

2005	Previously included in:	Non-current asset held for sale Rm	Related amounts recognised in profit and loss Rm	Net carrying amount Rm
The IQ Business Group (Pty) Limited*	Investment in associates and joint venture	40		40
State Bank of Mauritius**	Investment in associate	319		319
Properties sold not yet transferred***	Owner-occupied properties	26		26
		385		385

**Nedbank has entered into an agreement for the sale of all its shares and claims in The IQ Business Group (Pty) Limited ('IQ' or 'the company') to a consortium including current management of IQ and BEE partners. The effective date of the transaction is 1 November 2005, and payment will be received on closing once the various suspensive conditions have been fulfilled or waived. The deal is expected to be effective in the first quarter of 2006. There should be no profit or loss recognised on this transaction as the sale is expected to take place at Nedbank's current carrying value of the company. The sale of the shares and claims in IQ does not qualify as a discontinued operation.*

***Nedbank has in principle agreed to sell all its shares in State Bank of Mauritius ('SBM'). Closing is expected to take place in the second quarter of 2006. There should be no material profit or loss recognised on this transaction as the sale is expected to take place at Nedbank's current carrying value. The sale of the shares in SBM does not qualify as a discontinued operation.*

****Commitments for the sale of several properties have been entered into at 31 December 2005. However, transfer had not been effected at that date. Transfer of the properties is expected to take place within a year.*

Restated 2004	Previously included in:	Non-current asset held for sale Rm	Related amounts recognised in profit and loss Rm	Net carrying amount Rm
Properties sold not yet transferred	Owner-occupied properties	39	9	48
		39	9	48

Commitments for the sale of several properties had been entered into at 31 December 2004. However, transfer had not been effected at that date. All of these properties will be transferred by the first quarter of 2005.



	2005 Rm	Restated 2004 Rm
26 INVESTMENTS IN ASSOCIATE COMPANIES AND JOINT VENTURES		
26.1 Carrying amount		
Listed investments		337
Unlisted investments	657	682
	657	1 019
26.2 Movement in carrying amount		
Carrying amount at beginning of year	1 019	1 557
Share of associate companies' and joint ventures' profit after taxation for the current year	167	147
Dividends received	(34)	(69)
Impairment	(59)	(6)
Net disposals of associate companies and joint ventures at cost	(118)	(540)
Assets transferred to non-current assets held for sale	(359)	
Foreign currency translation differences	41	(70)
Carrying amount at end of year	657	1 019
26.3 Analysis of carrying amount		
Associate investments – on acquisition		
– Listed: Net asset value		170
– Listed: Goodwill		49
– Unlisted: Net asset value	292	331
– Unlisted: Goodwill	234	737
Share of retained earnings since acquisition	317	495
Goodwill written off	(36)	(514)
Dividends received	(96)	(189)
Foreign currency translation differences	(54)	(60)
	657	1 019

Information relating to investments in associate companies appears on pages 234 to 235.



	2005 Rm	Restated 2004 Rm
26.4 Valuation		
Listed at market value		356
Unlisted at directors' valuation	852	1 000
	852	1 356
26.5 Goodwill included in associate investments		
The carrying amount of investments includes the following amount in respect of goodwill:		
Carrying amount at beginning of year	272	123
– Cost	786	705
– Accumulated amortisation and impairment losses	(514)	(582)
Arising on acquisitions	10	188
Realised through disposals	(64)	(40)
Goodwill transferred to assets held for sale	20	
Foreign currency translation and other		1
Carrying amount at end of year	198	272
– Cost	234	786
– Accumulated amortisation and impairment losses	(36)	(514)

	Banking Rm	Technology Rm	Other Rm	Total Rm
Summarised financial information				
2005				
Total assets	1 136	53	4 076	5 265
Total liabilities	942	33	3 938	4 913
Operating results	194	72	198	464
Restated				
2004				
Total assets	10 179	549	4 180	14 908
Total liabilities	9 796	271	3 894	13 961
Operating results	203	117	94	414



	2005 Rm	Restated 2004 Rm
27 DEFERRED TAXATION		
27.1 Reconciliation of deferred taxation balance		
Deferred taxation asset		
Opening balance as reported under SA GAAP	**1 172**	3 074
IFRS adjustments	**86**	127
Current-year temporary differences	**(578)**	(423)
– Client credit agreements	**33**	(6)
– Impairment	**(58)**	(384)
– Income and expenditure accruals deducted	**(451)**	(546)
– Recognition of taxation losses	**(102)**	513
Other movements		(1 520)
Balance at end of year	**680**	1 258
Deferred taxation liability		
Opening balance as reported under SA GAAP	**1 125**	2 731
IFRS adjustments	**18**	15
Current-year temporary differences	**(372)**	(216)
– Client credit agreements	**(19)**	59
– Impairment		1
– Income and expenditure accruals deducted	**(353)**	(35)
– Recognition of taxation losses		(241)
Other movements	**188**	(1 387)
Balance at end of year	**959**	1 143
27.2 Analysis of deferred taxation		
Deferred taxation asset		
Client credit agreements	**33**	
Impairment	**319**	377
Income and expenditure accruals	**(1 894)**	(1 443)
Taxation losses	**2 222**	2 324
	680	1 258
Deferred taxation liability		
Client credit agreements	**1 999**	1 698
Income and expenditure accruals	**(1 040)**	(555)
	959	1 143

	2005 Rm	Restated 2004 Rm
28 INVESTMENT PROPERTY		
28.1 Market value		
Fair value at beginning of year	174	175
Additions:	13	114
– Acquisitions	13	
– Acquisitions through business combinations		114
Disposals	(37)	(90)
Net gain from fair value adjustments	12	11
Prepaid asset for future lease income	1	
Transfer to non-current assets held for sale		(36)
Fair value at end of year	163	174
28.2 Fair value of investment property		
The above investment properties are freehold and are either held to earn rentals or for capital appreciation. External valuations have been obtained for all investment properties and have been determined in accordance with the bank's accounting policy - 1.10. The evaluators are all members or associates of the Institute of Valuers (SA). The carrying amount of these properties is the fair value of property as determined by these registered independent appraisers who have recent experience in the location and category of the property being valued. The assumed discount rate applied was 16,5%, and takes into account the type of property and the property location.		
Valuations determined by reference to existing market conditions	92	107
Valuations based on discounted future income streams	71	67
	163	174
28.3 Rental income and operating expenses from investment property		
Rental income from investment property	20	29
Direct operating expenses arising from investment property that generated rental income.	22	15
28.4 Minimum contractual lease rental income from investment property		
2005		14
2006	13	13
2007	16	16
2008	17	17
2009	18	18
2010 and beyond	44	44
	108	122



29 PROPERTY AND EQUIPMENT

	Land		Buildings	
	2005	Restated 2004	**2005**	Restated 2004
	Rm	Rm	**Rm**	Rm
Gross carrying amount				
Balance at 1 January 2004 as previously reported				1 953
Adjustments required in terms of IFRS				136
Reallocation from freehold and leasehold to land, investment property and non-current assets held for sale		331		(519)
Restated balance at 1 January	**326**	331	**1 773**	1 570
Acquisitions through business combinations				283
Acquisitions	**10**		**87**	34
Increases/(decreases) arising from revaluations	**67**	7	**202**	
Transfers to non-current assets held for sale	**(6)**	(2)	**(20)**	(9)
Disposals	**(29)**	(10)	**(197)**	(107)
Writeoff of accumulated depreciation on revaluation			**(75)**	
Effect of movements in foreign exchange rate				2
Balance at 31 December	**368**	326	**1 770**	1 773
Accumulated depreciation and impairment losses				
Balance at 1 January 2004 as previously reported				269
Adjustments required in terms of IFRS				(210)
Restated balance at 1 January	**–**	–	**273**	59
Depreciation charge for the year			**57**	63
Acquisitions through business combinations				173
Impairment losses for the year				
Writeoff of accumulated depreciation on revaluations			**(75)**	
Disposals			**(136)**	(22)
Effect of movements in foreign exchange rate				
Balance at 31 December	**–**	–	**119**	273
Carrying amount				
At 1 January	**326**	331	**1 500**	1 511
At 31 December	**368**	326	**1 651**	1 500

29.1 Registers providing the information regarding land and buildings, as required in terms of Schedule 4 of the Companies Act, 61 of 1973, are available for inspection at the registered office of the company.

29.2 Previously, property and equipment were measured at cost less accumulated depreciation and impairment losses. Under IFRS, equipment (principally computer equipment, motor vehicles, fixtures and furniture) is still stated at cost less accumulated depreciation and impairment losses while property is now recognised at fair value since the conversion to IFRS in January 2004. The fair value is based on external valuations obtained every three years on a rotation basis for all properties in accordance with the group's accounting policy – 1.9. The evaluators are all members or associates of the Institute of Valuers (SA). An annual internal review is also done on those properties not subject to external valuation. The carrying amount of properties is the fair value as determined by the valuers less subsequent accumulated depreciation and impairment losses. Adjustments in the valuation of the properties are recorded in the revaluation reserve which is amortised over the remaining useful life of the property.

In determining the fair value of properties the assumed discount rates applied for future income streams range between 9,5% and 16,5%, and take into account the type of property and the property's location.

29.3 If land and buildings were carried under the cost and not the revaluation model the carrying amount would have been R1 523 million (2004: R1 738 million).

Computer equipment		Furniture and other equipment		Vehicles		Total	
	Restated		Restated		Restated		Restated
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
	1 924		1 364		37		5 278
							136
							(188)
1 940	1 924	**1 672**	1 364	**52**	37	**5 763**	5 226
	11		220		13	**–**	527
333	202	**187**	303	**6**	12	**623**	551
						269	7
						(26)	(11)
(350)	(197)	**(467)**	(214)	**(15)**	(9)	**(1 058)**	(537)
						(75)	–
		(1)	(1)		(1)	**(1)**	–
1 923	1 940	**1 391**	1 672	**43**	52	**5 495**	5 763
	1 574		735		16	**–**	2 594
						–	(210)
1 656	1 574	**981**	735	**25**	16	**2 935**	2 384
200	210	**164**	176	**6**	8	**427**	457
	8		212		9	**–**	402
			(12)			**–**	(12)
						(75)	–
(347)	(136)	**(394)**	(129)	**(9)**	(7)	**(886)**	(294)
		(1)	(1)		(1)	**(1)**	(2)
1 509	1 656	**750**	981	**22**	25	**2 400**	2 935
284	350	**691**	629	**27**	21	**2 828**	2 842
414	284	**641**	691	**21**	27	**3 095**	2 828

30 POST-EMPLOYMENT EMPLOYEE BENEFITS

The group has a number of defined-benefit and defined-contribution plans in terms of which it provides pension, post-retirement medical benefits and disability benefits to employees and their dependants on retirement, death or disability. All eligible employees and former employees are members of trustee-administered or underwritten schemes within the group, financed by company and employee contributions. All South African retirement plans are governed by the Pension Funds Act of 1956. The defined-benefit funds are actuarially valued using the projected-unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees, the group, and income from the assets of these schemes. The benefits provided for by the defined-contribution schemes are determined by the accumulated contributions and investment earnings.

At the dates of the latest valuations the defined-benefit plans were in a sound financial position in terms of section 16 of the Pensions Funds Act. During 1998 active members in the Nedcor Pension Fund (defined-benefit) were granted a further option to transfer to one of the defined-contribution funds and approximately three-quarters of the then valuation surplus was allocated to members and pensioners.

The group has recognised the following assets and liabilities in the balance sheet in accordance with the requirements of IAS 19 Employee Benefits. The latest actuarial calculations are effective as at 31 December 2005. The funds that constitute the figures below are as follows.

	Pension and provident funds			
	Nedcor	BoE	Fairbairn Private Bank	Nedbank UK
Present value of defined benefit obligation (Rm)				
2005				
Balance at beginning of the year	**2 966**	**264**	**31**	**193**
Current service cost	**24**		**6**	**3**
Interest cost	**178**	**21**	**2**	**11**
Contributions by plan participants	**6**			
Actuarial (gains)/losses	**135**	**16**	**9**	**(4)**
Benefits paid	**(148)**	**(24)**		**(10)**
Settlements				
Other movements	**(13)**			
Balance at end of the year	**3 148**	**277**	**48**	**193**
2004				
Balance at beginning of the year	2 916	257	29	170
Opening balance adjustment				
Current service cost	21		5	5
Interest cost	196	23	3	10
Contributions by plan participants	7			
Actuarial (gains)/losses	(17)	6	(6)	18
Benefits paid	(172)	(22)		(10)
Acquisition through business combination				
Other movements	15			
Balance at end of the year	2 966	264	31	193

Defined-benefit pension and provident funds

- Nedcor Pension Fund.
- BoE Funds, which consist of NBS Group Pension Fund, BoE Limited Pension Fund (1969) and Pension Fund of BoE Bank: Business Division.
- Fairbairn Funds, which consist of Fairbairn Private Bank Pension and Provident Funds.
- Nedbank UK Pension Fund.
- Other funds, which consist of Lion Match Group Pension Fund and Lion Match Closed Pension Fund, Nedbank Swaziland Limited Pension Fund and Nedbank Lesotho Pension Fund.

Medical aid funds

- Nedcor Medical Aid Scheme for Nedbank employees and pensioners.
- Nedcor Medical Aid Scheme for BoE employees and pensioners.
- Nedbank Namibia Medical Aid Fund.

Disability funds (2004 restated. Refer to note 3)

- Old Mutual Alternative Risk Transfer Fund (OMART) and associated funds.
- Old Mutual Life Assurance Company South Africa Fund (OMLACSA).

Optiplus (Nedcor defined-benefit pension fund) and OMART (Nedbank disability fund) are insurance investment plans, which are qualified plan assets in terms of IAS 19 Employee Benefits. The assets and liabilities are grossed up in the balance sheet because they do not qualify to be offset as they are held with a related party.

Nedbank has the obligation to pay disability benefits to former employees for which there is a reimbursement right.

		Medical aid funds					
Other	Total	Nedcor	BoE	Nedbank Namibia	Total	Disability funds	Total
79	**3 533**	**534**	**82**	**12**	**628**	**131**	**4 292**
4	**37**	**21**	**3**	**1**	**25**		**62**
7	**219**	**45**	**7**	**1**	**53**	**9**	**281**
1	**7**					**33**	**40**
10	**166**	**48**	**(1)**		**47**		**213**
(2)	**(184)**	**(26)**	**(4)**		**(30)**	**(38)**	**(252)**
				(9)	**(9)**		**(9)**
(2)	**(15)**					**(6)**	**(21)**
97	**3 763**	**622**	**87**	**5**	**714**	**129**	**4 606**
53	3 425	480	72	10	562		3 987
						132	132
3	34	20	3	1	24		58
5	237	44	6	1	51	8	296
1	8					32	40
11	12	11	4		15		27
(3)	(207)	(21)	(3)		(24)	(35)	(266)
10	10						10
(1)	14					(6)	8
79	3 533	534	82	12	628	131	4 292



30 POST-EMPLOYMENT EMPLOYEE BENEFITS (continued)

	Pension and provident funds			
			Fairbairn	Nedbank
	Nedcor	BoE	Private Bank	UK
Fair value of plan assets (Rm)				
2005				
Balance at beginning of the year	**3 352**	**347**	**21**	**144**
Expected return on plan assets	**210**	**25**	**2**	**8**
Actuarial gains/(losses)	**292**	**42**	**8**	**12**
Contributions by the employer	**10**		**7**	**23**
Contributions by plan participants	**6**			
Benefits paid	**(148)**	**(24)**		**(10)**
Other movements	**(13)**			
Balance at end of the year	**3 709**	**390**	**38**	**177**
2004				
Balance at beginning of the year	3 132	330	24	143
Opening balance adjustment				
Expected return on plan assets	215	29	2	8
Actuarial gains/(losses)	142	10	(10)	(2)
Contributions by the employer	13		5	5
Contributions by plan participants	7			
Benefits paid	(172)	(22)		(10)
Acquisition through business combination				
Other movements	15			
Balance at end of the year	3 352	347	21	144
Net liability/(asset) recognised (Rm)				
2005				
Present value of defined benefit obligation	**3 148**	**277**	**48**	**193**
Fair value of plan assets	**(3 709)**	**(390)**	**(38)**	**(177)**
Funded status	**(561)**	**(113)**	**10**	**16**
Unrecognised net actuarial gains/(losses)	**316**	**30**	**(6)**	**(4)**
Unrecognised asset due to asset ceiling	**33**	**86**		
	(212)	**3**	**4**	**12**
Liability	**812**	**3**	**4**	**12**
Asset	**(1 024)**			
2004				
Present value of defined benefit obligation	2 966	264	31	193
Fair value of plan assets	(3 352)	(347)	(21)	(144)
Funded status	(386)	(83)	10	49
Unrecognised net actuarial gains/(losses)	159	4	(3)	(20)
Unrecognised asset due to asset ceiling	61	83		
	(166)	4	7	29
Liability	825	4	7	29
Asset	(991)			

		Medical aid funds					
				Nedbank		Disability	
Other	Total	Nedcor	BoE	Namibia	Total	funds	Total
128	**3 992**	**538**			**538**	**192**	**4 722**
11	**256**	**45**			**45**	**27**	**328**
20	**374**	**42**			**42**		**416**
2	**42**	**15**			**15**		**57**
1	**7**					**33**	**40**
(2)	**(184)**	**(26)**			**(26)**	**(38)**	**(248)**
(2)	**(15)**					**(13)**	**(28)**
158	**4 472**	**614**	**–**	**–**	**614**	**201**	**5 287**
46	3 675	471			471		4 146
						182	182
4	258	42			42	26	326
3	143	28			28		171
1	24	18			18		42
1	8					32	40
(3)	(207)	(21)			(21)	(35)	(263)
77	77						77
(1)	14					(13)	1
128	3 992	538	–	–	538	192	4 722
97	**3 763**	**622**	**87**	**5**	**714**	**129**	**4 606**
(158)	**(4 472)**	**(614)**			**(614)**	**(201)**	**(5 287)**
(61)	**(709)**	**8**	**87**	**5**	**100**	**(72)**	**(681)**
(14)	**322**	**11**	**(3)**		**8**		**330**
78	**197**						**197**
3	**(190)**	**19**	**84**	**5**	**108**	**(72)**	**(154)**
3	**834**	**19**	**84**	**5**	**108**	**129**	**1 071**
	(1 024)				**–**	**(201)**	**(1 225)**
79	3 533	534	82	12	628	131	4 292
(128)	(3 992)	(538)			(538)	(192)	(4 722)
(49)	(459)	(4)	82	12	90	(61)	(430)
(8)	132	17	(4)		13		145
67	211						211
10	(116)	13	78	12	103	(61)	(74)
10	875	13	78	12	103	131	1 109
	(991)					(192)	(1 183)

30 POST-EMPLOYMENT EMPLOYEE BENEFITS (continued)

	Pension and provident funds			
	Nedcor	BoE	Fairbairn Private Bank	Nedbank UK
Total expense recognised (Rm)				
2005				
Current service cost	**24**		**6**	**3**
Interest cost	**178**	**21**	**2**	**11**
Expected return on plan assets	**(210)**	**(25)**	**(2)**	**(8)**
Actuarial (gains)/losses			**(2)**	
Settlements				
Effect of application of asset ceiling	**(28)**	**3**		
Other				
	(36)	**(1)**	**4**	**6**
2004				
Current service cost	21		5	5
Interest cost	196	23	3	10
Expected return on plan assets	(215)	(29)	(2)	(8)
Actuarial (gains)/losses			1	
Effect of application of asset ceiling	(155)	7		
Other				
	(153)	1	7	7
Movements in net liability/(asset) recognised (Rm)				
2005				
Balance at beginning of the year	**(166)**	**4**	**7**	**29**
Net expense recognised in the income statement	**(36)**	**(1)**	**4**	**6**
Contributions paid by the employer	**(10)**		**(7)**	**(23)**
Balance at end of the year	**(212)**	**3**	**4**	**12**
2004				
Balance at beginning of the year		3	5	27
Prior year adjustment				
Net expense recognised in the income statement	(153)	1	7	7
Contributions paid by the employer	(13)		(5)	(5)
Balance at end of the year	(166)	4	7	29
Distribution of plan assets (%)				
2005				
Equity instruments	**51,26**	**16,43**	**53,40**	**70,65**
Debt instruments	**31,52**	**0,73**	**5,40**	**27,89**
Property	**1,68**		**6,20**	
Cash	**3,33**	**14,36**	**30,30**	**1,46**
International	**10,84**	**3,82**		
Other	**1,37**	**64,66**	**4,70**	
	100,00	**100,00**	**100,00**	**100,00**
2004				
Equity instruments	29,35	14,95	60,00	70,65
Debt instruments	17,72	0,52	30,00	27,89
Property				
Cash		14,19	10,00	1,46
International	7,13	3,82		
Other	45,80	66,52		
	100,00	100,00	100,00	100,00

	Other	Total	Medical aid funds				Disability funds	Total
			Nedcor	BoE	Nedbank Namibia	Total		
	4	37	21	3	1	25		62
	7	219	45	7	1	53	9	281
	(11)	(256)	(45)			(45)	(27)	(328)
	(16)	(18)						(18)
					(9)	(9)		(9)
	11	(14)						(14)
							7	7
	(5)	(32)	21	10	(7)	24	(11)	(19)
	3	34	20	3	1	24		58
	5	237	44	6	1	51	8	296
	(4)	(258)	(42)			(42)	(26)	(326)
		1						1
		(148)						(148)
							7	7
	4	(134)	22	9	2	33	(11)	(112)
	10	(116)	13	78	12	103	(61)	(74)
	(5)	(32)	21	10	(7)	24	(11)	(19)
	(2)	(42)	(15)	(4)		(19)		(61)
	3	(190)	19	84	5	108	(72)	(154)
	7	42	9	72	10	91		133
		–					(50)	(50)
	4	(134)	22	9	2	33	(11)	(112)
	(1)	(24)	(18)	(3)		(21)		(45)
	10	(116)	13	78	12	103	(61)	(74)
	53,73		23,90					
	19,69						16,11	
	3,77							
	17,72		48,80				83,89	
	3,50		6,20					
	1,59		21,10					
	100,00		100,00	–	–	–	100,00	–
	65,36		26,70					
	20,22						15,00	
	2,23							
	6,09		46,80				85,00	
	6,10		6,60					
			19,90					
	100,00		100,00	–	–	–	100,00	–



30 POST-EMPLOYMENT/EMPLOYEE BENEFITS (continued)

	Pension and provident funds			
	Nedcor	BoE	Fairbairn Private Bank	Nedbank UK
Actual return on plan assets (Rm)				
2005	**502**	**67**	**10**	**20**
2004	357	39	(8)	6
Principal actuarial assumptions (%)				
2005				
Discount rates	**8,00**	**8,00**	**5,10**	**4,80**
Expected rates of return on plan assets	**8,50**	**4 – 9**	**6,16**	**6,00**
Inflation rate	**4,25**	**4,25**	**2,80**	**2,75**
Expected rates of salary increases	**5,75**	**5,75**	**4,30**	**0,00**
Pension increase allowance	**4,25**	**0 and 4,25**	**2,80**	**2,75**
Annual increase to medical aid subsidy				
Average expected retirement age (years)				
2004				
Discount rates	8,50	8,50	5,30	5,25
Expected rates of return on plan assets	8,50	4,5 – 8,5	6,00	6,25
Inflation rate	4,00	4,00	2,70	2,70
Expected rates of salary increases	5,50	5,50	4,40	4,00
Pension increase allowance	4,00	0 and 4	2,70	3,00
Annual increase to medical aid subsidy				
Average expected retirement age (years)				
Effect of 1% change in assumed medical cost trend rates (Rm)				
2005				
1% increase – effect on current service cost and interest cost				
1% increase – effect on accumulated benefit obligation				
1% decrease – effect on current service cost and interest cost				
1% decrease – effect on accumulated benefit obligation				
2004				
1% increase – effect on current service cost and interest cost				
1% increase – effect on accumulated benefit obligation				
1% decrease – effect on current service cost and interest cost				
1% decrease – effect on accumulated benefit obligation				

		Medical aid funds					
				Nedbank		Disability	
Other	Total	Nedcor	BoE	Namibia	Total	funds	Total
31	630	87			87	27	744
7	401	70			70	26	497
8,00		8,00	8,00	8,00		7,50	
8 – 9		8,00				8,00	
4,25						4,25	
5,75						5,75	
0 – 4,5							
		6,00	6,00	6,25			
		60	60	63		60	
8,50		8,50	8,50	9,00		7,50	
9 and 9,5		8,50				8,00	
4,00						4,25	
5,50						5,75	
0,5 and 3,8							
		6,00	6,00	6,50			
		60	60	60		60	
		12	2		14		14
		94	13	1	108		108
		(10)	(1)		(11)		(11)
		(77)	(11)	(1)	(89)		(89)
		11	2	1	14		14
		77	12	3	92		92
		(9)	(1)	(1)	(11)		(11)
		(63)	(10)	(2)	(75)		(75)



	Software Rm	Software development costs Rm	Total Rm
31 COMPUTER SOFTWARE, CAPITALISED DEVELOPMENT COSTS AND GOODWILL			
31.1 Computer software and capitalised development costs			
2005			
Cost			
Balance at beginning of year	**2 642**	**283**	**2 925**
Other acquisitions – separately acquired	**46**		**46**
Other acquisitions – internally developed		**284**	**284**
Development costs commissioned to software	**91**	**(91)**	**–**
Disposals and retirements	**(142)**		**(142)**
Balance at end of year	**2 637**	**476**	**3 113**
Accumulated amortisation and impairment losses			
Balance at beginning of year	**1 327**	**179**	**1 506**
Amortisation charge	**423**		**423**
Impairment losses		**1**	**1**
Foreign exchange and other movements	**1**		**1**
Disposals and retirements	**(138)**		**(138)**
Balance at end of year	**1 613**	**180**	**1 793**
Carrying amount			
At beginning of year	**1 315**	**104**	**1 419**
At end of year	**1 024**	**296**	**1 320**
Restated			
2004			
Cost			
Balance at beginning of year	2 301	470	2 771
Other acquisitions – separately acquired	50		50
Other acquisitions – internally developed		193	193
Development costs commissioned to software	380	(380)	
Disposals and retirements	(89)		(89)
Balance at end of year	2 642	283	2 925
Amortisation and impairment losses			
Balance at beginning of year	966	95	1 061
Amortisation charge	395		395
Impairment losses	6	84	90
Disposals or retirements	(40)		(40)
Balance at end of year	1 327	179	1 506
Carrying amount			
At beginning of year	1 335	375	1 710
At end of year	1 315	104	1 419

31.2 Borrowing costs

Borrowing costs that are directly attributable to qualifying assets, amounting to R153 million, were capitalised up to December 2003. As from 1 January 2004 no interest has been capitalised and included in computer development costs.

	Rm
31.3 Goodwill	
Reconciliation of carrying amount	
Carrying amount at 31 December 2003	3 762
Arising on business combinations	191
Realised through disposals	(164)
Impairments recognised through the income statement	(126)
Negative goodwill realised through the income statement	39
Foreign currency translation and other	(26)
Carrying amount at 31 December 2004	**3 676**
Arising on business combinations	**24**
Realised through disposals	**(8)**
Impairments recognised through the income statement	**(1)**
Foreign currency translation and other	**(4)**
Carrying amount at 31 December 2005	**3 687**

31.4 Analysis of goodwill

Rm	**2005** Cost	**2005** Accumulated impairment losses	**2005** Carrying amount	Restated 2004 Cost	Restated 2004 Accumulated impairment losses	Restated 2004 Carrying amount
Fairbairn Private Bank/Fairbairn Trust Company	**377**	**(73)**	**304**	382	(75)	307
Special Purpose Entities (formerly Peoples Bank SPVs)	**40**	**(40)**	**–**	38	(38)	–
Peoples Mortgage Limited (formerly Peoples Bank)	**198**	**(198)**	**–**	198	(198)	–
Imperial Bank	**285**	**(25)**	**260**	285	(25)	260
Nedbank Limited	**3 565**	**(739)**	**2 826**	3 565	(739)	2 826
Nedcor Investment Bank	**375**	**(375)**	**–**	375	(375)	–
Nedbank Namibia Limited	**115**	**(2)**	**113**	122	(2)	120
Capital One	**82**		**82**	82		82
American Express	**81**		**81**	81		81
Lion Match Company (formerly Fasic (Pty) Limited)	**21**		**21**			–
	5 139	**(1 452)**	**3 687**	5 128	(1 452)	3 676

Goodwill is allocated to individual cash-generating units based on business activity. Impairment testing is done on a regular basis by comparing the net carrying value of the cash-generating units to the estimated 'value in use'. The value in use is determined by discounting estimated future cash flows of each cash-generating unit. The discounted cash flow calculations have been performed using Nedbank's weighted average cost of capital, comprising the weighted proportions of equity cost of capital, calculated using the Capital Asset Pricing Model, and asset-weighted after tax cost of long-term debt for the group. No impairments resulting from impairment testing have been effected for this reporting period. Management regard the useful lives of all cash-generating units to be indefinite.



	2005 Rm	Restated 2004 Rm
31 COMPUTER SOFTWARE, CAPITALISED DEVELOPMENT COSTS AND GOODWILL (continued)		
31.4 Analysis of goodwill (continued)		
The goodwill when split on a geographical basis (area in which the cash generating unit operates) is as follows:		
Africa	**3 383**	3 369
Europe	**304**	307
	3 687	3 676
The value in use is estimated as follows:		
Africa	**205 541**	67 134
Europe	**1 331**	1 753
	206 872	68 887
Net estimated recoverable amounts:		
Africa	**202 158**	63 765
Europe	**1 027**	1 446
	203 185	65 211
32 SHARE CAPITAL		
32.1 Ordinary share capital		
Authorised		
600 000 000 (2004: 600 000 000) ordinary shares of R1 each	**600**	600
Issued		
442 811 368 (2004: 393 971 390) fully paid ordinary shares of R1 each	**443**	394
Treasury shares arising from share repurchases by subsidiary and the consolidation of entities of 40 817 811 (2004: 240 000) fully paid up ordinary shares of R1 each	**(41)**	*
	402	394

*Less than R1 million.

Subject to the restrictions imposed by the Companies Act, 61 of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in the general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

	2005 Rm	Restated 2004 Rm
32.2 Nedbank Limited preference share capital and premium		
Authorised		
300 000 000 (2004: 300 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
Issued		
277 298 896 (2004: 277 298 896) non-redeemable, non-cumulative preference shares of R0,001 each	*	
Preference share premium	**2 770**	2 770
	2 770	2 770

*Less than R1 million

No preference shares were issued during the financial year ended 31 December 2005.

The preference shares are classified as equity instruments by Nedbank Limited and have therefore been classified as minority interest in the group financial statements.

Each preference share confers on the holder the right to capital of the company in the form of a cash dividend prior to payment of dividends to any other class of shareholder. The rate is limited to 75% of the prevailing prime rate on a 'deemed value' of R10, and is never compounded. The dividends, if declared, accrue half-yearly on 30 June and 31 December and are payable within 120 days of these dates respectively.

If a preference dividend is not declared, the dividend shall not accumulate and will never become payable by the company, whether in preference to payments to any other class of share or otherwise.

If, due to any amendment of the Income Tax Act, No 58 of 1962, the dividends become taxable in the hands of the shareholders and the payment of the preference share dividends becomes a deductible expense for the company, then the 75% of prevailing prime rate shall be increased to the extent that the company incurs a saving on servicing the preference shares. If such an amendment does not result in a saving for the company, but a decrease in the returns on the preference share investment, no amendment to the rate is envisaged.

Each preference share confers on the holder the right to a return of capital on the winding-up of the company prior to any payment to any other class of share, but are not entitled to any further participation in the profits, assets or any surplus assets of the company in such circumstances.

The holders of this class of share are not entitled to be present or vote (even by proxy) at any meeting of the company except when a declared dividend or part thereof remains in arrears and unpaid after six months from the due date or a resolution is proposed which directly affects the rights attached to the preference share or the interests of the holder, including resolutions to windup the company or in the reduction of its share capital.

At every general meeting where the preference shareholder is entitled to vote, the voting rights are restricted to the holder's nominal value in proportion to the total nominal value of all shares issued by the company.

No shares in the capital of the company, in priority to the preference shares, can be created or issued without prior sanction by way of a resolution passed at a separate class meeting properly constituted in terms of the provisions set out in the articles of association, of the holders of preference shares.

32.3 Share options

Share options granted under the schemes have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at rates determined by the schemes' trustees and expire at the earlier of termination or at varying periods of up to 10 years from the granting of the option. On exercise of the option, the schemes will subscribe for shares in Nedbank Group Limited at the full market price then ruling. The difference between such market price and the exercise price is recoverable from the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.



Notes to the financial statements

for the year ended 31 December

	2005 Rm	Restated 2004 Rm
33 DEPOSITS, CURRENT ACCOUNTS AND OTHER CREDITORS^		
33.1 Classifications		
Current accounts	**35 830**	34 401
Savings deposits	**11 188**	10 532
Other deposits and loan accounts	**166 573**	155 333
– Call and term deposits	**89 525**	85 684
– Fixed deposits	**23 389**	24 799
– Cash management deposits	**35 183**	29 691
– Other deposits and loans accounts	**18 476**	15 159
Foreign currency liabilities	**8 832**	9 928
Negotiable certificates of deposit	**33 682**	27 882
Deposits received under repurchase agreements	**5 206**	12 671
	261 311	250 747
Comprises:		
– Amounts owed to depositors	**229 993**	191 306
– Amounts owed to banks	**31 318**	59 441
	261 311	250 747

Deposit products include current accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets. The maturity analysis below is based on the remaining period to contractual maturity from year-end.

Foreign currency liabilities are either matched by advances to clients or hedged against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.

	2005 Rm	Restated 2004 Rm
33.2 Sectoral analysis		
Banks	**31 318**	59 441
Government and public sector	**28 310**	8 470
Individuals	**83 284**	79 519
Business sector	**118 399**	103 317
	261 311	250 747
33.3 Geographical analysis		
South Africa	**245 312**	233 286
Other African countries	**5 034**	4 748
Europe	**8 975**	9 545
Asia	**219**	271
USA	**438**	453
Other	**1 333**	2 444
	261 311	250 747

	2005 Rm	Restated 2004 Rm
33.4 Other liabilities		
Creditors and other accounts	7 352	6 023
Insurance contracts	159	186
Short trading securities and spot positions	24 438	6 516
Provision for onerous contracts (note 33.4.1)	4	7
Leave pay accrual (note 33.4.2)	366	390
Deferred revenue	38	31
	32 357	13 153
33.4.1 Provision for onerous contracts		
Balance at beginning of year	7	19
Recognised in profit and loss	(3)	(12)
Balance at end of year	4	7
Onerous leases resulted from the writedown of R81 million in 2000 for properties and leasehold premises to recognise the permanent diminution of value resulting from the reconfiguration of the retail branch network.		
33.4.2 Leave-pay accrual		
Balance at beginning of year	390	390
Movements from business combinations	(2)	(10)
Additions	1	3
Disposals	(3)	(13)
Recognised in profit and loss	(5)	7
Utilised during the year	(5)	(5)
Other movements	(12)	8
Balance at end of year	366	390
^Certain amounts within this note have been reclassified into different categories. Provisions have been raised in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets, as set out in note 36.		
34 INVESTMENT CONTRACT LIABILITIES		
34.1 Policy liabilities under investment contracts		
BoE Life Limited	4 166	2 898
NIB Life Limited		211
	4 166	3 109
34.2 Movements in policy liabilities during year		
Market value at beginning of year	3 109	5 152
Net movement in value of contracts	1 057	(2 043)
Market value at end of year	4 166	3 109

Policies that are under investment contracts are market-related.

	Instrument terms	2005 Rm	Restated 2004 Rm
35 LONG-TERM DEBT INSTRUMENTS			
Rand-denominated		**6 901**	6 980
Compulsorily convertible loans maturing on 31 December 2005*	18,12% per annum		47
Compulsorily convertible loans maturing on 6 November 2005*	13,75% per annum		20
R515 million bonds repayable on 4 December 2008	13,5% per annum	**580**	593
R2 billion subordinated callable notes repayable on 20 September 2011**	11,3% per annum	**2 064**	2 064
R4 billion subordinated callable notes repayable on 9 July 2012**	13,15% per annum	**4 254**	4 253
R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000 – thereafter interest-free	**3**	3
US dollar-denominated		**371**	328
US$40 million repayable on 17 April 2008	6-month Libor on nominal value	**253**	225
US$18 million repayable on 31 August 2009	1,5 basis points below 6-month Libor on nominal value	**118**	103
Namibian-dollar-denominated		**1**	1
N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	1
Total long-term debt instruments in issue		**7 273**	7 309

Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedbank Group Limited. The US dollar subordinated debt instruments are either matched by advances to clients or covered against exchange rate fluctuations. In accordance with the group's articles of association the borrowing powers of the company are unlimited.

** The debt instruments were converted to Nedbank Limited shares on 31 December 2005 and 6 November 2005 respectively and are held by Nedbank Group Limited.*

*** Callable by the issuer, Nedbank Limited after five years from date of issue, being 20 September 2001 and 9 July 2002, at which time the interest converts to a floating three-month Jibar rate.*

	2005 Rm	Restated 2004 Rm
36 CONTINGENT LIABILITIES		
Guarantees on behalf of clients	**11 064**	10 770
Confirmed letters of credit and discounting transactions	**7 103**	2 782
Unutilised facilities and other	**32 170**	20 018
Share options	**5**	5
	50 342	33 575

The group in the ordinary course of business enters into transactions which expose the group to tax, legal and business risks. Provisions are made for known liabilities which are expected to materialise. Possible obligations and known liabilities where no reliable estimate can be made or it is considered improbable that an outflow would result, are noted as a contingent liability. This is in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets.

There are a number of legal or potential claims against Nedbank Group Limited and its subsidiary companies, the outcome of which cannot at present be foreseen.

In recent years a number of group companies entered into structured finance transactions with third parties using the tax base of the bank. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service, although the obligation to pay in the first instance rests with the group companies. The South African Revenue Service has recently begun to examine the tax aspects of some of these types of structures.

It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the repricing of additional taxes, that the recovery from a client could be less than a contingent liability to the South African Revenue Service, in which case provisions are made.

	2005 Rm	Restated 2004 Rm
37 COMMITMENTS		
37.1 Capital expenditure approved by directors		
Contracted	**449**	464
Not yet contracted	**154**	30
	603	494

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

37.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions. The following are the minimum contractual lease payments under non-cancellable leases:

	2006 Rm	2007 Rm	2008 Rm	2009 Rm	2010 and beyond Rm
Land and buildings	306	327	355	382	3 265
Furniture and equipment	115	137	147	167	402
	421	464	502	549	3 667

37 COMMITMENTS (CONTINUED)

37.3 Commitments under derivative instruments

The group enters into option contracts, financial futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (note 17).

	2005 Rm	Restated 2004 Rm
38 CASH FLOW INFORMATION		
38.1 Reconciliation of profit from operations to cash flows from operating activities		
Profit from operations	**5 270**	2 363
Adjusted for:		
– Depreciation (note 8)	**427**	454
– Amortisation: Computer software (note 8)	**423**	395
– Goodwill impairment (note 11)	**1**	126
– Negative goodwill realised (note 11)		(39)
– Movement in impairment of advances	**1 415**	1 444
– Loss on disposal of property and equipment	**85**	105
– Net income on investment banking assets	**(109)**	(97)
– Effects of exchange rate changes on cash and short-term funds (excluding foreign borrowings)	**(9)**	141
– Impairment losses on investments, property and equipment (note 11)	**170**	113
– (Profit)/Loss on sale of subidiaries, investments and property (note 11)	**(904)**	74
– Other non-trading and capital items (note 11)	**32**	(20)
– Transaction taxes	**223**	470
– Foreign currency translation (profit)/loss	**(126)**	280
– Impact of IFRS adjustments		75
Cash flows from operating activities	**6 898**	5 884
38.2 Cash received from clients		
Interest and similar income (note 5)	**23 234**	22 789
Commission and fees (note 7)	**5 770**	5 460
Trading income (note 7)	**1 431**	1 369
Other income	**1 034**	1 411
	31 469	31 029
38.3 Cash paid to clients, employees and suppliers		
Interest expense (note 6)	**(14 705)**	(15 644)
Staff costs (note 8)	**(5 290)**	(5 175)
Other operating expenses	**(4 933)**	(4 837)
	(24 928)	(25 656)
38.4 Increase in operating assets		
Other short-term securities	**(704)**	(5 792)
Government and public sector securities	**3 566**	(4 891)
Advances and other accounts	**(20 848)**	(10 416)
	(17 986)	(21 099)

	2005 Rm	Restated 2004 Rm
38.5 Increase in operating liabilities		
Current and savings accounts	**2 086**	(1 870)
Other deposits, loans and foreign currency liabilities	**12 117**	18 671
Negotiable certificates of deposit	**5 800**	(4 015)
Liabilities in respect of repurchase agreements	**(9 439)**	(443)
Creditors and other liabilities	**9 445**	(3 135)
	20 009	9 208
38.6 Taxation paid		
Amounts prepaid at beginning of year	**3**	112
Income statement charge (excluding deferred tax)	**(927)**	(440)
Total indirect taxes	**(223)**	(470)**
Other movements		(2)
Acquisition of subsidiaries		(2)
Disposal of subsidiaries		1
Portion of transaction taxation on property and equipment acquired to be depreciated in future years	**(37)**	(31)
Amounts payable/(prepaid) at end of year (note 23)	**332**	(3)
	(852)	(835)
38.7 Disposal of investments in subsidiary companies net of cash		
Cash and short-term funds		219
Other short-term securities		92
Advances and other debtors		345
Insurance assets		515
Property and equipment		50
Deposits, current accounts and other creditors	**2**	(136)
Current taxation liabilities		(1)
Insurance funds		(660)
Net assets disposed	**2**	424
Loss on disposal	**(1)**	(26)
Goodwill		164
Consideration received	**1**	562
Cash and short-term funds disposed		(219)
Net consideration	**1**	343

***Total indirect taxes are included in operating expenses and therefore 2004 has been restated.*



	2005 Rm	Restated 2004 Rm
38.8 Acquisition of subsidiaries		
Cash and short-term funds		8
Other short-term securities		
Government and other securities		
Advances and other debtors		(64)
Other investments		(85)
Investments in associate companies		
Property and equipment		(161)
Deposits, current accounts and other creditors		110
Deferred taxation liabilities		3
Current taxation liabilities		2
Long-term debt instruments		
Net assets acquired	–	(187)
First-time consolidation		177
Minority shareholders' equity		(41)
Goodwill		(32)
Consideration paid	–	(83)
Less: Cash and short-term funds acquired		(8)
Net cash outflow	–	(91)
38.9 Dividends paid		
Recognised in the statement of changes in equity	**(727)**	(269)
39 MANAGED FUNDS		
39.1 Fair value of funds under management – by type**		
Unit trusts	**26 674**	21 633
Third party	**17 892**	17 487
Private clients*	**27 497**	21 249
	72 063	60 369
39.2 Fair value of funds under management – by geography		
South Africa	**60 946**	49 270
United Kingdom		1 130
Rest of world**	**11 117**	9 969
	72 063	60 369

39.3 Reconciliation of movement in funds under management – by type

	Unit trusts Rm	Third-party and private clients Rm	Total Rm
Opening balance at 31 December 2004 as previously reported*	21 632	47 350	68 982
Restatement**		(8 613)	(8 613)
Restated opening balance at 31 December 2004	21 632	38 737	60 369
Group transfers			
Disposals		(88)	(88)
Inflows	10 794	14 049	24 843
Outflows	(9 543)	(13 201)	(22 744)
Mark-to-market value adjustment	3 912	5 433	9 345
Foreign currency translation differences	(122)	460	338
Closing balance	26 673	45 390	72 063

39.4 Reconciliation of movement in funds under management – by geography

	South Africa Rm	United Kingdom Rm	Rest of world Rm	Total Rm
Opening balance at 31 December 2004 as previously reported	49 270	1 130	18 582	68 982
Restatement**			(8 613)	(8 613)
Restated opening balance at 31 December 2004	49 270	1 130	9 969	60 369
Group transfers		(1 130)	1 130	–
Disposals			(88)	(88)
Inflows	21 213		3 630	24 843
Outflows	(18 663)		(4 081)	(22 744)
Mark-to-market value adjustment	9 126		219	9 345
Foreign currency translation differences			338	338
Closing balance	60 946	–	11 117	72 063

39.5 Trust activities

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities. In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the income statement as non-interest revenue.

**Other financial services included in private clients.*

***Restatement for 2004 relates to the reclassification of trust records on behalf of clients previously disclosed as Assets under management.*

40 FOREIGN CURRENCY CONVERSION GUIDE

Monetary figures in these financial statements are expressed in the nearest million South African rand. The approximate value of the South African rand as at 31 December against the following currencies was:

	2005 Actual	2004 Actual	**2005 Average**	2004 Average
United States dollar	**0,1580**	0,1776	**0,1570**	0,1567
Pound sterling	**0,0916**	0,0921	**0,0867**	0,0855
Euro	**0,1335**	0,1302	**0,1269**	0,1258



41 SHARE-BASED PAYMENTS

Shares and share options are granted to employees as part of their remuneration package for services rendered, and in terms of the BEE scheme to clients and partners as an incentive to retain business and develop growth within the group. The following are the share and share option schemes that have been in place during the year. All of the schemes will be equity-settled.

As the group cannot estimate reliably the fair value of services received nor the value of additional business received, the group rebuts the presumption that such services and business can be measured reliably and, as such, measures their fair value by reference to the fair value of the options or shares granted. The fair value of such options and shares is measured at the grant date utilising the Black-Scholes model.

41.1 Description of arrangements

Scheme	Trust	Description
• Traditional employee schemes		
Nedcor Group (1994) Share Option Scheme	Nedbank Employee Share Trust	Share options are granted to key personnel to motivate senior employees to remain with the group. The granting of share options is based on job level, merit and performance, and is entirely at the discretion of the trustees acting on recommendation of executive management. Grants are made twice a year for new appointments and annually for existing staff, on a date determined by the trustees.
Nedbank Group (2005) Share Option Scheme	Nedbank Group (2005) Share Scheme Trust	Share options are granted to key personnel to motivate senior employees to remain with the group. The granting of share options is based on job level, merit and performance, and is entirely at the discretion of the trustees acting on recommendation of executive management. Grants are made twice a year for new appointments and annually for existing staff, on a date determined by the trustees.
Nedbank Group (2005) Matched Share Scheme	Nedbank Group (2005) Share Scheme Trust	All employees of the group are eligible to participate in the scheme. An amount of not more than 50% of their after tax bonus can be invested, which will be matched by the group with shares.
• BEE schemes		
Black Business Partner Scheme	Wiphold Financial Services Number Two Trust and Brimstone-Mtha Financial Services Trust	Each trust was issued an equal number of restricted shares at R1,87 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Non-executive Directors' Scheme	Nedbank Eyethu Non-executive Directors' Trust	Certain non-executive directors acquired restricted shares at par value, with notional funding over a period of six years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.

Vesting requirements	Maximum term
Share options granted on appointment are time-based, of which 50% vest after three years and the remaining 50% after four years. Annual allocations to existing staff are linked to the achievement of predetermined targets for growth in headline earnings over the performance period of three and four years.	6 years
Completion of three years' service.	5 years
Three years' service and achievement of Nedbank Group performance targets. Where these performance targets are not met, 50% will vest provided that the three years' service has been achieved.	3 years
No dealing in the shares during the 10-year notional funding period.	10 years
Six years' service and no dealing in the shares during this notional funding period. So as not to compromise the non-executive directors' independence, no specific performance conditions will apply to the directors' participation.	6 years



41 SHARE-BASED PAYMENTS (continued)

41.1 Description of arrangements (continued)

Scheme	Trust	Description
• BEE schemes (continued)		
Retail Scheme	Nedbank Eyethu Retail Trust	For every three shares acquired, participants qualify for an additional bonus share after a three-year period. The participants can elect to settle the payment for the shares in a once off lump sum payment or by a monthly debit order over 36 months. Should there be any contractual breach by the participants, they will cease to qualify for the bonus shares.
Corporate Scheme	Nedbank Eyethu Corporate Scheme Trust and Aka-Nedbank Eyethu Trust	Restricted shares were allocated to existing black Corporate clients and to Aka Capital (Pty) Ltd, a key Corporate client that has the role of the black development partner in the scheme, at par value, with notional funding over a period of six years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Black Executive Scheme	Nedbank Eyethu Black Executive Trust	Restricted shares and share options were granted to certain black employees on a senior management level. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Black Management Scheme	Nedbank Eyethu Black Management Trust	Restricted shares and share options were granted to certain black employees on a middle and senior management level. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Broad-based Employee Scheme	Nedbank Eyethu Broad-based Employee Trust	Restricted shares granted to all qualifying employees who do not participate in any other share incentive scheme operating in the group. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.

Vesting requirements	Maximum term
Participants must operate and maintain a primary transaction account with Nedbank for three years.	3 years
Participants must use Nedbank as their primary banker for six years.	6 years
Participants must remain in service for four, five and six years, after each of which 1/3 of the shares become unrestricted and 1/3 of the options vest.	7 years
Participants must remain in service for four, five and six years, after each of which 1/3 of the shares become unrestricted and 1/3 of the options vest.	7 years
No dealing in the shares during the restricted period of five years.	5 years



41 SHARE-BASED PAYMENTS (continued)

41.2 Effect on profit and financial position

	Share-based payments expense		Share-based payments reserve	
	2005 Rm	2004 Rm	2005 Rm	2004 Rm
• **Traditional employee schemes**	50	15	130	36
Nedcor Group (1994) Share Option Scheme	28	15	103	36
Nedbank Group (2005) Share Option Scheme	18		22	
Nedbank Group (2005) Matched Share Scheme	4		5	
• **BEE schemes**	371		371	
Black Business Partner Scheme	215		215	
Non-executive Directors' Scheme	1		1	
Retail Scheme	1		1	
Corporate Scheme	14		14	
Black Executive Scheme	2		2	
Black Management Scheme	11		11	
Broad-based Employee Scheme	127		127	
	421	15	501	36

41.3 Traditional employee schemes

	Nedcor Group (1994) Share Option Scheme 2005	
	Number of instruments	Weighted average exercise price R
• **Movements**		
Outstanding at beginning of the year	28 905 173	90,07
Granted during the year	718 693	73,14
Forfeited during the year	(4 918 072)	97,13
Exercised during the year	(3 099 459)	61,50
Expired during the year	(5 149 120)	118,72
Outstanding at end of year	16 457 215	84,02
Exercisable at end of year	4 412 911	102,53
• **Classifications**		
Performance-based	7 953 593	
Non-performance-based	8 503 622	
Outstanding at end of year	16 457 215	
Board of directors	831 794	
Other key management personnel	1 069 127	
Employees	14 556 294	
Outstanding at end of year	16 457 215	



Nedcor Group (1994) Share Option Scheme 2004		**Nedbank Group (2005) Share Option Scheme**		Nedbank Group (2005) Matched Share Scheme	
Number of instruments	Weighted average exercise price R	**Number of instruments**	**Weighted average exercise price R**	Number of instruments	Weighted average exercise price R
25 089 839	113,41				
14 328 122	50,35	**5 815 509**	**77,69**	327 025	
(4 235 270)	104,19	**(228 750)**	**77,23**		
(2 772 393)	44,38				
(3 505 125)	101,88				
28 905 173	90,07	**5 586 759**	**77,71**	327 025	–
9 152 417	101,17	**2 200**	**76,79**	–	–
12 797 207				163 513	
16 107 966		**5 586 759**		163 512	
28 905 173		**5 586 759**		327 025	
1 153 351		**120 000**		24 901	
1 822 609		**289 600**		25 096	
25 929 213		**5 177 159**		277 028	
28 905 173		**5 586 759**		327 025	



41 SHARE-BASED PAYMENTS (continued)

41.3 Traditional employee schemes (continued)

	Nedcor Group (1994) Share Option Scheme 2005	
	Number of instruments	Weighted average exercise price R
• Exercised during the year (R)		
Weighted average share price		83,72
• Granted during the year		
Weighted average fair value per instrument granted (R)		24,59
This weighted average fair value has been calculated using the Black-Scholes option pricing model, using the following inputs and assumptions:		
Weighted average share price (R)		73,14
Weighted average exercise price (R)		73,14
Weighted average expected volatility (%) *		29
Weighted average life (years)		5,5
Weighted average expected dividends (%)		2,1
Weighted average risk-free interest rate (%)		7,9
Number of employees		31
Weighted average vesting period (years)		3,5
Possibility of ceasing employment before vesting (%)		5
Expectation of meeting performance criteria (%)		100

*Volatility is determined using expected volatility for all shares listed on the JSE.

	Nedcor Group (1994) Share Option Scheme 2005	
	Number of instruments	Weighted average remaining contractual life (years)
• Outstanding at the end of the year by exercise price		
0,00		
44,00		
44,50		
45,00	2 856 808	2,5
55,75	365 900	4,6
60,00	187 656	2,5
111,80		
117,60		
120,22		
121,00		
123,50		
126,90		
129,20		
131,00		
136,00		
137,60		
146,00		

Nedcor Group (1994) Share Option Scheme 2004		Nedbank Group (2005) Share Option Scheme		Nedbank Group (2005) Matched Share Scheme	
Number of instruments	Weighted average Exercise price R	**Number of instruments**	**Weighted average Exercise price R**	Number of instruments	Weighted average Exercise price R
	63,49				
	21,80		**20,70**		71,07
	50,35		**77,69**		75,60
	50,35		**77,69**		
	35,4		**29,0**		29,0
	5,5		**4,0**		3,0
	3,6		**2,1**		2,1
	10,0		**7,5**		7,7
	301		**1 409**		507
	3,5		**3,0**		3,0
	5		**5**		5
	100				95

Nedcor Group (1994) Share Option Scheme 2004		Nedbank Group (2005) Share Option Scheme		Nedbank Group (2005) Matched Share Scheme	
Number of instruments	Weighted average remaining contractual life (years)	**Number of instruments**	**Weighted average remaining contractual life (years)**	Number of instruments	Weighted average remaining contractual life (years)
				327 025	2,4
1 700	0,5				
53 115	0,7				
5 818 414	2,8				
401 100	5,6				
389 698	2,2				
373 677	0,7				
133 540	0,5				
32 065	0,7				
81 320	0,7				
1 200	0,5				
4 000	0,7				
533	1,2				
43 000	0,5				
91 900	0,5				
28 700	0,2				
16 966	0,2				



41 SHARE-BASED PAYMENTS (continued)

41.3 Traditional employee schemes (continued)

	Nedcor Group (1994) Share Option Scheme 2005	
	Number of instruments	Weighted average remaining contractual life (years)
• Outstanding at the end of the year by exercise price (continued)		
60,01	3 559 800	4,3
61,40	25 000	4,4
63,00		
69,20	319 930	3,8
73,00	100 000	5,3
74,40	523 200	5,3
76,79		
79,50	127 903	0,5
81,00	4 667	2,3
84,00	29 762	1,0
84,68		
86,40	483 580	1,6
88,00	2 443 700	2,9
89,70	62 945	1,5
90,90	14 333	2,1
94,00		
96,00	65 291	0,8
96,06		
97,50	17 172	0,1
102,19	131 500	3,2
102,65	340 798	2,7
111,00	43 333	2,5
115,00	23 700	2,1
123,00	21 347	1,8
123,60	2 171 350	2,2
125,00	1 918 022	1,9
128,60	10 700	0,2
130,60	368	0,2
130,80	108 269	1,4
131,45	2 920	0,8
132,00	3 100	1,0
133,20	84 800	0,2
134,00	512	0,2
136,20	168 953	0,2
139,00	313	0,2
142,00	15 700	0,8
150,00	385	1,2
151,00	98	1,2
152,00	108 500	0,6
155,20	30 000	0,8
157,00	84 900	1,1
	16 457 215	2,9

Nedcor Group (1994) Share Option Scheme 2004		**Nedbank Group (2005) Share Option Scheme**		Nedbank Group (2005) Matched Share Scheme	
Number of *instruments*	Weighted average remaining con-*tractual life (years)*	**Number of instruments**	**Weighted average remaining con-tractual life (years)**	Number of *instruments*	Weighted average remaining con-*tractual life (years)*
3 962 200	5,3				
25 000	5,4				
31 426	1,0				
443 930	4,7				
		4 935 959	**4,5**		
1 314 275	0,7				
5 333	3,3				
29 762	2,4				
		650 800	**4,6**		
609 349	2,5				
2 851 350	3,9				
75 166	2,5				
24 333	3,2				
22 500	0,5				
70 499	1,8				
2 234	0,7				
17 172	1,1				
136 000	4,0				
472 686	3,7				
43 333	3,5				
23 700	3,1				
21 347	2,8				
2 606 200	3,1				
6 704 934	1,8				
12 100	0,7				
368	1,2				
174 979	2,7				
2 920	1,7				
3 100	2,4				
106 000	1,2				
1 070	0,2				
1 358 815	1,9				
313	1,2				
25 700	1,4				
1 236	1,9				
215	0,2				
120 500	1,6				
35 000	1,7				
99 200	2,1				
28 905 173	2,9	**5 586 759**	**4,5**	327 025	2,4



41.4 BEE schemes

	Black Business Partner Scheme		Non-executive Directors' Scheme	
	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R
• Movements				
Outstanding at beginning of the year				
Granted during the year	7 891 300	172,67	344 351	108,27
Forfeited during the year				
Exercised during the year				
Expired during the year				
Outstanding at end of year	7 891 300	172,67	344 351	108,27
• Classifications				
Performance-based				
Non-performance-based	7 891 300		344 351	
Outstanding at end of year	7 891 300		344 351	
Board of directors			344 351	
Other key management personnel				
Employees				
Outstanding at end of year	–		344 351	
• Exercised during the year (R)				
Weighted average share price				
• Granted during the year				
Weighted average fair value per instrument granted (R)		27,19		24,82
This weighted average fair value has been calculated using the Black-Scholes option pricing model, using the following inputs and assumptions:				
Weighted average share price (R)		87,90		87,90
Weighted average exercise price (R)		172,67		108,27
Weighted average expected volatility (%) *		29		29
Weighted average life (years)		10,0		6,0
Weighted average expected dividends (%)				
Weighted average risk-free interest rate (%)		7,8		7,7
Number of employees				4
Weighted average vesting period (years)		10,0		6,0
Possibility of ceasing employment before vesting (%)				0
Expectation of meeting performance criteria (%)				
• Outstanding at the end of the year by exercise price				
0,00				
74,75				
108,26				
108,27			344 351	5,6
172,67	7 891 300	9,6		
	7 891 300	9,6	344 351	5,6

**Volatility is determined using expected volatility for all shares listed on the JSE.*

Retail Scheme		Corporate Scheme		Black Executive Scheme		Black Management Scheme		Broad-based Employee Scheme	
Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R
459 382		9 051 369	108,26	672 000	56,06	3 606 506	68,47	1 451 400	
						(52 068)	68,47		
								(1 451 400)	
459 382		9 051 369	108,26	672 000	56,06	3 554 438	68,47		
459 382									
		9 051 369		672 000		3 554 438			
459 382		9 051 369		672 000		3 554 438		–	
2 163									
				160 000					
457 219				512 000		3 554 438			
459 382		–		672 000		3 554 438		–	
								1 451 400	87,90
	86,14		24,96		45,94		38,00		87,90
	91,63		87,90		87,90		87,90		87,90
			108,26		56,06		68.,47		
	29		29		29		29		
	3,0		6,0		5,8		5,9		
	2,1				1,6		1,9		
	7,5		7,7		7,6		7,6		
	6 032				18		719		14 514
	3,0		6,0		5,0		5,0		
					5		5		
	95		95,93						
459 382	2,9			168 000	4,6	298 609	4,6		
				504 000	6,6	3 255 829	6,6		
		9 051 369	5,6						
459 382	2,9	9 051 369	5,6	672 000	6,1	3 554 438	6,4		

42 RELATED PARTIES

42.1 Relationship between parent and subsidiaries

The parent company of Nedbank Group Limited is Old Mutual Life Assurance Company (SA) Limited and associates, which hold 50,19% of the company's ordinary shares. The ultimate controlling party is Old Mutual plc, incorporated in the United Kingdom.

Material subsidiaries of the group are identified on pages 236 to 238 and associates and joint ventures on page 234 to 235.

42.2 Key management personnel compensation

Key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including all directors of the company as well as members of the Executive Committee who are not directors, as well as close family members of any of these individuals.

Details of the compensation paid to the board of directors are disclosed in the Remuneration Report on pages 77 to 87 and details of their shareholdings in the company are disclosed in the Directors' Report on pages 138 to 141. Compensation paid to the board of directors is aggregated below, together with the aggregate compensation paid to the executive directors, as well as the number of share options and instruments held.

	Directors	Other	Total
Compensation (Rm)			
2005			
Directors' fees	**6**		**6**
Remuneration	**20**	**40**	**60**
– Short-term employee benefits	**15**	**36**	**51**
– Termination benefits	**1**		**1**
– Share-based payments	**4**	**4**	**8**
	26	**40**	**66**
2004			
Directors' fees	6		6
Remuneration	28	44	72
– Short-term employee benefits	24	42	66
– Termination benefits	3		3
– Share-based payments	1	2	3
	34	44	78
Number of share options and instruments			
2005			
Outstanding at beginning of the year	**1 153 351**	**1 822 609**	**2 975 960**
Granted during the year	**591 415**	**474 696**	**1 066 111**
Exercised during the year	**(421 557)**	**(753 482)**	**(1 175 039)**
	1 323 209	**1 543 823**	**2 867 032**
2004			
Outstanding at beginning of the year	1 700 630	835 720	2 536 350
Granted during the year	825 677	1 103 141	1 928 818
Exercised during the year	(499 469)	(378 752)	(878 221)
Transferred during the year	(873 487)	262 500	(610 987)
	1 153 351	1 822 609	2 975 960

42.3 Related-party transactions

Transactions are entered into with subsidiaries, associates, joint ventures and other related parties within the Nedbank Group and with the company's parent, Old Mutual Life Assurance Company (SA) Limited, and the company's ultimate controlling company, Old Mutual plc. The following material transactions occurred between these related parties and Nedbank Group Limited or Nedbank Limited:

2005

Outstanding balances (Rm)	Balance owing to	Balance due from	Impairment provision	Impairment during the year
Parent/Ultimate parent				
Bank accounts – market-related	(1 785)	646		
Deposits – market-related	(2 217)			
Loans – market-related	(969)	46		
Eurobonds – market-related		114		
Pension and disability fund plan assets		893		
Pension and disability fund obligations	(893)			
Disability fund reinsurance liability	(7)			
Subsidiaries**				
Bank accounts – market-related	(1 964)	477		
Bank accounts – interest-free	(282)	5 003		
Deposits – market-related	(20 174)	642		
Advances – market-related		20 516	(33)	9
Loans – market-related	(9 034)	7 961	(169)	(100)
Loans – interest-free	(6 742)	7 186	(90)	58
Joint ventures				
Bank accounts – market-related	(17)			
Loans – market-related	(51)			
Loans – interest-free		79		
Associates				
Bank accounts – market-related	(42)	1		
Deposits – market-related	(68)			
Loans – market-related	(2)	1 480	(125)	175
Loans – interest-free		296	(1)	(1)
Key management personnel				
Bank accounts – market-related	(6)	6		
Deposits – market-related	(19)			
Loans – market-related		14		
Post-retirement benefit plans				
Bank accounts – market-related	(274)			
Share Scheme Trusts				
Loans – interest-free		15		

Notes to the financial statements

Transactions (Rm)	Interest received/ (paid)	Ordinary dividends received/ (paid)	Insurance fees received/ (paid)	Lease and rentals received/ (paid)	Other amounts received/ (paid)
Parent/Ultimate parent					
Income	147				3
Expense	(494)	(381)			
Subsidiaries**					
Income	2 748	1 432	22		118
Expense	(5 118)		(45)		(1)
Joint ventures					
Income	2		1	20	17
Expense	(6)			(4)	(37)
Associates					
Income	72				2
Expense	(19)				
Key management personnel					
Income	1				
Expense	(2)				
Post-retirement benefit plans					
Income	1				
Expense	(13)				

Derivative information (Rm)*	Notional principal		Fair value		
	Positive value	Negative value	Positive value	Negative value	Gain/ (Loss)
Parent/Ultimate parent	51 342	(59 964)	1 788	(1 621)	80
Subsidiaries	193	(369)	5	(12)	(3)

2004

Outstanding balances (Rm)	Balance owing to	Balance due from	Impairment provision	Impairment during the year
Parent/Ultimate parent				
Bank accounts – market-related	(2 166)	425		
Deposits – market-related	(1 808)			
Loans – market-related	(1 034)	27		
Eurobonds – market-related		112		
Pension and disability fund plan assets		908		
Pension and disability fund obligations	(908)			
Subsidiaries**				
Bank accounts – market-related	(1 047)	1 513		
Bank accounts – interest-free	(2 752)	6 946		
Deposits – market-related	(14 092)	19 258		
Deposits – interest-free	(389)			
Advances – market-related	(3 501)	160	(5)	(5)
Advances – interest-free		32		
Loans – market-related	(3 779)	6 975	(100)	(81)
Loans – interest-free	(15 701)	19 933	(340)	(156)

2004

Outstanding balances (Rm)	Balance owing to	Balance due from	Impairment provision	Impairment during the year
Joint ventures				
Bank accounts – market-related	(16)			
Deposits – market-related	(2)			
Loans – market-related	(1)	6		
Loans – interest-free		80		
Associates				
Bank accounts – market-related	(55)			
Deposits – market-related	(239)	20		
Loans – market-related	(2)	655	(294)	(16)
Key management personnel				
Bank accounts – market-related	(10)	4		
Deposits – market-related	(25)			
Loans – market-related		8		
Post-retirement benefit plans				
Bank accounts – market-related	(140)			
Share Scheme Trusts				
Loans – interest-free	(7)			

Transactions (Rm)	Interest received/ (paid)	Ordinary dividends received/ (paid)	Insurance fees received/ (paid)	Lease and rentals received/ (paid)	Other amounts received/ (paid)
Parent/Ultimate parent					
Income	160				2
Expense	(576)	(140)			
Subsidiaries**					
Income	2 892	269	143		154
Expense	(4 085)				(4)
Joint ventures					
Income	1		1	6	6
Expense	(33)				(11)
Associates					
Income	57	11			42
Expense	(34)				(143)
Key management personnel					
Income	1				
Expense	(2)				
Post-retirement benefit plans					
Income					(8)
Expense	(10)				

**Comparative information on derivatives has not been disclosed, as the information could not be extracted due to systems constraints.*

***Only includes transactions between Nedbank Group Limited and group subsidiaries, and Nedbank Limited and group subsidiaries.*



Analysis of investments in associates and joint ventures

for the year ended 31 December

Name of company and nature of business	Percentage holding 2005 %	2004 %	Acquisition date	Year-end
Listed				
Banking				
State Bank of Mauritius Ltd***	**20,1**	20,1	Nov 97	Jun
Technology				
Net 1 Applied Technology Holdings Ltd****			Jul 00	Jun
Unlisted				
Banking				
Banque SBM Madagascar		20	Dec 99	Jul
SBM Nedbank International Limited	**50**	50	Jul 99	Dec
Technology				
Acturis Ltd++	**70,1**	68,7	Mar 01	Sep
The Internet Solution (Pty) Ltd		20	Jun 00	Sep
The IQ Business Group (Pty) Ltd***	**41,4**	46,1	Jul 00	Jun
Other				
BoE (Pty)Ltd+	**50**	50	Jan 03	Dec
Nedgroup Life Assurance Company Ltd+	**50**	50	Jan 03	Dec
Bones Development Phase 3 (Pty) Ltd**			Jan 92	Dec
Capegate Lifestyle (Pty) Ltd	**34**	34	Dec 02	Aug
Capricorn Science & Technology (Pty) Ltd	**41,5**	10,4	Nov 98	Sept
Century Square Development Trust	**35**	35	May 01	Feb
Corovest - NIB Property Asset Management**		35	May 00	Dec
G & C Shelf 31 (Pty) Ltd	**40**	40	May 04	Feb
Grapnel Property Group (Pty) Ltd	**40**	40	Mar 03	Sept
Kimberly Clark SA Holdings (Pty) Ltd	**50**	50	Aug 04	Dec
Lyric Rose (Pty) Ltd	**48,8**	36,8	Jul 02	Feb
Robow Investments No 47 (Pty) Ltd	**50**	50	Dec 02	Feb
Sanbona Properties (Pty) Ltd	**50**	50	Oct 03	Apr
Sandton Square Portion 8 (Pty) Ltd		25	Jul 02	Apr
Steenberg Office Development (Pty) Ltd	**25**	25	Jul 02	Feb
Wirlprop 33 (Pty) Ltd	**49**		Jan 05	Feb
Other				

**Represents amounts less than R1 million.*
***Disposed of in 2004.*
****No longer accounted for as an associate, still reflects equity income for the year.*
*****No longer an associate, transferred to non-current assets held for sale.*
+Joint ventures.
++Consists of preference shares which do not carry voting rights, therefore accounted for as an associate.

Date to which equity income accounted for	Equity-accounted earnings 2005 Rm	Equity-accounted earnings 2004 Rm	Carrying amount 2005 Rm	Carrying amount 2004 Rm	Market value/ directors' valuation 2005 Rm	Market value/ directors' valuation 2004 Rm	Net indebtedness of loans to/(from) associates 2005 Rm	Net indebtedness of loans to/(from) associates 2004 Rm
Aug 2005	**34**	51		336		356		
		22						
	10	6	**79**	70	**79**	60	**–**	–
Aug 2005		1		8		4		
Dec 2005	**10**	5	**79**	62	**79**	56		
	16	22	**11**	127	**11**	275	**–**	55
Dec 2005			**11**	23	**11**	27		
Jul 2005	**10**	21		70		200		23
Dec 2005	**6**	1		34		48		32
	107	46	**567**	486	**762**	668	**241**	142
Dec 2005	**33**	22	**140**	107	**140**	107		
Dec 2005	**21**	(12)	**45**	47	**45**	43		(12)
Dec 2005		12						
Dec 2005			**24**	3	**24**	3	**19**	3
Dec 2005			**30**		**30**			
Dec 2005			**3**	2	**3**	2		
Dec 2005		*		7		7		7
Dec 2005		*	**8**	1	**28**	11	**21**	10
Dec 2005			**17**		**7**			
Dec 2005	**28**	26	**242**	214	**349**	349		
Dec 2005		1	**8**	6	**8**	6	**8**	6
Dec 2005		*	**5**	7	**5**	7	**7**	7
Dec 2005		(7)			**12**	43	**59**	51
Dec 2005		*		6	**29**	28	**29**	28
Dec 2005		*	**1**	1	**1**	1		1
Dec 2005	**22**		**22**		**22**			
Dec 2005	**3**	4	**22**	85	**59**	61	**98**	41
	167	147	**657**	1 019	**852**	1 359	**241**	197



Analysis of investments in subsidiaries

for the year ended 31 December

	Group Issued capital	
	2005 Rm	2004 Rm
Banking		
Nedbank Namibia Holdings Ltd	96	43
Nedbank Namibia Ltd	16	16
Nedbank Malawi Ltd	10	10
Fairbairn Private Bank (Jersey) Ltd	50	50
Imperial Bank Ltd	4	3
Nedbank (Lesotho) Ltd	20	20
Nedbank Ltd	27	27
Nedbank (Swaziland) Ltd	12	12
Nedcor Asia Ltd (Hong Kong)		132
Peoples Mortgage Ltd (formerly Peoples Bank Ltd)	45	45
SBM Nedcor Holdings Ltd (Mauritius)	*	*
Merchant Bank of Central Africa Ltd (Zimbabwe)	22	
Trust and participation bond administration		
Fairbairn Trust Company Ltd (Guernsey)	1	1
Nedcor Collective Investments Ltd	6	6
Syfrets Participation Bond Managers (Pty) Ltd	1	1
Syfrets Securities Ltd	1	1
Syfrets Securities Nominees Ltd	*	*
FTNIB Management Company Ltd	2	2
Other companies		
BoE Holdings Ltd	2	2
BoE International Holdings Ltd (Isle of Man)	*	*
BoE Life Ltd	1	1
BoE Ltd	11	11
BoE Management Ltd	*	*
Cape of Good Hope Financial Services Ltd	6	6
BoE Clocktower Nominees Ltd	*	*
Dr Holsboer Benefit Fund		
Lion Match Factory (Pty) Ltd (formerly FASIC (Pty) Ltd)	*	*
Nedbank Africa Investments Ltd (Mauritius)	*	*
NedEurope Ltd (Isle of Man)	1 880	1 295
Nedcor Insurance Company (SA) Ltd	*	*
Nedcor Group Insurance Company Ltd	10	10
Nedcor Insurance Company Ltd	*	*
Nedgroup Investment Holdings 101 Ltd	17	17
Nedgroup Investment 102 Ltd	6	6
Nedcor Investments Ltd	27	27
Nedcor Securities (Pty) Ltd	10	10
Nedcor Trade Services Ltd (Mauritius)	2	3
Nedinsurance Company Ltd	5	5
Taquanta Securities (Pty) Ltd	*	*
Taquanta Asset Managers (Pty) Ltd	6	
Taquanta Treasury Solutions (Pty) Ltd	*	
Tando AG (Switzerland)	23	172
The Board of Executors 1838	*	*
Other companies	*	*

** Represents amounts less than R1 million.*

Note 1

Headline earnings from subsidiaries (after eliminating intercompany transactions)

	2005 Rm	2004 Rm
Aggregate earnings	3 821	1 974
Aggregate losses	654	527

Group Effective holding		Company Book value of investments		Company Net indebtedness	
2005	2004	2005	2004	2005	2004
%	%	Rm	Rm	Rm	Rm
94	93				
94	93				
91	91				
70	70				
50	50				
100	100				
100	100	17 950	17 470	(2 292)	503
67	67				
	100				
80	80				
80	80				
44	42				
100	100				
100	100				
100	100				
100	100	3	3		
100	100				
100	100	3	18		
100	100				
100	100				
100	100				
100	100	4 335	4 335	(1 199)	(527)
100	100			(3 687)	(4 138)
100	100			(6)	(6)
100	100	2	2		
100	100				
82	82				
100	100			297	
100	100	1 205	59		(22)
100	100	5	5		
100	100				
100	100	5	32		
100	100	282	779		(1 983)
100	100				
100	100				
100	100				
100	100				
100	100	49	49		(49)
51	60				
70					
70					
100	100		216		
100	100			(39)	(39)
100	100			(4)	(581)
		23 839	22 968	(6 930)	(6 842)

Note 2

General information required in terms of the 4th schedule of the Companies Act 61, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expenses out of proportion to the value to members. Other subsidiaries consist of nominees, property-owning and financial holding companies acquired in the course of lending activities. A register detailing the required information in respect of all subsidiaries is available for inspection at the registered office.



Subsidiary companies

Nedbank Group Limited

Nedbank Limited 100%

Local subsidiaries

- Imperial Bank Ltd 50,1%
- Nedcor Investment Ltd 100%
- Nedgroup Investment 102 Ltd 100%
- Syfrets Participation Bond Managers Ltd 100%
- BoE Holdings Ltd 100%
- Lion Match Factory (Pty) Ltd 82%

Nedbank Africa Investment Limited 100%

- Merchant Bank of Central Africa Ltd (Zimbabwe) 44,2%
- SBM Nedcor Holdings Ltd 79,9%
- Nedbank (Malawi) Ltd 91,4%

Foreign subsidiaries

- Nedbank (Lesotho) Ltd 100%
- Nedbank (Swaziland) Ltd 67,2%
- Nedcor Trade Services Ltd 100%
- NedNamibia Holdings Ltd 93,73%
- Nedbank Namibia Ltd 93,73%

BoE Limited 100%

- The Board of Executors (1838) 100%
- Nedgroup Life Assurance Co Ltd 50%
- Nedgroup Collective Investments Ltd 100%
- BoE Life Ltd 100%

Nedcor Investment Holdings 101 Ltd 100%

- Nedcor Securities (Pty) Ltd 100%
- BoE (Pty) Ltd 50%

NedEurope 100%

- BoE International Holdings Ltd 100%
- Fairbairn Trust Co Ltd (Guernsey) 100%
- Fairbairn Private Bank Ltd 70,24%

Other companies/entities

- Taquanta Securities (Pty) Ltd 51%
- Taquanta Treasury Solutions (Pty) Ltd 70%
- Taquanta Asset Managers (Pty) Ltd 70%

- Nedcor Group Insurance Co Ltd 100%
- Nedcor Insurance Co (SA) Ltd 100%
- Nedcor Insurance Co Ltd (IOM) 100%
- NedInsurance Co Ltd 100%

- Syfrets Securities Nominees (Pty) Ltd 99%
- Syfrets Securities Ltd 100%

- BoE Management Ltd 100%
- BoE Clocktower Nominees Ltd 100%
- Cape of Good Hope Financial Services Ltd 100%
- FTNIB Management Co Ltd 100%
- Tando AG 100%
- Dr Holsboer Benefit Fund 100%

Company income statement

for the year ended 31 December

	Notes	2005 Rm	Restated 2004 Rm
Interest and similar income		22	46
Interest expense and similar charges		13	41
Net interest income		9	5
Dividends from subsidiaries		769	298
Dividends from other investments		2	3
Foreign currency translation gains		25	1
Total income after foreign currency translation gains		805	307
Operating expenses	9	13	15
Profit from operations before non-trading and capital items		792	292
Loss on repatriation of foreign capital		74	
Impairment of investments		516	401
Impairment of advances	8	(97)	218
Profit/(loss) before taxation		299	(327)
Taxation		44	8
South African normal taxation – current		36	6
– deferred		7	
Secondary taxation on companies		1	2
Profit/(loss) after taxation		255	(335)

Company balance sheet

as at 31 December

	Notes	2005 Rm	Restated 2004 Rm
Assets			
Sundry debtors and accrued interest	1	1	4
Deferred taxation asset		7	1
Current taxation prepaid	2		2
Investment in subsidiary companies		24 694	30 303
Shares at cost – unlisted		23 839	22 968
Owing by subsidiaries		855	7 335
Other investments – unlisted at directors' valuation	4	25	32
Total assets		24 727	30 342
Shareholders' equity and liabilities			
Ordinary share capital	5	443	394
Ordinary share premium		12 147	10 857
Non-distributable reserves		41	41
Distributable reserves		4 138	4 643
Ordinary shareholders' equity		16 769	15 935
Sundry creditors	6	19	12
Current taxation liabilities	2	26	
Deferred taxation liabilities		7	
Impairment of advances	7	121	218
Amounts owing to subsidiaries		7 785	14 177
Total liabilities		7 958	14 407
Total shareholders' equity and liabilities		24 727	30 342



Company statement of changes in shareholders' equity

for the year ended 31 December

	Notes	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Other non-distributable reserves Rm	Other distributable reserves Rm	Total ordinary shareholders' equity Rm
Balance as previously reported		274 754 425	275	5 754	41	4 819	10 889
Restatement per note 10						428	428
Restated balance at 31 December 2003		274 754 425	275	5 754	41	5 247	11 317
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme		2 766 258	3	169			172
Shares issued in terms of rights offer		114 481 367	114	5 038			5 152
Other share issues		278 944	*	16			16
Capitalisation award issue		1 930 396	2	85			87
Share issue expenses				(205)			(205)
Income attributable to equity holders						(335)	(335)
Ordinary dividends						(269)	(269)
Restated balance at 31 December 2004	5	394 211 390	394	10 857	41	4 643	15 935
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme		3 089 336	3	257			260
Shares issued in terms of BEE transaction		41 268 130	42	723			765
Other share issues – Capitalisation award		4 242 512	4	361			365
Share issue expenses				(51)			(51)
Income attributable to equity holders						255	255
Ordinary dividends						(760)	(760)
Balance at 31 December 2005	5	442 811 368	443	12 147	41	4 138	16 769

*Represents amounts less than R1 million

Company cash flow statement

for the year ended 31 December

	Note	2005 Rm	2004 Rm
Cash generated by operations	8	767	291
Cash received from clients – interest income		9	5
Cash paid to clients, staff and suppliers		(13)	(15)
Dividends received on investments		771	301
Change in funds for operating activities		119	(1 254)
Decrease/(Increase) in operating assets		6 504	(6 562)
(Decrease)/Increase in operating liabilities		(6 385)	5 308
Net cash used in operating activities before taxation		886	(963)
Taxation paid		(9)	(7)
Amount unpaid at beginning of year		2	(1)
Income statement charge		(37)	(8)
Amount owed at end of year		26	2
Cash flows from operating activities		877	(970)
Cash flows from investing activities		(1 456)	(3 983)
Acquisition of investments in subsidiary companies net of cash		(1 456)	(3 983)
Cash flows from financing activities		579	4 953
Proceeds from issue of ordinary shares		1 390	5 427
Share issue expense		(51)	(205)
Dividends paid to ordinary shareholders		(760)	(269)
Net decrease in cash and cash equivalents		–	–

Notes to the company financial statements

for the year ended 31 December

		2005 Rm	2004 Rm
1	**SUNDRY DEBTORS AND ACCRUED INTEREST**		
	Sundry debtors and accrued interest	1	4
	Maturity structure		
	These assets are repayable on demand or on short notice and are all owed within South Africa.		
2	**CURRENT TAXATION**		
	Normal South African taxation		
	Current taxation prepaid		2
	Current taxation liability	26	
		26	2
3	**TAXATION RATE RECONCILIATION (EXCLUDING NON-TRADING AND CAPITAL ITEMS)**	%	%
	Standard rate of South African normal taxation	30	30
	Change in the standard rate of taxation	(1)	
	Non-taxable income	(31)	>(100)
	S23 application		105
	Non-deductible capital items	3	>100
	Prior year underprovisions	5	125
	Secondary taxation on companies		49
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading capital items)	6	208
4	**OTHER INVESTMENTS**		
	Carrying amount		
	Unlisted investments	25	32
	Valuation		
	Unlisted investments at directors' valuation	25	32
5	**SHARE CAPITAL**		
	Ordinary share capital		
	Authorised		
	600 000 000 (2004: 600 000 000) ordinary shares of R1 each	600	600
	Issued ordinary share capital		
	442 811 368 (2004: 394 211 390) fully paid ordinary shares of R1 each	443	394
6	**SUNDRY CREDITORS**		
	Creditors and other accounts	19	12
7	**IMPAIRMENT OF ADVANCES**		
	Specific impairment of intergroup advances made by Nedbank Limited to subsidiary companies. Nedbank Group Limited has guaranteed these intergroup advances for which an impairment has been recognised.		
	Balance at beginning of the year	218	
	Income statement charge	(97)	218
	Balance at end of the year	121	218



	2005 Rm	2004 Rm
8 CASH GENERATED BY OPERATIONS		
Reconciliation of profit from operations to cash flow from operating activities		
(Loss)/Profit from operations	(2 430)	4
Adjusted for:		
Foreign currency translation gain	(25)	(1)
Impairment of advances	(97)	218
Impairment of investments	3 245	70
Loss on repatriation of foreign capital	74	
Cash flow from operating activities	767	291
9 OPERATING EXPENSES		
Audit fees – current year	6	6
– prior year		3
Directors' fees	5	4
Other	2	2
	13	15

10 RESTATEMENT OF COMPARATIVES

The company did not re-allocate the cost of the acquisition of BoE Limited to the cost of the investment in Nedbank Limited on transfer of certain assets in BoE Limited to Nedbank Limited. This has resulted in the restatement of the impairment charge relating to the investment of BoE Limited. The effect on 31 December 2004 is summarised below:

	Previously reported Rm	Restatement Rm	Restated Rm
Impairment of investments	(70)	(331)	(401)
Profit/(loss) before taxation	4	(331)	(327)
Loss after taxation	(4)	(331)	(335)
Balance sheet			
Investment in subsidiary companies	22 871	97	22 968
Closing reserves	15 838	97	15 935
Opening reserves	10 889	428	11 317
Effect on income statement	(4)	(331)	(335)

Nedbank Group employee incentive schemes

At 31 December 2005

	2005	2004
Movements		
Options outstanding at beginning of year	**28 905 173**	25 089 839
Granted	**6 534 202**	14 328 122
Exercised	**3 099 459**	2 772 393
Surrendered	**10 295 942**	7 740 395
Options outstanding at end of year	**22 043 974**	28 905 173
Performance-based options – 1994 scheme	**7 953 593[P]**	12 793 099[P]
Non-performance-based options – 1994 scheme	**8 503 622**	16 112 074
Non-performance-based options – 2005 scheme	**5 586 759**	
	22 043 974	28 905 173

Nedcor share incentive scheme (1994)

The following options granted had not been exercised at 31 December 2005

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
1-Jan-06	7 650	130,80	b/f	832 011		b/f	1 477 671	
1-Jan-06	8 300	157,00	1-Jun-06	3 000	102,65	1-Jan-07	28 500	123,60
9-Jan-06	61 300	123,60	1-Jun-06	11 350	123,60	1-Jan-07	6 650	125,00
29-Jan-06	129 830	125,00	1-Jun-06	21 700	125,00	1-Jan-07	250	130,80
1-Feb-06	35 650	88,00	1-Jun-06	1 300	130,80	1-Jan-07	3 100	132,00
1-Feb-06	3 500	102,65	1-Jun-06	10 100	136,20	1-Feb-07	900	88,00
1-Feb-06	52 900	123,60	1-Jun-06	3 000	152,00	1-Feb-07	3 425	125,00
1-Feb-06	39 025	125,00	17-Jun-06	7 600	123,60	1-Mar-07	5 000	60,01
1-Feb-06	1 250	130,80	1-Jul-06	12 000	60,01	1-Mar-07	5 000	88,00
1-Feb-06	75 808	136,20	1-Jul-06	71 900	88,00	1-Mar-07	16 975	125,00
1-Mar-06	13 000	88,00	1-Jul-06	2 500	102,65	1-Mar-07	385	150,00
1-Mar-06	4 000	102,65	1-Jul-06	7 800	123,60	1-Mar-07	98	151,00
1-Mar-06	30 450	123,60	1-Jul-06	65 050	125,00	1-Mar-07	76 600	157,00
1-Mar-06	24 850	125,00	1-Jul-06	24 375	130,80	31-Mar-07	500	136,20
1-Mar-06	5 800	128,60	1-Jul-06	22 850	136,20	1-Apr-07	2 000	60,01
1-Mar-06	368	130,60	13-Jul-06	950	125,00	1-Apr-07	5 000	88,00
1-Mar-06	500	130,80	21-Jul-06	200	125,00	1-Apr-07	750	102,65
1-Mar-06	512	134,00	1-Aug-06	3 750	88,00	1-Apr-07	4 150	125,00
1-Mar-06	17 121	136,20	1-Aug-06	1 000	102,65	1-May-07	4 900	88,00
1-Mar-06	313	139,00	1-Aug-06	3 100	123,60	1-May-07	6 000	123,60
1-Mar-06	3 000	152,00	1-Aug-06	4 500	125,00	1-May-07	2 300	125,00
2-Mar-06	2 000	60,01	1-Aug-06	750	136,20	27-Sep-07	6 000	130,80
2-Mar-06	10 000	88,00	22-Aug-06	101 500	152,00	28-Sep-07	66 694	130,80
2-Mar-06	7 200	125,00	1-Sep-06	7 500	60,01	2-Nov-07	21 347	123,00
2-Mar-06	2 000	136,20	1-Sep-06	8 000	88,00	19-Nov-07	15 800	125,00
1-Apr-06	5 300	88,00	1-Sep-06	2 900	123,60	14-Feb-08	23 700	115,00
1-Apr-06	1 500	102,65	1-Sep-06	4 000	125,00	15-Apr-08	303 400	125,00
1-Apr-06	26 650	123,60	1-Oct-06	18 000	60,01	15-Apr-08	1 180 942[P]	125,00
1-Apr-06	25 560	125,00	1-Oct-06	35 000	88,00	2-Jul-08	1 816 700	123,60
1-Apr-06	84 800	133,20	1-Oct-06	40 900	123,60	15-Oct-08	245 900	102,65
1-Apr-06	13 630	136,20	1-Oct-06	14 250	125,00	15-Oct-08	76 348[P]	102,65
9-Apr-06	3 200	123,60	1-Oct-06	2 920	131,45	27-Nov-08	50 000	123,60
1-May-06	9 000	60,01	1-Oct-06	30 000	155,20	25-Feb-09	131 500	102,19
1-May-06	33 050	88,00	1-Nov-06	5 400	60,01	1-Apr-09	2 116 050[P]	88,00
1-May-06	500	102,65	1-Nov-06	13 000	88,00	1-Apr-09	44 800	88,00
1-May-06	8 300	123,60	1-Nov-06	1 000	102,65	1-Oct-09	54 080[P]	69,20
1-May-06	42 400	125,00	1-Nov-06	12 800	123,60	1-Oct-09	265 850	69,20
1-May-06	26 194	136,20	1-Nov-06	3 115	125,00	11-May-10	2 861 000[P]	60,01
2-May-06	4 900	128,60	1-Nov-06	15 700	142,00	11-May-10	619 400	60,01
3-May-06	2 000	88,00	1-Dec-06	900	123,60	11-May-10	25 000[P]	61,40
3-May-06	250	125,00	1-Dec-06	1 500	125,00	10-Aug-10	112 000[P]	55,75
3-May-06	250	130,80	1-Jan-07	18 500	60,01	10-Aug-10	253 900	55,75
17-May-06	1 000	152,00	1-Jan-07	29 200	88,00	20-Apr-11	523 200	74,40
1-Jun-06	7 200	88,00	1-Jan-07	800	102,65	25-Apr-11	100 000[P]	73,00
	832 011			1 477 671			12 563 765	

[P] *Performance-based options*



Options granted in respect of the rights offer (1994 scheme)

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
1-Jan-06	16 005	45,00	b/f	234 297		b/f	566 730	
29-Jan-06	84	45,00	1-Sep-06	5 000	45,00	1-Apr-08	926	45,00
1-Feb-06	26 699	45,00	1-Oct-06	33 653	45,00	8-Apr-08	556	45,00
7-Feb-06	13 890	60,00	1-Nov-06	8 593	45,00	15-Apr-08	475 001[P]	45,00
15-Feb-06	463	45,00	29-Nov-06	4 630	45,00	15-Apr-08	17 083[P]	60,00
1-Mar-06	18 627	45,00	1-Dec-06	1 265	45,00	15-Apr-08	107 187	45,00
2-Mar-06	7 999	45,00	1-Jan-07	22 209	45,00	21-Jun-08	2 778	45,00
1-Apr-06	39 676	45,00	1-Feb-07	4 427	45,00	1-Jul-08	15 277	45,00
9-Apr-06	1 334	45,00	8-Feb-07	13 236	45,00	2-Jul-08	562 553	45,00
1-May-06	24 498	45,00	1-Mar-07	22 190	45,00	2-Jul-08	94 043	60,00
2-May-06	2 042	45,00	1-Apr-07	4 127	45,00	15-Oct-08	31 787[P]	45,00
3-May-06	1 042	45,00	1-May-07	5 061	45,00	15-Oct-08	61 169	45,00
17-May-06	418	45,00	24-Jul-07	17 819	45,00	27-Nov-08	20 834	45,00
1-Jun-06	16 814	45,00	27-Sep-07	1 666	45,00	25-Feb-09	54 800	45,00
21-Jun-06	3 483	45,00	28-Sep-07	11 666	45,00	1-Apr-09	822 602[P]	45,00
1-Jul-06	15 965	45,00	2-Nov-07	150 569	45,00	1-Apr-09	59 168[P]	60,00
13-Jul-06	396	45,00	2-Nov-07	3 472	60,00	1-Apr-09	18 666	45,00
21-Jul-06	84	45,00	19-Nov-07	6 584	45,00	1-Oct-09	22 532[P]	45,00
26-Jul-06	18 305	45,00	1-Dec-07	417	45,00	1-Oct-09	110 772	45,00
1-Aug-06	500	45,00	6-Feb-08	5 973	45,00			
22-Aug-06	25 973	45,00	14-Feb-08	9 876	45,00			
	234 297			566 730			3 044 464	

Ex-NIB share incentive scheme – now part of Nedcor share incentive scheme (1994)

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
			b/f	119 723		b/f	314 660	
1-Jan-06	1 000	86,40	1-Jul-06	26 667	79,50	24-Jul-07	61 279	89,70
16-Jan-06	3 305	86,40	1-Jul-06	19 734	86,40	2-Nov-07	409 714	86,40
1-Feb-06	31 219	86,40	26-Jul-06	45 640	79,50	1-Dec-07	1 000	86,40
1-Feb-06	18 937	96,00	1-Oct-06	11 020	86,40	6-Feb-08	14 333	90,90
1-Feb-06	17 172	97,50	29-Nov-06	11 113	79,50	1-Apr-08	3 333	81,00
7-Feb-06	33 335	79,50	1-Dec-06	633	86,40	8-Apr-08	1 334	81,00
15-Feb-06	1 111	86,40	1-Jan-07	29 762	84,00	21-Jun-08	6 667	111,00
1-May-06	830	86,40	1-Jan-07	3 571	86,40	1-Jul-08	36 666	111,00
1-Jun-06	1 666	89,70	8-Feb-07	46 354	96,00			
21-Jun-06	11 148	79,50	1-May-07	443	86,40			
	119 723			314 660			848 986	

Nedbank Group options scheme (2005)

	Option expiry date	Number of shares	Issue price R
	1-Apr-07	2 200	76,79
	30-Jun-10	4 933 759	76,79
	8-Aug-10	650 800	84,68
		5 586 759	
Total options outstanding		22 043 974	

Additional information index

TABLE OF CONTENTS

Reg No 1966/010630/06 (Incorporated in the Republic of South Africa)

www.nedbankgroup.co.za





Shareholders' analysis

for the year ended 31 December

Register date: 31 December 2005
Authorised share capital: 600 000 000 shares
Issued share capital: 442 811 368 shares

SHAREHOLDER SPREAD	Number of shareholders	% of shareholders	Number of shares	% of shares
1 – 1 000 shares	13 715	82,25	2 854 463	0,64
1 001 – 10 000 shares	2 309	13,85	6 420 824	1,45
10 001 – 100 000 shares	446	2,68	15 630 332	3,53
100 001 – 1 000 000 shares	167	1,00	47 286 213	10,68
1 000 001 shares and over	37	0,22	370 619 536	83,70
	16 674	100,00	442 811 368	100,00

DISTRIBUTION OF SHAREHOLDERS	Number of shareholders	% of shareholders	Number of shares	% of shares
Banks	157	0,94	58 010 312	13,10
Close corporations	139	0,83	338 772	0,08
Empowerment	11	0,07	41 386 858	9,35
Endowment funds	90	0,54	933 646	0,21
Individuals	13 647	81,85	8 680 830	1,96
Insurance companies	42	0,25	153 447 212	34,65
Investment companies	57	0,34	91 873 466	20,75
Medical aid schemes	3	0,02	4 145	0,00
Mutual funds	158	0,95	31 493 720	7,11
Nominees and trusts	1 623	9,73	3 031 066	0,68
Other corporations	192	1,15	259 506	0,06
Pension funds	246	1,48	50 486 434	11,40
Private companies	286	1,71	2 118 692	0,48
Public companies	21	0,13	330 756	0,08
Share trusts	2	0,01	415 953	0,09
	16 674	100,00	442 811 368	100,00

PUBLIC/NON-PUBLIC SHAREHOLDERS	Number of shareholders	% of shareholders	Number of shares	% of shares
Non-public shareholders	67	0,40	266 770 562	60,24
Directors and associates of the company*	11	0,07	72 767	0,02
Old Mutual Life Assurance Company (South Africa) Limited and associates	15	0,09	222 239 583	50,19
Mutual & Federal Limited and associates	5	0,03	1 130 357	0,25
Nedbank/Nedbank Group Pension Funds	5	0,03	36 383	0,01
Nedbank Group Limited and associates (share trusts)	2	0,01	321 341	0,07
Nedbank Limited	9	0,05	18 241	0,00
Nedbank Group Limited and associates (mutual funds)	7	0,04	303 651	0,07
Nedbank Group Limited and associates (treasury shares)	2	0,01	1 261 381	0,28
Nedbank Group BEE trusts**	11	0,07	41 386 858	9,35
Public shareholders	16 607	99,60	176 040 806	39,76
	16 674	100,00	442 811 368	100,00

**Excluding shares held through the Nedbank Group BEE schemes.*

***Includes original shares issued and capitalisation shares issued.*

Breakdown of non-public holdings:

NEDBANK GROUP ORDINARY SHARES HELD BY DIRECTORS* (refer to page 140)

Number of shares	
CJW Ball	10 000
TA Boardman	15 098
MWT Brown	10 712
WAM Clewlow	2 849
RG Cottrell	529
MA Enus-Brey	500
MM Katz	4 325
JB Magwaza	150
ME Mkwanazi	1 667
ML Ndlovu	18 485
CML Savage	8 452
	72 767

**Excluding shares held through the Nedbank Group BEE schemes.*

	Number of shares	31 Dec 2005 % holding	31 Dec 2004 % holding	31 Dec 2003 % holding
MAJOR MANAGERS				
Old Mutual Group	223 620 681	50,50	53,68	53,16
Old Mutual Life Assurance Company (South Africa) Limited and associates (SA)	222 239 583	50,19	51,92	51,02
Old Mutual Asset Managers (SA)	1 381 098	0,31	1,76	2,14
Nedbank Group BEE trusts (SA)	41 386 858	9,35		
Allan Gray Limited (SA)	36 157 521	8,17	7,64	0,06
Sanlam Investment Management (SA)	20 219 078	4,57	5,73	3,36
STANLIB Asset Management (SA)	16 938 006	3,83	4,53	4,24
Boston Company Asset Management (US)	14 545 066	3,28	3,09	3,04
Franklin Templeton Investments (US)	10 383 318	2,34	2,03	1,08
MAJOR BENEFICIAL SHAREHOLDERS				
Old Mutual Life Assurance Company (South Africa) Limited and associates (SA)	222 239 583	50,19	51,92	51,02
Public Investment Corporation (SA)	24 006 139	5,42	5,81	5,83
Liberty Life Association of Africa (SA)	5 415 574	1,22	1,32	1,09
GEOGRAPHICAL DISTRIBUTION OF SHAREHOLDERS				
South Africa	377 084 004	85,16	81,18	79,70
United States	45 976 817	10,38	12,69	12,42
United Kingdom	6 394 164	1,44	2,14	2,30
Netherlands	2 084 066	0,47	0,83	0,19
Other countries	11 272 317	2,55	3,16	5,39



Definitions

ACCOUNTING AND TAXATION RISK
The risk that the integrity of the financial statements and related information cannot be upheld.

ASSETS UNDER MANAGEMENT
Assets managed by Nedbank Group, which are beneficially owned by clients and are therefore not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of clients.

ASSURANCE RISK
The failure to reinsure with other acceptable quality insurers, beyond the level of risk appetite (excessive risk) mandated by the board of directors, risks underwritten by the short-term insurance and/or life assurance activities of the group, including catastrophe insurance (ie more than one insurance claim on the group arising from the same event), leading to disproportionate losses to the group.

ATM
Automated teller machine. A cash machine or free-standing device dispensing cash, which may also provide other information or services to clients who have a card and a personal identification number, password or other personal identification.

BASEL CAPITAL ACCORD (BASEL II)
The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

BEE
Black economic empowerment, as defined in the Financial Sector Charter. It means the economic empowerment of all black people (Africans, coloureds and Indians who are South African citizens), including women, workers, youth, people with disabilities and people living in rural areas, through diverse but integrated socioeconomic strategies.

BEE TRANSACTION
Nedbank Group's BEE transaction, which focused primarily on the issuing of shares to BEE partners for the purposes of BEE, equating to approximately 9,33% (41 268 130 shares) of total share capital and equating to black ownership of 11,5% of the value of the Nedbank Group's South African businesses.

BRANCH-IN-A-BOX
This is a cost-effective, quick-deployment, relocatable, prefabricated bank branch. It uses modern, broadband satellite technology for communication. This makes it effective for speedy access and hence client convenience, testing new markets, especially in areas with limited infrastructure such as urban townships and deep rural areas where banking services are not readily available. A branch-in-a-box provides full transaction facilities to clients, including cash withdrawals and deposits, sales and service.

CAPITAL ADEQUACY RATIO (CAR)
The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is currently 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Group capital adequacy
Group capital adequacy is the ratio of group net qualifying capital and reserve funds to total group risk-weighted assets as calculated per the regulations relating to banks.

Primary (Tier 1) capital
Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and reserves. This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital
Secondary capital is made up of compulsorily convertible loans, subordinated debt, portfolio impairment and 50% of any revaluation reserves.

Tertiary (Tier 3) capital

Tertiary capital means:

- accrued current-year uncapitalised net profits derived from trading activities; and
- capital obtained by way of unsecured subordinated loans, subject to such conditions as may be prescribed.

Regulatory capital

The total of primary, secondary and tertiary capital.

CAPITAL RISK

The risk that the group will become unable to absorb losses, maintain public confidence and support the competitive growth of the business. This entails ensuring that opportunities can be acted on timeously while solvency is never threatened.

CASH FLOW

Financing activities

Activities that result in changes to the capital structure of the group.

Investment activities

Activities relating to the acquisition, holding and disposal of property and equipment and long-term investments.

Operating activities

Activities that are not financing or investing activities and arise from the operations conducted by the group.

CLOSING PRICE/TANGIBLE NET ASSET VALUE PER SHARE

The closing share price on the JSE at year-end divided by the tangible net asset value per share.

COMPLIANCE RISK

The risk to earnings and capital arising from violations of, or non-compliance with, laws, rules, regulations, internal group policies and authority levels, prescribed practices and ethical standards.

COMPOUND ANNUAL GROWTH RATE (CAGR)

The year-on-year growth rate of an amount over a specified period of time.

CREDIT RISK

The risk arising from the failure of borrowers and counterparties to meet their repayment commitments (including accumulated interest). Credit concentration risk arises on a portfolio basis where the bank has significant aggregated exposures to particular credit segments or portfolios.

CURRENCY TRANSLATION RISK

A potential negative impact on earnings and/or equity of the rand-denominated value of offshore investments and their earnings due to adverse changes in exchange rates.

DEFERRED TAXATION ASSETS

Deferred taxation assets are the amounts of income taxation recoverable in future years in respect of:

- deductible temporary differences arising due to differences between the taxation and accounting treatment of transactions; and
- the carry-forward of unused taxation losses.

DEFERRED TAXATION LIABILITIES

Deferred taxation liabilities are the amounts of income taxation payable in future years due to differences between the taxation and accounting treatment of transactions.

DIVIDEND/DISTRIBUTION COVER

Headline earnings per share divided by dividends/distribution declared per share.

DIVIDENDS/DISTRIBUTION DECLARED PER SHARE

Dividend/Distribution per share is the actual interim dividend paid/capitalisation award issued and the final dividend/capitalisation award declared for the year under consideration, expressed in cents.

Definitions

DIVIDENDS/DISTRIBUTION PAID/CAPITALISED PER SHARE

Dividend/distribution per share is the actual final dividend paid/capitalisation award issued for the prior year and the interim dividend paid/capitalisation award issued during the year under consideration, expressed in cents.

DIVIDEND YIELD

Dividend/Capitalisation award declared per ordinary share as a percentage of the closing share price of ordinary shares.

EARNINGS PER SHARE (EPS)

Basic earnings basis

Income attributable to equity holders for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings basis

Headline earnings divided by the weighted average number of shares in issue during the year.

Diluted basis

The relevant weighted average number of ordinary shares is adjusted for the potential shares, which could have a dilutive effect on the earnings per share calculation. Profit for the year is divided by the weighted average number of shares, including dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue during the year.

EARNINGS YIELD

Headline earnings per share as a percentage of the closing price of ordinary shares.

ECONOMIC CAPITAL (ECAP)

Economic capital is the quantification of risk and an internal assessment of the amount of capital required to protect the group against economic losses with a desired level of confidence (solvency standard or default probability) over a one-year time horizon. In other words, it is the magnitude of economic losses the group could withstand while still remaining solvent.

ECONOMIC PROFIT (EP)

Economic profit is an absolute measure of shareholder value creation, adjusting profit by the risks associated with the specific business.

EFFECTIVE TAXATION RATE

The taxation charge in the income statement, excluding taxation relating to non-trading and capital items, as a percentage of earnings before taxation.

EFFICIENCY RATIO (COST-TO-INCOME RATIO)

Operating expenses as a percentage of total income from normal operations excluding indirect taxation.

ENTERPRISE-WIDE RISK

All risk types and categories across all business lines, functions, geographical locations and legal entities of the group, collectively known as its risk universe.

ENTERPRISE-WIDE RISK MANAGEMENT FRAMEWORK (ERMF)

The risk framework developed by Nedbank Group and applied to all of its divisions to monitor and manage risk. Further details are included in the risk management section of this annual report.

EXPENSES PER EMPLOYEE

Operating expenses for the year divided by the number of employees at year-end.

EXPENSES TO AVERAGE ASSETS

Operating expenses for the year divided by average total assets.

EXPOSURE AT DEFAULT (EAD)

Quantification of the exposure at risk in case of default.

EYETHU

Eyethu means 'ours' in the Nguni languages, and epitomises the inclusive and uniquely South African identity of the BEE transaction.

FAIS
Financial Advisory and Intermediary Services Act, 37 of 2002. FAIS aims to regulate a wide range of financial advisory and intermediary services to clients. All financial advisers who are authorised to operate under a FAIS licence have to adhere to certain standards and processes.

FICA
Financial Intelligence Centre Act, 38 of 2001. FICA is aimed at combating money laundering in South Africa. The group's compliance function has developed processes and procedures across the business to ensure that clients are properly identified, suspicious transactions are reported, adequate records are maintained and employees are trained in respect of FICA.

FINANCIAL SECTOR CHARTER (FSC)
A transformation charter, as contemplated in the broad-based BEE legislation, that was voluntarily developed by the financial sector and constitutes a framework and establishes the principles on which BEE will be implemented in the financial sector.

FOREIGN CURRENCY TRANSLATION GAINS/LOSSES
The results and assets/liabilities of all foreign entities controlled by the group that have a rand-functional currency are translated at the closing exchange rate and the differences arising are recognised in the income statement as foreign exchange translation gains/losses.

FOREIGN CURRENCY TRANSLATION GAINS/LOSSES TO TOTAL INCOME
Foreign exchange translation gains/losses for the year as a percentage of total income from normal operations.

FTSE/JSE AFRICA ALL SHARE INDEX
This comprises the top 99% of eligible listed companies on the JSE ranked by full market capitalisation.

FTSE/JSE AFRICA BANKS INDEX
This comprises all companies that are constituents of both the FTSE/JSE Africa All-Share Index and the banking sector.

GROSS DOMESTIC PRODUCT (GDP)
The total market value of the goods and services produced by a country's economy during a specific period of time.

HEADLINE EARNINGS
Headline earnings is not a measure of maintainable earnings. For purposes of definition and calculation the guidance given on headline earnings, as issued by the South African Institute of Chartered Accountants in circular 07/02 of December 2002, has been used. Headline earnings consist of the earnings attributable to ordinary shareholders, excluding non-trading and capital items.

HEADLINE EARNINGS PER EMPLOYEE
Headline earnings divided by the number of employees in service at the year-end.

HEDGE
A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure) arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset against liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

IFRS
International Financial Reporting Standards, as adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Reporting Interpretations Committee (IFRIC) of the IASB.

Nedbank Group's consolidated financial statements are prepared in accordance with IFRS.

IMPAIRMENT CHARGE TO AVERAGE ADVANCES
Impairment charge on loans and advances for the year divided by average advances.

IMPAIRMENT OF ADVANCES
An impairment of advances arises where there is objective evidence that the group will not be able to collect an amount due. The impairment is the difference between the carrying amount and the estimated recoverable amount.



Definitions

INSURANCE RISK
The risk of no or inadequate insurance cover for insurable business risks.

INFORMATION TECHNOLOGY RISK
The risk resulting from system malfunction and unavailability, security breaches and inadequate systems investment, development, implementation, support and capacity (refer to the 'Operational risk' definition).

INTEREST RATE RISK
The potential negative impact on interest income due to adverse changes in interest rates caused by different repricing behaviour, client behaviour and/or repricing bases of the banking book assets and liabilities.

INVESTMENT RISK
The risk of a decline in the net realisable value of investment assets arising from adverse movements in market prices or factors specific to an investment itself (eg reputation, quality of management). Market prices are independent variables, which include interest rates, property values, exchange rates, equity and commodity prices.

'JAWS' RATIO
The difference between the rate of growth in total income from normal operations (excluding foreign currency translation gains) and the rate of total expense growth.

JIBAR
Johannesburg Interbank Agreement Rate, which is the rate that South African banks charge each other for wholesale money.

JSE
JSE Limited (previously JSE Securities Exchange South Africa).

KING II (THE CODE)
The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

LIBOR
London Interbank Offered Rate, which is the rate that banks participating in the London money market offer each other for short-term deposits.

LIQUIDITY RISK
The risk arising from the inability of a bank to accommodate decreases in liabilities or to fund increases in assets in full, in the right currency and at the right time and place. If a bank is seen to be illiquid, it cannot obtain sufficient funds either by increasing liabilities or by converting assets promptly and at a reasonable cost.

LOSS GIVEN DEFAULT (LGD)
Estimate of the amount of the exposure at default that will be lost (ie not recovered). Also includes other economic costs, eg legal costs.

MARKET CAPITALISATION
The group's closing share price multiplied by the number of shares in issue (including treasury shares).

MARKET RISK
Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk and, in terms of the banking book, derivative instruments used for hedging risk in non-trading portfolios, investment risk, translation risk and interest rate risk. Investment risk arises from changes in the fair value of investments, and includes private equity and property as well as strategic investments.

MARK-TO-MARKET
Valuation of financial instruments using prevailing market prices or fair value as of the balance sheet date.

MOBILE BOOT-KITS
These are mobile sales and service kits that are easily transportable and can be quickly deployed in areas without traditional branch infrastructure.

NCDs

Negotiable certificates of deposit.

NET ASSET VALUE PER SHARE

Total equity attributable to equity holders divided by the number of shares in issue, excluding shares held by group entities.

NET INTEREST INCOME TO INTEREST-EARNING ASSETS (NET INTEREST MARGIN)

Net interest income expressed as a percentage of average net interest-earning banking assets. Net interest-earning banking assets are used, as these closely resemble the quantum of assets earning income that is included in net margin.

NEW BUSINESS RISK

New product and business development that reaches the client distribution channel without the appropriate signoff for compliance with regulatory, legal, tax, accounting, pricing, strategic and any other relevant risk management requirements.

NON-INTEREST REVENUE TO TOTAL INCOME

Income from normal operations, excluding net interest, as a percentage of total income from normal operations.

NON-PERFORMING ADVANCES (NPAS)

Advances are classified as non-performing when:

- they are categorised as 'doubtful' and 'loss' per the bank regulatory credit risk classification system;
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

NON-TRADING AND CAPITAL ITEMS

These comprise the following:

- surpluses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- impairment of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surpluses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring having a material effect on the nature and focus of the operations of the reporting entities;
- impairment of investments, property and equipment, computer software and capitalised development costs; and
- other items of a capital nature.

NUMBER OF SHARES TRADED

Total number of ordinary shares traded on the JSE during the year.

NUMBER OF SHARES TRADED TO WEIGHTED AVERAGE NUMBER OF SHARES

Number of shares traded for the year as a percentage of the weighted average number of shares in issue during the year.

OFF-BALANCE-SHEET ASSETS

Assets managed on behalf of third parties on a fully discretionary basis.

OPERATIONAL RISK

The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.

ORDINARY SHAREHOLDERS' FUNDS

Total equity attributable to equity holders of the parent.

PEOPLE RISK

People risk is defined as possible inadequacies in human capital. This may stem from lack of adequate skills or knowledge, lack of clear consequences of not meeting performance standards, lack of alignment with strategy or a reward system that fails to motivate properly.



PERFORMING ADVANCES
Advances on which all instalments have been paid to date.

PRICE/EARNINGS RATIO
The closing price of ordinary shares divided by headline earnings per share.

PRICE TO BOOK
The group's closing share price relative to the net asset value.

PROBABILITY OF DEFAULT (PD)
Quantification of the likelihood of a borrower being unable to repay.

PROPERTIES IN POSSESSION (PIPS)
Properties acquired through payment defaults on loans secured by properties.

REPUTATIONAL RISK
The risk that an activity, action or stance taken by Nedbank Group or its officials will impair its image in the community or the long-term trust placed in the organisation by its stakeholders, and that this will result in the loss of business and/or legal action.

RETURN ON ORDINARY SHAREHOLDERS' EQUITY (ROE)
Headline earnings expressed as a percentage of average equity attributable to equity holders.

RETURN ON RISK-WEIGHTED ASSETS
Headline earnings for the year divided by the average risk-weighted assets.

RETURN ON TOTAL ASSETS
Headline earnings expressed as a percentage of average total assets.

REVENUE PER EMPLOYEE
Headline earnings divided by the number of employees at year-end.

RISK-ADJUSTED PERFORMANCE MEASUREMENT (RAPM)
There are two main measures implemented through Nedbank Group's RAPM framework: risk-adjusted return on capital (RAROC), which expresses the risk-adjusted profit with respect to the capital necessary to generate the revenue, giving a relative measure of performance; and economic profit (EP), an absolute measure of shareholder value creation.

RISK-ADJUSTED RETURN ON CAPITAL (RAROC)
Profit adjusted for the risk associated with the particular business, expressed as a percentage of the capital necessary to generate the revenue, giving a relative measure of performance.

RISK APPETITE
Risk appetite is a tool to express the group's risk tolerance quantitatively and is an articulation of the level of risk Nedbank Group is willing to take in pursuit of its strategy.

RISK-WEIGHTED ASSETS
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk-weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act, 94 of 1990 (as amended), or by regulations in the respective countries of the other banking licences.

SEGMENTAL REPORTING

Operational segment
A distinguishable component of the group, based on the market on which each business area focuses, that is subject to risks and returns that are different from those of other operating segments.

Geographical segment
A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

SHARE-BASED PAYMENTS
Transfers of a company's equity instruments by its shareholders to parties that have supplied goods or services to the company (including employees).

SOCIAL AND ENVIRONMENTAL RISKS
The risks related to non-achievement of a balanced and integrated financial, social and environmental performance (referred to as the 'triple bottom line'), resulting in reputational impairment to the group and ultimately loss of business and profitability

SST
Self-service terminal, similar to an ATM, but designed for non-cash transactions.

STRATEGIC RISK
Strategic risk concerns the consequences that occur when the environment, in which decisions that are hard to implement quickly and reverse, results in an unattractive or adverse impact. Strategic risk ultimately has two elements: doing the right thing at the right time; and doing it well. Strategic risk includes the risk that the group's strategy may be inappropriate to support sustainable future growth.

TANGIBLE NET ASSET VALUE PER SHARE
Total equity attributable to equity holders, less goodwill, computer software and capitalised development costs, divided by the number of shares in issue, excluding shares held by group entities.

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
Ordinary share capital, share premium and reserves.

TOTAL INCOME FROM NORMAL OPERATIONS
Net interest income plus non-interest revenue plus foreign currency translation gains/losses.

TRADED PRICE
The last traded price on the JSE on the last business day of the year, also referred to as the closing price.

TREASURY SHARES
Ordinary shares in Nedbank Group Limited acquired by group companies, including ordinary shares held in share trusts as part of the BEE transaction.

VALUE-AT-RISK (VAR)
A generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

VALUE OF SHARES TRADED
Total value of ordinary shares traded on the JSE during the year.

VALUE TRADED TO MARKET CAPITALISATION
Value of shares traded as a percentage of market capitalisation at the end of the year.

WEIGHTED AVERAGE NUMBER OF SHARES
The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.



Glossary

Term used in this annual report	International (UK or US) equivalent or brief description
Advances	Lendings
Capital allowances	Taxation term equivalent to US taxation depreciation allowances
Depreciation	Amortisation
Distributable reserve	Profit and loss account reserve
Fair value (if listed security)	Market value
Financial statements	Accounts
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Gain	Surplus or profit
Impairment of advances	Allowances
Income	Profit
Income statement	Profit and loss account
Interest-bearing borrowings	Long-term debt or loan capital
Interest expense	Interest payable
Interest income	Interest receivable
Issued	Allotted
Net asset value	Book value
Ordinary shares, issued and fully paid	Called-up share capital
Profit for the year	Attributable profit
Property and equipment	Fixed assets
Retained earnings	Profit and loss account reserve
Secondary tax on companies	No direct international equivalent. Tax paid on net difference between dividends received and paid.
Share capital	Ordinary shares, capital stock or common stock, issued and fully paid
Share premium	Additional paidup capital or paid-in surplus
Shareholders' interest	Shareholders' equity
Shares in issue	Shares outstanding
Writeoffs	Chargeoffs

Contact details

NEDBANK GROUP LIMITED
Reg No 1966/010630/06

Business address and registered office
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0)11 294 4444
Fax: +27 (0)11 294 6540
Website: www.nedbankgroup.co.za

NEDBANK LIMITED
Business address
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0)11 294 4444
Fax: +27 (0)11 294 6540
Website: www.nedbank.co.za

NEDBANK GROUP 2005 ANNUAL REPORT
Should you require a copy of the Nedbank Group 2005 Annual Report, please email your address details to Nedbank Group Investor Relations at nedbankgroupir@nedbank.co.za or send a fax to +27 (0)11 294 6549. The report is also available on the enclosed CD or online at www.nedbankgroup.co.za.

INVESTOR RELATIONS
The investor relations and financial media functions at Nedbank Group are outsourced. For investor-related information please contact:

Tier 1 Investor Relations
Grapevine House
Silverwood Close
Steenberg Office Park, Tokai
Cape Town, 7945
South Africa
Tel: +27 (0)21 702 3102
Fax: +27 (0)21 702 3107
Email: nedbankgroupir@nedbank.co.za

NEDBANK CLIENT CARE CENTRE
The Nedbank Client Care Centre (NCCC) provides a comprehensive range of problem resolution services to all external Nedbank clients, across all brands, products and client groupings, as well as to all Nedbank Group employees.

Telephone	0860 115 060
(all 0860 numbers are tollfree within South Africa only)	
Nedbank	0860 555 111
Old Mutual Bank	0860 555 222
Go Banking	0860 654 222
Card Lost and Stolen	0800 110 929
Nedbank Corporate	0860 111 055
Nedbank Retail	0860 115 060 (06:00 – 22:00)

NEDBANK CAPITAL
B Kennedy: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 294 3103
Fax: +27 (0)11 295 3103
Email: BrianKe@nedbank.co.za

NEDBANK CORPORATE
GW Dempster: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 295 8165
Fax: +27 (0)11 294 8165
Email: GrahamD@nedbank.co.za

NEDBANK RETAIL
RA Shuter: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 294 1331
Fax: +27 (0)11 295 1331
Email: RobSh@nedbank.co.za

COMPANY SECRETARY
GS Nienaber: Group Company Secretary
Tel: +27 (0)11 294 9106
Fax: +27 (0)11 295 9106
Email: GawieN@nedbank.co.za

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
Business address
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown, 2107
South Africa
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5228

AUDITORS
Deloitte & Touche
Business address
The Woodlands
20 Woodlands Drive
Woodmead, 2128
South Africa

Postal address
Private Bag X6
Gallo Manor, 2052
South Africa
Tel: +27 (0)11 806 5000
Fax: +27 (0)11 806 5003

KPMG Inc
Business address
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa

Postal address
Private Bag X9
Parkview, 2122
South Africa
Tel: +27 (0)11 647 7111
Fax: +27 (0)11 647 8000



Annual general meeting

May 2006, at 16:00

TABLE OF CONTENTS

This document is important and requires your immediate attention.

If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedbank Group Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Reg No 1966/010630/06 (Incorporated in the Republic of South Africa)

www.nedbankgroup.co.za





Chairman's office

Dear Member

I extend a warm invitation to you to attend the 39th annual general meeting of Nedbank Group Limited to be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Thursday, 4 May 2006, at 16:00.

Included in this document are the following:

- the notice of annual general meeting setting out the resolutions to be proposed at the meeting;
- annexure 1 to the notice of annual general meeting setting out explanatory notes regarding proxies and resolutions for the annual general meeting as well as important notes about the annual general meeting; and
- a form of proxy.

If you are unable to attend, you will be able to exercise your right as a member to take part in the annual general meeting by following the accompanying explanatory notes.

I should like to remind members of their right to raise questions, at the appropriate time, at the annual general meeting. As it is not possible to answer every question raised at the annual general meeting, and to ensure that matters of particular interest to members are covered I should like to suggest that members use the attached question form to raise, in advance, any questions of particular interest to them. From the question forms returned we can assess the most popular topics and I shall endeavour to address these at the annual general meeting, ensuring that they will not be overlooked. This advance notice of relevant questions will, of course, not prevent any member from raising questions during the annual general meeting.

The question form can be:

- forwarded to the Company Secretary, GS Nienaber, A Block, Ground Floor, Nedbank Sandton, 135 Rivonia Road, Sandown, 2196 (PO Box 1144, Johannesburg, 2000), to be received no later than 16:00 on Wednesday, 3 May 2006; or
- forwarded by hand, post or fax along with the form of proxy to our transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, fax number +27 (0)11 688 5238, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 16:00 on Wednesday, 3 May 2006; or
- handed in at the time of registering attendance at the annual general meeting, should the above options not have been chosen.

Yours faithfully

WAM Clewlow
Chairman

Sandown
22 March 2006

HEAD OFFICE

135 Rivonia Road Sandown 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel: +27 (0)11 294 444 Fax +27 (0)11 295 1111 www.nedbank.co.za


NEDBANK
GROUP

Question form for annual general meeting

Name of member ______

Address ______

______

______

______

Contact details ______

Telephone number ______

Fax number ______

Email ______

Questions ______

Shareholders' diary

2005 FINANCIAL YEAR

Financial year-end	31 December 2005
Final dividend payment (Nedbank Limited preference shares)	20 March 2006
Final dividend payment (Nedbank Group Limited ordinary shares)	3 April 2006
Annual general meeting	4 May 2006

2006 FINANCIAL YEAR

Interim report and announcement of interim dividend	on or about 1 August 2006
Interim dividend payment	during September 2006
Financial year-end	31 December 2006
Annual results and announcement of final dividend	during February 2007
Publication and posting of annual report	during April 2007
Final dividend payment	during April 2007
Annual general meeting	during May 2007

MAP GIVING LOCATION OF NEDBANK SANDTON

The map below indicates the location of Nedbank Sandton, where the annual general meeting will be held.


MORNINGSIDE
WENDYWOOD
N
KELVIN
RIVONIA RD
SOUTH
M1
SANDOWN
BENMORE
MORNINGSIDE CLINIC
MC DONALD'S
CROWN PLAZA
GRAYSTON
FREDMAN
HILTON
Nedbank Group Sandton
WEST
VILLAGE WALK
KATHERINE
SANDTON CITY
SANDTON WYNBERG OFFRAMP
WYNBERG
S
JHB



Notice of annual general meeting

Nedbank Group Limited (formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Reg No 1966/010630/06
JSE share code: NED ISIN: ZAE000004875
(Nedbank Group or the company)

Notice is hereby given that the 39th annual general meeting of the members of Nedbank Group will be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Thursday, 4 May 2006, at 16:00.

AGENDA

1 To receive and adopt the annual financial statements of the company for the year ended 31 December 2005, together with the reports of the directors and auditors.

2 To note and confirm the interim dividend of 1,21923 shares for every 100 Nedbank Group shares held to those shareholders who elected (or were deemed to have elected) the capitalisation award and 105 cents per ordinary share to those shareholders who did not elect to receive capitalisation shares, declared on 3 August 2005, and the final dividend of 1,5952 shares for every 100 Nedbank Group shares held to those shareholders who elected (or were deemed to have elected) the capitalisation award and 185 cents per ordinary share to those shareholders who did not elect to receive capitalisation shares, declared on 17 February 2006.

3 To elect the following directors of the company:

3.1 Mr TA Boardman;

3.2 Mr RG Cottrell;

3.3 Mr JB Magwaza; and

3.4 Mr CML Savage

who retire by rotation in terms of the company's articles of association and, being eligible, make themselves available for election. Brief biographical details of the directors to be elected are set out on pages 24 to 27 of the annual report.

4 To elect the following directors of the company:

4.1 Mr MA Enus-Brey;

4.2 Dr RJ Khoza; and

4.3 Mrs GT Serobe

who were appointed as directors of the company during the year and who retire in terms of the company's articles of association and, being eligible, make themselves available for election. Brief biographical details of the directors to be elected are set out on pages 24 to 27 of the annual report.

5 To consider and put to the vote the appointment, subject to regulatory approval, of any person proposed as a director in terms of article 18.3 of the company's articles of association.

6 To approve the non-executive directors' fees.

7 To approve the remuneration paid to executive directors.

8 To reappoint Deloitte & Touche and KPMG Inc as joint auditors.

9 To authorise the directors to determine the remuneration of the company's auditors.

ORDINARY RESOLUTION 1

Control of authorised, but unissued, shares

'Resolved that authority be and is hereby granted by shareholders to the directors to place the authorised, but unissued, ordinary shares in the share capital of Nedbank Group under the control of the directors and to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973, as amended (the Act), the Banks Act, 94 of 1990, as amended (the Banks Act), and the JSE Limited (JSE) Listings Requirements. The issuing of shares granted under this authority will be limited to Nedbank Group's existing contractual obligations to issue shares, including for purposes of Nedbank Group's BEE transaction approved in 2005, any scrip dividend and/or capitalisation share award, and shares required to be issued for the purpose of carrying out the terms of the various Nedbank Group share incentive schemes.'

As special business, to consider and, if deemed fit, pass with or without modification the following resolutions:

ORDINARY RESOLUTION 2

Amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

'Resolved that the amendment of the rules of The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme be and is hereby approved by the deletion, in the content of the definition of "Purchase Price" in clause 1.1 on page 9 of the rules, of the number "20" and the replacement thereof with the number "3".'

SPECIAL RESOLUTION 1

General authority to repurchase shares

'Resolved that the company and/or its subsidiaries be and are hereby authorised, in terms of a general authority contemplated in Sections 85(2) and 85(3) of the Companies Act, 61 of 1973, as amended (the Act), to acquire the company's issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval, to the extent required, of the Registrar of Banks, the provisions of the Act, the Banks Act, 94 of 1990, as amended, and the JSE Limited (JSE) Listings Requirements, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse, unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of the passing of this special resolution), subject to the following limitations:

(a) the repurchase of securities shall be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(b) authorisation thereto shall be given by the company's articles of association;

(c) this general authority shall be valid only until the company's next annual general meeting, provided that it shall not extend beyond 15 months from the date of the passing of this special resolution;

(d) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority the maximum premium at which such ordinary shares may be acquired shall be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;

(e) the acquisitions of ordinary shares in the aggregate in any one financial year shall not exceed 10% (ten percent) of the company's issued ordinary share capital of that class in any one financial year;

(f) the company and the Nedbank Group shall be in a position to repay its debt in the ordinary course of business for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market;

(g) the assets of the company and the Nedbank Group shall be in excess of the liabilities of the company and the Nedbank Group for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market – for this purpose the assets and liabilities shall be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

(h) the ordinary capital and reserves of the company and the Nedbank Group shall be adequate for ordinary business purposes for the 12 months after the decision by the directors of the company to repurchase shares in the open market;

(i) the available working capital shall be adequate to continue the operations of the company and the Nedbank Group for a period of 12 months after the decision by the directors to repurchase shares in the open market;

(j) after such repurchase the company shall continue to comply with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread requirements;

(k) the company or its subsidiaries shall not repurchase securities during a prohibited period, as defined in paragraph 3.67 of the JSE Listings Requirements;

(l) when the company has cumulatively repurchased 3% (three percent) of the initial number of the relevant class of securities, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, an announcement shall be made; and

(m) at any point in time the company shall appoint only one agent to effect any repurchase(s) on its behalf.'

In terms of the proposed special resolution the maximum number of Nedbank Group shares that may be repurchased during the term of this authority, subject to (b) above, amounts to 44 745 702 shares (10% of 443 457 052 shares in issue as at 20 March 2006).

The reason for and effect of special resolution 1 is to authorise the company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.



Notice of annual general meeting

Disclosure in terms of section 11.26 of the JSE Limited (JSE) Listings Requirements

The JSE Listings Requirements require the following disclosures, which are disclosed in the Nedbank Group 2005 Annual Report, as set out below:

Directors	pages 24 to 27
Major shareholders of Nedbank Group	page 246
Directors' interests in securities	pages 140 to 141
Share capital of Nedbank Group	pages 208 to 209

Material change

Other than the facts and developments, as reported on in the annual report, there have been no material changes in the affairs or financial position of Nedbank Group and its subsidiaries from 31 December 2005 to the date of the audit report forming part of the annual financial statements.

Directors' responsibility statement

The directors, whose names are given on pages 24 to 27 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to special resolution 1 and certify that to the best of their knowledge and belief no facts have been omitted, which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution and additional disclosure in terms of section 11.26 of the JSE Listings Requirements pertaining thereto contain all such information required by law and the JSE Listings Requirements.

Litigation statement

In terms of section 11.26 of the JSE Listings Requirements the directors, whose names are given on pages 24 to 27 of the annual report, are not aware of any legal or arbitration proceedings, including proceedings pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Nedbank Group's financial position.

Voting by proxy

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the office of the transfer secretaries no later than 24 hours before the time appointed for the holding of the annual general meeting.

By order of the board

GS Nienaber
Company Secretary

Sandown
22 March 2006

Registered office
Nedbank Group Limited
Reg No 1966/010630/06
Nedbank Sandton

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001

135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

PO Box 61051
Marshalltown, 2107
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5238

THE EXPLANATORY NOTES REGARDING PROXIES AND RESOLUTIONS FOR THE ANNUAL GENERAL MEETING

1 **Explanatory notes regarding proxies**

1.1 A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the annual general meeting. A form of proxy for use at the annual general meeting is enclosed.

1.2 To be valid the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, should be lodged by hand with the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, or posted to PO Box 61051, Marshalltown, 2107, or faxed to +27 (0)11 688 5238 to be received no later than 16:00 on Wednesday, 3 May 2006.

1.3 The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form, which should be completed only by registered holders of certificated Nedbank Group ordinary shares and holders of dematerialised Nedbank Group ordinary shares with own-name registration.

1.4 Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with a nominee or, if applicable, a central securities depository participant (CSDP) or broker to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting .

1.5 Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form has been included for this purpose.

2 **Explanatory notes to resolutions for the annual general meeting**

Receipt and adoption of annual financial statements and reports

In terms of the Companies Act, 61 of 1973, as amended (the Act), the directors are required to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2005, together with the report of the auditors contained in the annual financial statements.

Payment of dividends

An interim dividend of 1,21923 shares for every 100 Nedbank Group shares held, or 105 cents per ordinary share to those shareholders who did not elect to receive capitalisation shares, was declared on 3 August 2005 and issued/paid on 12 September 2005. A final dividend of 1,5952 shares for every 100 Nedbank Group shares held, or 185 cents per ordinary share to those shareholders who did not elect to receive capitalisation shares, was declared on 17 February 2006 and will be issued/paid on 3 April 2006. Members are asked to note and confirm the dividends paid/payable.

Election of directors who retire by rotation or retire as a result of filling a casual vacancy and proposal of any new person as a director

In terms of the company's articles of association (articles) one-third of the directors are required to retire at each annual general meeting and may offer themselves for election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, since the last annual general meeting is similarly required to retire and is eligible for election at the annual general meeting. Biographical details of the directors of the company retiring by rotation, or as a result of an appointment during the year, are set out on pages 24 to 27 of the Nedbank Group 2005 Annual Report. Voting will be conducted in respect of each director individually.

Appointment of any person proposed as a director in terms of article 18.3 of the company's articles

Article 18.3 of the company's articles makes provision for a member to propose a person for election as a director. Any nominations received by the company that comply with the requirements of the company's articles will be considered by members and put to the vote, but shall be subject to regulatory approval in the normal course.

Remuneration of directors

In terms of article 17.7 of the company's articles remuneration shall be payable to the directors and determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 77 to 87 of the Nedbank Group 2005 Annual Report. The Nedbank Group board has recommended the following increases in the non-executive directors' fees for the

2006 financial year:

- the Nedbank Group Limited Board fees to be increased from R70 000 to R75 000 per annum; and
- the Nedbank Limited Board fees to be increased from R40 000 to R60 000 per annum.

Reappointment of auditors

This resolution proposes the reappointment of the company's existing joint auditors, Deloitte & Touche and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company following the review by the Group Audit Committee.

Remuneration of auditors

This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate auditors' remuneration for audit and other services paid to the auditors for the financial year ended 31 December 2005 amounted to R88 million (2004: R121 million). Particulars of the auditors' remuneration can be found in note 8 on page 176 of the Nedbank Group 2005 Annual Report.

Placing of unissued ordinary shares under the control of the directors

Ordinary resolution 1

In terms of sections 221 and 222 of the Act the members of the company have to approve the placement of unissued shares under the control of the directors. The authority is limited to shares being issued for purposes of Nedbank Group's existing contractual obligations, including for purposes of Nedbank Group's BEE transaction approved in 2005, issue of shares for capitalisation share awards and scrip dividends, as well as for purposes of the various Nedbank Group share incentive schemes.

Amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

Ordinary resolution 2

This resolution amends The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme so that the purchase price of options is calculated on the weighted average share price (by volume) of the three preceding business days of the offer, thereby reducing the number of days over which the weighted average share price is calculated from 20 to three days and avoiding the issue price being determined during a closed period.

Repurchase of shares

Special resolution 1

The company's articles contain a provision allowing the company or any of its subsidiaries to repurchase (acquire) the company's issued shares. This is subject to the approval of members in terms of the company's articles, the Companies Act, 91 of 1973, as amended, the Banks Act, 94 of 1990, as amended, and the JSE Limited (JSE) Listings Requirements. The existing general authority, granted by members at the last annual general meeting on 4 May 2005, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authority and thereby allow the company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action. The proposed authority would enable the company to purchase up to a maximum of 44 745 702 ordinary shares in the capital of the company, with a stated upper limit on the price payable, in terms of the JSE Listings Requirements. Purchases would be made, only after the most careful consideration, in cases where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the company and its members.

1 019 065 shares were repurchased during the financial year ended 31 December 2005.

3 Important notes about the annual general meeting

Date: Thursday, 4 May 2006, at 16:00.

Venue: The Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton.

Time: The annual general meeting will start promptly at 16:00. Shareholders wishing to attend are advised to be in the auditorium no later than 15:45. The reception area will be open from 15:30, from which time refreshments will be served.

Travel information: The map indicates the location of Nedbank Sandton.

Admission: Shareholders and others attending the annual general meeting are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders, shareholder representatives and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellphones should be switched off for the duration of the proceedings.

Enquiries and questions: Shareholders intending to ask questions relating to the business of the annual general meeting or on other related matters who have not lodged or faxed their question forms with or to either the Company Secretary or transfer secretaries are asked to register their names and addresses and hand in their question forms at the question registration desk. A question form is enclosed on page 260 for this purpose. Staff will be on hand to provide any advice and assistance required.

PLEASE NOTE

1 Certificated shareholders and own-name dematerialised registration

Holders of certificated Nedbank Group ordinary shares wishing to attend the annual general meeting should ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name and check the number of shares so registered.

Should their shares not be registered in their own name, but in any other name or form, shareholders wishing to attend and/or vote at the annual general meeting should follow the instructions and explanatory notes that accompany the notice of the annual general meeting.

Similarly, shareholders who are holding dematerialised Nedbank Group ordinary shares and believe these to be held in their own name should check with the transfer secretaries and take the appropriate action in accordance with the instructions and guidance contained herein or obtain assistance from the transfer secretaries, if necessary.

2 Central Securities Depository Participant (CSDP) or nominee holdings

Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting. As far as holdings in a CSDP are concerned, these will be guided by the terms of the agreement entered into between shareholders and their CSDP or broker.

3 Proxies

Shareholders completing a proxy form (see note 1 on page 270) should ensure that their proxy form reaches the address, as indicated in note 1.2 on page 265, no later than 16:00 on Wednesday, 3 May 2006.

4 Enquiries

Any shareholders having difficulties or questions pertaining to the annual general meeting or the above are invited to contact the Company Secretary's office on +27 (0)11 294 9105/6/7.



Notes

Form of proxy

Nedbank Group Limited (formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Reg No 1966/010630/06
JSE share code: NED ISIN: ZAE000004875
(Nedbank Group or the company)

For use by members and registered holders of certificated Nedbank Group ordinary shares and holders of dematerialised Nedbank Group ordinary shares registered in their own name at the annual general meeting to be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Thursday, 4 May 2006, at 16:00 and at any adjournment thereof.

Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should not complete this form of proxy but should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant (CSDP) or broker (as the case may be) to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting.

I/We ______________________________

of (address) ______________________________

____

being the holder(s) of [ ] ordinary shares in the company, appoint (see note 1):

1 ______________________________ or failing him/her

2 ______________________________ or failing him/her

3 the chairman of the annual general meeting

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or to abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

	Number of votes (one vote per ordinary share)		
Resolutions	**For**	**Against**	**Abstain**
1 *Receipt and adoption of annual financial statements, together with reports*			
2 Noting and confirmation of payment of dividends			
3.1 Election as a director of Mr TA Boardman, who is retiring by rotation			
3.2 Election as a director of Mr RG Cottrell, who is retiring by rotation			
3.3 Election as a director of Mr JB Magwaza, who is retiring by rotation			
3.4 Election as a director of Mr CML Savage, who is retiring by rotation			
4.1 Election of Mr MA Enus-Brey, who was appointed as a non-executive director of the company during the year			
4.2 Election of Dr RJ Khoza, who was appointed as a non-executive director of the company during the year			
4.3 Election of Mrs GT Serobe, who was appointed as a non-executive director of the company during the year			
5 Consideration and putting to the vote of the appointment of any person proposed as a director in terms of article 18.3 of the company's articles of association			
6 *Approval of the non-executive directors' fees*			
7 Approval of the remuneration paid to executive directors			
8 Reappointment of the joint auditors			
9 Determination of the remuneration of the joint auditors			
10 Ordinary resolution 1 – Placing of unissued ordinary shares under the control of the directors			
11 Ordinary resolution 2 – Amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme			
12 *Special resolution 1 – General authority to repurchase shares*			

Signed at (place) ______________ on (date) ______________ 2006

Signature ______________________________

Assisted by me
(where applicable)

Please read the notes on page 270.

Contact details
Tel:
Fax:
Email:



Notes to proxy form

1 Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

2 A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3 A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or the appointed proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4 A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5 Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6 The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7 Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies).

8 The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9 Forms of proxy have to be lodged with or posted to Computershare Investor Services 2004 (Pty) Limited (Computershare), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 16:00 on Wednesday, 3 May 2006. Proxy forms can also be submitted by fax to Computershare (fax number +27 (0)11 688 5238), subject to the proxy instructions meeting all other criteria.

10 This proxy form is to be completed only by those members who are:

- holding shares in a certificated form; or
- recorded in the subregister in dematerialised electronic form in their own name.

11 Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant (CSDP) or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting. As far as holdings in a CSDP are concerned, these will be guided by the terms of the agreement entered into between shareholders and their CSDP or broker.



www.nedbankgroup.co.za

NEDBANK
GROUP

DESIGNED BY motiv
PRINTED BY INCE (PTY) LTD